RAPT THERAPEUTICS

2025 Proxy Statement
and
2024 Annual Report

April 2025

Dear Stockholders,

I am pleased to report on our vision for significant growth and momentum as we advance clinical development of our lead drug candidate, RPT904, a novel half-life extended monoclonal antibody designed to bind immunoglobin E (IgE), a key driver of several allergic diseases.[1]

Pursuing Large Markets and Unmet Needs in Allergy

2024 was a transitional year for RAPT, which culminated in the acquisition of worldwide rights (excluding mainland China, Hong Kong, Macau and Taiwan) to develop and commercialize RPT904 through an exclusive license agreement with Jemincare Pharmaceutical Co., Ltd., a leading pharmaceutical company in China. We believe RPT904 has potential as a best-in-class therapeutic option compared to omalizumab (marketed as Xolair®), an anti-IgE monoclonal antibody approved for several allergic disorders. Our initial focus will be food allergy and we plan to initiate a Phase 2b clinical trial of RPT904 in food allergy later in 2025. Separately, Jemincare is conducting Phase 2 clinical trials of this promising asset in China in asthma and chronic spontaneous urticaria (CSU). Should these mid-stage trials prove successful, they would solidify our belief in the pipeline-in-a-product potential of RPT904 across multiple indications and its potential to address the significant unmet needs of patients with those inflammatory conditions.

Our confidence in RPT904 is based on two key factors:

1) RPT904 targets the same clinically validated binding site (epitope) as omalizumab, but utilizes an innovative design for extended half-life and improved affinity. This allows for the potential of RPT904 to reduce dosing frequency and improve compliance and patient outcomes.

2) Data from Jemincare's randomized, double-blinded, Phase 1 single-dose dose-escalation study in 56 healthy volunteers in China confirmed the median half-life of RPT904 was more than two times that of omalizumab at the same dose. In addition, the pharmacokinetics of RPT904 were approximately dose-proportional and pharmacodynamic analysis showed deeper and more sustained reduction of free IgE

[1] This letter contains forward-looking statements. Please see the sections titled "Special Note Regarding Forward-Looking Statements" and "Risk Factors" in the accompanying Annual Report on Form 10-K.

and higher total IgE accumulation by RPT904 compared to omalizumab at the same dose. Reduction of free IgE by omalizumab is associated with efficacy across a range of indications including food allergy and asthma.

Prioritizing Food Allergy

Although there are broad opportunities for RPT904, we are prioritizing development in food allergy, which is a significant and growing health problem in the United States, Europe and throughout the developed world and an area of high unmet medical need. According to Food Allergy Research & Education (FARE), an organization dedicated to improving the lives of people with food allergy through research, education and advocacy, over 17 million people in the United States have been diagnosed with a food allergy, including approximately six million children. Furthermore, FARE notes that approximately 40% of people with a food allergy are allergic to more than one food and approximately half of food-allergic people in the United States have had a severe reaction from their food allergy.

Traditional treatments include food avoidance, which does not eliminate risk, and oral immunotherapy, which is burdensome, treats a single allergen and is associated with side effects, including anaphylaxis. Despite these approaches, 3.4 million patients per year in the US require a visit to the emergency room for food allergy-related reactions. This places a large burden on the healthcare system and has a negative socioeconomic and quality of life impact on patients and their families.

The approval of omalizumab last year as a treatment for food allergy was well received with Roche reporting over 40,000 patients prescribed in the first three quarters after launch. Compared to traditional therapies, omalizumab's main advantages include its high response rate and ability to treat multiple food allergies simultaneously. With an extended half-life, we believe RPT904 has the potential to be dosed much less frequently than omalizumab (every 8 or 12 weeks compared to every 2 to 4 weeks) and has the potential to treat patients with high IgE or high body weight who are not eligible to be treated with omalizumab. This profile should be highly attractive to patients, prescribers and payers and should position RPT904 as the preferred treatment option for food allergy.

Chronic Spontaneous Urticaria

We have also identified CSU as a priority indication for RPT904 right behind food allergy. Omalizumab is the standard of care for the estimated 400 thousand CSU patients whose disease is inadequately controlled with high-dose antihistamines. We believe that RPT904, with its less-frequent dosing, would successfully compete with omalizumab and become the preferred treatment option in this indication. Our partner Jemincare is currently conducting a Phase 2 trial in CSU in China, which is expected to read out later this year. This Phase 2 trial, if successful,

would support our development in CSU, potentially including moving directly to a Phase 3 pivotal trial.

CCR4 in Inflammatory Disease

Despite our setback last year with zelnecirnon (RPT193), we continue to believe CCR4 is an exciting drug target for inflammatory diseases and have efforts underway to identify a next-generation oral CCR4 antagonist. With our focus on allergy and inflammation, we have deprioritized our cancer programs and are currently pursuing partnerships to further develop tivumecirnon, our oral CCR4 antagonist that has shown promising results in several cancer indications.

Strengthened Organizational Resources

For a development-stage company, prudent cash management is essential, particularly in the turbulent markets that have plagued biopharmaceutical companies in recent years. In addition to our disciplined budgets, we were pleased to execute a $150 million private placement last year concurrent with the in-licensing of RPT904. We reported cash and marketable securities of $231 million as of December 31, 2024, and we expect our cash resources to support our planned operations to our planned data readout from our Phase 2b clinical trial for RPT904 in food allergy, which we expect in the first half of 2027.

Outlook for Growing Stockholder Value

We see a tremendous opportunity to grow stockholder value should the potential for RPT904 be realized as envisioned. Food allergy alone represents a large, multibillion market, and we believe RPT904 would be well positioned to become the treatment of choice for many food allergy patients. As you know, drug development can be tricky and unpredictable. However, we believe RPT904 has significant potential and are focused on executing our development plans later this year.

We look forward to keeping you apprised of our progress. As always, we appreciate your continued support as we seek to bring our transformative medicines to patients in need.

Sincerely,

Brian Wong, M.D., Ph.D.
President and CEO

[THIS PAGE INTENTIONALLY LEFT BLANK]

RAPT THERAPEUTICS, INC.
561 Eccles Avenue
South San Francisco, California 94080
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 29, 2025

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders (the “Annual Meeting”) of RAPT Therapeutics, Inc., a Delaware corporation (the “Company”). The meeting will be held virtually via live webcast at **www.virtualshareholdermeeting.com/RAPT2025** on Thursday, May 29, 2025 at 10:00 a.m. Pacific Daylight Time for the following purposes:

1. To elect Dr. Michael F. Giordano as a Class III director to hold office until the Company’s 2028 annual meeting of stockholders or until his successor has been duly elected and qualified.
2. To ratify the appointment by the Audit Committee of the Company’s Board of Directors of Ernst & Young LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2025.
3. To approve, on an advisory basis, the compensation of the Company’s named executive officers.
4. To indicate, on an advisory basis, the preferred frequency of stockholder advisory votes on the compensation of the Company’s named executive officers.
5. To approve the amendment of the Company’s Amended and Restated Certificate of Incorporation to effect, at the discretion of the Board of Directors, a reverse stock split of the Company’s issued and outstanding common stock, at a ratio of one-for-eight.
6. To approve the Company’s 2025 Equity Incentive Plan.
7. To approve the amendment and restatement of the Company’s 2019 Employee Stock Purchase Plan (the “ESPP”) to remove the evergreen provision and increase the aggregate number of shares of the Company’s common stock reserved for issuance under the ESPP by 4,000,000 shares.
8. To conduct any other business properly brought before the meeting.

These items of business are more fully described in the attached proxy statement.

The Annual Meeting will be held in a virtual meeting format only. Online check-in will begin at 9:30 a.m. Pacific Daylight Time and you should allow ample time for the check-in procedures. You will not be able to attend the Annual Meeting in person.

The record date for the Annual Meeting is April 4, 2025. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof. A complete list of record stockholders will be available for examination by any stockholder for any purpose germane to the Annual Meeting for a period of ten days ending on the day before the Annual Meeting date. If you would like to view the list, please contact us at our principal executive offices between the hours of 9:00 a.m. and 5:00 p.m. Pacific Daylight Time at RAPT Therapeutics, Inc., Attn: Corporate Secretary, 561 Eccles Avenue, South San Francisco, California 94080; telephone: (650) 489-9000.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of stockholders to be held via live webcast at www.virtualshareholdermeeting.com/RAPT2025 on May 29, 2025 at 10:00 a.m. Pacific Daylight Time.

The definitive proxy statement and our annual report will be available to stockholders at www.proxyvote.com.

By Order of the Board of Directors,

/s/ Brian Wong, M.D., Ph.D.
Brian Wong, M.D., Ph.D.
President and Chief Executive Officer
South San Francisco, California
April 14, 2025

This definitive proxy statement is dated April 14, 2025 and is first being made available to stockholders on April 14, 2025.

You are cordially invited to attend the Annual Meeting via live webcast at www.virtualshareholdermeeting.com/RAPT2025. Whether or not you expect to attend the meeting, please complete, date, sign and return the proxy mailed to you, or vote over the telephone or via the internet as instructed in these materials, as promptly as possible in order to ensure your representation at the Annual Meeting. Please note that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the Annual Meeting, you must obtain a proxy issued in your name from that record holder.

[THIS PAGE INTENTIONALLY LEFT BLANK]

TABLE OF CONTENTS

[THIS PAGE INTENTIONALLY LEFT BLANK]

RAPT THERAPEUTICS, INC.
561 Eccles Avenue
South San Francisco, California 94080

PROXY STATEMENT
FOR THE 2025 ANNUAL MEETING OF STOCKHOLDERS
MAY 29, 2025

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING

Why did I receive a notice regarding the availability of proxy materials on the internet?

Pursuant to rules adopted by the Securities and Exchange Commission (the "SEC"), we have elected to provide access to our proxy materials over the internet. Accordingly, we have sent you a Notice of Internet Availability of Proxy Materials (the "Notice") because the Board of Directors of RAPT Therapeutics, Inc. (the "Company," "RAPT," "we," "us" or "our") is soliciting your proxy to vote at the 2025 Annual Meeting of Stockholders (the "Annual Meeting"), including at any adjournments or postponements thereof. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the internet or to request a printed copy may be found in the Notice.

We intend to mail the Notice on or about April 14, 2025 to all stockholders of record entitled to vote at the Annual Meeting.

Will I receive any other proxy materials by mail?

No, you will not receive any other proxy materials by mail unless you request a paper copy of proxy materials. All stockholders will have the ability to access the proxy materials online at **www.proxyvote.com** or may request a printed set of the proxy materials. Instructions on how to access the proxy materials or to request a printed copy may be found in the Notice.

How do I attend the Annual Meeting?

The meeting will be held virtually via live webcast at **www.virtualshareholdermeeting.com/RAPT2025** on Thursday, May 29, 2025 at 10:00 a.m. Pacific Daylight Time. You will not be able to attend the Annual Meeting in person. To attend the meeting, you will need the 16-digit control number included in the Notice, your proxy card or the instructions that accompanied your proxy materials. If you are a beneficial stockholder, you should contact the bank, broker or other institution where you hold your account well in advance of the meeting if you have questions about obtaining your control number and proxy to vote.

Online check-in will begin at 9:30 a.m. Pacific Daylight Time and you should allow ample time for the check-in procedures. The virtual meeting has been designed to provide the same rights to participate as you would have at an in-person meeting. Information on how to vote before and during the Annual Meeting is discussed below.

Whether or not you participate in the Annual Meeting, it is important that you vote your shares.

What if I cannot find my control number?

Please note that if you do not have your control number and you are a registered stockholder, you will be able to login as a guest. To view the meeting webcast visit **www.virtualshareholdermeeting.com/RAPT2025** and register as a guest. If you login as a guest, you will not be able to vote your shares or ask questions during the meeting.

If you are a beneficial owner (that is, you hold your shares in an account at a bank, broker or other holder of record), you will need to contact that bank, broker or other holder of record to obtain your control number prior to the Annual Meeting.

When is the record date for the Annual Meeting?

The Board of Directors has fixed the record date for the Annual Meeting to be the close of business on April 4, 2025 (the "Record Date").

Will I be able to ask questions at the Annual Meeting?

Stockholders will be able to submit questions online during the meeting, providing our stockholders with the opportunity for meaningful engagement with the Company. During the Annual Meeting, you may submit questions in the question box provided at **www.virtualshareholdermeeting.com/RAPT2025**. We will respond to as many inquiries at the Annual Meeting as time allows. Questions must comply with the meeting rules of conduct posted on the virtual meeting web portal.

What if I have technical difficulties or trouble accessing the virtual meeting website?

If you encounter any difficulties accessing the virtual Annual Meeting webcast during the check-in or meeting time, please call the technical support number that will be posted on the Annual Meeting website log-in page.

What if I cannot virtually attend the Annual Meeting?

You may vote your shares electronically before the meeting by internet, by proxy or by telephone as described below. You do not need to access the Annual Meeting webcast to vote if you submitted your vote via proxy, by internet or by telephone in advance of the Annual Meeting.

Who can vote at the Annual Meeting?

Only stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. On the Record Date, there were 132,006,828 shares of common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with our transfer agent, Equiniti Trust Company, LLC, then you are a stockholder of record. As a stockholder of record, you may vote through the internet before or during the Annual Meeting, by proxy through the internet or by telephone, or by proxy using a proxy card that you may request or that we may elect to deliver at a later time. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy through the internet or by telephone as instructed below or by completing a proxy card that you may request or that we may elect to deliver at a later time.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were not held in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in "street name" and the Notice is being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker or other agent regarding how to vote the shares in your account. You must follow the instructions provided by your brokerage firm, bank, or other similar organization for your bank, broker or other stockholder of record to vote your shares per your instructions. Alternatively, many brokers and banks provide the means to grant proxies or otherwise instruct them to vote your shares by telephone and via the internet, including by providing you with a 16-digit control number via email or on your Notice or your voting instruction form. If your shares are held in an account with a broker, bank or other stockholder of record providing such a service, you may instruct them to vote your shares by telephone (by calling the number provided in the proxy materials) or over the internet as instructed by your broker, bank or other stockholder of record. If you did not receive a 16-digit control number via email or on your Notice or voting instruction form, and you wish to vote prior to or at the virtual Annual Meeting, you must follow the instructions from your broker, bank or other stockholder of record, including any requirement to obtain a valid legal proxy.

What am I voting on?

There are seven matters scheduled for a vote:

- *Proposal No. 1* – To elect Dr. Michael F. Giordano as a Class III director to hold office until the Company's 2028 annual meeting of stockholders or until his successor has been duly elected and qualified.
- *Proposal No. 2* – To ratify the appointment by the Audit Committee of the Board of Directors of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2025.
- *Proposal No. 3* – To approve, on an advisory basis, the compensation of the Company's named executive officers.

- *Proposal No. 4* – To indicate, on an advisory basis, the preferred frequency of stockholder advisory votes on the compensation of the Company's named executive officers.
- *Proposal No. 5* – To approve the amendment of the Company's Amended and Restated Certificate of Incorporation to effect, at the discretion of the Board of Directors, a reverse stock split of the Company's issued and outstanding common stock, at a ratio of one-for-eight (the "Reverse Stock Split Proposal").
- *Proposal No. 6* – To approve the Company's 2025 Equity Incentive Plan (the "2025 Plan").
- *Proposal No. 7* – To approve the amendment and restatement of the Company's 2019 Employee Stock Purchase Plan (the "ESPP") to remove the evergreen provision and increase the aggregate number of shares of the Company's common stock reserved for issuance under the ESPP by 4,000,000 shares.

What if another matter is properly brought before the meeting?

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on those matters in accordance with his best judgment.

How do I vote?

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote through the internet before or during the Annual Meeting, by proxy through the internet or by telephone or by proxy using a proxy card that you may request or that we may elect to deliver at a later time. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure your vote is counted. If you are a stockholder of record and do not vote by completing your proxy card, by telephone, through the internet or online at the Annual Meeting, your shares will not be voted.

- To vote using the proxy card, complete, sign and date the proxy card that may be delivered and return it promptly in the envelope provided. If you return your signed proxy card to us before the Annual Meeting, we will vote your shares as you direct.
- To vote over the telephone, dial toll-free 1-800-690-6903 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number from the Notice. Your telephone vote must be received by 11:59 p.m. Eastern Daylight Time on May 28, 2025 to be counted.
- To vote through the internet before the meeting, go to **www.proxyvote.com** to complete an electronic proxy card. You will be asked to provide the company number and control number from the Notice. Your internet vote must be received by 11:59 p.m. Eastern Daylight Time on May 28, 2025 to be counted.
- To vote through the internet during the meeting, please visit **www.virtualshareholdermeeting.com/RAPT2025**. You will be asked to provide the company number and control number from the Notice.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received the Notice containing voting instructions from that organization rather than from RAPT. Follow the voting instructions in the Notice to ensure that your vote is counted. To vote through the internet during the Annual Meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a proxy form.

Internet proxy voting may be provided to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your internet access, such as usage charges from internet access providers and telephone companies.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you owned as of the Record Date.

If I am a stockholder of record and I do not vote, or if I return a proxy card or otherwise vote without giving specific voting instructions, what happens?

If you are a stockholder of record and do not vote by completing a proxy card**,** by telephone or through the internet before or during the Annual Meeting, your shares will not be voted.

If you return a signed and dated proxy card or otherwise vote without marking voting selections, your shares will be voted, as applicable:

- *Proposal No. 1* – **"For"** the election of Dr. Michael F. Giordano as a Class III director to hold office until the Company's 2028 annual meeting of stockholders or until his successor has been duly elected and qualified.
- *Proposal No. 2* – **"For"** the ratification of the appointment by the Audit Committee of the Board of Directors of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2025.
- *Proposal No. 3* – **"For"** the approval, on an advisory basis, of the compensation of the Company's named executive officers.
- *Proposal No. 4* – **"One year"** as the preferred frequency of stockholder advisory votes on the compensation of the Company's named executive officers.
- *Proposal No. 5* – **"For"** the approval of the Reverse Stock Split Proposal.
- *Proposal No. 6* – **"For"** the approval of the 2025 Plan.
- *Proposal No. 7* **– "For"** the amendment and restatement of the ESPP.

If any other matter is properly presented at the meeting, your proxyholder will vote your shares using his best judgment

What are "broker non-votes"?

If you are a beneficial owner of shares held in street name and do not instruct your broker, bank or other agent how to vote your shares, the question of whether your broker, bank or other agent will still be able to vote your shares depends on whether the particular proposal is deemed to be a "routine" matter. Brokers, banks and other agents can use their discretion to vote "uninstructed" shares with respect to matters that are considered to be "routine," but not with respect to "non-routine" matters. Under applicable rules and interpretations, "non-routine" matters are matters that may substantially affect the rights or privileges of stockholders, such as mergers, stockholder proposals, elections of directors (even if not contested), executive compensation (including any advisory stockholder votes on executive compensation and on the frequency of stockholder votes on executive compensation) and certain corporate governance proposals, even if management-supported. When there is at least one "routine" matter that the broker, bank or other securities intermediary votes on, the shares that are un-voted on "non-routine" matters are counted as "broker non-votes." Accordingly, your broker, bank or other agent may not vote your shares on Proposal No. 1, Proposal No. 3, Proposal No. 4, Proposal No. 6 and Proposal No. 7 without your instructions, but may vote your shares on Proposal No. 2 and Proposal No. 5 even in the absence of your instruction. We expect broker non-votes to exist in connection with each of the non-routine proposals.

We encourage you to provide voting instructions to your broker, bank or other agent. This ensures that your shares will be voted at the Annual Meeting according to your instructions. You should receive directions from your broker, bank or other agent about how to submit your proxy to them at the time you receive this proxy statement.

If you are a beneficial owner of shares held in street name, in order to ensure your shares are voted in the way you would prefer, you must provide voting instructions to your broker, bank or other agent by the deadline provided in the materials you receive from your broker, bank or other agent.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these proxy materials, our directors and employees may also solicit proxies. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one Notice?

If you receive more than one Notice, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on the Notices to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Stockholder of Record: Shares Registered in Your Name

Yes. You can revoke your proxy at any time before the final vote at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of the following ways:

- You may submit another properly completed proxy card with a later date.
- You may grant a subsequent proxy by telephone or through the internet.
- You may send a timely written notice that you are revoking your proxy to our Secretary at 561 Eccles Avenue, South San Francisco, California 94080.

Your most current proxy card or telephone or internet proxy is the one that is counted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If your shares are held by your broker or bank as a nominee or agent, you should follow the instructions provided by your broker or bank.

How does the Board of Directors recommend stockholders should vote?

The Board of Directors recommends that you vote:

- *Proposal No. 1* – **"For"** the election of Dr. Michael F. Giordano as a Class III director to hold office until the Company's 2028 annual meeting of stockholders or until his successor has been duly elected and qualified.
- *Proposal No. 2* – **"For"** the ratification of the appointment by the Audit Committee of the Board of Directors of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2025.
- *Proposal No. 3* – **"For"** the approval, on an advisory basis, of the compensation of the Company's named executive officers.
- *Proposal No. 4* – **"One year"** as the preferred frequency of stockholder advisory votes on the compensation of the Company's named executive officers.
- *Proposal No. 5* – **"For"** the approval of the Reverse Stock Split Proposal.
- *Proposal No. 6* – **"For"** the approval of the 2025 Plan.
- *Proposal No. 7* – **"For"** the amendment and restatement of the ESPP.

What vote is required to approve each item and how are votes counted?

The following table summarizes the minimum vote needed to approve each proposal and the effect of abstentions and broker non-votes.

Proposal Number	Proposal Description	Voting Options	Vote Required for Approval	Effect of Abstentions	Effect of Broker Non-Votes
1.	Election of directors	"For" or "withhold" with respect to each director nominee	Plurality of the votes from the holders of a majority of the shares present by remote communication or represented by proxy at the meeting and entitled to vote on the matter; withhold votes will have no effect(1)	Not applicable	No effect(2)
2.	Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2025	"For," "against," or "abstain"	"For" votes from the holders of a majority of the shares present by remote communication or represented by proxy at the meeting and entitled to vote on the matter	Same effect as vote "against"	Not applicable(3)
3	A non-binding advisory vote on the compensation of the Company's named executive officers	"For," "against," or "abstain"	"For" votes from the holders of a majority of the shares present by remote communication or represented by proxy at the meeting and entitled to vote on the matter(4)	Same effect as vote "against"	No effect
4.	A non-binding advisory vote on the preferred frequency of stockholder advisory votes on the compensation of the Company's named executive officers.	"1 year," "2 years," "3 years" or "abstain"	"For" votes from the holders of a majority of the shares present by remote communication or represented by proxy at the meeting and entitled to vote on the matter(5)	(6)	No effect(2)
5.	Approval of the Reverse Stock Split Proposal	"For," "against," or "abstain"	"For" votes from the holders of a majority of the shares present by remote communication or represented by proxy at the meeting and voting affirmatively or negatively on the matter	No effect	Not applicable(3)
6.	Approval of the 2025 Plan	"For," "against," or "abstain"	"For" votes from the holders of a majority of the shares present by remote communication or represented by proxy at the meeting and voting affirmatively or negatively on the matter	No effect	No effect(2)
7.	Amendment and restatement of the ESPP	"For," "against," or "abstain"	"For" votes from the holders of a majority of the shares present by remote	No effect	No effect(2)

Proposal Number	Proposal Description	Voting Options	Vote Required for Approval	Effect of Abstentions	Effect of Broker Non-Votes
			communication or represented by proxy at the meeting and voting affirmatively or negatively on the matter		

(1) Stockholders may not cumulate votes for directors.

(2) This proposal is considered to be a "non-routine" matter. Accordingly, if you hold your shares in street name and do not provide voting instructions to your broker, bank or other agent that holds your shares, your broker, bank or other nominee does not have discretionary authority to vote your shares on this proposal.

(3) This proposal is considered to be a "routine" matter. Accordingly, if you hold your shares in street name and do not provide voting instructions to your broker, bank or other agent that holds your shares, your broker, bank or other nominee has discretionary authority to vote your shares on this proposal.

(4) Because this vote is advisory only, it will not be binding on us or on our Board of Directors. However, our Board of Directors and Compensation Committee will consider the outcome of the vote when making future decisions regarding executive compensation.

(5) If none of the proposed voting frequencies receives "For" votes from the holders of a majority of shares present by remote communication or represented by proxy at the meeting and entitled to vote on the matter, we will consider the frequency receiving the highest number of "For" votes from the holders of shares present by remote communication or represented by proxy at the meeting and entitled to vote on the matter to be the frequency preferred by our stockholders.

(6) Abstentions will be counted toward the vote total and will have the same effect as a vote "Against" each of the proposed voting frequencies, and thus will have the effect of reducing the likelihood that any frequency receives a majority vote.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if the holders of a majority of the outstanding shares of stock entitled to vote are present at the meeting by remote communication or represented by proxy. On the Record Date there were 132,006,828 shares outstanding and entitled to vote. **Thus, the holders of 66,003,415 shares must be present by remote communication or represented by proxy at the meeting to have a quorum.**

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote at the meeting by remote communication. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the holders of a majority of shares present at the meeting by remote communication or represented by proxy may adjourn the meeting to another date.

How can I find out the results of the voting at the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. In addition, final voting results will be published in a current report on Form 8-K that we expect to file within four business days after the Annual Meeting. If final voting results are not available to us in time to file a current report on Form 8-K within four business days after the meeting, we intend to file a current report on Form 8-K to publish preliminary results and, within four business days after the final results are known to us, file an additional current report on Form 8-K to publish the final results.

When are stockholder proposals and director nominations due for next year's annual meeting?

To be considered for inclusion in our proxy materials for our 2026 Annual Meeting of Stockholders, your proposal must be submitted in writing by December 15, 2025 to our Secretary at 561 Eccles Avenue, South San Francisco, California 94080, and you must comply with all applicable requirements of Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, if the 2026 Annual Meeting of Stockholders is advanced by more than 30 days prior to or delayed by more than 30 days after May 29, 2026, then the deadline will be a reasonable time prior to the time we begin to print and send our proxy materials.

Pursuant to our Amended and Restated Bylaws (the "Bylaws"), if you wish to submit a proposal (including a director nomination) at the 2026 Annual Meeting of Stockholders that is not to be included in next year's proxy materials, you must do so not later than the close of business on February 28, 2026 and no earlier than the close of business on January 29, 2026; provided, however, that if the 2026 Annual Meeting of Stockholders is advanced by more than 30 days prior to or delayed by more than 30 days after May 29, 2026, your proposal must be submitted not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of such meeting is first made. You are advised to review our Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations. In addition to satisfying the foregoing requirements under our Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than our Board of Directors' nominees must provide in their notice any additional information required by Rule 14a-19 under the Exchange Act. In addition, the proxy solicited by our Board of Directors for the 2026 Annual Meeting of Stockholders will confer discretionary voting authority with respect to (i) any proposal presented by a stockholder at that meeting for which RAPT has not been provided with timely notice and (ii) any proposal made in accordance with our Bylaws if (a) the 2026 proxy statement briefly describes the matter and how management proxy holders intend to vote on it, and (b) the stockholder does not comply with the requirements of Rule 14a-4(c)(2) promulgated under the Exchange Act.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Our Board of Directors is divided into three classes. Currently, we have two directors in Class I, two directors in Class II and two directors in Class III, with each class of directors serving a staggered three-year term. Vacancies on the Board of Directors may be filled only by persons elected by a majority of the remaining directors unless the Board of Directors determines by resolution that any such vacancies will be filled by stockholders. A director elected by the Board of Directors to fill a vacancy in a class, including vacancies created by an increase in the number of directors, will serve for the remainder of the full term of that class or until the director's successor is duly elected and qualified.

The Board of Directors presently has six members. On March 21, 2025, Dr. Wendye R. Robbins notified the Board of Directors that she would not stand for election at the Annual Meeting. The Board of Directors has resolved to decrease its size to five members, effective immediately before the election of directors at the Annual Meeting. The Board of Directors would like to thank Dr. Robbins for her years of dedicated service to the Company. As a result of Dr. Robbins' departure, there is one Class III director whose term of office expires in 2025, Dr. Michael F. Giordano, and he is standing for election at the Annual Meeting. Upon the recommendation of the Nominating and Corporate Governance Committee, the Board of Directors nominated Dr. Giordano for election at the Annual Meeting. Dr. Giordano has served as a member of our Board of Directors since January 2018 when he was appointed by the Board of Directors. If elected at the Annual Meeting, Dr. Giordano would serve until the 2028 Annual Meeting of Stockholders until his successor has been duly elected and qualified, or, if sooner, until his death, resignation or removal.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of Dr. Giordano. If Dr. Giordano becomes unavailable for election as a result of an unexpected occurrence, shares that would have been voted for Dr. Giordano will instead be voted for the election of a substitute nominee proposed by our Board of Directors, or alternatively, our Board of Directors may leave a vacancy on our Board of Directors or determine that no director be elected at the Annual Meeting. Dr. Giordano has consented to being named as a nominee in this proxy statement and has agreed to serve if elected. We have no reason to believe that Dr. Giordano will be unable to serve.

The following includes a brief biography for Dr. Giordano and each of our other current directors, including their respective ages, as of March 25, 2025. Each biography includes information regarding the specific experience, qualifications, attributes or skills that led the Nominating and Corporate Governance Committee and the Board of Directors to determine that Dr. Giordano or other current director should serve as a member of the Board of Directors.

Class III Director Nominee for Election for a Three-Year Term Expiring at the 2028 Annual Meeting

Michael F. Giordano, M.D., age 67, has served on our Board of Directors since January 2018. From 1999 to 2017, Dr. Giordano worked at Bristol-Myers Squibb Co. (NYSE: BMY), a pharmaceutical company, most recently serving as Senior Vice President and Head of Development of Oncology, Immuno-Oncology and Immunosciences. Dr. Giordano has served on the board of directors of Achilles Ltd (Nasdaq: ACHL) and Oncovalent, Sumovalent and Arovalent Therapeutics (privately held biopharmaceutical companies) through 2024 and previously served as the Chief Medical Officer and on the board of directors of Epizyme, Inc. (Nasdaq: EPZM), a biopharmaceutical company, from March 2018 to August 2022. He received an M.D. from Weil Cornell Medical College and a B.A. in Natural Science from Johns Hopkins University. We believe that Dr. Giordano's extensive experience in drug development and in oncology and immuno-oncology, immunosciences and board governance and compensation provide him with the qualifications and skills to serve on the Board of Directors.

The Board of Directors Recommends
a Vote "For" the election of Dr. Giordano.

Class I Directors Continuing in Office Until the 2026 Annual Meeting

Brian Wong, M.D., Ph.D., age 53, has served as a member of our Board of Directors and as our Chief Executive Officer since August 2015 and as our President since June 2019. Dr. Wong has also served as a Venture Partner at The Column Group since April 2022. From January 2009 to August 2015, he served as Vice President of Immunology and Discovery Research and thereafter as Senior Vice President, Research and Head of Immuno-Oncology at Five Prime Therapeutics, Inc. (Nasdaq: FPRX), a biopharmaceutical company. From 2005 to 2009, he served as Director of Research in the Inflammation Disease Biology Area at F. Hoffmann-La Roche Ltd. (SIX: RO, ROG; OTCQX: RHHBY), a pharmaceutical company. Dr. Wong received an M.D. from Weill Cornell Medical College and a Ph.D. in Immunology from Rockefeller University. Dr. Wong earned a B.A. in Chemistry and Biochemistry from Oberlin College. We believe that Dr. Wong's extensive experience in the life sciences industry and his medical and scientific training provide him with the qualifications and skills to serve on the Board of Directors.

Mary Ann Gray, Ph.D., age 72, has served on our Board of Directors since December 2019. Dr. Gray has been President of Gray Strategic Advisors, LLC, a biotechnology strategic planning and advisory firm, since September 2003. Previously, she served as Senior Analyst and Portfolio Manager of Federated Kaufmann Fund ("Federated"). Prior to Federated, she served as a biotechnology equity research analyst at multiple firms, including Kidder Peabody & Co., Dillon Read & Co. and Raymond James Financial, Inc. (NYSE: RJF). Earlier in her career, she worked as a senior scientist both at Schering Plough Corporation, a pharmaceutical company, and NeoRx Corporation, a biotechnology company. She currently serves on the boards of directors of Compass Therapeutics Inc. (Nasdaq: CMPX), Keros Therapeutics, Inc. (Nasdaq: KROS) and BioAtla Inc. (Nasdaq: BCAB), and previously served on the board of directors of many public and private biotech companies including Palisade Bio, Inc. (Nasdaq: PALI) from July 2019 to March 2024, Sarepta Therapeutics, Inc. (Nasdaq: SRPT) from December 2018 to June 2022, Senomyx, Inc. from September 2010 to November 2018, Juniper Pharmaceuticals, Inc. from March 2016 to August 2018, Galena Biopharma, Inc. from April 2016 to December 2017, TetraLogic Pharmaceuticals Corporation, ACADIA Pharmaceuticals Inc. (Nasdaq: ACAD) April 2005 to June 2016 and Dyax Corp May 2004 to January 2016. Dr. Gray holds a B.S. degree from the University of South Carolina, a Ph.D. in pharmacology from the University of Vermont and completed post-doctoral work at Northwestern University School of Medicine and at the Yale University School of Medicine. We believe that Dr. Gray's extensive experience in the biotechnology industry provide her with the qualifications and skills to serve on the Board of Directors.

Class II Directors Continuing in Office Until the 2027 Annual Meeting

Linda Kozick, age 67, has served on our Board of Directors since December 2016. From January 2011 to July 2015, Ms. Kozick served as Head of Immuno-Oncology, Oncology Product and Portfolio Strategy for Opdivo and Yervoy Life Cycle Management at Bristol-Myers Squibb Co. (NYSE: BMY), a pharmaceutical company. Ms. Kozick earned an M.B.A. from Chapman University. Ms. Kozick also received an M.S. in Molecular Immunology and a B.S. in Medical Technology from SUNY Upstate Medical University. We believe that Ms. Kozick's experience in the biopharmaceutical industry and her technical training provide her with the qualifications and skills to serve on the Board of Directors.

Lori Lyons-Williams, age 47, joined our Board of Directors in November 2021 and has served as chair of the Board of Directors since January 2025. Since May 2022, she has served as President and Chief Executive Officer and a member of the board of directors of Abdera Therapeutics, a privately held biopharmaceutical company developing precision radiopharmaceuticals for cancer. Prior to Abdera, from April 2021 to April 2022, she was President and Chief Operating Officer at Neumora Therapeutics, a biotechnology company. Previously, Ms. Lyons-Williams served as Chief Commercial Officer at Dermira, Inc. (Nasdaq: DERM), a biotechnology company focused on immunology and medical dermatology, from December 2016 until its acquisition by Eli Lilly in May 2020. Prior to Dermira, Ms. Lyons-Williams was Vice President, Sales and Marketing at Allergan Ltd. (NYSE:AGN). Ms. Lyons-Williams currently serves as an independent director on the board of Contineum Therapeutics and previously served as an independent director for Five Prime Therapeutics, Inc. (Nasdaq: FPRX), a biopharmaceutical company, until its acquisition by Amgen in April 2021. Ms. Lyons-Williams earned her B.A. from Virginia Tech and her M.B.A. from Carlson School of Management at the University of Minnesota. We believe Ms. Lyons-Williams' industry experience as an executive and director provide her with the qualifications and skills to serve on the Board of Directors.

Director Continuing in Office Until the Annual Meeting

Wendye Robbins, M.D., age 64, has served on our Board of Directors since September 2019. Since June 2023, she has served as President & CEO of Incendia Therapeutics, Inc., a precision oncology company. From August 2016 to December 2022, Dr. Robbins served as President and Chief Executive Officer of Blade Therapeutics, Inc., a biopharmaceutical company, from August 2016 to December 2022 (and was Interim CEO from May 2015 to July 2016). Dr. Robbins has also been an independent consultant to venture investors and academic scientists in company formation, strategic translational biology and drug development. Dr. Robbins served on the faculty at Stanford University School of Medicine in the Department of Anesthesia, Perioperative Care, and Pain Medicine between 2004 and 2016. Dr. Robbins completed her residency in Anesthesiology at Johns Hopkins University School of Medicine, her internship in Internal Medicine at the University of Pennsylvania School of Medicine and received her fellowship training in Pain Medicine from John Hopkins University School of Medicine. Dr. Robbins received an M.D. from The Medical College of Pennsylvania and a B.S. in Business Administration from the Haas School of Business at the University of California, Berkeley. We believe that Dr. Robbins' extensive experience in the biopharmaceutical industry, her industry expertise and financial knowledge provide her with the qualifications and skills to serve on the Board of Directors.

CORPORATE GOVERNANCE AND BOARD OF DIRECTORS MATTERS

Overview

We are committed to exercising good corporate governance practices. In furtherance of this commitment, we regularly monitor developments in the area of corporate governance and review our processes, policies and procedures in light of such developments. Key information regarding our corporate governance initiatives can be found on the Corporate Governance section of our website, www.rapt.com, including our Corporate Governance Guidelines, Code of Business Conduct and Ethics and the charters for our Audit, Compensation and Nominating and Corporate Governance Committees. The information on, or otherwise accessible through, our website does not constitute a part of this proxy statement. We believe that our corporate governance policies and practices, including the substantial percentage of independent directors on our Board of Directors, empower our independent directors to effectively oversee our management—including the performance of our Chief Executive Officer—and provide an effective and appropriately balanced board governance structure.

Board of Directors Experience

We believe in order to provide effective decision making and oversight of the Company, our Board of Directors' experience and diversity of perspective is integral. As set forth in our Corporate Governance Guidelines, the Nominating and Corporate Governance Committee and our Board of Directors consider diversity, age, skills and such other factors as they deem appropriate given the current needs of the Board of Directors and the Company in identifying director nominees.

We believe that our current directors possess diverse professional experiences, skills and backgrounds, in addition to, among other characteristics, high standards of personal and professional ethics and valuable knowledge of our business and our industry.

Independence of the Board of Directors

Our Board of Directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director and director nominee concerning his or her background, employment and affiliations, including family relationships, our Board of Directors has determined that Dr. Giordano, Dr. Gray, Ms. Kozick, Ms. Lyons-Williams, William Rieflin (at the time of service on the Board of Directors) and Dr. Robbins do not or did not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is or was otherwise "independent" as that term is defined under applicable listing standards of the Nasdaq Stock Market LLC (such listing standards, the "Nasdaq Listing Rules" and "Nasdaq"). Dr. Wong is not considered independent because he currently serves as our Chief Executive Officer. In addition, our Board of Directors has determined that each member of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee (that is currently a member of such committees or was during 2024) meets or met the applicable Nasdaq and SEC rules and regulations regarding "independence" and that each member is or was free of any relationship that would interfere with his or her individual exercise of independent judgment with regard to the Company. In making these independence determinations, our Board of Directors considered the current and prior relationships that each non-employee director (and Mr. Rieflin) has or had with our Company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director (and Mr. Rieflin).

Board Leadership Structure

The roles of chair of our Board of Directors and Chief Executive Officer are currently separated, with Ms. Lyons-Williams serving as chair of our Board of Directors and Dr. Wong serving as our Chief Executive Officer. We believe that separating these positions allows our Chief Executive Officer to focus on our day-to-day business, while allowing the chair of our Board of Directors to lead the Board of Directors in its fundamental role of providing advice to and independent oversight of management. In determining to separate these roles, our Board of Directors recognized and continues to recognize the time, effort and energy that the Chief Executive Officer is required to devote to his position in the current business environment, as well as the commitment required to serve as chair of our Board of Directors, particularly as the Board of Directors' oversight responsibilities continue to grow. While our Bylaws and corporate governance guidelines do not require that our chair and Chief Executive Officer positions be separate, our Board of Directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Role of the Board of Directors in Risk Oversight

Our Board of Directors believes that risk management is an important part of establishing, updating and executing our business strategy. Our Board of Directors, as a whole and at the committee level, has oversight responsibility relating to risks that could affect the corporate strategy, business objectives, compliance, operations and the financial condition and performance of the Company. Our Board of Directors focuses its oversight on the most significant risks facing the Company and its processes to identify, prioritize, assess, manage and mitigate those risks. Our Board of Directors and its committees receive regular reports from members of the Company's senior management on areas of material risk to the Company, including strategic, operational, financial, cybersecurity, legal and regulatory risks. While our Board of Directors has an oversight role, management is principally tasked with direct responsibility for management and assessment of risks and the implementation of processes and controls to mitigate their effects on the Company.

The Audit Committee is responsible for overseeing our financial reporting process on behalf of our Board of Directors and reviewing with management and our auditors, as appropriate, our major financial risk exposures, as well as overseeing our cybersecurity risk management processes, including oversight and mitigation of risks from cybersecurity threats. The Compensation Committee is responsible for overseeing our practices and policies of employee compensation as they relate to risk management and risk-taking incentives to determine whether such compensation policies and practices are reasonably likely to have a material adverse effect on the Company. The Nominating and Corporate Governance Committee oversees the management of risks associated with our overall compliance and corporate governance practices and the independence and composition of our Board of Directors. These committees provide regular reports to the full Board of Directors.

Meetings of the Board of Directors and Attendance

The Board of Directors met 17 times during 2024. Each director attended 75% or more of the aggregate number of meetings of the Board of Directors, and of the committees on which he or she served, held during the portion of 2024 for which he or she was a director or committee member, with the exception of Ms. Kozick, who attended 74% of such meetings.

Our policy is to encourage directors and nominees for director to attend the Annual Meeting. Five of our then-serving directors attended the 2024 Annual Meeting of Stockholders.

Information Regarding Committees of the Board of Directors

The Board of Directors has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The following table provides committee membership as of March 25, 2025 and meeting information for 2024 for each of these committees:

Name	Audit	Compensation	Nominating and Corporate Governance
Michael Giordano, M.D.		✓*	✓
Mary Ann Gray, Ph.D.	✓*		
Linda Kozick	✓		✓*
Wendye Robbins, M.D.(1)	✓		
Lori Lyons-Williams (1)		✓	✓
Number of meetings	**4**	**8**	**1**

* Committee chair

(1) On March 21, 2025, Dr. Wendye R. Robbins notified the Board of Directors that she would not stand for election at the Annual Meeting, and, accordingly, her term will expire at the Annual Meeting. Effective as of the Annual Meeting, we expect Ms. Lyons-Williams will join the Audit Committee and step down from the Nominating and Corporate Governance Committee.

Below is a description of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. The written charters of the committees are available to stockholders on the Corporate Governance section of our website at www.rapt.com. The information on, or otherwise accessible through, our website does not constitute a part of this proxy statement. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities.

Audit Committee

Our Audit Committee currently consists of Dr. Mary Ann Gray, Linda Kozick and Dr. Wendye Robbins. Effective as of the Annual Meeting, we expect the Audit Committee to consist of Dr. Mary Ann Gray, Linda Kozick and Lori-Lyons Williams. The chair of our Audit Committee is and will continue to be Dr. Gray. Our Board of Directors has determined that each member of the Audit Committee and Ms. Lyons-Williams satisfies the independence requirements under the Nasdaq Listing Rules and Rule 10A-3(b)(1) of the Exchange Act. Our Board of Directors has determined that Dr. Gray, Dr. Robbins and Ms. Lyons-Williams are each an "audit committee financial expert" within the meaning of SEC regulations. Each member of our Audit Committee and Ms. Lyons-Williams can read and understand fundamental financial statements in accordance with applicable listing standards. In arriving at these determinations, our Board of Directors has examined each Audit Committee member's, as well as Ms. Lyons-Williams', scope of experience and the nature of her employment.

The primary purpose of the Audit Committee is to discharge the responsibilities of our Board of Directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our Audit Committee include:

- helping our Board of Directors oversee our corporate accounting and financial reporting processes;
- managing and/or assessing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;
- discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and the independent accountants, our interim and year-end operating results;
- developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;
- reviewing related party transactions;
- reviewing our policies on risk assessment and risk management, including those concerning data privacy, cybersecurity and backup of information systems;
- reviewing, with our independent registered public accounting firm, our internal control procedures, any material issues with such procedures and any steps taken to address such issues; and
- pre-approving audit and permissible non-audit services to be performed by the independent registered public accounting firm.

Our Audit Committee operates under a written charter that satisfies the applicable listing standards of Nasdaq and can be accessed in the Corporate Governance section of our website at www.rapt.com. The information on, or otherwise accessible through, our website does not constitute a part of this proxy statement. Our Audit Committee meets regularly in executive session.

Report of the Audit Committee of the Board of Directors

The Audit Committee has reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2024 with management of the Company. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC. The Audit Committee has also received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent accountants' communications with the Audit Committee concerning independence and has discussed with the independent registered public accounting firm the accounting firm's independence. Based on the foregoing, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 for filing with the SEC.

Respectfully submitted,

The Audit Committee of the Board of Directors

Mary Ann Gray, Ph.D. (Chair)
Linda Kozick
Wendye Robbins, M.D.

The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Compensation Committee

Our Compensation Committee currently consists of Dr. Michael Giordano and Lori Lyons-Williams. The chair of our Compensation Committee is Dr. Giordano. Our Board of Directors has determined that each member of the Compensation Committee satisfies the independence requirements under the listing standards of Nasdaq and is a "non-employee director" as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of our Compensation Committee is to discharge the responsibilities of our Board of Directors in overseeing our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. Specific responsibilities of our Compensation Committee include:

- reviewing and recommending to our Board of Directors the compensation of our Chief Executive Officer and other executive officers;
- reviewing and recommending to our Board of Directors the compensation of our directors;
- administering our equity incentive plans and other benefit programs;
- reviewing, adopting, amending and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management;
- reviewing, discussing with management and overseeing our policies practices and strategies as they relate to human capital management, including those regarding recruiting, retention, career development and progression, diversity and inclusion;
- establishing and overseeing the administration of the Company's clawback or similar policies; and
- reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy.

Our Compensation Committee operates under a written charter that satisfies the applicable Nasdaq Listing Rules and can be accessed in the Corporate Governance section of our website at www.rapt.com. The information on, or otherwise accessible through, our website does not constitute a part of this proxy statement.

Compensation Committee Processes and Procedures

Typically, the Compensation Committee meets several times annually and with greater frequency when necessary. The agenda for each meeting is usually developed by the chair of the Compensation Committee in consultation with our Chief Executive Officer. The Compensation Committee meets regularly in executive session. From time to time, various members of management and other employees, as well as outside advisors or consultants, may be invited by the Compensation Committee to make presentations, to provide financial or other background information or advice or to otherwise participate in Compensation Committee meetings. The Chief Executive Officer may not participate in, or be present during, any deliberations or determinations of the Compensation Committee regarding his compensation. The charter of the Compensation Committee grants the Compensation Committee full access to all books, records, facilities and personnel of the Company. In addition, under the charter, the Compensation Committee has the authority to obtain, at the expense of the Company, advice and assistance from compensation consultants, internal and external legal, accounting or other advisors and other external resources that the Compensation Committee considers necessary or appropriate in the performance of its duties. The Compensation Committee has direct responsibility for the oversight of the work of any consultants or advisers engaged for the purpose of advising the Compensation Committee. In particular, the Compensation Committee has the authority to retain, in its sole discretion, compensation consultants to assist in its evaluation of executive and director compensation, including the authority to approve the consultant's reasonable fees and other retention terms. Under the charter, the Compensation Committee may select, or receive advice from, a compensation consultant, legal counsel or other adviser to the Compensation Committee, other than in-house legal counsel and certain other types of advisers, only after taking into consideration the factors prescribed by the SEC and Nasdaq that bear upon the adviser's independence; however, there is no requirement that any adviser be independent.

During the past fiscal year, after taking into consideration the factors prescribed by the SEC and Nasdaq described above, the Compensation Committee engaged Aon plc/Radford ("Radford") as compensation consultants. The Compensation Committee requested that Radford:

- evaluate the efficacy of the Company's existing compensation strategy and practices in supporting and reinforcing the Company's long-term strategic goals; and

- assist in refining the Company’s compensation strategy and in developing and implementing an executive compensation program to execute that strategy.

As part of its engagement, Radford was requested by the Compensation Committee to develop a comparative group of companies and to perform analyses of competitive performance and compensation levels for that group. At the request of the Compensation Committee, Radford also conducted individual interviews with senior management to learn more about the Company’s business operations and strategy, key performance metrics and strategic goals, as well as the labor markets in which the Company competes. Radford ultimately developed recommendations that were presented to the Compensation Committee for its consideration. Following an active dialogue with Radford**,** the Compensation Committee approved the recommendations.

Historically, the Compensation Committee has made most of the significant adjustments to annual compensation, determined cash incentive and equity awards and established new performance objectives at one or more meetings held during the first quarter of the year. However, the Compensation Committee also considers matters related to individual compensation, such as compensation for new executive hires, as well as high-level strategic issues, such as the efficacy of the Company’s compensation strategy, potential modifications to that strategy and new trends, plans or approaches to compensation, at various meetings throughout the year. Generally, the Compensation Committee’s process comprises two related elements: the determination of compensation levels and the establishment of performance objectives for the current year. For executives other than the Chief Executive Officer, the Compensation Committee solicits and considers evaluations and recommendations submitted to the Compensation Committee by the Chief Executive Officer. In the case of the Chief Executive Officer, the evaluation of his performance is conducted by the Compensation Committee, which determines any adjustments to his compensation, as well as awards to be granted. As part of its deliberations regarding compensation for all executives and directors, the Compensation Committee may review and consider, as appropriate, materials such as financial reports and projections, operational data, tax and accounting information, tally sheets that set forth the total compensation that may become payable to executives in various hypothetical scenarios, executive and director stock ownership information, Company stock performance data, analyses of historical executive compensation levels and current Company-wide compensation levels and recommendations of the Compensation Committee’s compensation consultant, including analyses of executive and director compensation paid at other companies identified by the consultant.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee currently consists of Linda Kozick, Dr. Michael Giordano and Lori Lyons-Williams. Effective as of the Annual Meeting, we expect the Nominating and Corporate Governance Committee to consist of Ms. Kozick and Dr. Giordano. The chair of our Nominating and Corporate Governance Committee is and will continue to be Ms. Kozick. Our Board of Directors has determined that each member of our Nominating and Corporate Governance Committee satisfies the independence requirements under the listing standards of Nasdaq.

Specific responsibilities of our Nominating and Corporate Governance Committee include:

- identifying and evaluating candidates to serve on our Board of Directors, including the nomination of incumbent directors for reelection and nominees recommended by stockholders;
- considering and making recommendations to our Board of Directors regarding the composition and chairs of the Board of Directors and committees of our Board of Directors;
- instituting plans or programs for the continuing education of directors and orientation of new directors;
- reviewing developments in corporate governance practices;
- developing and making recommendations to our Board of Directors regarding corporate governance guidelines and matters; and
- overseeing periodic evaluations of the Board of Directors’ performance, including committees of the Board of Directors.

Our Nominating and Corporate Governance Committee operates under a written charter that satisfies the applicable Nasdaq Listing Rules and can be accessed in the Corporate Governance section of our website at www.rapt.com. The information on, or otherwise accessible through, our website does not constitute a part of this proxy statement.

Our Nominating and Corporate Governance Committee uses its network of contacts to find potential candidates for director, but may also engage, if it deems appropriate, a professional search firm. Our Nominating and Corporate Governance Committee conducts any appropriate inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board of Directors.

The Nominating and Corporate Governance Committee believes that candidates for director should have certain minimum qualifications, including the ability to read and understand basic financial statements and having the highest personal integrity and ethics. The Nominating and Corporate Governance Committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management; having sufficient time to devote to the affairs of the Company; demonstrating excellence in his or her field; having the ability to exercise sound business judgment; having experience as a board member or executive officer of another publicly held company; having a diverse personal background, perspective and experience and having the commitment to rigorously represent the long-term interests of our stockholders. However, the Nominating and Corporate Governance Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the Board of Directors, the operating requirements of RAPT and the long-term interests of stockholders. In conducting this assessment, the Nominating and Corporate Governance Committee typically considers diversity of background, age, skills and such other factors as it deems appropriate, given the current needs of the Board of Directors and RAPT, to maintain a balance of knowledge, experience and capability.

Our Nominating and Corporate Governance Committee reviews the service of incumbent directors whose terms are set to expire, including the number of meetings attended, level of participation, quality of performance and any other relationships and transactions that might impair the directors' independence, as well as the overall composition of the Board of Directors and the desire to add new skill sets and expertise to the Company. In the case of all director candidates, the Nominating and Corporate Governance Committee also determines whether the nominee is independent for Nasdaq purposes, which determination is based upon applicable Nasdaq Listing Rules, applicable SEC rules and regulations and the advice of counsel, if necessary.

Our Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders and does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether or not the candidate was recommended by a stockholder. Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board of Directors may do so by delivering a written recommendation to the Nominating and Corporate Governance Committee at the following address: 561 Eccles Avenue, South San Francisco, California 94080. Submissions must include the following information, in addition to any other requirements set forth in our Bylaws and applicable law: the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record holder of our common stock and has been a holder for at least one year. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

Stockholder Communications with the Board of Directors

Our Board of Directors believes that stockholders should have an opportunity to communicate with the Board of Directors and efforts have been made to ensure that the views of stockholders are heard by the Board of Directors or individual directors, as applicable, and that appropriate responses are provided to stockholders in a timely manner.

Stockholders wishing to communicate with the Board of Directors or an individual director may send a written communication to the Board of Directors or such director c/o RAPT Therapeutics, Inc., 561 Eccles Avenue, South San Francisco, California 94080, Attn: Secretary. The Secretary will review each communication. The Secretary will forward such communication to the Board of Directors or to any individual director to whom the communication is addressed unless the communication contains advertisements or solicitations or is unduly hostile, threatening or similarly inappropriate, in which case the Secretary shall discard the communication.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics (the "Code of Conduct") that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer or controller or persons performing similar functions. The Code of Conduct is available on our website at www.rapt.com. The information on, or otherwise accessible through, our website does not constitute a part of this proxy statement. We intend to promptly disclose on our website or in a Current Report on Form 8-K in the future (i) the date and nature of any amendment (other than technical, administrative or other non-substantive amendments) to the Code of Conduct that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions and relates to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K and (ii) the nature of any waiver, including an implicit waiver, from a provision of the Code of Conduct that is granted to one of these specified individuals that relates to one or more of the elements of the code of ethics definition enumerated in Item 406(b) of Regulation S-K, the name of such person who is granted the waiver and the date of the waiver.

Corporate Governance Guidelines

As part of our Board of Directors' commitment to enhancing stockholder value over the long term, our Board of Directors has adopted a set of Corporate Governance Guidelines to provide the framework for the governance of the Company and to assist our Board of Directors in the exercise of its responsibilities. Our Corporate Governance Guidelines cover, among other topics, composition and structure of the Board of Directors, Board of Directors membership criteria, director independence, Board of Directors and Board of Directors committee assessments, committees of the Board of Directors, Board of Directors access to management and outside advisors and director orientation and education. The Corporate Governance Guidelines, as well as the charters for each committee of the Board of Directors, may be viewed on the Corporate Governance section of our website at www.rapt.com. The information on, or otherwise accessible through, our website does not constitute a part of this proxy statement.

Insider Trading Policies

We have adopted insider trading policies and procedures governing the purchase, sale, and/or other dispositions of our securities by directors, officers and employees. Our insider trading policies and procedures prohibit directors, officers and other employees from engaging in any transaction in our securities, including any purchase or sale in the open market, loan, pledge, hedge or other transfer of beneficial ownership without first obtaining pre-clearance of the transaction from our Chief Financial Officer (the "Clearing Officer"). Pursuant to our insider trading policies and procedures, our directors, officers, employees, and their designees may not trade in in options, puts, calls, or other derivative instruments related to our stock or debt. Further, directors, officers, employees, and their designees may not purchase our stock on margin, borrow against our stock held in a margin account, or pledge our stock as collateral for a loan. In addition, it is our intent to comply with the applicable laws and regulations relating to insider trading. A copy of our insider trading policy is filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2024.

PROPOSAL NO. 2
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has appointed Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2025 and has further directed that management submit the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. Ernst & Young LLP was engaged in 2017 and has audited the Company's financial statements since 2017. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither the Company's Bylaws nor other governing documents or law require stockholder ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm. However, the Audit Committee of the Board of Directors is submitting the appointment of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the appointment, the Audit Committee will reconsider whether or not to retain Ernst & Young LLP. Even if the appointment is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

The Board of Directors Recommends
a Vote "For" Proposal No. 2.

Principal Accountant Fees and Services

The following table represents aggregate fees billed to RAPT for the years ended December 31, 2024 and 2023, by Ernst & Young LLP, RAPT's independent registered public accounting firm.

	Year Ended December 31,	
	2024	2023
	(in thousands)	
Audit Fees(1)	$ 1,275,298	$ 1,207,043
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$ 1,275,298	$ 1,207,043

(1) Audit fees of Ernst & Young LLP for the years ended December 31, 2024 and 2023 were for professional services rendered for audits of RAPT's consolidated financial statements, including accounting consultations, reviews of quarterly financial statements and professional services rendered in connection with RAPT's registration statements.

All fees have been pre-approved by our Audit Committee.

Pre-Approval Procedures

The Audit Committee has procedures in place for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm, Ernst & Young LLP. The Audit Committee generally pre-approves specified services in the defined categories of audit services, audit-related services and tax services up to specified amounts. Pre-approval may also be given as part of the Audit Committee's approval of the scope of the engagement of the independent auditor or on an individual, explicit, case-by-case basis before the independent auditor is engaged to provide each service. The pre-approval of services may be delegated to one or more of the Audit Committee's members, but the decision must be reported to the full Audit Committee at its next scheduled meeting.

The Audit Committee has determined that the rendering of services other than audit services by Ernst & Young LLP is compatible with maintaining the principal accountant's independence.

PROPOSAL NO. 3
ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, the Company's stockholders are being asked to approve, in an advisory, non-binding vote, the compensation of the Company's named executive officers as disclosed pursuant to Item 402 of Regulation S-K, including the compensation tables and narrative discussion.

This advisory resolution, commonly referred to as a "say-on-pay" resolution, is non-binding. Although this resolution is non-binding, the Board of Directors and the Compensation Committee value the opinions of the Company's stockholders and will review and consider the voting results when making future compensation decisions for the Company's named executive officers. If stockholders approve the "one year" option as the frequency of future say-on-pay votes under Proposal No. 4, the Company expects that it will conduct its next say-on-pay vote at the 2026 Annual Meeting of Stockholders.

The Company's named executive officer compensation program is designed to attract, retain and motivate the caliber of officers needed to ensure the Company's continued growth and profitability. This vote is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of all of the Company's named executive officers described in this proxy statement. The Company believes that its named executive officer compensation program is competitive within the Company's industry and strongly aligned with the long-term interests of its stockholders. The Compensation Committee regularly reviews the Company's named executive officer compensation program to ensure that it achieves the desired goals of aligning the Company's named executive officer compensation structure with its stockholders' interests and current market practices.

Proposed Resolution

It is proposed that at the Annual Meeting the following resolution be adopted:

"RESOLVED, that the stockholders of RAPT Therapeutics, Inc. (the "Company") approve, on an advisory basis, compensation paid to the Company's named executive officers, as disclosed in the Company's proxy statement for the Annual Meeting, pursuant to the compensation disclosure rules of the SEC, including the compensation tables and narrative discussion.

The Board of Directors Recommends
a Vote "For" Proposal No. 3.

PROPOSAL NO. 4
ADVISORY VOTE ON FREQUENCY OF SOLICITATION OF ADVISORY STOCKHOLDER APPROVAL OF EXECUTIVE COMPENSATION

In accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, the Company's stockholders are also entitled to vote, on an advisory basis, on whether the "say-on-pay" vote, as required by Section 14A of the Exchange Act, should occur every one, two, or three years. The vote on the frequency of the say-on-pay vote, just as with the say-on-pay vote itself, is advisory only, and it also is not binding on the Company or on the Board of Directors. Although the vote is non-binding, the Compensation Committee and the Board of Directors will carefully consider the outcome of the vote when determining the frequency of future stockholder advisory votes to approve the compensation of the Company's named executive officers.

After careful consideration, the Board of Directors has determined that a say-on-pay vote that occurs every year is the most appropriate alternative for the Company at this time. Therefore, the Board of Directors recommends that you vote for a "one year" frequency for the say-on-pay vote.

Although the Board of Directors recommends a say-on-pay vote be held every year, you may vote one of four choices for this Proposal No. 4 on the proxy card: "one year," "two years," "three years" or "abstain."

Proposed Resolution

It is proposed that at the Annual Meeting the following resolution be adopted:

"RESOLVED, that the option of once every one year, two years, or three years that receives stockholder approval for this resolution will be determined to be the preferred frequency with which the Company is to hold an advisory stockholder vote to approve the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the compensation tables and narrative discussion."

The Board of Directors Recommends
a Vote of "one year" for this Proposal No. 4.

PROPOSAL NO. 5
APPROVAL OF THE REVERSE STOCK SPLIT PROPOSAL

Background Regarding Reverse Stock Split

The Company's Board of Directors has adopted and deemed advisable, and is recommending that the Company's stockholders approve, a proposed amendment to the Company's amended and restated certificate of incorporation to effect a reverse stock split (the "Reverse Stock Split") of all of the outstanding shares of the Company's common stock at a ratio of one-for-eight and with such Reverse Stock Split to be effected at such time and date, if at all, as determined by the Board of Directors in its sole discretion. The form of the proposed amendment to the Company's amended and restated certificate of incorporation to effect the Reverse Stock Split is attached as Appendix A to this proxy statement. However, the text of the proposed amendment is subject to revision to include such changes as may be required by the Secretary of State of the State of Delaware and as the Board of Directors deems necessary or advisable to effect the proposed amendment of the Company's amended and restated certificate of incorporation.

By approving this Proposal No. 5, stockholders will (i) approve an amendment to our amended and restated certificate of incorporation pursuant to which every eight outstanding shares of the Company's common stock would be combined into one share of its common stock and (ii) authorize the Board of Directors to file such amendment, as determined by the Board in the manner described herein. The Board may effect only one Reverse Stock Split as a result of this authorization. The Board of Directors may also elect not to execute any Reverse Stock Split. The Board of Directors' decision as to whether and when to effect the Reverse Stock Split will be based on a number of factors, including market conditions and existing and expected trading prices and volumes for our common stock. Although the Company's stockholders may approve the Reverse Stock Split, the Company will not effect the Reverse Stock Split if the Board of Directors does not deem it to be in the best interests of the Company and its stockholders. The Reverse Stock Split will take effect, if at all, after it is approved by the stockholders, is deemed by the Board of Directors to be in the best interests of the Company and its stockholders, and after filing the amendment to the Company's amended and restated certificate of incorporation with the Secretary of State of the State of Delaware. The total number of authorized shares of common stock will remain at 500,000,000, notwithstanding the Reverse Stock Split.

In the event that approval for the Reverse Stock Split is obtained, and the Board of Directors does not execute the Reverse Stock Split within the 12-month period following the Annual Meeting, further stockholder approval would be required prior to implementing any reverse stock split.

Forward-Looking Statements

This proxy statement, including statements in "Approval of the Reverse Stock Split Proposal," contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements are based on our current expectations and involve risks and uncertainties. Forward-looking statements may include statements regarding the expected or potential benefits of implementing a Reverse Stock Split as described in this proposal. No forward-looking statement can be guaranteed and actual results may differ materially from those stated or implied by forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statement, except as required under applicable law. Forward-looking statements should be evaluated together with the many risks and uncertainties that affect our business, particularly those mentioned under the "Risk Factors" heading of the Company's Annual Report on Form 10-K for the year ended December 31, 2024 and any subsequently filed report containing "Risk Factors."

Reasons for the Reverse Stock Split

The Board of Directors is submitting the proposed authorization for the Reverse Stock Split to the Company's stockholders for approval in order to obtain the flexibility to reduce the number of issued and outstanding shares and to potentially increase the per share trading price of our common stock, which the Board of Directors believes may benefit the Company and our stockholders in a number of potential ways:

- *Improve the marketability and liquidity of the Company's common stock.* The Board of Directors believes that the increased market price of the Company's common stock expected as a result of implementing a Reverse Stock Split could improve the marketability of the Company's common stock, which could improve the liquidity of the Company's common stock and encourage interest and trading in the Company's common stock.

- *Mitigate the effects of certain stock price requirements.* We understand that many brokerage houses, institutional investors and funds have internal policies and practices that prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers, or restrict or limit the ability to purchase such stocks on margin. The Reverse Stock Split could help the Company avoid having its common stock classified as a security that is not recommended for purchase based solely on the basis of a low trading price. Additionally, a Reverse Stock Split could help increase analyst and broker interest in the Company's common stock as their internal policies might discourage them from following or recommending companies with low stock prices.

- *Mitigate the effects of stock price volatility*. Low-priced stocks often have higher stock price volatility, and because of this, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may make the processing of trades in low-priced stocks economically unattractive to brokers.

- *Improve the Company's ability to attract, retain and motivate employees.* A higher market price per share for the Company's common stock may help the Company attract, retain and motivate employees because some potential employees are less likely to work for a company with a low stock price, regardless of such company's capitalization.

- *Flexibility to pursue future business opportunities.* The availability of additional shares of common stock would provide the Company with the flexibility to consider and respond to future business opportunities and needs as they arise, including equity offerings and other issuances, mergers, business combinations or other strategic transactions, asset acquisitions, stock dividends, stock splits and other corporate purposes.

- *Lower transaction costs.* Investors may be less likely to purchase stocks below certain prices because transaction costs, such as brokers' commissions or bid-ask spreads, can be higher as a percentage of the total transaction value for low-priced stocks.

- *Ensure continued ability to list the Company's shares on The Nasdaq Global Market.* The Company's common stock is publicly traded and listed on The Nasdaq Global Market under the symbol "RAPT." To continue our listing on The Nasdaq Global Market, we must comply with the Nasdaq Listing Rules. Nasdaq Listing Rule 5450(a)(1) (the "Bid Price Rule") requires a minimum bid price of $1.00 per share for continued inclusion on The Nasdaq Global Market. We are currently in compliance with the minimum bid price requirement set forth in the Bid Price Rule, but our common stock has recently traded around $1.00 per share. As such, we believe that effecting the Reverse Stock Split will reduce the risk that our stock becomes subject to delisting from The Nasdaq Global Market due to the Bid Price Rule.

Accordingly, for these reasons the Company believes that granting the Board of Directors the flexibility to effect the Reverse Stock Split is in the Company's and its stockholders' best interests.

Criteria to be Used for Decision to Implement the Reverse Stock Split

In determining whether to implement the Reverse Stock Split following receipt of stockholder approval of this proposal, our Board of Directors may consider, among other things, various factors, such as:

- the historical trading price and trading volume of the Company's common stock;

- the then-prevailing trading price and trading volume of the Company's common stock and the expected impact of the Reverse Stock Split on the trading market for the Company's common stock in the short and long term;

- the Company's ability to maintain our listing on The Nasdaq Global Market;

- prevailing general market and economic conditions; and

- whether and when the Board of Directors desires to have the additional authorized but unissued shares of common stock that will result from the implementation of a Reverse Stock Split available to provide the flexibility to use the Company's common stock for business and/or financial purposes, as well as to accommodate the shares of the Company's common stock to be authorized and reserved for future equity awards.

Effect on Outstanding Common Stock and Authorized Common Stock

If the Company effects a one-for-eight reverse stock split on the Company's outstanding common stock as of the close of business on March 25, 2025, every eight of outstanding shares of the Company's common stock would be combined into one share of its common stock such that the Company's 132,006,828 shares of common stock issued and outstanding as of such time would become 16,500,853 shares of common stock. No fractional shares of common stock will be issued as a result of the Reverse Stock Split. Instead, stockholders who otherwise would be entitled to receive fractional shares will be entitled to receive cash as set forth below under "No Fractional Shares." Each common stockholder will hold the same percentage of the outstanding common stock immediately following the Reverse Stock Split as that stockholder did immediately prior to the Reverse Stock Split, except to the extent that the Reverse Stock Split results in stockholders receiving cash in lieu of fractional shares.

While the Reverse Stock Split will not impact the absolute number of the Company's authorized shares of common stock, which will remain at 500,000,000, notwithstanding the Reverse Stock Split, it will result in an effective increase in the authorized number of shares of the Company's common stock. The Company may use the additional authorized and unissued shares of common stock resulting from the Reverse Stock Split to issue additional shares of common stock from time to time in equity financings, in connection with strategic transactions, under the Company's equity compensation plans or in connection with other matters. The Board currently has no plans, arrangements or understandings regarding the issuance of such additional authorized and unissued shares of common stock.

The Reverse Stock Split will affect all of the Company's stockholders uniformly (except as it relates to the treatment of fractional shares, which will not apply if as a result of the Reverse Stock Split a common stockholder does not hold fractional shares) and will not materially affect any stockholder's percentage ownership interests in the Company or proportionate voting power. For example, a holder of 2% of the voting power of the outstanding shares of the Company's common stock immediately prior to a Reverse Stock Split would continue to hold 2% of the voting power (assuming there is no impact as a result of the payment of cash in lieu of issuing fractional shares) of the outstanding shares of the Company's common stock immediately after such Reverse Stock Split. The Reverse Stock Split will not change the terms of the Company's common stock. The shares of new common stock will have the same voting rights and rights to dividends and distributions and will be identical in all other respects to the common stock now authorized. The common stock issued pursuant to the Reverse Stock Split will remain fully paid and non-assessable. The Reverse Stock Split is not intended as, and will not have the effect of, a "going private transaction" covered by Rule 13e-3 under the Exchange Act. The Company will continue to be subject to the periodic reporting requirements of the Exchange Act.

Effect of the Reverse Stock Split on Our Outstanding Pre-Funded Warrants and Outstanding Equity Awards, Future Awards under Our Incentive Plans, and Future Purchases under our At-The-Market Offering

If the Reverse Stock Split is implemented, the number of shares of common stock subject to outstanding pre-funded warrants and options, restricted stock unit awards and other equity awards issued by the Company, and the number of shares reserved for future issuance and all other share limits under the Company's equity incentive plans, will be reduced by the same ratio as the reduction in the outstanding shares, in each case rounded down to the nearest whole share. Correspondingly, the exercise price for individual outstanding options, on a per share basis, will be proportionally increased (resulting in the same aggregate price being required to be paid upon exercise thereof immediately preceding the Reverse Stock Split), in each case rounded up to the nearest cent. As of March 25, 2025, there were outstanding stock options to purchase an aggregate of 12,248,761 shares of common stock at a weighted-average exercise price of $9.02 per share (or $2.15 per share giving effect to the Repricing described below). At the ratio of one-for-eight, the number of shares covered by outstanding options will be reduced to one-eighth the number currently issuable, and the exercise price of outstanding options will be increased by eight times the current exercise price, rounded up to the nearest cent. In addition, because our "at-the-market offering" pursuant to the Sales Agreement with Cantor Fitzgerald & Co. and Leerink Partners LLC allows us to sell up to $150,000,000 of shares of common stock rather than a set number of shares of common stock, there will be no direct impact on the number of shares of common stock that the Company may sell under such agreement; however, as described above, the Company does expect that the Reverse Stock Split will increase the per share trading price of its common stock, and as a result thereof, the Company would expect to issue fewer shares, if any, thereunder.

No Fractional Shares; Cash Payment In Lieu of Fractional Shares

No fractional shares of common stock will be issued in connection with the Reverse Stock Split. Instead, stockholders who otherwise would be entitled to receive fractional shares will be entitled to receive cash (without interest) in an amount equal to such fraction multiplied by the closing sales price of the Company's common stock as reported on The Nasdaq Global Market (or such other principal market upon which the Company's common stock is listed) immediately preceding the effective date of the certificate of amendment to the Company's amended and restated certificate of incorporation (with such closing sales price being adjusted to give effect to the Reverse Stock Split). After the Reverse Stock Split, a stockholder otherwise entitled to a fractional interest will not have any voting, dividend or other rights with respect to such fractional interest except to receive payment as described above.

As of March 25, 2025, there were 41 stockholders of record of the Company's common stock, of which none held fewer than eight shares of common stock. Upon stockholder approval of this Proposal No. 5, if the Board of Directors elects to implement the proposed Reverse Stock Split, stockholders owning, prior to the Reverse Stock Split, fewer than eight shares would no longer be stockholders as a result of the cash payment in lieu of any issuance of fractional shares or interests in connection with the Reverse Stock Split. The exact number by which the number of holders of the common stock would be reduced will depend on the number of stockholders that hold less than eight shares as of the effective date of the Reverse Stock Split. As a result of the Reverse Stock Split, the Company estimates that cashing out fractional stockholders would not reduce the number of stockholders of record.

Certain Risks and Potential Disadvantages Associated with Reverse Stock Split

The Company cannot assure you that the proposed Reverse Stock Split will increase its stock price for a sustained period and have the desired effect. The Company expects the Reverse Stock Split to increase the per share trading price of its common stock. However, the effect of the Reverse Stock Split upon the market price of the Company's common stock cannot be predicted with any certainty, and the history of similar reverse stock splits for companies is varied. In particular, some investors may view a reverse stock split negatively because reverse stock splits are often used in the context of a potential delisting due to failure to meet the minimum price rule of the relevant listing market. The Company is currently in compliance with the minimum price of $1.00 per share required by the Bid Price Rule, but some investors may still view a reverse stock split negatively. It is possible that the per share price of the Company's common stock after the Reverse Stock Split will not rise in proportion to the reduction in the number of shares of the Company's common stock outstanding resulting from the Reverse Stock Split, the Reverse Stock Split may not result in a per share price that would attract brokers and investors who do not trade in lower priced stocks or the price per post-Reverse Stock Split share may not exceed or remain in excess of the $1.00 minimum required for compliance with the Bid Price Rule for a sustained period of time. In addition, although the Company believes the Reverse Stock Split may enhance the desirability of our common stock to certain potential investors, the Company cannot assure you that, if implemented, its common stock will be more attractive to institutional and other long-term investors. Even if the Company implements the Reverse Stock Split, the market price of its common stock may decrease due to factors unrelated to the Reverse Stock Split. In any case, the market price of the Company's common stock may also be based on other factors which may be unrelated to the number of shares outstanding, including the Company's future performance. If the Reverse Stock Split is consummated and the trading price of the common stock declines, the percentage decline as an absolute number and as a percentage of the Company's overall market capitalization may be greater than would occur in the absence of the Reverse Stock Split. Even if the market price per post-Reverse Stock Split share of the Company's common stock remains in excess of $1.00 per share, the Company may be delisted due to a failure to meet other continued listing requirements, including requirements under the Nasdaq Listing Rules related to the minimum number of shares that must be in the public float, the minimum market value of the public float and the minimum number of "round lot" holders.

In addition, the proposed Reverse Stock Split may decrease the liquidity of the Company's common stock and result in higher transaction costs. The liquidity of the Company's common stock may be negatively impacted by a Reverse Stock Split, given the reduced number of shares that would be outstanding after the Reverse Stock Split, particularly if the stock price does not increase as a result of the Reverse Stock Split. In addition, if a Reverse Stock Split is implemented, it will increase the number of the Company's stockholders who own "odd lots" of fewer than 100 shares of common stock. Brokerage commission and other costs of transactions in odd lots are generally higher than the costs of transactions of more than 100 shares of common stock. Accordingly, a Reverse Stock Split may not achieve the desired results of increasing marketability and liquidity of the Company's common stock described above.

Potential Anti-Takeover Effect

The implementation of a Reverse Stock Split will result in an effective increase in the authorized number of shares of the Company's common stock, which may also, under certain circumstances, be construed as having an anti-takeover effect. Although not designed or intended for such purposes, the effect of the Reverse Stock Split might be to render more difficult or to discourage a merger, tender offer, proxy contest or change in control of the Company and the removal of management, which stockholders might otherwise deem favorable. For example, the authority of the Board of Directors to issue common stock might be used to create voting impediments or to frustrate an attempt by another person or entity to effect a takeover or otherwise gain control of the Company because the issuance of additional common stock would dilute the voting power of the common stock and preferred stock then outstanding. The Company's common stock could also be issued to purchasers who would support the Board of Directors in opposing a takeover bid which the Board of Directors determines not to be in the Company's best interests and those of its stockholders. The Board of Directors is not presently aware of any attempt, or contemplated attempt, to acquire control of the Company and the Reverse Stock Split is not part of any plan by the Board of Directors to recommend or implement a series of anti-takeover measures.

Record and Beneficial Stockholders

If this Proposal No. 5 is approved by the Company's stockholders and the Board of Directors elects to implement the Reverse Stock Split, stockholders of record holding all of their shares of the Company's common stock electronically in book-entry form under the direct registration system for securities will be automatically exchanged by the exchange agent and will receive a transaction statement at their address of record indicating the number of new post-split shares of our common stock they hold after the Reverse Stock Split along with payment in lieu of any fractional shares. Non-registered stockholders holding common stock through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the Reverse Stock Split and making payment for fractional shares than those that would be put in place by the Company for registered stockholders. If you hold your shares with such a bank, broker or other nominee and if you have questions in this regard, you are encouraged to contact your nominee.

If this Proposal No. 5 is approved by the Company's stockholders and the Board of Directors elects to implement the Reverse Stock Split, stockholders of record holding some or all of their shares in certificate form will receive a letter of transmittal from the Company or its exchange agent, as soon as practicable after the effective date of the Reverse Stock Split. The Company's transfer agent is expected to act as "exchange agent" for the purpose of implementing the exchange of stock certificates.

Accounting Matters

The par value of the shares of the Company's common stock is not changing as a result of the implementation of the Reverse Stock Split. The Company's stated capital, which consists of the par value per share of the Company's common stock multiplied by the aggregate number of shares of its common stock issued and outstanding, will be reduced proportionately on the effective date of the Reverse Stock Split. Correspondingly, the Company's additional paid-in capital, which consists of the difference between the Company's stated capital and the aggregate amount paid to the Company upon the issuance of all currently outstanding shares of its common stock, will be increased by a number equal to the decrease in stated capital. Further, net loss per share, book value per share and other per share amounts will be increased as a result of the Reverse Stock Split because there will be fewer shares of common stock outstanding.

Possible Disadvantages of Reverse Stock Split

Even though the Board of Directors believes that the potential advantages of the Reverse Stock Split outweigh any disadvantages that might result, the following are some of the possible disadvantages of a Reverse Stock Split:

1. The reduced number of shares of the Company's common stock resulting from a Reverse Stock Split could adversely affect the liquidity of its common stock.

2. The Reverse Stock Split could result in a significant devaluation of the Company's market capitalization and the trading price of its common stock, on an actual or an as-adjusted basis, based on the experience of other companies that have effected reverse stock splits.

3. The Reverse Stock Split may leave certain stockholders with one or more "odd lots," which are stock holdings in amounts of less than 100 shares of our common stock. These odd lots may be more difficult to sell than shares of common stock in even multiples of 100. Additionally, any reduction in brokerage commissions resulting from the Reverse Stock Split may be offset, in whole or in part, by increased brokerage commissions required to be paid by stockholders selling odd lots created by the Reverse Stock Split.

4. There can be no assurance that the market price per post-Reverse Stock Split share will increase in proportion to the reduction in the number of old shares of the Company's common stock outstanding before the Reverse Stock Split. For example, based on the closing market price of our common stock on March 25, 2025 of $1.56 per share of common stock, if the stockholders approve this proposal and the Board of Directors implements the one-for-eight Reverse Stock Split, there can be no assurance that the post-split market price of the Company's common stock would be $12.48 per share or greater. Accordingly, the total market capitalization of the Company's common stock after the proposed Reverse Stock Split may be lower than the total market capitalization before the proposed Reverse Stock Split and, in the future, the market price of the Company's common stock following the Reverse Stock Split may not exceed or remain higher than the market price prior to the proposed Reverse Stock Split.

5. While the Board of Directors believes that a higher stock price may help generate investor interest, there can be no assurance that the Reverse Stock Split will result in a per share price that will attract institutional investors or investment funds or that such share price will satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of the Company's common stock may not necessarily improve.

6. If the Reverse Stock Split is effected and the market price of the Company's common stock declines, the percentage decline may be greater than would occur in the absence of a Reverse Stock Split. The market price of the Company's common stock will, however, also be based on our performance and other factors, which are unrelated to the number of shares outstanding.

7. The implementation of the Reverse Stock Split will effectively result in an increase in the authorized number of shares of common stock relative to the number of shares outstanding, which could, under certain circumstances, have anti-takeover implications by permitting issuances that would dilute the ownership of a person seeking to effect a hostile takeover or increase its percentage ownership. This Proposal No. 5 has been prompted by business and financial considerations and not by the threat of any hostile takeover attempt.

Procedure for Effecting Reverse Stock Split

If the Company's stockholders approve the Reverse Stock Split, the Reverse Stock Split would become effective at such time as it is deemed by the Board of Directors to be in the best interests of the Company and its stockholders and the Company files the amendment to the Company's amended and restated certificate of incorporation with the Secretary of State of Delaware. Even if the Reverse Stock Split is approved by the Company's stockholders, the Board of Directors has discretion not to carry out or to delay in carrying out the Reverse Stock Split. Upon the filing of the amendment, all of the Company's old common stock will be converted into new common stock as set forth in the amendment. As soon as practicable after the effective time of the Reverse Stock Split, stockholders will be notified that the Reverse Stock Split has been effected.

All of the Company's registered holders hold their shares electronically in book-entry form with the Company's transfer agent. These stockholders do not have stock certificates evidencing their ownership of the common stock. They are, however, provided with a statement reflecting the number of shares registered in their accounts. If you hold registered shares in book-entry form with the Company's transfer agent, no action needs to be taken to receive shares of common stock following the Reverse Stock Split. If a stockholder is entitled to shares following the Reverse Stock Split, a transaction statement will automatically be sent to the stockholder's address of record indicating the number of shares of common stock held following the Reverse Stock Split.

No Dissenters' or Appraisal Rights

Under the Delaware General Corporation Law, our stockholders are not entitled to dissenters' or appraisal rights with respect to the Company's proposed amendment to its amended and restated certificate of incorporation to effect the Reverse Stock Split and the Company will not independently provide its stockholders with any such right.

Certain Material U.S. Federal Income Tax Consequences of the Reverse Stock Split to U.S. Holders

The following summary describes certain material U.S. federal income tax consequences of the Reverse Stock Split to certain U.S. Holders (as defined below) of the Company's common stock, but does not purport to be a complete analysis of all potential tax effects. This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury Regulations thereunder and administrative rulings, court decisions and other legal authorities related thereto, each as in effect as of the date of this proxy statement and all of which are subject to change or differing interpretations. Any such change or differing interpretation, which may or may not be retroactive, could alter the tax consequences described herein. This discussion is included for general informational purposes only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to a U.S. Holder in such U.S. Holder's particular circumstances. This summary is limited to U.S. Holders.

The discussion below only addresses U.S. Holders who hold the Company's common stock as a capital asset within the meaning of Section 1221 of the Code (generally property held for investment). It does not address all aspects of U.S. federal income tax that may be relevant to stockholders subject to special rules, such as brokers or dealers in securities or foreign currencies, stockholders that are not U.S. Holders, regulated investment companies, real estate investment trusts, traders in securities who mark to market, banks, financial institutions or insurance companies, mutual funds, stockholders holding their stock through individual retirement or other tax-deferred accounts, tax-exempt organizations, stockholders holding their stock as "qualified small business stock" pursuant to Section 1202 of the Code or as Section 1244 stock for purposes of the Code, stockholders who acquired their stock in connection with the exercise of employee stock options or other employee plans or compensatory arrangements, stockholders whose functional currency is not the U.S. dollar, partnerships or other entities classified as partnerships, S corporations or disregarded entities for U.S. federal income tax purposes (or persons holding the Company's common stock through such entities), stockholders who hold their stock as part of an integrated investment (including a "straddle," a pledge against currency risk, a hedge or other "constructive" sale or "conversion" transaction) comprised of shares of our common stock and one or more other positions, stockholders who exercise dissenters' or appraisal rights, or stockholders who may have acquired their stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code. In addition, this summary does not address any tax consequences under state, local or non-U.S. tax laws, or under estate, gift, excise or other tax laws (other than certain U.S. federal income tax consequences of the Reverse Stock Split), the alternative minimum tax, the Medicare contribution tax on net investment income, the special tax accounting rules under Section 451(b) of the Code, the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Reverse Stock Split (whether or not any such transactions are consummated in connection with the Reverse Stock Split), or the tax consequences to holders of options, warrants (including pre-funded warrants) or other rights to acquire the Company's common stock.

For purposes of this discussion, a "U.S. Holder" means a beneficial owner of shares of our common stock that is any of the following:

1. an individual who is a citizen or resident of the United States or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

2. a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

3. an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

4. a trust if (i) a U.S. court can exercise primary supervision over the trust's administration and one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code) are authorized or have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of the Company's common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships holding the Company's common stock and the partners therein should consult their tax advisors regarding the tax consequences to them of the Reverse Stock Split.

The Company's view regarding the tax consequences of the Reverse Stock Split is not binding with the Internal Revenue Service ("IRS") or the courts. The Company has not sought, and does not intend to seek, any tax opinion from counsel or ruling from the IRS with respect to any of the statements made in this summary. There can be no assurance that the IRS will not take a position contrary to these statements or that a contrary position taken by the IRS would not be sustained by a court. Accordingly, each stockholder should consult with such stockholder's own tax advisor with respect to all of the potential tax consequences to such stockholder of the Reverse Stock Split.

STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT ARISING UNDER U.S. FEDERAL, STATE, LOCAL OR NON-U.S. INCOME OR NON-INCOME TAX LAW OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Tax Consequences of the Reverse Stock Split

The Company intends to treat the Reverse Stock Split as a "recapitalization" for U.S. federal income tax purposes. As a result, a U.S. Holder generally should not recognize gain or loss in the Reverse Stock Split, except with respect to cash received in lieu of a fractional share of common stock (as described below). A U.S. Holder's aggregate tax basis in the reduced number of shares of common stock should equal the U.S. Holder's aggregate tax basis in its pre-Reverse Stock Split shares of common stock exchanged (excluding any portion of such basis that is allocated to any fractional share of common stock), and such U.S. Holder's holding period in the reduced number of shares of common stock should include the holding period in its pre-Reverse Stock Split shares of the Company's common stock exchanged. U.S. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of common stock surrendered to the shares of common stock received in a recapitalization pursuant to the Reverse Stock Split. U.S. Holders should consult their tax advisors as to application of the foregoing rules where shares of common stock were acquired at different times or at different prices.

A U.S. Holder who receives cash in lieu of a fractional share of common stock pursuant to the Reverse Stock Split is expected to recognize capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and the portion of the U.S. Holder's tax basis in the shares of common stock surrendered that is allocated to such fractional share of common stock. Such capital gain or loss should be long-term capital gain or loss if the U.S. Holder's holding period for the common stock surrendered in the Reverse Stock Split exceeds one year at the time of the Reverse Stock Split. Long-term capital gains of non-corporate U.S. Holders are generally subject to preferential tax rates. There are limitations on the deductibility of capital losses under the Code.

A holder of common stock may be subject to information reporting and backup withholding on cash paid in lieu of fractional shares in connection with the Reverse Stock Split. To avoid backup withholding, each holder of common stock that does not otherwise establish an exemption should provide its taxpayer identification number and comply with the applicable certification procedures. Backup withholding is not an additional tax. Any excess amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against a holder's U.S. federal income tax liability, provided the required information is timely and properly furnished to the IRS. Holders of common stock should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, as well as the procedures for obtaining a credit or refund if backup withholding is imposed.

The preceding discussion is intended only as a summary of certain material U.S. federal income tax consequences of the Reverse Stock Split. It is not a complete analysis or discussion of all potential tax effects that may be important to a particular holder. All holders of the Company's common stock should consult their own tax advisors as to the specific tax consequences of the Reverse Stock Split for them, including record retention and tax reporting requirements, the applicability and effect of any U.S. federal, state, or local or non-U.S. tax laws, and the impact of any potential change in tax law.

The Board of Directors Recommends
a Vote "For" Proposal No. 5.

PROPOSAL NO. 6

APPROVAL OF RAPT THERAPEUTICS, INC. 2025 EQUITY INCENTIVE PLAN

Background

On March 25, 2025, our Board of Directors approved the RAPT Therapeutics, Inc. 2025 Equity Incentive Plan (the "2025 Plan"), subject to stockholder approval. Currently, we maintain the RAPT Therapeutics, Inc. 2019 Equity Incentive Plan (the "2019 Plan") to grant stock options, restricted stock unit awards and other stock awards to our employees, consultants and directors. The 2019 Plan was approved by the Board of Directors in June 2019 and by our stockholders in July 2019. Approval of the 2025 Plan by our stockholders will allow us to grant stock options, restricted stock unit awards and other awards at levels determined appropriate by our Board of Directors and Compensation Committee. The 2025 Plan allows us to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. Our Board of Directors believes that the 2025 Plan is an integral part of our long-term compensation philosophy and that the 2025 Plan is necessary to continue providing the appropriate levels and types of equity compensation. If the 2025 Plan is approved by our stockholders, the 2025 Plan will become effective on the date of such approval, and no further awards will be granted under the 2019 Plan following such approval. However, any awards outstanding under the 2019 Plan will continue to be governed by their existing terms.

Requested Shares

Subject to adjustment for certain changes in our capitalization, if this Proposal No. 6 is approved by our stockholders, the aggregate number of shares of common stock that may be issued under the 2025 Plan will be equal to 35,273,658, which is the sum of (i) 21,500,000 new shares, plus (ii) the number of shares available for grant under the 2019 Plan as of the effective date of the 2025 Plan, *plus*(iii) the number of shares that are Returning Shares, as such shares become available from time to time. "Returning Shares" are any shares subject to outstanding stock awards granted under the 2019 Plan or the Company's 2015 Stock Plan that (i) expire or terminate for any reason prior to exercise or settlement; (ii) are forfeited because of the failure to meet a contingency or condition required to vest such shares or otherwise return to the Company; or (iii) are reacquired, withheld (or not issued) to satisfy a tax withholding obligation in connection with an award or to satisfy the purchase price or exercise price of a stock award, and they will immediately be added to the share reserve as and when such shares become Returning Shares.

In addition, the share reserve will automatically increase on January 1st of each year, for a period of not more than five years, commencing on January 1st of the year following the year in which the 2025 Plan becomes effective and ending on (and including) January 1, 2030, in an amount equal to 5% of the total number of shares of all classes of common stock *plus* the total number of shares of such stock subject to any warrant to acquire shares of common stock for a nominal exercise price (if any), or "pre-funded warrants," in each case outstanding on the immediately preceding December 31st (rounded down to the nearest whole share). The addition of pre-funded warrants to common shares outstanding is consistent with the method we use to calculate weighted-average shares outstanding as described in Note 11 of the financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024. Notwithstanding the foregoing, the Board of Directors may act prior to January 1st of a given year to provide that there will be no January 1st increase in the share reserve for such year or that the increase in the share reserve for such year will be a lesser number of shares of common stock than would otherwise occur pursuant to the preceding sentence.

Why We Believe It Is Important to Vote to Approve the 2025 Plan

Equity Awards Are an Important Part of Our Compensation Philosophy

Our Board of Directors believes that our future success depends, in large part, on our ability to remain competitive in attracting, retaining and motivating our employees, consultants and directors and that the issuance of equity awards is a key element in accomplishing these goals. The 2025 Plan will allow us to continue to provide performance-based incentives to our eligible employees, consultants and directors, in particular as we grow our workforce to support our new strategy.

In November 2024, we ceased development of our former lead product candidate, zelnecirnon, based on feedback from, the U.S. Food and Drug Administration ("FDA"). The FDA had imposed clinical holds on two clinical trials of zelnecirnon in February 2024. During the course of addressing the challenges associated with the clinical holds, we implemented a reduction in force in July 2024, in order to streamline our operations and conserve cash resources. In December 2024, we entered into an exclusive license agreement with Shanghai Jemincare Pharmaceutical Co., Ltd, a subsidiary of Jiangxi Jemincare Group Co., Ltd., under which we have exclusive rights in certain territories to develop and commercialize RPT904, a half-life extended monoclonal antibody designed to bind free human immunoglobin E, a key driver of several allergic diseases. We intend to develop RPT904 initially in food allergy and CSU, and we expect that our hiring needs will increase significantly as we prepare to initiate clinical trials and undertake research and development activities related to RPT904 and other potential product candidates.

As we seek to execute on our new strategy and expand our team to support the development of RPT904 and other potential product candidates, we believe it is imperative that we be able to attract, retain and motivate talented employees who are dedicated to our mission, including through the issuance of equity awards. Therefore, the Board of Directors believes that the 2025 Plan is in the best interests of the Company and its stockholders and recommends a vote in favor of this Proposal No. 6.

The Size of Our Share Reserve Request Is Reasonable

As of March 25, 2025, we had 1,524,897 shares available for grant under the 2019 Plan. If the 2025 Plan and the new share reserve of 21,500,000 shares is approved by our stockholders, we will have 23,024,897 shares available for grant immediately after the Annual Meeting (based on shares available as of March 25, 2025). If the 2025 Plan is not approved by our stockholders, the 2019 Plan will continue in effect, but we will be limited in the grants that we will be able to make to our employees and other service providers, which could place us in a disadvantageous position as compared with our competitors, potentially resulting in reduced retention and slower or less hiring. In March 2025, we adopted an inducement plan with a reserve of 500,000 shares to make certain new hire grants in order to bridge the Company until such time as the 2025 Plan is approved (if such approval occurs), but we cannot use the inducement plan to make grants to existing employees or to directors or consultants.

A significant portion of our current capitalization is in the form of pre-funded warrants. As of December 31, 2024, we had outstanding 132,006,828 shares of common stock and pre-funded warrants to purchase an aggregate of 83,403,425 shares of common stock. Pre-funded warrants are functionally and economically equivalent to shares of common stock, except that the pre-funded warrants do not have the right to vote unless they are exercised for the underlying shares of common stock. The addition of pre-funded warrants to shares of common stock outstanding is consistent with the method we use to calculate weighted-average shares outstanding as described in Note 11 in our financial statements as reported in our Annual Report on Form 10-K for the year ended December 31, 2024. As a result of the significant number of outstanding pre-funded warrants as a proportion of our total capitalization, we believe that including outstanding pre-funded warrants in the calculation of the "evergreen" provision is reasonable and important to our ability to provide competitive compensation to new hires and existing employees.

We Manage Our Equity Incentive Award Use Carefully, and Dilution Is Reasonable

We continue to believe that equity awards are a vital part of our overall compensation program. However, we recognize that equity awards dilute existing stockholders, and, therefore, we must responsibly manage the growth of our equity compensation program. We are committed to effectively monitoring our equity compensation share reserve, both in terms of how large such reserve is (our "overhang," or the number of shares subject to options issued plus available to be granted as a percentage of weighted-average shares outstanding) and how quickly we use such reserve (our "burn rate," or the number of shares subject to stock options granted each year as a percentage of weighted-average number of shares outstanding), to ensure that we maximize stockholders' value by granting the appropriate number of equity incentive awards necessary to attract, reward, and retain employees.

The tables below show our total number of shares subject to outstanding stock options and our overhang under our existing equity plans and our burn rate information.

Overhang

The following table provides certain additional information regarding all of our equity incentive plans.

	As of March 25, 2025
Total number of shares subject to outstanding stock options	12,248,761
Weighted-average exercise price of outstanding stock options	$ 9.02[(1)]
Weighted-average remaining term of outstanding stock options	8.6 years
Total number of shares subject to outstanding full value awards	—
Total number of shares available for grant under equity plans	1,524,897
Total number of shares outstanding	132,006,828
Closing price per share of common stock as reported on The Nasdaq Global Market	$ 1.56

(1) In November 2024, the Board of Directors approved, effective November 13, 2024, a one-time repricing of certain stock options that had been granted to date under the 2019 Plan. The repricing impacted stock options with exercise prices greater than $8.00, and each stock option was repriced to have a per share exercise price of $1.57 (the "Repricing"). To be eligible to exercise the option at the new exercise price, optionholders must remain employed with us through November 13, 2025 (subject to earlier termination in certain circumstances). Any exercise of the option prior to that date will require payment of the original, higher exercise price. The weighted-average exercise price of outstanding stock options set forth above does not reflect the Repricing given the one-year holding period. After giving effect to the Repricing, the weighted-average exercise price of outstanding stock options would be $2.15.

If the 2025 Plan and the new share reserve of 21,500,000 shares is approved by our stockholders, we will have 23,024,897 shares available for grant immediately after the Annual Meeting (based on shares available as of March 25, 2025).

Burn Rate

The following table provides detailed information regarding the activity related to all of our equity incentive plans for fiscal years 2022, 2023 and 2024.

	Fiscal Year		
	2024	2023	2022
Total number of shares subject to stock options granted	1,648,459	1,218,608	1,134,482
Total number of shares subject to full value awards granted	—	—	—
Weighted-average number of shares outstanding	40,761,143	38,338,161	32,540,406
Burn Rate	4.0%	3.2%	3.5%

Key Plan Features

The 2025 Plan includes provisions that are designed to protect our stockholders' interests and to reflect corporate governance best practices including:

- *No discounted stock options or stock appreciation rights*. All stock options and stock appreciation rights granted under the 2025 Plan must have an exercise price equal to or greater than the fair market value of our common stock on the date the stock option or stock appreciation right is granted (except in the case of awards granted in substitution of target company awards in connection with a corporate transaction).

- *No liberal change in control definition*. The Transaction definition in the 2025 Plan is not a "liberal" definition. A change in control transaction must actually be consummated in order for the change in control provisions in the 2025 Plan to be triggered.

- *Restrictions on dividends and dividend equivalents*. The 2025 Plan provides that no dividends or dividend equivalents may be granted with respect to options or stock appreciation rights and that with respect to other awards, no dividends or dividend equivalents may be paid with respect to any shares of our common stock subject to an equity award before the date such shares have vested.

- *Limit on non-employee director compensation.* The maximum number of shares of common stock subject to stock awards granted under the Plan or otherwise during any one calendar year to any non-employee director, taken together with any cash fees paid by the Company to such non-employee director during such calendar year for service on the Board of Directors, will not exceed $750,000 in total value (calculating the value of any such stock awards based on the grant date fair value of such Stock awards for financial reporting purposes), or, with respect to the calendar year in which a non-employee director is first appointed or elected to the Board of Directors, $1,000,000.

- *Awards subject to forfeiture/clawback.* Awards granted under the 2025 Plan will be subject to recoupment in accordance with the Company's clawback policy, which was put in place pursuant to the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act and related Nasdaq Listing Rules.

- *Administration by independent committee.* The 2025 Plan will be administered by the members of our Compensation Committee, all of whom are "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act and "independent" within the meaning of the Nasdaq Listing Rules.

2025 Plan Description

The material features of the 2025 Plan are described below. The following description of the 2025 Plan is a summary only and is qualified in its entirety by reference to the complete text of the 2025 Plan. Stockholders are urged to read the actual text of the 2025 Plan in its entirety, which is appended as Appendix B to the copy of this proxy statement filed with the SEC, which may be accessed from the SEC's website at www.sec.gov.

Stock Awards. The 2025 Plan provides for the grant of incentive stock options ("ISOs"), nonstatutory stock options ("NSOs"), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other forms of equity compensation, which are collectively referred to as stock awards. Additionally, the 2025 Plan provides for the grant of performance cash awards. ISOs may be granted only to our employees and to any of our parent or subsidiary corporation's employees. All other awards may be granted to employees, including officers, and to non-employee directors and consultants of ours and any of our affiliates.

Share Reserve and Limits. Please see the section entitled "Requested Shares" above for details on the share reserve. The maximum number of shares that may be issued upon the exercise of ISOs under our 2025 Plan is 105,820,974 shares (with the limit being larger than the share pool in order to take account of the fact that shares may be granted, forfeited and re-granted). The maximum number of shares of common stock subject to stock awards granted under the 2025 Plan or otherwise during any one calendar year to any non-employee director, taken together with any cash fees paid by us to such non-employee director during such calendar year for service on the Board of Directors, will not exceed $750,000 in total value (calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes), or, with respect to the calendar year in which a non-employee director is first appointed or elected to our Board of Directors, $1,000,000.

Administration. Our Board of Directors, or a duly authorized committee thereof, has the authority to administer the 2025 Plan. Our Board of Directors may also delegate to one or more of our officers the authority to (1) designate employees (other than other officers) to be recipients of certain stock awards, (2) determine the number of shares of common stock to be subject to such stock awards and (3) specify the other terms and conditions, including the strike price or purchase price and vesting schedule, applicable to such awards. Subject to the terms of the 2025 Plan, our Board of Directors or the authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and the vesting schedule applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of stock awards granted and the types of consideration to be paid for the stock award.

The plan administrator has the authority to modify outstanding stock awards under our 2025 Plan. Subject to the terms of our 2025 Plan, the plan administrator has the authority, without stockholder approval, to reduce the exercise, purchase or strike price of any outstanding stock award, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Stock Options. ISOs and NSOs are evidenced by stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2025 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2025 Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2025 Plan, up to a maximum of 10 years. Unless the terms of an optionholder's stock option agreement provide otherwise, if an optionholder's service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. The option term will automatically be extended in the event that exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an optionholder's service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO and (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder's death.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will be treated as NSOs. No ISOs may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Awards. Restricted stock awards are evidenced by restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (1) cash, check, bank draft or money order, (2) services rendered to us or our affiliates or (3) any other form of legal consideration. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule as determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested will be forfeited upon the participant's cessation of continuous service for any reason.

Restricted Stock Unit Awards. Restricted stock unit awards are evidenced by restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration or for no consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Rights under a restricted stock unit award may be transferred only upon such terms and conditions as set by the plan administrator. Restricted stock unit awards may be subject to vesting as determined by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant's cessation of continuous service for any reason.

Stock Appreciation Rights. Stock appreciation rights are evidenced by stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount in cash or stock equal to (1) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2025 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2025 Plan, up to a maximum of 10 years. Unless the terms of a participant's stock appreciation right agreement provides otherwise, if a participant's service relationship with us or any of our affiliates ceases for any reason other than cause, disability or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. The stock appreciation right term will be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant's service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Unless the plan administrator provides otherwise, stock appreciation rights generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. A stock appreciation right holder may designate a beneficiary, however, who may exercise the stock appreciation right following the holder's death.

Performance Awards. Our 2025 Plan permits the grant of performance-based stock and cash awards. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure. If there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2025 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and number of shares that may be issued upon the exercise of ISOs and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. In the event of certain specified significant corporate transactions, the plan administrator has the discretion to take any of the following actions with respect to stock awards:

- arrange for the assumption, continuation or substitution of a stock award by a surviving or acquiring entity or parent company;
- arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring entity or parent company;
- accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;
- arrange for the lapse of any reacquisition or repurchase right held by us;
- cancel or arrange for the cancellation of the stock award in exchange for such cash consideration, if any, as our Board of Directors may deem appropriate; or
- make a payment equal to the excess of (1) the value of the property the participant would have received upon exercise of the stock award over (2) the exercise price or strike price otherwise payable in connection with the stock award.

Our plan administrator is not obligated to treat all stock awards, even those that are of the same type, in the same manner.

Change in Control. The plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and us that the stock award will be subject to additional acceleration of vesting and exercisability or settlement in the event of a change in control.

Amendment and Termination. Our Board of Directors has the authority to amend, suspend or terminate our 2025 Plan, provided that such action does not materially impair the existing rights of any participant without such participant's written consent and provided further that certain types of amendments will require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our Board of Directors adopts our 2025 Plan.

U.S. Federal Income Tax Consequences

The information set forth below is a summary only and does not purport to be complete. The information is based upon current federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any recipient may depend on his or her particular situation, each recipient should consult the recipient's tax adviser regarding the federal, state, local, and other tax consequences of the grant or exercise of an award or the disposition of stock acquired as a result of an award. The 2025 Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974.

Nonstatutory Stock Options

Generally, there is no taxation upon the grant of a nonstatutory stock option if the stock option is granted with an exercise price equal to the fair market value of the underlying stock on the grant date. On exercise, an optionholder will recognize ordinary income equal to the excess, if any, of the fair market value on the date of exercise of the stock over the exercise price. If the optionholder is employed by us or one of our affiliates, that income will be subject to withholding taxes. We will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the optionholder.

Incentive Stock Options

The 2025 Plan provides for the grant of stock options that qualify as "incentive stock options," as defined in Section 422 of the Code. Under the Code, an optionholder generally is not subject to ordinary income tax upon the grant or exercise of ISOs (although, in certain circumstances, there may be an item of adjustment included for alternative minimum tax purposes). If the optionholder holds a share received on exercise of an ISO for more than two years from the date the stock option was granted and more than one year from the date the stock option was exercised, which is referred to as the required holding period, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the holder's tax basis in that share will be long-term capital gain or loss. If, however, an optionholder disposes of a share acquired on exercise of an ISO before the end of the required holding period, which is referred to as a disqualifying disposition, the optionholder generally will recognize ordinary income in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the share on the date the ISO was exercised over the exercise price.

We are not allowed an income tax deduction with respect to the grant or exercise of an ISO or the disposition of a share acquired on exercise of an ISO after the required holding period. If there is a disqualifying disposition of a share, however, we are generally allowed a deduction in an amount equal to the ordinary income includible in income by the optionholder.

Restricted Stock Awards

Generally, the recipient of a restricted stock award will recognize ordinary income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is not vested when it is received (for example, if the employee is required to work for a period of time in order to have the right to sell the stock), the recipient generally will not recognize income until the stock becomes vested, at which time the recipient will recognize ordinary income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the Internal Revenue Service, within 30 days following his or her receipt of the stock award, to recognize ordinary income, as of the date the recipient receives the award, equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the recipient for the stock. We will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock award.

Restricted Stock Unit Awards

Generally, the recipient of a stock unit structured to conform to the requirements of Section 409A of the Code or an exception to Section 409A of the Code will recognize ordinary income at the time the stock is delivered equal to the excess, if any, of the fair market value of the shares received over any amount paid by the recipient in exchange for the shares. We will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock award.

Stock Appreciation Rights

We may grant under the 2025 Plan stock appreciation rights separate from any other award or in tandem with other awards under the 2025 Plan. Where the stock appreciation rights are granted with a strike price equal to the fair market value of the underlying stock on the grant date, the recipient will recognize ordinary income equal to the fair market value of the stock or cash received upon such exercise. We will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock appreciation right.

Performance Awards

Any of the awards above may be granted with performance vesting conditions, and the tax treatment will be as set forth above, but with the fulfillment of the performance conditions being the vesting event.

Section 162(m)

Under Section 162(m) of the Code ("Section 162(m)"), compensation paid to each of the Company's "covered employees" that exceeds $1 million per taxable year is generally non-deductible. Although the Compensation Committee will continue to consider tax implications as one factor in determining executive compensation, the Compensation Committee also looks at other factors in making its decisions and retains the flexibility to provide compensation for the Company's named executive officers in a manner consistent with the goals of our executive compensation program and the best interests of the Company and its stockholders, which may include providing for compensation that is not deductible by the Company due to the deduction limit under Section 162(m).

New Plan Benefits

The Company cannot currently determine the benefits or number of shares subject to awards that may be granted in the future to executive officers, directors, and employees under the 2025 Plan. We do not presently have any current plans, proposals or arrangements, written or otherwise, to issue any of the newly available authorized shares under the 2025 Plan, except as set forth below with respect to non-employee directors. As of March 25, 2025, we have approximately 67 employees, 10 consultants and four non-employee directors who would be eligible to receive grants under the 2025 Plan. Awards granted under the 2025 Plan to our non-employee directors are not subject to set benefits or amounts under the terms of the 2025 Plan itself. However, our director compensation policy provides for certain equity award grants to our non-employee directors. On and after the date of the Annual Meeting, if this Proposal No. 6 is approved by our stockholders, any such equity award grants will be made under the 2025 Plan. If this Proposal No. 6 is not approved by our stockholders, the grants will be made under the 2019 Plan . For additional information regarding our current compensation program for non-employee directors, please see below in the section entitled "Director Compensation."

Proposed Resolution

It is proposed that at the Annual Meeting the following resolution be adopted:

> *"RESOLVED, that the RAPT Therapeutics, Inc. 2025 Equity Incentive Plan be, and hereby is, approved."*

The Board of Directors Recommends
a Vote "For" Proposal No. 6.

PROPOSAL NO. 7

APPROVAL OF AN AMENDMENT AND RESTATEMENT OF 2019 EMPLOYEE STOCK PURCHASE PLAN TO REMOVE THE EVERGREEN PROVISION AND INCREASE THE NUMBER OF SHARES RESERVED FOR ISSUANCE

The Board of Directors is asking the stockholders to approve an amendment and restatement of our 2019 Employee Stock Purchase Plan to (a) remove the "evergreen" provision pursuant to which shares are automatically added to the share pool each year, (b) add 4,000,000 shares of the Company's common stock to the number of shares reserved for issuance and (c) remove now-irrelevant references to the Company's initial public offering.

The ESPP was approved by the Board of Directors on June 27, 2019 and by our stockholders on July 19, 2019. The Amended and Restated ESPP (the "Amended 2019 ESPP") was approved by the Board of Directors on March 25, 2025. The Amended 2019 ESPP is an employee benefit program that enables qualified employees of the Company and its designated subsidiaries to purchase shares of the Company's common stock through payroll deductions. The purpose of the Amended 2019 ESPP is to secure the services of new employees, to motivate and retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The Amended 2019 ESPP is intended to qualify for favorable federal income tax treatment under Section 423 of the Code.

We believe that the Amended 2019 ESPP provides a valuable opportunity for employees to acquire an ownership interest in the Company and provides stockholder value by aligning employee and stockholder interests. We rely on equity incentives to attract, retain and motivate our employees, and we believe that such incentives are essential to our long-term growth and future success. The proposed share increase will ensure that a sufficient reserve of common stock remains available under the Amended 2019 ESPP to allow us to continue to provide these equity incentives to our employees on a competitive level. The additional 4,000,000 shares of common stock that may be issued under the Amended 2019 ESPP is less than 2% of the total number of shares of common stock and pre-funded warrants outstanding as of March 25, 2025. As noted below, share usage under the Amended 2019 ESPP is controlled by limitations imposed by both the Code and the terms of the offerings under the Amended 2019 ESPP.

We cannot determine at this time the participants who will be able to purchase shares under the Amended 2019 ESPP, the amount of any such purchases, or the potential value of such purchases to participants as the election to participate and the amount of any purchases under the Amended 2019 ESPP will be determined by the individual employees in their sole discretion and the purchase price has not yet been determined; however, all participants are subject to the purchase limitations set forth in the Amended 2019 ESPP. Under the terms of the proposed Amended 2019 ESPP and the anticipated terms of the offerings, the number of shares of our common stock which a participant could purchase during any purchase period is limited to 10,000 shares. In addition, the fair market value of shares purchased by an individual participant in the Amended 2019 ESPP may not exceed $25,000 in any calendar year.

Should our stockholders fail to approve the Amended 2019 ESPP, the ESPP will continue to remain in effect in accordance with its current terms. However, because only 732,643 shares of our common stock remained available for issuance under the ESPP as of March 25, 2025, our ability to use this form of equity-based compensation to attract, retain and motivate our employees in what is a very competitive hiring environment would be constrained.

The Amended 2019 ESPP is attached to this proxy statement as Appendix C and is incorporated herein by reference. The following description of the Amended 2019 ESPP is a summary of certain important provisions and does not purport to be a complete description of the Amended 2019 ESPP. Please see Appendix C for more detailed information.

Description of the Amended 2019 ESPP

If the Amended 2019 ESPP is approved by our stockholders, it will become effective on the date of such approval.

Share Reserve; No Evergreen. 240,336 shares of common stock were originally authorized for issuance under the ESPP. The ESPP also originally provided for an annual increase in the share pool on the first day of each year beginning in 2020 and ending in 2029, equal to the lesser of (i) one percent (1%) of the shares of common stock outstanding on the last day of the immediately preceding fiscal year and (ii) 240,336 shares, but this "evergreen" provision will not be applicable following the effective date of the Amended 2019 ESPP. The Board of Directors is seeking stockholder approval to add 4,000,000 additional shares to the Amended 2019 ESPP.

Administration. Our Board of Directors has delegated concurrent authority to administer the Amended 2019 ESPP to our Compensation Committee. The Amended 2019 ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the Amended 2019 ESPP, we may specify offerings with durations of not more than 27 months and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the Amended 2019 ESPP may be terminated under certain circumstances. Offerings under the ESPP are currently divided into 24-month offering periods, each of which comprise four purchase periods of approximately six months each.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the Amended 2019 ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined in the ESPP) for the purchase of our common stock under the Amended 2019 ESPP. Unless otherwise determined by our Board of Directors, common stock will be purchased for the accounts of employees participating in the Amended 2019 ESPP at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first trading date of an offering or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

Participation and Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the Amended 2019 ESPP, as determined by our Board of Directors, including: (1) being customarily employed for more than 20 hours per week; (2) being customarily employed for more than five months per calendar year; or (3) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the Amended 2019 ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the Amended 2019 ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value pursuant to Section 424(d) of the Code. As of March 25, 2025, approximately 67 employees of the Company and its designated subsidiaries are eligible to participate in the Amended 2019 ESPP.

Changes to Capital Structure. If there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the Board of Directors will make appropriate adjustments to (1) the number of shares reserved under the Amended 2019 ESPP, (2) the maximum number of shares by which the share reserve may increase automatically each year, (3) the number of shares and purchase price of all outstanding purchase rights and (4) the number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of certain significant corporate transactions (as defined in the Amended 2019 ESPP), any then-outstanding rights to purchase our stock under the Amended 2019 ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants' accumulated payroll contributions will be used to purchase shares of our common stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately.

ESPP Amendments, Termination. Our Board of Directors has the authority to amend or terminate our Amended 2019 ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder's consent. We will obtain stockholder approval of any amendment to the Amended 2019 ESPP to the extent required by applicable law or listing requirements.

Federal Income Tax Consequences

The following is a summary of certain material federal income tax consequences associated with the grant and exercise of purchase rights under the Amended 2019 ESPP. The summary does not address tax rates or non-U.S., state or local tax consequences, nor does it address employment tax or other federal tax consequences except as noted.

The Amended 2019 ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. In general, an employee will not recognize U.S. taxable income until the sale or other disposition of the shares of common stock purchased under the Amended 2019 ESPP ("ESPP Shares"). Upon such sale or disposition, the employee will generally be subject to tax in an amount that depends on the employee's holding period with respect to the ESPP Shares.

If the ESPP Shares are sold or disposed of more than one year from the date of purchase and more than two years after the first day of the offering period in which they were purchased, or upon the employee's death while owning the ESPP Shares, the employee will recognize ordinary income in an amount generally equal to the lesser of: (i) an amount equal to 15% of the fair market value of the ESPP Shares on the first day of the offering period (or such other percentage equal to the applicable purchase price discount), and (ii) the excess of the sale price of the ESPP Shares over the purchase price. Any additional gain will be treated as long-term capital gain. If the ESPP Shares held for the periods described above are sold and the sale price is less than the purchase price, then the employee will recognize a long-term capital loss in an amount equal to the excess of the purchase price over the sale price of the ESPP Shares.

If the ESPP Shares are sold or otherwise disposed of before the expiration of the holding periods described above, other than following the employee's death while owning the ESPP Shares, the employee generally will recognize as ordinary income an amount equal to the excess of the fair market value of the ESPP Shares on the date the ESPP Shares were purchased over the purchase price. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on the employee's holding period with respect to the ESPP Shares.

We are not entitled to a deduction for amounts taxed as ordinary income or capital gain to an employee except to the extent of ordinary income recognized upon a sale or disposition of ESPP Shares prior to the expiration of the holding periods described above.

New Plan Benefits

Because participation in the Amended 2019 ESPP is entirely within the discretion of the eligible employees, a new plan benefits table, as described in the federal proxy rules, is not provided. Because the Company cannot predict the participation levels by employees, the rate of employee contributions or the eventual purchase price under the Amended 2019 ESPP, it is not possible to determine the value of benefits that may be obtained by executive officers and other employees under the Amended 2019 ESPP. Non-employee directors are not eligible to participate in the Amended 2019 ESPP.

Plan Benefits

The table below shows, as to the listed individuals and specified groups, the number of shares of common stock purchased under the Amended 2019 ESPP since its inception, together with the weighted-average purchase price paid per share.

Name and Position	Number of Purchased Shares of Common Stock	Weighted Average Purchase Price
Brian Wong, M.D., Ph.D. *President and Chief Executive Officer*	10,374	$10.19
William Ho, M.D., Ph.D. *Chief Medical Officer*	10,374	$10.16
Rodney Young *Chief Financial Officer*	8,489	$11.37
All executive officers as a group (4 persons)	39,611	$10.44
All directors who are not executive officers as a group (5 persons)(1)	—	—
All employees, excluding executive officers, as a group	429,426	$9.15

(1) Non-employee directors are not eligible to participate in the Amended 2019 ESPP.

The Board of Directors Recommends a Vote "For" Proposal No. 7.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock as of March 25, 2025 (except as noted below) by:

- each director and nominee for director;
- each of the executive officers named in the Summary Compensation Table under "Executive Compensation" below (referred to throughout this proxy statement as our named executive officers);
- all current executive officers and directors as a group; and
- all those known by us to be beneficial owners of more than 5% of our outstanding common stock.

This table is based upon information supplied by officers and directors, as well as Schedules 13G or 13D filed with the SEC by beneficial owners of more than 5% of our common stock. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to options and pre-funded warrants held by that person that are exercisable as of March 25, 2025 or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 132,006,828 shares outstanding on March 25, 2025, adjusted as required by rules promulgated by the SEC.

Except as otherwise noted below, the address for persons listed in the table is c/o RAPT Therapeutics, Inc., 561 Eccles Avenue, South San Francisco, California 94080.

Beneficial Owner	Beneficial Ownership	
	Number of Shares	Percent of Total
5% Stockholders		
Entities affiliated with Medicxi IV LP (1)	22,352,000	16.93%
Entities affiliated with Redmile Group, LLC (2)	13,932,449	9.99%
Entities affiliated Deep Track Capital, LP (3)	13,983,940	9.99%
TCG Crossover GP II, LLC (4)	13,193,110	9.99%
OrbiMed Advisors LLC (5)	13,135,260	9.99%
Entities affiliated with Foresite Capital Fund VI, L.P. (6)	12,544,914	9.50%
Entities affiliated with RTW Investments, L.P. (7)	11,764,000	8.91%
Entities affiliated with Biotechnology Value Fund, L.P. (8)	11,764,000	8.74%
Executive Officers, Directors and Director Nominee		
Brian Wong (9)	1,692,872	1.27%
William Ho (10)	243,302	*
Rodney Young (11)	390,821	*
Michael Giordano (12)	89,130	*
Mary Ann Gray (13)	120,155	*
Linda Kozick (14)	116,595	*
Wendye Robbins (15)	152,274	*
Lori Lyons-Williams (16)	82,230	*
All executive officers and directors as a group (9 persons) (17)	3,170,536	2.36%

* Represents beneficial ownership of less than 1%.

(1) The indicated ownership is based on a Schedule 13G filed with the SEC by the reporting persons on January 6, 2025, reporting ownership as of December 27, 2024. According to the Schedule 13G, the reporting persons beneficially own a total of 22,352,000 shares of common stock, which consists of 21,977,977 shares of common stock held by Medicxi IV LP ("Medicxi IV") and (ii) 374,023 shares of common stock held by Medicxi Co-Invest IV LP ("Medicxi Co-Invest" and together with Medicxi IV, the "Medicxi Entities"). Medicxi IV GP, as the general partner of each of the Medicxi Entities, and Medicxi Ventures Management (Jersey) Limited, as the appointed manager of each of the Medicxi Entities, may be deemed to beneficially own the shares beneficially owned by the Medicxi Entities. The principal business address of the Medicxi Entities is 44 Esplanade, St. Helier, Jersey, Channel Islands, JE4 9WG.

(2) The indicated ownership is based on a Schedule 13G/A filed with the SEC by the reporting persons on February 14, 2025, reporting ownership as of December 31, 2024. According to the Schedule 13G/A, the reporting persons beneficially own a total of 13,932,449 shares of common stock, which consists of (i) (a) 102,191 shares of common stock and (b) 7,457,132 shares of common stock issuable upon the exercise of outstanding pre-funded warrants held by Redmile Biopharma Investments III, L.P. ("Redmile Biopharma"), (ii) 4,042,190 shares of common stock held by Redmile Strategic Long Only Trading Sub, Ltd. ("Redmile Long"), (iii) 1,840,163 shares of common stock held by Redmile Strategic Trading Sub, Ltd. ("Redmile Trading" and together with Redmile Biopharma and Redmile Long, the "Redmile Funds") and (iv) 490,773 shares of common stock held by certain funds managed by Redmile Group, LLC ("Redmile Group"). Excludes 8,202,324 shares of common stock issuable upon exercise of outstanding pre-funded warrants held by Redmile Biopharma, which pre-funded warrants are not exercisable within 60 days of the date of this beneficial ownership table by virtue of the beneficial ownership limitations set forth therein. Redmile Group is the investment manager to each of the entities listed in (i) to (iv) above and, in such capacity, exercises voting and investment power over all of the securities held by such entities and may be deemed to be the beneficial owner of these securities. Jeremy C. Green serves as the principal of Redmile Group and also may be deemed to be the beneficial owner of these securities. Redmile Group and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The address of the Redmile Funds is c/o Redmile Group, LLC, One Letterman Drive, Building D, Suite D3-300, San Francisco, California 94129.

(3) The indicated ownership is based on a Schedule 13G filed with the SEC by the reporting persons on December 23, 2024, reporting ownership as of December 23, 2024. According to the Schedule 13G, the reporting persons beneficially own a total of 13,983,940 shares of common stock, which consists of (i) 6,011,380 shares of common stock and (ii) 7,972,560 shares of common stock issuable upon the exercise of outstanding pre-funded warrants. Excludes 132,060 shares of common stock issuable upon the exercise of outstanding pre-funded warrants held by Deep Track Biotechnology Master Fund, Ltd., which pre-funded warrants are not exercisable within 60 days of the date of this beneficial ownership table by virtue of the beneficial ownership limitations set forth therein. Deep Track Capital GP, LLC (the "Deep Track GP") is the general partner of Deep Track Capital, LP ("Deep Track LP"). Deep Track LP is the investment manager for Deep Track Biotech. David Kroin is the managing member of Deep Track GP. The principal business address for Deep Track Biotech is 200 Greenwich Avenue, 3rd Floor, Greenwich, CT 06830.

(4) The indicated ownership is based on a Schedule 13G/A filed with the SEC by the reporting person on January 23, 2025, reporting ownership as of December 27, 2024. According to the Schedule 13G/A, the reporting person beneficially own a total of 13,193,110 shares of common stock, which consists of (i) 13,135,260 shares of common stock and (ii) 58,017 shares of common stock issuable upon the exercise of outstanding pre-funded warrants held by TCG Crossover Fund II, LP ("TCGX"). Excludes 10,334,723 shares of common stock issuable upon the exercise of outstanding pre-funded warrants held by TCGX, which pre-funded warrants are not exercisable within 60 days of the date of this beneficial ownership table by virtue of the beneficial ownership limitations set forth therein. TCG Crossover GP II, LLC ("TCGX GP") is the general partner of TCGX and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCGX GP and may be deemed to share voting, investment and dispositive power with respect to these securities. TCGX GP and Chen Yu disclaim beneficial ownership of these securities, except to the extent of their respective pecuniary interest in such securities. The principal business address for TCGX is c/o TCG Crossover Management, LLC, 705 High Street, Palo Alto, California 94301.

(5) The indicated ownership is based on a Schedule 13G filed with the SEC by the reporting person on February 14, 2025, reporting ownership as of December 31, 2024. According to the Schedule 13G, the reporting person beneficially owns a total of 13,135,260 shares of common stock. Excludes 4,508,740 shares of common stock issuable upon the exercise of outstanding pre-funded warrants held by OrbiMed Advisors LLC, which pre-funded warrants are not exercisable in full within 60 days of the date of this beneficial ownership table by virtue of the beneficial ownership limitations set forth therein. OrbiMed Advisors LLC holds 9.9% of the shares of common stock in the aggregate on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities. OrbiMed Advisors LLC exercises investment and voting power over the shares of Common Stock through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the shares of common stock reported herein. The principal business address of OrbiMed Advisors LLC is 601 Lexington Avenue, 54th Floor, New York, NY 10022.

(6) The indicated ownership is based on a Schedule 13G filed with the SEC by the reporting persons on December 30, 2024, reporting ownership as of December 27, 2024. According to the Schedule 13G, the reporting persons beneficially own a total of 12,500,000 shares of common stock. Excludes 9,852,000 shares of common stock issuable upon the exercise of outstanding pre-funded warrants held by Foresite Capital Fund VI LP ("Foresite Capital"), which pre-funded warrants are not exercisable in full within 60 days of the date of this beneficial ownership table by virtue of the beneficial ownership limitations set forth therein. Foresite Capital Management VI, LLC ("FCM VI"), the general partner of Foresite Capital, may be deemed to have sole power to vote these shares, and James Tananbaum, the managing member of FCM VI, may be deemed to have sole power to vote these shares. The principal business address of Foresite Capital is 900 Larkspur Landing Circle, Suite 150, Larkspur, CA 94939.

(7) The indicated ownership was obtained from the stockholder in connection with our filing of the Registration Statement on Form S-3 (Registration No. 333-284388) on January 21, 2025, and reflects beneficial ownership as of January 13, 2025. According to such Registration Statement, the reporting persons beneficially own a total of 11,764,000 shares of common stock held in the aggregate by RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd. and RTW Biotech Opportunities Ltd (the "RTW Funds"). RTW Investments, LP ("RTW"), in its capacity as the investment manager of the RTW Funds, has the power to vote and the power to direct the disposition of the shares held by the RTW Funds. Accordingly, RTW may be deemed to be the beneficial owner of such securities. Roderick Wong, M.D., as the Managing Partner of RTW, has the power to direct the vote and disposition of the securities held by RTW. Dr. Wong disclaims beneficial ownership of the shares held by the RTW Funds, except to the extent of his pecuniary interest therein. The address and principal office of RTW Investments, LP is 40 10th Avenue, Floor 7, New York, NY 10014, and the address of Dr. Wong and each of the RTW Funds is c/o RTW Investments, LP, 40 10th Avenue, Floor 7, New York, NY 10014.

(8) The indicated ownership is based on a Schedule 13G filed with the SEC by the reporting persons on January 6, 2025, reporting ownership as of January 6, 2025. According to the Schedule 13G, the reporting persons beneficially own a total of 11,764,000 shares of common stock, which consists of (i) (a) 4,747,700 shares of common stock and (b) 1,298,481 shares of common stock issuable upon the exercise of outstanding pre-funded warrants held by Biotechnology Value Fund, L.P. ("BVF"), (ii) (a) 3,835,620 shares of common stock and (b) 1,049,031 shares of common stock issuable upon the exercise of outstanding pre-funded warrants held by Biotechnology Value Fund II, L.P. ("BVF II"), (iii) (a) 477,406 shares of common stock and (b) 130,569 shares of common stock issuable upon the exercise of outstanding pre-funded warrants held by Biotechnology Value Trading Fund OS LP ("BVF Trading") and (iv) (a) 176,830 shares of common stock and (b) 48,363 shares of common stock issuable upon the exercise of outstanding pre-funded warrants held by MSI BVF SPV, LLC ("MSI BVF" and together with BVF, BVF II and BVF Trading, the "BVF Entities"). BVF I GP LLC, as general partner of BVF, may be deemed to beneficially own the shares held by BVF. BVF II GP LLC, as general partner of BVF II, may be deemed to beneficially own the shares held by BVF II. BVF GP Holdings LLC, as the sole member of BVF I GP LLC and BVF II GP LLC, may be deemed to beneficially own the shares beneficially owned by BVF and BVF II. BVF Partners OS Ltd, as general partner of BVF Trading, may be deemed to beneficially own the shares beneficially owned by BVF Trading. BVF Partners L.P., or BVF Partners, as the sole member of BVF Partners OS Ltd. and the investment adviser of each of BVF, BVF II, BVF Trading and MSI, may be deemed to beneficially own the shares beneficially owned by BVF, BVF II, BVF Trading and MSI. BVF Inc., as general partner of BVF Partners, and Mark N. Lampert, as officer and director of BVF Inc., may be deemed to beneficially own the shares beneficially owned by BVF Partners and has shared voting and dispositive power over such shares. Each of BVF I GP LLC, BVF II GP LLC, BVF GP Holdings LLC, BVF Partners OS Ltd., BVF Partners, BVF Inc. and Mr. Lampert disclaim beneficial ownership over the shares. The principal business address of the BVF Entities is 44 Montgomery Street, 40th Floor, San Francisco, CA 94104.

(9) Consists of (i) 162,874 shares held by Dr. Wong, (ii) 337,000 shares held by The Wong Family Trust Dated February 4, 2008, for which Dr. Wong is a trustee and (iii) 1,192,998 shares issuable pursuant to stock options exercisable within 60 days of the date of this beneficial ownership table.

(10) Consists of (i) 19,496 shares held directly by Dr. Ho and (ii) 223,806 shares issuable pursuant to stock options exercisable within 60 days of the date of this beneficial ownership table.

(11) Consists of (i) 13,489 shares held by Mr. Young and (ii) 377,332 shares issuable pursuant to stock options exercisable within 60 days of the date of this beneficial ownership table .

(12) Consists of 89,130 shares issuable pursuant to stock options exercisable within 60 days of the date of this beneficial ownership table.

(13) Consists of 120,155 shares issuable pursuant to stock options exercisable within 60 days of the date of this beneficial ownership table.

(14) Consists of 116,595 shares issuable pursuant to stock options exercisable within 60 days of the date of this beneficial ownership table.

(15) Consists of (i) 14,900 shares held by Dr. Robbins, (ii) 6,100 shares held by TRS FBO Trust of Craig & Wendye McGahey, (iii) 6,500 shares held by Dr. Robbins' spouse and (iv) 124,774 shares issuable pursuant to stock options exercisable within 60 days of the date of this beneficial ownership table.

(16) Consists of 82,230 shares issuable pursuant to stock options exercisable within 60 days of the date of this beneficial ownership table.

(17) Consists of (i) 584,013 shares beneficially owned by our directors (or their affiliates) and executive officers (or their affiliates) and (ii) 2,586,523 shares issuable pursuant to stock options exercisable within 60 days of the date of this beneficial ownership table.

EXECUTIVE OFFICERS

The following table sets forth certain information with respect to our executive officers as of March 25, 2025:

Name	Age	Position
Brian Wong, M.D. Ph.D.(1)	53	President, Chief Executive Officer and Director
Dirk Brockstedt, Ph.D.	56	Chief Scientific Officer
William Ho, M.D., Ph.D.	59	Chief Medical Officer
Rodney Young	62	Chief Financial Officer

(1) Please see "Class I Directors Continuing in Office Until the 2026 Annual Meeting" for Dr. Wong's biography.

Dirk Brockstedt, Ph.D. has served as our Chief Scientific Officer since June 2019. Prior to that he served as our Senior Vice President, Biology from January 2018 to June 2019. Since October 2017, he has also served as Executive in Residence at ShangPharma Innovation Inc., a healthcare investment company. From September 2011 to December 2017, he served as Senior Vice President of Research and Development and most recently as Executive Vice President of Research and Development at Aduro Biotech, Inc., a biopharmaceutical company. Dr. Brockstedt served as Director of Research at Anza Therapeutics, Inc. from 2007 to 2009, Director of Immunology at Cerus Corporation (Nasdaq: CERS), a biopharmaceutical company, from 2002 to 2007 and Senior Research Scientist at Aventis Pharmaceuticals, Inc. from 1999 to 2002, a pharmaceutical company. Prior to that he was a post-doctoral fellow at the Stanford School of Medicine in the Department of Pathology. Dr. Brockstedt received a Ph.D. in Microbiology from the University of Kiel (graduate work performed at Stanford University) and an M.S. in Microbiology from the University of Kiel.

William Ho, M.D., Ph.D. has served as our Chief Medical Officer since May 2015. From October 2012 to February 2015, he served as the Vice President of Clinical Development at Igenica Biotherapeutics, Inc., a pharmaceutical company, and from February 2015 to June 2016, he continued at Igenica in a consulting role. From September 2005 to September 2012, he served in several positions up to Senior Medical Director in the Exploratory Clinical Development (BioOncology) group at Genentech, Inc., a biotechnology company. Dr. Ho completed his internship and residency in Internal Medicine at the University of California, San Francisco, and received his fellowship training in Medical Oncology at the University of Washington and Fred Hutchinson Cancer Research Center. Dr. Ho received an M.D. and a Ph.D. in Microbiology and Immunology from Stanford University and an A.B. in Molecular Biology from Princeton University.

Rodney Young has served as our Chief Financial Officer since December 2019. Prior to that, he served as Chief Financial Officer at Cellerant Therapeutics, Inc., a biotechnology company, from June 2015 to November 2019. From May 2014 to February 2015, Mr. Young served as Chief Financial Officer at Aimmune Therapeutics, Inc., a biotechnology company, and from September 2005 to December 2013 he served as Chief Financial Officer and Vice President, Finance and Administration at StemCells, Inc., a biotechnology company. Mr. Young earned an M.B.A. in Finance and Accounting from the Booth School of Business at the University of Chicago and received his B.A. in Economics from the University of Chicago.

EXECUTIVE COMPENSATION

We are a "smaller reporting company" under Item 10 of Regulation S-K promulgated under the Exchange Act and the following compensation disclosure is intended to comply with the requirements applicable to smaller reporting companies. Although the rules allow us to provide less detail about our executive compensation program than companies that are not smaller reporting companies, our Compensation Committee is committed to providing the information necessary to help stockholders understand our executive compensation-related decisions. Accordingly, this section includes supplemental narratives that describe our 2024 compensation program for our named executive officers.

Responsible Executive Compensation Practices

The following table summarizes our executive compensation practices, both the responsible practices we have implemented and the practices we have avoided, that we believe allow us to best serve our stockholders' long-term interests.

What we do:

✓ **Performance metrics tied to company performance.** The performance metrics for our annual executive bonus plan are tied to corporate performance objectives, aligning the interests of our executives with those of our stockholders.

✓ **Multi-year vesting requirements.** The equity awards we grant to our executive officers generally vest over multi-year periods, consistent with current market practice and our retention objectives.

✓ **Double-trigger termination rights.** Our agreements with our executive officers require both a change-in-control and a termination of employment for full severance benefits to be triggered.

✓ **Independent Compensation Committee.** Our Compensation Committee is comprised solely of independent members of our Board.

✓ **Independent compensation consultant.** Our Compensation Committee uses an independent compensation consultant that provides no other material services to the company.

What we do not do

✗ **No tax gross-ups.** None of our compensation agreements and arrangements provide for tax "gross-ups."

✗ **No special perquisites.** We generally do not provide our executives with perquisites or other personal benefits that differ materially from those available to employees generally.

✗ **No retirement plans other than 401(k).** We do not provide any pension or other retirement benefits to our executive officers, except that we offer all employees the right to participate in a company-sponsored 401(k) plan under which we contribute up to $5,000 per employee.

✗ **No special health or welfare benefits.** We do not provide our executives with any special health or welfare benefits. Our executive officers participate in the same broad-based company-sponsored health and welfare benefits programs to our other full-time, salaried employees.

✗ **Hedging, short selling and pledging prohibited.** Our insider trading policy prohibits our directors, officers and employees from hedging without first obtaining pre-clearance of the transaction from the Company's Chief Financial Officer. In addition, our insider trading policy prohibits any person subject to such policy from short selling, pledging our securities or purchasing our securities on margin or holding them in a margin account at any time.

We have a pay-for-performance focused executive compensation philosophy. We believe that compensation should be designed to drive company performance aimed at increasing stockholder value. We seek to achieve this by using different elements of compensation and a market-based approach to attract, retain and motivate a high-performing team of executive officers and by aligning most of the compensation of each of our executives with the Company's short- and long-term performance, as well as each such executive's individual contributions. We believe that it is important that performance- and equity-based compensation comprise a substantial portion of the total compensation of each of our executives in order to align our executives' interests with those of our stockholders. The tables below illustrate the extent to which we weight compensation towards performance- and equity-based compensation.

The following table shows for the years ended December 31, 2024 and 2023, the compensation awarded to or paid to, or earned by, our Chief Executive Officer and each of our two other most highly compensated executive officers during the year ended December 31, 2024 (the "named executive officers").

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation(3)	Total ($)
Brian Wong, M.D., Ph.D.	2024	630,000		5,927,297	416,000	6,242	6,979,539
President and Chief Executive Officer	2023	605,000		5,730,375	250,000	6,242	6,591,617
William Ho, M.D., Ph.D.	2024	481,000		1,603,438	221,260	7,322	2,313,020
Chief Medical Officer	2023	463,000		1,283,604	150,000	7,322	1,903,926
Rodney Young	2024	478,000		1,975,492	229,440	8,564	2,691,496
Chief Financial Officer	2023	459,000		1,558,662	149,000	8,564	2,175,226

(1) Amounts represent the sum of (a) the aggregate grant date fair value of stock options granted to our named executive officers during 2024, computed in accordance with ASC Topic 718 and (b) the incremental fair values of the option awards resulting from the Repricing. Assumptions used in the calculation of these amounts are included in notes to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2024. These amounts do not necessarily correspond to the actual value recognized or that may be recognized by the named executive officers.

(2) Amounts represent annual performance-based cash bonuses earned by our named executive officers based on the achievement of certain corporate performance objectives and individual performance.

(3) Amounts in this column consist of the payment of term life insurance premiums, along with 401(k) matching contributions, where applicable. These benefits are provided to the named executive officers on the same terms as provided to all of our regular full-time employees.

Narrative to Summary Compensation Table

Executive Compensation Elements

The primary elements of our executive compensation program for the year ended December 31, 2024 were:

- base salary;
- non-equity incentive compensation payments; and
- equity compensation.

In addition to these primary elements of executive compensation, we also offer our executive officers broad-based health, welfare and retirement benefits consistent with the benefits we provide to our other full-time, salaried employees, as discussed below under "–Other Elements of Compensation – Health, Welfare and Retirement Benefits."

Base Salary

Our Compensation Committee recognizes the importance of base salary as an element of compensation that helps to attract, retain and motivate our executive officers. We provide base salary as a fixed source of cash compensation to recognize each named executive officer's day-to-day responsibilities, reflective of the role, responsibilities, skills, experience and performance of our executive officers, which is designed to provide an appropriate and competitive base level of current cash income for the named executive officers. The Compensation Committee's decisions on base salary levels for the named executive officers are primarily based on its review of competitive market information for comparable positions, the executive's performance of his duties, criticality of the executive's role to the execution of our corporate goals and the executive's potential to impact future business results. Base salary is the only element of compensation that is fixed; the remainder and majority of each executive officer's potential compensation is composed of variable compensation that is designed to incentivize shorter-term (annual) or longer-term performance.

The 2024 annual base salaries of Dr. Wong, Dr. Ho and Mr. Young were initially determined and approved by the Compensation Committee in January 2024 to be $630,000, $481,000 and $478,000, respectively. In January 2025, the Compensation Committee approved increased annual base salaries for Dr. Wong, Dr. Ho and Mr. Young of $662,000, $499,000 and $502,000, respectively for the year ending December 31, 2025.

Non-Equity Incentive Compensation Payments

In January 2025, the Compensation Committee approved annual non-equity incentive cash payments for the 2024 fiscal year for Dr. Wong, Dr. Ho and Mr. Young of $416,000, $221,260 and $229,440, respectively, based on the achievement of individual and corporate performance objectives.

Pursuant to our executive bonus plan, each named executive officer is eligible to receive a target bonus determined as a percentage of his annual base salary. Annual non-equity incentive compensation payments are variable and their purpose is to motivate and reward our executive officers for achievement of annual goals and align management and stockholder interests by linking pay and performance. Our Compensation Committee determines these target bonus percentages for each named executive officer position primarily based on the range of target bonus percentages for similar positions at peer companies. Our Compensation Committee periodically reviews and evaluates each named executive officer's target bonus percentage. The target bonus percentages for our named executive officers for the year ended December 31, 2024 are as follows:

Named Executive Officer	Target Bonus %
Brian Wong, M.D., Ph.D	55
William Ho, M.D., Ph.D.	40
Rodney Young	40

In January 2024, the Compensation Committee established a mix of predefined performance objectives for our named executive officers. These performance objectives were based on the achievement of various operational, management, clinical and regulatory milestones related to our clinical development programs and business activities. After the FDA imposed clinical holds on two clinical trials of our lead product candidate, zelnecirnon, in February 2024, the Compensation Committee revised the performance objectives for our named executive officers to better reflect our business circumstances. The actual performance-based bonus paid, if any, is calculated by multiplying the executive's annual base salary, target bonus percentage and percentage achievement of the performance objectives. These were based on the achievement of adjusted clinical development goals, in-licensing and workforce retention in addition to other activities.

In January 2025, the Compensation Committee reviewed 2024 performance and determined that the performance objectives under the 2024 executive bonus plan were achieved at 120% and approved payout in the amount reflect in the column of the Summary Compensation Table above entitled "Non-Equity Incentive Plan Compensation."

Equity Compensation

We believe that our ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of our executive officers with the financial interests of our stockholders.

In addition, we believe that our ability to grant equity-based awards helps us to attract, retain and motivate executive officers, and encourages them to devote their best efforts to our business and financial success. Vesting of equity awards is generally tied to continuous service with us and serves as an additional retention measure. Our executive officers generally are awarded an initial new hire grant upon commencement of employment, as well as annual grants. These equity awards are intended to further our success by ensuring that sustainable value creation is a key factor in our executive officers' management of our business.

Each of our named executive officers currently holds stock options under our 2019 Equity Incentive Plan (the "2019 Plan") and/or our 2015 Stock Plan (the "2015 Plan"), that were granted subject to the general terms of the applicable plan and the applicable forms of stock option agreement thereunder. The specific vesting terms of each named executive officer's stock options are described below under "—Outstanding Equity Awards at December 31, 2024."

We currently grant all equity awards pursuant to the 2019 Plan. The size and form of these equity awards is determined by the Compensation Committee in its discretion. All options are granted with a per share exercise price equal to no less than the fair market value of a share of our common stock on the date of the grant, and generally vest on a monthly basis over 48 months, subject to the continued service with us through each vesting date. All options have a maximum term of up to 10 years from the date of grant, subject to earlier expiration following the cessation of an executive officer's continuous service with us. Option vesting is subject to acceleration as described below under "—Executive Employment Arrangements" and "—Equity Compensation Plans." Options generally remain exercisable for three months following an executive officer's termination, except in the event of a termination for cause or due to disability or death.

The Compensation Committee uses stock options as a key tool in serving to align the interests of our executive officers and our stockholders. Stock options are inherently performance based, and automatically link executive pay to stockholder return, as the value realized, if any, by the executive from an award of stock options, is dependent upon, and directly proportionate to, appreciation in stock price. Executives will only receive value from the stock option awards if the price of the stock increases above the stock price at time of grant and remains above as the stock options continue to vest. Stock options also do not have downside protection and the awards will not provide value to the holder when the stock price is below the exercise price.

The annual equity grants to our named executive officers are evaluated and approved by the Compensation Committee in the context of each named executive officer's total compensation and take into account the market data provided by any compensation consultant engaged by the Compensation Committee in addition to the individual officer's responsibilities and performance. The Compensation Committee also takes into account the recommendations of the Chief Executive Officer with respect to appropriate grants (other than for the Chief Executive Officer) and any particular individual circumstances.

2024 Stock Option Awards

In January 2024, the Compensation Committee approved the following stock option grants to our named executive officers as part of our annual executive compensation review process, at a per share exercise price equal to the fair market value of a share of our common stock on the grant date. Each of the stock options vest in 48 equal monthly installments, measured from January 1, 2024 in each case subject to the named executive officer's continued service through each applicable vesting date.

Named Executive Officer	Stock Option Grant (# shares)
Brian Wong, M.D., Ph.D.	275,000
William Ho, M.D., Ph.D.	75,000
Rodney Young	90,000

Option Repricing

In November 2024, the Board of Directors approved, effective November 13, 2024, the one-time Repricing of certain stock options that had been granted to date under the 2019 Plan. The Repricing impacted stock options with exercise prices greater than $8.00, and each stock option was repriced to have a per share exercise price of $1.57. To be eligible to exercise the option at the new exercise price, optionholders must remain employed with us through November 13, 2025 (subject to earlier termination in certain circumstances). Any exercise of the option prior to that date will require payment of the original, higher exercise price. No changes were made to the vesting schedules, expiration dates of or number of shares underlying the repriced stock options. The incremental fair values from the Repricing to the impacted stock options for the named executive officers are included in the "Option Awards" column in the Summary Compensation Table above.

Employment Terms

We have entered into employment agreements or offer letters with each of our named executive officers. Descriptions of such arrangements with our named executive officers are included under the caption " —Executive Employment Arrangements" below.

Outstanding Equity Awards at December 31, 2024

The following table shows certain information regarding outstanding equity awards at December 31, 2024 for the named executive officers.

			Option Awards			
	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Brian Wong, M.D., Ph.D.	3/28/2018[(1)]	1/1/2018	200,000	—	6.18	3/27/2028
	3/28/2019[(1)]	1/1/2019	66,666	—	6.30	3/27/2029
	10/30/2019[(1)]	10/30/2019	83,333	—	12.00[(3)]	10/29/2029
	1/30/2020[(2)]	1/1/2020	60,000	—	44.66[(3)]	1/30/2030
	1/28/2021[(2)]	1/1/2021	146,875	3,125	19.53[(3)]	1/28/2031
	1/28/2022[(2)]	1/1/2022	218,750	81,250	19.86[(3)]	1/28/2032
	1/31/2023[(2)]	1/1/2023	119,791	130,209	29.05[(3)]	1/31/2033
	1/30/2024[(2)]	1/1/2024	63,020	211,980	24.75[(3)]	1/31/2034
William Ho, M.D., Ph.D.	10/30/2019[(1)]	10/30/2019	7,807	—	12.00[(3)]	10/29/2029
	1/30/2020[(2)]	1/1/2020	20,000	—	44.66[(3)]	1/30/2030
	1/28/2021[(2)]	1/1/2021	53,854	1,146	19.53[(3)]	1/28/2031
	1/28/2022[(2)]	1/1/2022	40,104	14,896	19.86[(3)]	1/28/2032
	1/31/2023[(2)]	1/1/2023	26,833	29,167	29.05[(3)]	1/31/2033
	1/30/2024[(2)]	1/1/2024	17,187	57,813	24.75[(3)]	1/31/2034
Rodney Young	12/2/2019[(1)]	12/2/2019	140,000	—	21.73[(3)]	12/1/2029
	1/28/2021[(2)]	1/1/2021	58,750	1,250	19.53[(3)]	1/28/2031
	1/28/2022[(2)]	1/1/2022	47,395	17,605	19.86[(3)]	1/28/2032
	1/31/2023[(2)]	1/1/2023	32,583	35,417	29.05[(3)]	1/31/2033
	1/30/2024[(2)]	1/1/2024	20,635	69,365	24.75[(3)]	1/31/2034

(1) 25% of the shares subject to the award vest on the one-year anniversary of the vesting commencement date and the remainder of the shares vest in 36 equal monthly installments thereafter, subject to the holder's continued service through each vesting date.

(2) The shares subject to the award vests in 48 equal monthly installments measured from the vesting commencement date, subject to the holder's continued service through each vesting date.

(3) Pursuant to the Repricing, the exercise price of the repriced options has been modified to be $1.57 per share, the closing price of our common stock on the Repricing date, November 13, 2024. However, if an employee exercises a repriced option before the end of a retention period of one year (subject to earlier termination in certain circumstances), such employee will be required to pay the original exercise price per share of such repriced option. There was no change to the vesting schedules, expiration dates of or number of shares underlying the repriced options.

Executive Employment Arrangements

Brian Wong

We entered into an employment letter agreement with Dr. Wong, our President and Chief Executive Officer, in July 2019. His employment letter agreement has no specific term and provides that Dr. Wong is an at-will employee. His employment letter agreement also provides that his initial annual base salary was $484,000 and that he was eligible for an annual target non-equity incentive cash payment opportunity equal to 50% of his annual base salary, based on the achievement of individual and corporate performance objectives. In January 2024, our Compensation Committee approved an increase in Dr. Wong's annual base salary to $630,000 and in January 2025, our Compensation Committee approved an additional increase in Dr. Wong's annual base salary to $662,000.

Pursuant to the employment letter agreement with Dr. Wong, if Dr. Wong's employment is terminated (other than during the 12 month period following a "change in control") either (1) by us without "cause" (and not due to Dr. Wong's death or disability) or (2) by Dr. Wong for "good reason" (as such terms are defined in Dr. Wong's employment letter agreement), then, subject to the preconditions described below, Dr. Wong will be entitled to receive the following payments and benefits: (i) continuing payments of his then-current base salary (or the level in effect before any reduction in base salary that constitutes good reason) for a period of 12 months and (ii) reimbursement of premiums for coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), for Dr. Wong and his eligible dependents, if any, for up to 12 months, or taxable monthly payments for the equivalent period in the event payment of the COBRA premiums would violate applicable law.

If Dr. Wong's employment is terminated during the 12 month period following a change in control either (1) by us without cause (and not due to Dr. Wong's death or disability) or (2) by Dr. Wong for good reason, then, subject to the preconditions described below, Dr. Wong will be entitled to receive the following payments and benefits: (i) continuing payments of his then-current base salary (or the level in effect before any reduction in base salary that constitutes good reason) for a period of 18 months; (ii) a lump sum cash payment equal to Dr. Wong's target annual non-equity incentive cash payment; (iii) reimbursement of premiums for coverage under COBRA, for Dr. Wong and his eligible dependents, if any, for up to 18 months, or taxable monthly payments for the equivalent period in the event payment of the COBRA premiums would violate applicable law; and (iv) accelerated vesting and exercisability of all outstanding equity awards.

The receipt of the severance payments and benefits described above is conditioned on Dr. Wong timely signing and not revoking a release of claims in a form acceptable to us, as well as remaining in compliance with all continuing obligations he owes to us, including those under the confidential information and inventions assignment agreement applicable to Dr. Wong.

William Ho

We entered into an employment letter agreement with Dr. Ho, our Chief Medical Officer, in July 2019. His employment letter agreement has no specific term and provides that Dr. Ho is an at-will employee. His employment letter agreement also provides that his initial annual base salary was $360,500 and that he was eligible for an annual target non-equity incentive cash payment opportunity equal to 30% of his annual base salary, based on the achievement of individual and corporate performance objectives; provided, however, that Dr. Ho's annual base salary automatically increased to $385,000 and his annual target non-equity incentive cash payment opportunity increased to 40% upon the closing of our initial public offering. In January 2024, our Compensation Committee approved an increase in Dr. Ho's annual base salary to $481,000 and in January 2025, our Compensation Committee approved an additional increase in Dr. Ho's annual base salary to $499,000.

Pursuant to the employment letter agreement with Dr. Ho, if Dr. Ho's employment is terminated (other than during the 12 month period following a "change in control") either (1) by us without "cause" (and not due to Dr. Ho's death or disability) or (2) by Dr. Ho for "good reason" (as such terms are defined in Dr. Ho's employment letter agreement), then, subject to the preconditions described below, Dr. Ho will be entitled to receive the following payments and benefits: (i) continuing payments of his then-current base salary (or the level in effect before any reduction in base salary that constitutes good reason) for a period of nine months and (ii) reimbursement of premiums for coverage under COBRA, for Dr. Ho and his eligible dependents, if any, for up to nine months, or taxable monthly payments for the equivalent period in the event payment of the COBRA premiums would violate applicable law.

If Dr. Ho's employment is terminated during the 12 month period following a change in control either (1) by us without cause (and not due to Dr. Ho's death or disability) or (2) by Dr. Ho for good reason, then, subject to the preconditions described below, Dr. Ho will be entitled to receive the following payments and benefits: (i) continuing payments of his then-current base salary (or the level in effect before any reduction in base salary that constitutes good reason) for a period of 12 months; (ii) a lump sum cash payment equal to Dr. Ho's target annual non-equity incentive cash payment; (iii) reimbursement of premiums for coverage under COBRA, for Dr. Ho and his eligible dependents, if any, for up to 12 months, or taxable monthly payments for the equivalent period in the event payment of the COBRA premiums would violate applicable law; and (iv) accelerated vesting and exercisability of all outstanding equity awards.

The receipt of the severance payments and benefits described above is conditioned on Dr. Ho timely signing and not revoking a release of claims in a form acceptable to us, as well as remaining in compliance with all continuing obligations he owes to us, including those under the confidential information and inventions assignment agreement applicable to Dr. Ho.

Rodney Young

We entered into an employment letter agreement with Mr. Young, our Chief Financial Officer, in November 2019. His employment letter agreement has no specific term and provides that Mr. Young is an at-will employee. His employment letter agreement also provides that his initial annual base salary was $385,000 and that he was eligible for an annual target non-equity incentive cash payment opportunity equal to 40% of his annual base salary, based on the achievement of individual and corporate performance objectives. In January 2024, our Compensation Committee approved an increase to Mr. Young's annual base salary to $478,000 and in January 2025, our Compensation Committee approved an additional increase in Mr. Young's annual base salary to $502,000.

Pursuant to the employment letter agreement with Mr. Young, if Mr. Young's employment is terminated (other than during the 12 month period following a "change in control") either (1) by us without "cause" (and not due to Mr. Young's death or disability) or (2) by Mr. Young for "good reason" (as such terms are defined in Mr. Young's employment letter agreement), then, subject to the preconditions described below, Mr. Young will be entitled to receive the following payments and benefits: (i) continuing payments of his then-current base salary (or the level in effect before any reduction in base salary that constitutes good reason) for a period of nine months and (ii) reimbursement of premiums for coverage under COBRA, for Mr. Young and his eligible dependents, if any, for up to nine months, or taxable monthly payments for the equivalent period in the event payment of the COBRA premiums would violate applicable law.

If Mr. Young's employment is terminated during the 12 month period following a change in control either (1) by us without cause (and not due to Mr. Young's death or disability) or (2) by Mr. Young for good reason, then, subject to the preconditions described below, Mr. Young will be entitled to receive the following payments and benefits: (i) continuing payments of his then-current base salary (or the level in effect before any reduction in base salary that constitutes good reason) for a period of 12 months; (ii) a lump sum cash payment equal to Mr. Young's target annual non-equity incentive cash payment; (iii) reimbursement of premiums for coverage under COBRA, for Mr. Young and his eligible dependents, if any, for up to 12 months, or taxable monthly payments for the equivalent period in the event payment of the COBRA premiums would violate applicable law; and (iii) accelerated vesting and exercisability of all outstanding equity awards.

The receipt of the severance payments and benefits described above is conditioned on Mr. Young timely signing and not revoking a release of claims in a form acceptable to us, as well as remaining in compliance with all continuing obligations he owes to us, including those under the confidential information and inventions assignment agreement applicable to Mr. Young.

Potential Payments upon Termination or Change in Control

Regardless of the manner in which a named executive officer's service terminates, each named executive officer is entitled to receive amounts earned during his or her term of service, including unpaid salary and unused vacation.

Dr. Wong, Dr. Ho and Mr. Young are eligible to receive potential termination or change in control payments pursuant to their employment letter agreements, as described in "—Executive Employment Arrangements" above.

Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information

From time to time, the Company grants stock options to its employees, including the named executive officers. Historically, the Company has granted new-hire option awards on or soon after a new hire's employment start date and annual refresh employee option grants in the first quarter of each fiscal year, which refresh grants are typically approved at the regularly scheduled meeting of the Compensation Committee occurring in such quarter. Also, non-employee directors receive automatic grants of initial and annual stock option awards, at the time of a director's initial appointment or election to the Board of Directors and at the time of each annual meeting of the Company's stockholders, as well as automatic grants of options elected in lieu of cash fees, pursuant to the 2024 non-employee director compensation policy (the "NED Compensation Policy"), as further described under the heading, "Director Compensation— Non-Employee Director Compensation Policy" below. Option grants are made on the regular, predetermined grant dates pursuant to the 2019 Plan and the NED Compensation Policy regardless of whether there is any material nonpublic information ("MNPI") about the Company on such dates, and such grant dates are not specifically timed in relation to the Company's disclosure of MNPI. The Company has not timed the release of MNPI for the purpose of affecting the value of executive compensation.

Other Elements of Compensation

Health, Welfare and Retirement Benefits

Our named executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life and short and long-term disability plans, in each case on the same basis as other employees, subject to applicable laws. We provide a 401(k) plan to our employees, including our named executive officers, as discussed in the section below titled "—401(k) Plan." We also provide vacation and other paid holidays to all employees, including our named executive officers. We do not provide a pension plan for our employees and none of our named executive officers participated in a nonqualified deferred compensation plan in 2019. We generally do not provide perquisites or other personal benefits to our named executive officers.

401(k) Plan

We maintain a 401(k) plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation up to certain Code limits, which are updated annually. We have the ability to make matching contributions or discretionary contributions to the 401(k) plan. Effective as of January 2023, we make 100% matching contributions or discretionary contributions to the 401(k) plan up to $5,000 per employee. The 401(k) plan is intended to be qualified under Section 401(a) of the Code, with the related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan are deductible by us when made, and contributions and earnings on those amounts are not generally taxable to the employees until withdrawn or distributed from the 401(k) plan.

Clawback Policy

The SEC previously adopted final rules implementing the incentive-based compensation recovery provisions of the Dodd-Frank Act, and, subsequently, Nasdaq adopted listing standards consistent with the SEC rules. In compliance with those standards, we previously adopted an incentive compensation recoupment policy, or "clawback" policy, which applies to our executive officers, within the meaning of Section 10D of the Exchange Act and Rule 10D-1 promulgated thereunder, who were employed by the Company or a subsidiary of the Company during the applicable recovery period. Under the policy, in the event that the financial results upon which a cash or equity-based incentive award was predicated become the subject of a financial restatement that is required because of material non-compliance with financial reporting requirements, the Compensation Committee will conduct a review of awards covered by the policy and recoup any erroneously awarded incentive-based compensation to ensure that the ultimate payout gives retroactive effect to the financial results as restated. The policy covers any cash or equity-based incentive compensation award that was paid, earned or granted to a covered officer during the last completed three fiscal years immediately preceding the date on which the Company is required to prepare the accounting restatement.

Equity Compensation Plan Information Table

The following table shows certain information with respect to all of our equity compensation plans in effect as of December 31, 2024.

Plan Category	Number of securities to be issued upon exercise of outstanding stock options (a)	Weighted-average exercise price of outstanding stock options (b)[(1)]	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders	5,005,320	$ 20.94	3,981,312[(2)]
Equity compensation plans not approved by stockholders	—	—	—
Total	5,005,320	$ 20.94	3,981,312[(2)]

(1) The weighted-average exercise price of outstanding stock options does not reflect the Repricing given the one-year holding period. After giving effect to the Repricing, the weighted-average exercise price of outstanding stock options would be $3.63.

(2) As of December 31, 2024, 3,489,005 shares of common stock remained available for future issuance under the 2019 Plan, and 492,307 shares of common stock remained available for future issuance under the ESPP. The number of shares remaining available for future issuance under the 2019 Plan automatically increases on January 1 each year, through and including January 1, 2029, in an amount equal to 4% of the total number of shares of our capital stock outstanding on the last day of the preceding fiscal year, or a lesser number of shares as determined by the Board of Directors. On January 1, 2025, the number of shares available for issuance under the 2019 Plan automatically increased by 5,280,273 shares. The number of shares remaining available for future issuance under the ESPP automatically increases on January 1 of each year through and including January 1, 2029, in an amount equal to the lesser of (i) 1% of the total number of shares of common stock outstanding on such December 31, (ii) 240,336 shares of common stock or (iii) a lesser number of shares as determined by the Board of Directors prior to the beginning of each year. On January 1, 2025, the number of shares available for issuance under the ESPP automatically increased by 240,336 shares.

DIRECTOR COMPENSATION

The following table shows for the year ended December 31, 2024 certain information with respect to the compensation of our non-employee directors:

Director Compensation for the year ended December 31, 2024

Name	Fees Earned or Paid in Cash	Option Awards(1)(2)	All Other Compensation	Total
William Rieflin(3)(4)	$ 90,000	$ 142,419	$ —	$ 232,419
Michael Giordano, M.D.	59,000	$ 142,419	—	201,419
Mary Ann Gray, Ph.D.(3)	65,000	$ 142,419	—	207,419
Linda Kozick	49,500	$ 142,419	—	191,919
Wendye Robbins, M.D.(3)	52,500	$ 142,419	—	194,919
Lori Lyons-Williams	51,875	$ 142,419	—	194,294

(1) Represents the aggregate grant date fair value of stock options granted to our non-employee directors during 2024, computed in accordance with ASC Topic 718. Assumptions used in the calculation of these amounts are included in the notes to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2024. These amounts do not necessarily correspond to the actual value recognized or that may be recognized by the non-employee directors (who, for the avoidance of doubt, were not eligible to participate in the Repricing (as described above)).

(2) The aggregate number of shares underlying all options held by our non-employee directors as of December 31, 2024 are set forth in the table below. As of December 31, 2024, none of our non-employee directors held unvested stock awards other than options.

Name	Number of Shares Underlying Option Awards
William Rieflin	127,199
Michael Giordano, M.D.	89,130
Mary Ann Gray, Ph.D.	120,155
Linda Kozick	116,595
Wendye Robbins, M.D.	124,774
Lori Lyons-Williams	82,230

(3) In accordance with our non-employee director compensation policy, Mr. Rieflin, Dr. Gray and Dr. Robbins elected to receive all of their annual cash compensation in the form of stock options. See "—Non-Employee Director Compensation Policy" below for additional information.

(4) Effective January 3, 2025, Mr. Rieflin resigned from the Board of Directors.

The table above does not include Dr. Wong because he does not receive additional compensation for services provided as a director. See "Executive Compensation" in this proxy statement for additional information on Dr. Wong's compensation.

Non-Employee Director Compensation Policy

We have adopted the NED Compensation Policy, pursuant to which our non-employee directors are eligible to receive compensation for service on our Board of Directors and committees of our Board of Directors. In 2024, pursuant to the NED Compensation Policy, each non-employee director received an annual cash retainer of $40,000 for serving on the Board of Directors while the chair of the Board of Directors received a cash retainer of $30,000 in addition to the annual retainer received by other non-employee directors for serving in that role.

The chair and members of the three committees of our Board of Directors were entitled to the following additional annual cash retainers under the NED Compensation Policy:

Board of Directors Committee	Chair Fee	Member Fee
Audit Committee	$ 25,000	$ 12,500
Compensation Committee	15,000	7,500
Nominating and Corporate Governance Committee	10,000	5,000

All annual cash compensation amounts are payable in equal quarterly installments no later than 30 days following the end of each fiscal quarter in which the service occurred, pro-rated based on the days remaining in the calendar quarter. In addition, each non-employee director may elect to receive all of the annual cash compensation that such non-employee director is eligible to earn, as set forth above, in the form of stock options granted pursuant to our 2019 Plan. Such stock options will automatically be granted on the last business day in March of such fiscal year. Any such award will vest as follows: (i) 25% will vest on the last day of the first fiscal quarter during such fiscal year and (ii) 25% will vest on the last day of each subsequent fiscal quarter during such fiscal year, provided that the non-employee director is in service on the first day of the fiscal quarter of the applicable scheduled vesting date. In accordance with such elections in 2024, our non-employee directors were granted the following option awards:

	Option awards				
Name	**Grant date**	**Number of options granted**	**Grant date fair value ($)**	**Option exercise price ($)**	**Option expiration date**
William Rieflin	03/28/2024	11,871	90,000	8.98	03/27/2034
Mary Ann Gray, Ph.D.	03/28/2024	8,574	65,000	8.98	03/27/2034
Wendye Robbins, M.D.	03/28/2024	6,925	52,500	8.98	03/27/2034

Under the NED Compensation Policy, newly appointed non-employee directors will receive a one-time initial award of a stock option under our 2019 Plan with a grant date fair value of $400,000, determined based on the average stock price over the 30 calendar days immediately preceding the grant date. Each initial grant will vest in a series of three successive equal annual installments over the three-year period measured from the date of grant, subject to the non-employee director's continuous service through each applicable vesting date. Thereafter, each non-employee director receives an annual award of a stock option to purchase shares on the date of each Annual Meeting of Stockholders with a grant date fair value of $200,000, determined based on the average stock price over the 30 consecutive days immediately preceding the grant date. Pursuant to the NED Compensation Policy, each annual grant will vest in equal installments on each monthly anniversary of the vesting commencement date, subject to the non-employee director's continuous service through each vesting date. In addition, in the event of a change in control (as defined in the 2019 Plan) of the Company, the shares underlying such grants will vest and become exercisable immediately prior to the effectiveness of such change in control.

The exercise price per share of each stock option granted under the non-employee director compensation policy will be equal to 100% of the fair market value of a share of the underlying common stock on the date of grant. Each stock option will have a term of ten years from the date of grant, subject to earlier termination in connection with a termination of the non-employee director's continuous service with us or a corporate transaction, each as provided under the 2019 Plan.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company. For information on our executive compensation program and the Compensation Committee's approach, refer to the above "Narrative to Summary Compensation Table" and "Outstanding Equity Awards at December 31, 2024".

Year(1)	Summary Compensation Table Total for PEO(2)	Compensation Actually Paid to PEO(3)	Average Summary Compensation Table Total for Non-PEO NEOs(4)	Average Compensation Actually Paid to Non-PEO NEOs(5)	Value of Initial Fixed $100 Investment Based On Total Shareholder Return(6)	Net Loss (Millions) (7)
2024	$ 6,979,539	$ (4,583,490)	$ 2,502,258	$ (604,190)	$ 7.98	$ (129.9)
2023	$ 6,591,617	$ 6,129,349	$ 2,039,576	$ 1,901,921	$ 125.51	$ (116.8)

(1) For each of the two years presented in the above table, Brian Wong was our Principal Executive Officer, or PEO, and our non-PEO named executive officers, or the Non-PEO NEOs, were William Ho and Rodney Young.

(2) The dollar amounts reported in this column are the amounts of total compensation reported for our PEO for each corresponding year in the "Total" column of the Summary Compensation Table. Refer to "Executive Compensation — Summary Compensation Table."

(3) The dollar amounts reported in this column represent the amount of "compensation actually paid" to the PEO, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to the PEO during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to the PEO's total compensation for each year to determine the compensation actually paid:

Year	Reported Summary Compensation Table Total for PEO	Reported Value of Equity Awards(a)	Equity Award Adjustments(b)	Compensation Actually Paid to PEO
2024	$ 6,979,539	$ 5,927,297	$ (5,635,733)	$ (4,583,491)
2023	$ 6,591,617	$ 5,730,375	$ 5,268,107	$ 6,129,349

(a) The grant date fair value of equity awards represents the total of the amounts reported in the "Option Awards" columns in the Summary Compensation Table for the applicable year.

(b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The

valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year End Fair Value of Equity Awards Granted in the Year	Changes in Fair Value from End of Prior Year to End of Covered Year of Equity Awards Granted in Prior Years	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Change in Fair Value on the Vesting Date of Equity Awards Granted in Prior Years' that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Dollar Value of Dividends or other Earnings Paid during the Year on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2024	$ 279,848	$ (3,832,011)	$ 282,153	$ (2,365,723)	$ —	$ —	$ (5,635,733)
2023	$ 3,649,665	$ 709,356	$ 896,452	$ 12,634	$ —	$ —	$ 5,268,107

(4) The dollar amounts reported in this column represent the average of the amounts reported for the Company's Non-PEO NEOs as a group in the "Total" column of the Summary Compensation Table in each applicable year.

(5) The dollar amounts reported in this column represent the average amount of "compensation actually paid" to our Non-PEO NEOs as a group, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the Non-PEO NEOs as a group during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the Non-PEO NEOs as a group for each year to determine the compensation actually paid, using the same methodology described above in Note 3:

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs	Average Reported Value of Equity Awards	Average Equity Award Adjustments(a)	Average Compensation Actually Paid to Non-PEO NEOs
2024	$ 2,502,258	$ 1,789,465	$ (1,316,983)	$ (604,190)
2023	$ 2,039,576	$ 1,421,133	$ 1,283,478	$ 1,901,921

(a) The amounts deducted or added in calculating the total average equity award adjustments are as follows:

Year	Average Fair Value of Current Year Equity Awards at Year End	Average Change in Fair Value of Prior Years' Equity Awards/ Unvested at Year End	Average Fair Value as of Vesting Date of Current Year Equity Awards	Average Change in Fair Value of Prior Years' Equity Awards that Vested in the Year	Average Fair Value at the End of the Prior Year of Prior Year Equity Awards that Failed to Meet Vesting Conditions in the Year	Average Dollar Value of Dividends or other Earnings Paid during the Year on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Average Total Equity Award Adjustments
2024	$ 83,954	$ (886,020)	$ 84,644	$ (599,561)	$ —	$ —	$ (1,316,983)
2023	$ 905,120	$ 159,922	$ 222,316	$ (3,880)	$ —	$ —	$ 1,283,478

(6) The Total Shareholder Return is determined based on the value of an initial fixed investment of $100 and is calculated in accordance with Item 201(e) of Regulation S-K over the measurement periods beginning on December 31, 2022 and ending on December 31 of 2023 and 2024, respectively.

(7) The dollar amounts reported represent the amount of net income (loss) reflected in the Company's audited financial statements for the applicable year.

Analysis of the Information Presented in the Pay versus Performance Table

In accordance with Item 402(v) of Regulation S-K, we are providing the following descriptions of the relationships between information presented in the Pay Versus Performance table above. As noted above, compensation actually paid for purposes of the tabular disclosure and the following graphs was calculated in accordance with SEC rules and does not reflect the amount of compensation earned by or actually paid to our NEOs during the applicable years.

Compensation Actually Paid and Cumulative TSR

The following graph sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our Non-PEO NEOs, and the Company's cumulative TSR over the two most recently completed fiscal years.


Rapt Therapeutics Inc CAP vs TSR
Compensation Actually Paid ($M)
$8.00
$6.00
$4.00
$2.00
$0.00
($2.00)
($4.00)
($6.00)
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
Value of $100 Investment from 12/31/2022
FY 2023
FY 2024
PEO CAP ($M) - Wong Brian R.
Avg NEO CAP ($M)
RAPT TSR

Compensation Actually Paid and Net Income (Loss)

The following graph sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our Non-PEO NEOs, and the Company's net income (loss) over the two most recently completed fiscal years.


Rapt Therapeutics Inc CAP vs Net Loss
Compensation Actually Paid ($M)
$8.00
$6.00
$4.00
$2.00
$0.00
($2.00)
($4.00)
($6.00)
($110.00)
($115.00)
($120.00)
($125.00)
($130.00)
Net Loss ($M)
FY 2023
FY 2024
PEO CAP ($M) - Wong Brian R.
Avg NEO CAP ($M)
Net Loss ($M)

All information provided above under the "Pay Versus Performance" heading will not be deemed to be incorporated by reference into any filing of the Company under the Securities Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent the Company specifically incorporates such information by reference.

TRANSACTIONS WITH RELATED PERSONS AND INDEMNIFICATION

The following is a summary of transactions since January 1, 2023, to which we have been a participant in which the amount involved exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any of our directors, executive officers or holders of more than 5% of our capital stock or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements which are described in the sections titled "Executive Compensation" and "Director Compensation."

Related-Person Transactions & SEC Compliance Policy

We have adopted a written Related-Person Transactions & SEC Compliance Policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of "related-person transactions." For purposes of our policy only, a "related-person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any "related person" are, were or will be participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person are not covered by this policy. A related person is any executive officer, director or holder of 5% or more of our capital stock, including any of their immediate family members, and any entity owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to the Audit Committee (or, where Audit Committee approval would be inappropriate, to another independent body of the Board of Directors) for consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether any alternative transactions were available. To identify related-person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related-person transactions, the Audit Committee takes into account the relevant available facts and circumstances including, but not limited to (a) the risks, costs and benefits to us, (b) the impact on a director's independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated, (c) the terms of the transaction, (d) the availability of other sources for comparable services or products and (e) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally. In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval. The policy requires that, in determining whether to approve, ratify or reject a related-person transaction, the Audit Committee consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, the best interests of us and our stockholders, as the Audit Committee determines in the good faith exercise of its discretion.

Certain Transactions With or Involving Related Persons

2024 Private Placement

In December 2024, we entered into a securities purchase agreement with certain accredited investors pursuant to which we issued an aggregate of 100,000,000 shares of common stock, at a price per share of $0.85, and pre-funded warrants to purchase up to 76,452,000 shares of common stock, at a price per pre-funded warrant of $0.8499, for gross proceeds of approximately $150 million. Certain of our five percent or greater stockholders, Redmile Group, LLC ("Redmile") and Perceptive Advisors LLC ("Perceptive"), participated in the private placement. Entities affiliated with Redmile purchased an aggregate of 5,984,544 shares of common stock and 11,659,456 pre-funded warrants for an aggregate purchase price of $14,996,234. Perceptive purchased an aggregate of 5,880,000 shares of common stock for an aggregate purchase price of $4,998,000. The pre-funded warrants have an exercise price of $0.0001 per share.

Indemnification Agreements

We have entered into separate indemnification agreements with our directors and officers in addition to the indemnification provided for in our Bylaws. These indemnification agreements provide, among other things, that we will indemnify our directors and officers for certain expenses, including damages, judgments, fines, penalties, settlements, costs and attorneys' fees and disbursements, incurred by a director or officer in any claim, action or proceeding arising in his or her capacity as a director or officer of the Company or in connection with service at our request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that a director or officer makes a claim for indemnification.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (*e.g.*, brokers) to satisfy the delivery requirements for Notices of Internet Availability of Proxy Materials or other Annual Meeting materials with respect to two or more stockholders sharing the same address by delivering a single Notice of Internet Availability of Proxy Materials or other Annual Meeting materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are RAPT stockholders will be "householding" our proxy materials. A single Notice of Internet Availability of Proxy Materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate Notice of Internet Availability of Proxy Materials, please notify your broker, notify our Secretary at 1-800-690-6903 or send a written request to: Secretary at RAPT, 561 Eccles Avenue, South San Francisco, California 94080. Stockholders who currently receive multiple copies of the Notices of Internet Availability of Proxy Materials at their addresses and would like to request "householding" of their communications should contact their brokers.

OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors,

/s/ Brian Wong, M.D., Ph.D.
Brian Wong, M.D., Ph.D.
President and Chief Executive Officer

April 14, 2025

A copy of our Annual Report on Form 10-K for the year ended December 31, 2024 is available without charge upon written request to: Secretary, RAPT Therapeutics, Inc., 561 Eccles Avenue, South San Francisco, California 94080.

[THIS PAGE INTENTIONALLY LEFT BLANK]

APPENDIX A
FORM OF CERTIFICATE OF AMENDMENT OF THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF RAPT THERAPEUTICS, INC.

RAPT Therapeutics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies that:

First: The name of the Company is RAPT Therapeutics, Inc. (the "***Company***").

Second: The date of filing of the original Certificate of Incorporation of this Company with the Secretary of State of the State of Delaware was March 4, 2015 under the name FLX Bio, Inc. and the date of filing of the Amended and Restated Certificate of Incorporation of the Company with the Secretary of State of the State of Delaware was November 4, 2019.

Third: Paragraph A of Article IV of the Company's Amended and Restated Certificate of Incorporation be, and it hereby is, amended and restated to read in its entirety as follows:

"A. This Company is authorized to issue two classes of stock to be designated, respectively, "***Common Stock***" and "***Preferred Stock***." The total number of shares which the Company is authorized to issue is 550,000,000 shares. 500,000,000 shares shall be Common Stock, each having a par value of $0.0001. 50,000,000 shares shall be Preferred Stock, each having a par value of $0.0001.

Effective as of the effective time of 11:59 p.m., Eastern Time, on [***DATE***] (the "***Effective Time***"), each eight (8) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the Company or the respective holders thereof, be combined into one (1) share of Common Stock without increasing or decreasing the par value of each share of Common Stock (the "***Reverse Stock Split***"); provided, however, that the Company shall issue no fractional shares of Common Stock as a result of the actions set forth herein but shall instead pay to the holder of such fractional share of Common Stock a sum in cash equal to such fraction multiplied by the closing sales price of the Common Stock as reported on The Nasdaq Global Market (or such other principal market upon which its Common Stock is listed) immediately preceding the Effective Time (with such closing sales price being adjusted to give effect to the Reverse Stock Split), such amount rounded to the nearest whole cent. The Reverse Stock Split shall be effected on a record holder-by-record holder basis, such that any fractional shares of post-Reverse Stock Split Common Stock resulting from the Reverse Stock Split and held by a single record holder shall be aggregated."

Fourth: The foregoing amendment was submitted to the stockholders of the Company for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

In Witness Whereof, **RAPT Therapeutics, Inc.** has caused this Certificate of Amendment to be signed by its Chief Executive Officer on this __ day of _____, 202__.

RAPT THERAPEUTICS, INC.
By: ___________________________
Brian Wong, M.D., Ph.D.
President and Chief Executive Officer

[THIS PAGE INTENTIONALLY LEFT BLANK]

APPENDIX B
RAPT THERAPEUTICS, INC.
2025 EQUITY INCENTIVE PLAN

ADOPTED BY THE BOARD OF DIRECTORS: MARCH 25, 2025
APPROVED BY THE STOCKHOLDERS: _________, 2025
EFFECTIVE DATE: ________, 2025

1. GENERAL.

(a) Successor to and Continuation of Prior Plan. The Plan is intended as the successor to and continuation of the Company's 2019 Equity Incentive Plan (the "Prior Plan"). From and after 12:01 a.m. Pacific time on the Effective Date, no additional awards will be granted under the Prior Plan. All Awards granted on or after 12:01 a.m. Pacific Time on the Effective Date will be granted under this Plan. All awards granted under the Prior Plan will remain subject to the terms of the Prior Plan.

(i) Any shares that would otherwise remain available for future grants under the Prior Plan as of 12:01 a.m. Pacific Time on the Effective Date (the "***Prior Plan's Available Reserve***") will cease to be available under the Prior Plan at such time. Instead, that number of shares of Common Stock equal to the Prior Plan's Available Reserve will be added to the Share Reserve (as further described in Section 3(a) below) and will be immediately available for grants and issuance pursuant to Stock Awards hereunder, up to the maximum number set forth in Section 3(a) below.

(ii) In addition, from and after 12:01 a.m. Pacific time on the Effective Date, any shares subject, at such time, to outstanding stock awards granted under the Prior Plan or the Company's 2015 Stock Plan that (i) expire or terminate for any reason prior to exercise or settlement; (ii) are forfeited because of the failure to meet a contingency or condition required to vest such shares or otherwise return to the Company; or (iii) are reacquired, withheld (or not issued) to satisfy a tax withholding obligation in connection with an award or to satisfy the purchase price or exercise price of a stock award (such shares the "***Returning Shares***") will immediately be added to the Share Reserve (as further described in Section 3(a) below) as and when such shares become Returning Shares, up to the maximum number set forth in Section 3(a) below.

(b) Eligible Award Recipients. Employees, Directors and Consultants are eligible to receive Awards.

(c) Available Awards. The Plan provides for the grant of the following Awards: (i) Incentive Stock Options, (ii) Nonstatutory Stock Options, (iii) Stock Appreciation Rights, (iv) Restricted Stock Awards, (v) Restricted Stock Unit Awards, (vi) Performance Stock Awards, (vii) Performance Cash Awards, and (viii) Other Stock Awards.

(d) Purpose. The Plan, through the grant of Awards, is intended to help the Company secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate, and provide a means by which the eligible recipients may benefit from increases in value of the Common Stock.

2. ADMINISTRATION.

(a) Administration by Board. The Board will administer the Plan. The Board may delegate administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b) Powers of Board. The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine: (A) who will be granted Awards; (B) when and how each Award will be granted; (C) what type of Award will be granted; (D) the provisions of each Award (which need not be identical), including when a person will be permitted to exercise or otherwise receive cash or Common Stock under the Award; (E) the number of shares of Common Stock subject to, or the cash value of, an Award; and (F) the Fair Market Value applicable to a Stock Award.

(ii) To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for administration of the Plan and Awards. The Board, in the exercise of these powers, may correct any defect, omission or inconsistency in the Plan or in any Award Agreement or in the written terms of a Performance Cash Award, in a manner and to the extent it will deem necessary or expedient to make the Plan or Award fully effective.

(iii) To settle all controversies regarding the Plan and Awards granted under it.

(iv) To accelerate, in whole or in part, the time at which an Award may be exercised or vest (or the time at which cash or shares of Common Stock may be issued in settlement thereof).

(v) To suspend or terminate the Plan at any time. Except as otherwise provided in the Plan or an Award Agreement, suspension or termination of the Plan will not materially impair a Participant's rights under the Participant's then-outstanding Award without the Participant's written consent, except as provided in subsection (viii) below.

(vi) To amend the Plan in any respect the Board deems necessary or advisable, including, without limitation, by adopting amendments relating to Incentive Stock Options and certain nonqualified deferred compensation under Section 409A of the Code and/or bringing the Plan or Awards granted under the Plan into compliance with the requirements for Incentive Stock Options or ensuring that they are exempt from, or compliant with, the requirements for nonqualified deferred compensation under Section 409A of the Code, subject to the limitations, if any, of applicable law. If required by applicable law or listing requirements, and except as provided in Section 9(a) relating to Capitalization Adjustments, the Company will seek stockholder approval of any amendment of the Plan that (A) materially increases the number of shares of Common Stock available for issuance under the Plan, (B) materially expands the class of individuals eligible to receive Awards under the Plan, (C) materially increases the benefits accruing to Participants under the Plan, (D) materially reduces the price at which shares of Common Stock may be issued or purchased under the Plan, (E) materially extends the term of the Plan, or (F) materially expands the types of Awards available for issuance under the Plan. Except as otherwise provided in the Plan or an Award Agreement, no amendment of the Plan will materially impair a Participant's rights under an outstanding Award without the Participant's written consent.

(vii) To submit any amendment to the Plan for stockholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of (A) Section 422 of the Code regarding "incentive stock options" or (B) Rule 16b-3.

(viii) To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; *provided, however,* that a Participant's rights under any Award will not be impaired by any such amendment unless (A) the Company requests the consent of the affected Participant, and (B) such Participant consents in writing. Notwithstanding the foregoing, (1) a Participant's rights will not be deemed to have been impaired by any such amendment if the Board, in its sole discretion, determines that the amendment, taken as a whole, does not materially impair the Participant's rights, and (2) subject to the limitations of applicable law, if any, the Board may amend the terms of any one or more Awards without the affected Participant's consent (A) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (B) to change the terms of an Incentive Stock Option, if such change results in impairment of the Award solely because it impairs the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (C) to clarify the manner of exemption from, or to bring the Award into compliance with, Section 409A of the Code; or (D) to comply with other applicable laws or listing requirements.

(ix) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.

(x) To adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Employees, Directors or Consultants who are foreign nationals or employed outside the United States (provided that Board approval will not be necessary for immaterial modifications to the Plan or any Award Agreement that are required for compliance with the laws of the relevant foreign jurisdiction).

(xi) To effect, with the consent of any adversely affected Participant, (A) the reduction of the exercise, purchase or strike price of any outstanding Stock Award; (B) the cancellation of any outstanding Stock Award and the grant in substitution therefor of a new (1) Option or SAR, (2) Restricted Stock Award, (3) Restricted Stock Unit Award, (4) Other Stock Award, (5) cash and/or (6) other valuable consideration determined by the Board, in its sole discretion, with any such substituted award (x) covering the same or a different number of shares of Common Stock as the cancelled Stock Award and (y) granted under the Plan or another equity or compensatory plan of the Company; or (C) any other action that is treated as a repricing under generally accepted accounting principles.

(c) Delegation to Committee.

(i) General. The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be construed as being to the Committee or subcommittee, as applicable). Any delegation of administrative powers will be reflected in resolutions, not inconsistent with the provisions of the Plan, adopted from time to time by the Board or Committee (as applicable). The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(ii) Rule 16b-3 Compliance. The Committee may consist solely of two or more Non-Employee Directors in accordance with Rule 16b-3.

(d) Delegation to an Officer. The Board may delegate to one (1) or more Officers the authority to do one or both of the following (i) designate Employees who are not Officers to be recipients of Options and SARs (and, to the extent permitted by applicable law, other Stock Awards) and, to the extent permitted by applicable law, the terms of such Awards, and (ii) determine the number of shares of Common Stock to be subject to such Stock Awards granted to such Employees; *provided, however*, that the Board resolutions regarding such delegation will specify the total number of shares of Common Stock that may be subject to the Stock Awards granted by such Officer and that such Officer may not grant a Stock Award to himself or herself. Any such Stock Awards will be granted on the form of Stock Award Agreement most recently approved for use by the Committee or the Board, unless otherwise provided in the resolutions approving the delegation authority. The Board may not delegate authority to an Officer who is acting solely in the capacity of an Officer (and not also as a Director) to determine the Fair Market Value pursuant to Section 13(w)(iii) below.

(e) Effect of Board's Decision. All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

3. SHARES SUBJECT TO THE PLAN.

(a) Share Reserve. Subject to Section 9(a) relating to Capitalization Adjustments, and the following sentence regarding the annual increase, the aggregate number of shares of Common Stock that may be issued pursuant to Stock Awards will not exceed 35,273,658 shares (the "***Share Reserve***"), which number is the sum of (i) 21,500,000 new shares, plus (ii) the number of shares subject to the Prior Plan's Available Reserve as of the Effective Date, *plus* (iii) the number of shares that are Returning Shares, as such shares become available from time to time.

In addition, the Share Reserve will automatically increase on January 1st of each year, for a period of not more than five years, commencing on January 1st of the year following the year in which the Effective Date occurs and ending on (and including) January 1, 2030, in an amount equal to 5% of the total number of shares of Common Stock *plus* the total number of shares of the Company's Common Stock subject to Pre-Funded Warrants (if any), in each case outstanding on the immediately preceding December 31st (rounded down to the nearest whole share). Notwithstanding the foregoing, the Board may act prior to January 1st of a given year to provide that there will be no January 1st increase in the Share Reserve for such year or that the increase in the Share Reserve for such year will be a lesser number of shares of Common Stock than would otherwise occur pursuant to the preceding sentence.

For clarity, the Share Reserve in this Section 3(a) is a limitation on the number of shares of Common Stock that may be issued pursuant to the Plan. Accordingly, this Section 3(a) does not limit the granting of Stock Awards except as provided in Section 7(a). Shares may be issued in connection with a merger or acquisition as permitted by NASDAQ Listing Rule 5635(c) or, if applicable, NYSE Listed Company Manual Section 303A.08, AMEX Company Guide Section 711 or other applicable rule, and such issuance will not reduce the number of shares available for issuance under the Plan.

(b) Reversion of Shares to the Share Reserve. If a Stock Award or any portion thereof (i) expires or otherwise terminates without all of the shares covered by such Stock Award having been issued or (ii) is settled in cash (*i.e.*, the Participant receives cash rather than stock), such expiration, termination or settlement will not reduce (or otherwise offset) the number of shares of Common Stock that may be available for issuance under the Plan. If any shares of Common Stock issued pursuant to a Stock Award are forfeited back to or repurchased by the Company because of the failure to meet a contingency or condition required to vest such shares in the Participant, then the shares that are forfeited or repurchased will revert to and again become available for issuance under the Plan. Any shares reacquired by the Company in satisfaction of tax withholding obligations on a Stock Award or as consideration for the exercise or purchase price of a Stock Award will again become available for issuance under the Plan.

(c) Incentive Stock Option Limit. Subject to the provisions of Section 9(a) relating to Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options will be 105,820,974 shares.

(d) Limitation on Grants to Non-Employee Directors. The maximum number of shares of Common Stock subject to Stock Awards granted under the Plan or otherwise during any one calendar year to any Non-Employee Director, taken together with any cash fees paid by the Company to such Non-Employee Director during such calendar year for service on the Board, will not exceed $750,000 in total value (calculating the value of any such Stock Awards based on the grant date fair value of such Stock Awards for financial reporting purposes), or, with respect to the calendar year in which a Non-Employee Director is first appointed or elected to the Board, $1,000,000.

(e) Source of Shares. The stock issuable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise.

4. ELIGIBILITY.

(a) Eligibility for Specific Stock Awards. Incentive Stock Options may be granted only to employees of the Company or a "parent corporation" or "subsidiary corporation" thereof (as such terms are defined in Sections 424(e) and 424(f) of the Code). Stock Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants; *provided, however*, that Stock Awards may not be granted to Employees, Directors and Consultants who are providing Continuous Service only to any "parent" of the Company, as such term is defined in Rule 405 of the Securities Act, unless (i) the stock underlying such Stock Awards is treated as "service recipient stock" under Section 409A of the Code (for example, because the Stock Awards are granted pursuant to a corporate transaction such as a spin off transaction), (ii) the Company, in consultation with its legal counsel, has determined that such Stock Awards are otherwise exempt from Section 409A of the Code, or (iii) the Company, in consultation with its legal counsel, has determined that such Stock Awards comply with the distribution requirements of Section 409A of the Code.

(b) Ten Percent Stockholders. A Ten Percent Stockholder will not be granted an Incentive Stock Option unless the exercise price of such Option is at least 110% of the Fair Market Value on the date of grant and the Option is not exercisable after the expiration of five years from the date of grant.

5. PROVISIONS RELATING TO OPTIONS AND STOCK APPRECIATION RIGHTS.

Each Option or SAR will be in such form and will contain such terms and conditions as the Board deems appropriate. All Options will be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for shares of Common Stock purchased on exercise of each type of Option. If an Option is not specifically designated as an Incentive Stock Option, or if an Option is designated as an Incentive Stock Option but some portion or all of the Option fails to qualify as an Incentive Stock Option under the applicable rules, then the Option (or portion thereof) will be a Nonstatutory Stock Option. The provisions of separate Options or SARs need not be identical; *provided, however*, that each Award Agreement will conform to (through incorporation of provisions hereof by reference in the applicable Award Agreement or otherwise) the substance of each of the following provisions:

(a) Term. Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of ten years from the date of its grant or such shorter period specified in the Award Agreement.

(b) Exercise Price. Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, the exercise or strike price of each Option or SAR will be not less than 100% of the Fair Market Value of the Common Stock subject to the Option or SAR on the date the Award is granted. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike price lower than 100% of the Fair Market Value of the Common Stock subject to the Award if such Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Corporate Transaction and in a manner consistent with the provisions of Section 409A of the Code and, if applicable, Section 424(a) of the Code. Each SAR will be denominated in shares of Common Stock equivalents.

(c) Purchase Price for Options. The purchase price of Common Stock acquired pursuant to the exercise of an Option may be paid, to the extent permitted by applicable law and as determined by the Board in its sole discretion, by any combination of the methods of payment set forth below. The Board will have the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to use a particular method of payment. The permitted methods of payment are as follows:

(i) by cash, check, bank draft or money order payable to the Company;

(ii) pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds;

(iii) by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock;

(iv) if an Option is a Nonstatutory Stock Option, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; *provided, however*, that the Company will accept a cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued. Shares of Common Stock will no longer be subject to an Option and will not be exercisable thereafter to the extent that (A) shares issuable upon exercise are used to pay the exercise price pursuant to the “net exercise,” (B) shares are delivered to the Participant as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations; or

(v) in any other form of legal consideration that may be acceptable to the Board and specified in the applicable Award Agreement.

(d) Exercise and Payment of a SAR. To exercise any outstanding SAR, the Participant must provide written notice of exercise to the Company in compliance with the provisions of the Stock Appreciation Right Agreement evidencing such SAR. The appreciation distribution payable on the exercise of a SAR will be not greater than an amount equal to the excess of (A) the aggregate Fair Market Value (on the date of the exercise of the SAR) of a number of shares of Common Stock equal to the number of Common Stock equivalents in which the Participant is vested under such SAR, and with respect to which the Participant is exercising the SAR on such date, over (B) the aggregate strike price of the number of Common Stock equivalents with respect to which the Participant is exercising the SAR on such date. The appreciation distribution may be paid in Common Stock, in cash, in any combination of the two or in any other form of consideration, as determined by the Board and contained in the Award Agreement evidencing such SAR.

(e) Transferability of Options and SARs. The Board may, in its sole discretion, impose such limitations on the transferability of Options and SARs as the Board will determine. In the absence of such a determination by the Board to the contrary, the following restrictions on the transferability of Options and SARs will apply:

(i) Restrictions on Transfer. An Option or SAR will not be transferable except by will or by the laws of descent and distribution (or pursuant to subsections (ii) and (iii) below), and will be exercisable during the lifetime of the Participant only by the Participant. The Board may permit transfer of the Option or SAR in a manner that is not prohibited by applicable tax and securities laws. Except as explicitly provided in the Plan, neither an Option nor a SAR may be transferred for consideration.

(ii) Domestic Relations Orders. Subject to the approval of the Board or a duly authorized Officer, an Option or SAR may be transferred pursuant to the terms of a domestic relations order, official marital settlement agreement or other divorce or separation instrument as permitted by Treasury Regulations Section 1.421-1(b)(2). If an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer.

(iii) Beneficiary Designation. Subject to the approval of the Board or a duly authorized Officer, a Participant may, by delivering written notice to the Company, in a form approved by the Company (or the designated broker), designate a third party who, on the death of the Participant, will thereafter be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. In the absence of such a designation, upon the death of the Participant, the executor or administrator of the Participant’s estate will be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. However, the Company may prohibit designation of a beneficiary at any time, including due to any conclusion by the Company that such designation would be inconsistent with the provisions of applicable laws.

(f) Vesting Generally. The total number of shares of Common Stock subject to an Option or SAR may vest and become exercisable in periodic installments that may or may not be equal. The Option or SAR may be subject to such other terms and conditions on the time or times when it may or may not be exercised (which may be based on the satisfaction of Performance Goals or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options or SARs may vary. The provisions of this Section 5(f) are subject to any Option or SAR provisions governing the minimum number of shares of Common Stock as to which an Option or SAR may be exercised.

(g) Termination of Continuous Service. Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company, if a Participant's Continuous Service terminates (other than for Cause and other than upon the Participant's death or Disability), the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Award as of the date of termination of Continuous Service) within the period of time ending on the earlier of (i) the date that is 90 days following the termination of the Participant's Continuous Service (or such longer or shorter period specified in the applicable Award Agreement), and (ii) the expiration of the term of the Option or SAR as set forth in the Award Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR (as applicable) within the applicable time frame, the Option or SAR will terminate.

(h) Extension of Termination Date. If the exercise of an Option or SAR following the termination of the Participant's Continuous Service (other than for Cause and other than upon the Participant's death or Disability) would be prohibited at any time solely because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act, then the Option or SAR will terminate on the earlier of (i) the expiration of a total period of time (that need not be consecutive) equal to the applicable post termination exercise period after the termination of the Participant's Continuous Service during which the exercise of the Option or SAR would not be in violation of such registration requirements, and (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Agreement. In addition, unless otherwise provided in a Participant's Award Agreement, if the sale of any Common Stock received on exercise of an Option or SAR following the termination of the Participant's Continuous Service (other than for Cause) would violate the Company's insider trading policy, then the Option or SAR will terminate on the earlier of (i) the expiration of a period of months (that need not be consecutive) equal to the applicable post-termination exercise period after the termination of the Participant's Continuous Service during which the sale of the Common Stock received upon exercise of the Option or SAR would not be in violation of the Company's insider trading policy, or (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Agreement.

(i) Disability of Participant. Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company, if a Participant's Continuous Service terminates as a result of the Participant's Disability, the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Option or SAR as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date 12 months following such termination of Continuous Service (or such longer or shorter period specified in the Award Agreement), and (ii) the expiration of the term of the Option or SAR as set forth in the Award Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR within the applicable time frame, the Option or SAR (as applicable) will terminate.

(j) Death of Participant. Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company, if (i) a Participant's Continuous Service terminates as a result of the Participant's death, or (ii) the Participant dies within the period (if any) specified in the Award Agreement for exercisability after the termination of the Participant's Continuous Service for a reason other than death, then the Option or SAR may be exercised (to the extent the Participant was entitled to exercise such Option or SAR as of the date of death) by the Participant's estate, by a person who acquired the right to exercise the Option or SAR by bequest or inheritance or by a person designated to exercise the Option or SAR upon the Participant's death, but only within the period ending on the earlier of (i) the date 18 months following the date of death (or such longer or shorter period specified in the Award Agreement), and (ii) the expiration of the term of such Option or SAR as set forth in the Award Agreement. If, after the Participant's death, the Option or SAR is not exercised within the applicable time frame, the Option or SAR (as applicable) will terminate.

(k) Termination for Cause. Except as explicitly provided otherwise in a Participant's Award Agreement or other individual written agreement between the Company and the Participant, if a Participant's Continuous Service is terminated for Cause, the Option or SAR will terminate immediately upon such Participant's termination of Continuous Service, and the Participant will be prohibited from exercising his or her Option or SAR from and after the time of such termination of Continuous Service.

(l) Non-Exempt Employees. If an Option or SAR is granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, the Option or SAR will not be first exercisable for any shares of Common Stock until at least six months following the date of grant of the Option or SAR (although the Award may vest prior to such date). Consistent with the provisions of the Worker Economic Opportunity Act, (i) if such non-exempt Employee dies or suffers a Disability, (ii) upon a Corporate Transaction in which such Option or SAR is not assumed, continued, or substituted, (iii) upon a Change in Control, or (iv) upon the Participant's retirement (as such term may be defined in the Participant's Award Agreement in another agreement between the Participant and the Company, or, if no such definition, in accordance with the Company's then current employment policies and guidelines), the vested portion of any Options and SARs may be exercised earlier than six months following the date of grant. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay. To the extent permitted and/or required for compliance with the Worker Economic Opportunity Act to ensure that any income derived by a non-exempt employee in connection with the exercise, vesting or issuance of any shares under any other Stock Award will be exempt from the employee's regular rate of pay, the provisions of this Section 5(l) will apply to all Stock Awards and are hereby incorporated by reference into such Stock Award Agreements.

6. PROVISIONS OF STOCK AWARDS OTHER THAN OPTIONS AND SARS.

(a) Restricted Stock Awards. Each Restricted Stock Award Agreement will be in such form and will contain such terms and conditions as the Board will deem appropriate. To the extent consistent with the Company's bylaws, at the Board's election, shares of Common Stock may be (x) held in book entry form subject to the Company's instructions until any restrictions relating to the Restricted Stock Award lapse; or (y) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Board. The terms and conditions of Restricted Stock Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Award Agreements need not be identical. Each Restricted Stock Award Agreement will conform to (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) Consideration. A Restricted Stock Award may be awarded in consideration for (A) cash, check, bank draft or money order payable to the Company, (B) past or future services to the Company or an Affiliate, or (C) any other form of legal consideration that may be acceptable to the Board, in its sole discretion, and permissible under applicable law.

(ii) Vesting. Shares of Common Stock awarded under the Restricted Stock Award Agreement may be subject to forfeiture to the Company in accordance with a vesting schedule to be determined by the Board.

(iii) Termination of Participant's Continuous Service. If a Participant's Continuous Service terminates, the Company may receive through a forfeiture condition or a repurchase right any or all of the shares of Common Stock held by the Participant that have not vested as of the date of termination of Continuous Service under the terms of the Restricted Stock Award Agreement.

(iv) Transferability. Rights to acquire shares of Common Stock under the Restricted Stock Award Agreement will be transferable by the Participant only upon such terms and conditions as are set forth in the Restricted Stock Award Agreement, as the Board will determine in its sole discretion, so long as Common Stock awarded under the Restricted Stock Award Agreement remains subject to the terms of the Restricted Stock Award Agreement.

(v) Dividends Subject to Vesting Conditions. Any Restricted Stock Award Agreement shall provide that any dividends with respect to Restricted Stock will be subject to the same vesting and forfeiture restrictions as apply to the shares subject to the Restricted Stock Award to which they relate.

(b) Restricted Stock Unit Awards. Each Restricted Stock Unit Award Agreement will be in such form and will contain such terms and conditions as the Board will deem appropriate. The terms and conditions of Restricted Stock Unit Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Unit Award Agreements need not be identical. Each Restricted Stock Unit Award Agreement will conform to (through incorporation of the provisions hereof by reference in the Agreement or otherwise) the substance of each of the following provisions:

(i) Consideration. At the time of grant of a Restricted Stock Unit Award, the Board will determine the consideration, if any, to be paid by the Participant upon delivery of each share of Common Stock subject to the Restricted Stock Unit Award. The consideration to be paid (if any) by the Participant for each share of Common Stock subject to a Restricted Stock Unit Award may be paid in any form of legal consideration that may be acceptable to the Board, in its sole discretion, and permissible under applicable law.

(ii) Vesting. At the time of the grant of a Restricted Stock Unit Award, the Board may impose such restrictions on or conditions to the vesting of the Restricted Stock Unit Award as it, in its sole discretion, deems appropriate.

(iii) Payment. A Restricted Stock Unit Award may be settled by the delivery of shares of Common Stock, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Board and contained in the Restricted Stock Unit Award Agreement.

(iv) Additional Restrictions. At the time of the grant of a Restricted Stock Unit Award, the Board, as it deems appropriate, may impose such restrictions or conditions that delay the delivery of the shares of Common Stock (or their cash equivalent) subject to a Restricted Stock Unit Award to a time after the vesting of such Restricted Stock Unit Award.

(v) Dividend Equivalents Subject to Vesting Conditions. Dividend equivalents may be credited in respect of shares of Common Stock covered by a Restricted Stock Unit Award, as determined by the Board and contained in the Restricted Stock Unit Award Agreement. Any dividend equivalents shall be subject to all of the same terms and conditions (including vesting and forfeiture provisions) of the underlying Restricted Stock Units to which they relate.

(vi) Termination of Participant's Continuous Service. Except as otherwise provided in the applicable Restricted Stock Unit Award Agreement, such portion of the Restricted Stock Unit Award that has not vested will be forfeited upon the Participant's termination of Continuous Service.

(c) Performance Awards.

(i) Performance Stock Awards. A Performance Stock Award is a Stock Award that is payable (including that may be granted, may vest or may be exercised) contingent upon the attainment during a Performance Period of certain Performance Goals. A Performance Stock Award may, but need not, require the Participant's completion of a specified period of Continuous Service. The length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained will be conclusively determined by the Board or Committee, in its sole discretion. In addition, to the extent permitted by applicable law and the applicable Award Agreement, the Board (or Committee, as the case may be) may determine that cash may be used in payment of Performance Stock Awards.

(ii) Performance Cash Awards. A Performance Cash Award is a cash award that is payable contingent upon the attainment during a Performance Period of certain Performance Goals. A Performance Cash Award may also require the completion of a specified period of Continuous Service. At the time of grant of a Performance Cash Award, the length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained will be conclusively determined by the Board or Committee, in its sole discretion. The Board (or Committee, as the case may be) may specify the form of payment of Performance Cash Awards, which may be cash or other property, or may provide for a Participant to have the option for his or her Performance Cash Award, or such portion thereof as the Board (or Committee, as the case may be) may specify, to be paid in whole or in part in cash or other property.

(iii) Board Discretion. The Board (or Committee, as the case may be) retains the discretion to adjust or eliminate the compensation or economic benefit due upon attainment of Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for a Performance Period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Stock Award Agreement or the written terms of a Performance Cash Award.

(d) Other Stock Awards. Other forms of Stock Awards valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the Fair Market Value of the Common Stock at the time of grant) may be granted either alone or in addition to Stock Awards provided for under Section 5 and the preceding provisions of this Section 6. Subject to the provisions of the Plan, the Board will have sole and complete authority to determine the persons to whom and the time or times at which such Other Stock Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Stock Awards and all other terms and conditions of such Other Stock Awards.

7. COVENANTS OF THE COMPANY.

(a) Availability of Shares. The Company will keep available at all times the number of shares of Common Stock reasonably required to satisfy then-outstanding Awards.

(b) Securities Law Compliance. The Company will seek to obtain from each regulatory commission or agency, as necessary, such authority as may be required to grant Stock Awards and to issue and sell shares of Common Stock upon exercise or vesting of the Stock Awards; *provided, however*, that this undertaking will not require the Company to register under the Securities Act or other securities or applicable laws, the Plan, any Stock Award or any Common Stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary or advisable for the lawful issuance and sale of Common Stock under the Plan, the Company will be relieved from any liability for failure to issue and sell Common Stock upon exercise or vesting of such Stock Awards unless and until such authority is obtained. A Participant will not be eligible for the grant of an Award or the subsequent issuance of cash or Common Stock pursuant to the Award if such grant or issuance would be in violation of any applicable law.

(c) No Obligation to Notify or Minimize Taxes. The Company will have no duty or obligation to any Participant to advise such holder as to the tax treatment or time or manner of exercising such Stock Award. Furthermore, the Company will have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award.

8. MISCELLANEOUS.

(a) Use of Proceeds from Sales of Common Stock. Proceeds from the sale of shares of Common Stock pursuant to Awards will constitute general funds of the Company.

(b) Corporate Action Constituting Grant of Awards. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action constituting the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the papering of the Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documents.

(c) Stockholder Rights. No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to an Award unless and until (i) such Participant has satisfied all requirements for exercise of, or the issuance of shares of Common Stock under, the Award pursuant to its terms, and (ii) the issuance of the Common Stock subject to such Award has been entered into the books and records of the Company.

(d) No Employment or Other Service Rights. Nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or will affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state or foreign jurisdiction in which the Company or the Affiliate is domiciled or incorporated, as the case may be.

(e) Change in Time Commitment. In the event a Participant's regular level of time commitment in the performance of his or her services for the Company and any Affiliates is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Board has the right in its sole discretion to (x) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (y) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

(f) Incentive Stock Option Limitations. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(g) Investment Assurances. The Company may require a Participant, as a condition of exercising or acquiring Common Stock under any Award, (i) to give written assurances satisfactory to the Company as to the Participant's knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that such Participant is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Award; and (ii) to give written assurances satisfactory to the Company stating that the Participant is acquiring Common Stock subject to the Award for the Participant's own account and not with any present intention of selling or otherwise distributing the Common Stock. The foregoing requirements, and any assurances given pursuant to such requirements, will be inoperative if (A) the issuance of the shares upon the exercise or acquisition of Common Stock under the Award has been registered under a then currently effective registration statement under the Securities Act, or (B) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the Common Stock.

(h) Withholding Obligations. Unless prohibited by the terms of an Award Agreement, the Company may, in its sole discretion, satisfy any federal, state or local tax withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Award; *provided, however,* that no shares of Common Stock are withheld with a value exceeding the maximum amount of tax required to be withheld by law (or such lesser amount as may be necessary to avoid classification of the Stock Award as a liability for financial accounting purposes); (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; or (v) by such other method as may be set forth in the Award Agreement.

(i) Electronic Delivery. Any reference herein to a "written" agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company's intranet (or other shared electronic medium controlled by the Company to which the Participant has access).

(j) Deferrals. To the extent permitted by applicable law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may establish programs and procedures for deferral elections to be made by Participants. Deferrals by Participants will be made in accordance with Section 409A of the Code. Consistent with Section 409A of the Code, the Board may provide for distributions while a Participant is still an employee or otherwise providing services to the Company. The Board is authorized to make deferrals of Awards and determine when, and in what annual percentages, Participants may receive payments, including lump sum payments, following the Participant's termination of Continuous Service, and implement such other terms and conditions consistent with the provisions of the Plan and in accordance with applicable law.

(k) Compliance with Section 409A of the Code. Unless otherwise expressly provided for in an Award Agreement, the Plan and Award Agreements will be interpreted to the greatest extent possible in a manner that makes the Plan and the Awards granted hereunder exempt from Section 409A of the Code, and, to the extent not so exempt, in compliance with Section 409A of the Code. If the Board determines that any Award granted hereunder is not exempt from and is therefore subject to Section 409A of the Code, the Award Agreement evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Agreement. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the shares of Common Stock are publicly traded, and if a Participant holding an Award that constitutes "deferred compensation" under Section 409A of the Code is a "specified employee" for purposes of Section 409A of the Code, no distribution or payment of any amount that is due because of a "separation from service" (as defined in Section 409A of the Code without regard to alternative definitions thereunder) will be issued or paid before the date that is six months following the date of such Participant's "separation from service" (as defined in Section 409A of the Code without regard to alternative definitions thereunder) or, if earlier, the date of the Participant's death, unless such distribution or payment can be made in a manner that complies with Section 409A of the Code, and any amounts so deferred will be paid in a lump sum on the day after such six month period elapses, with the balance paid thereafter on the original schedule.

(l) **Clawback/Recovery**. All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of an event constituting Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for "good reason" or "constructive termination" (or similar term) under any agreement with the Company.

9. ADJUSTMENTS UPON CHANGES IN COMMON STOCK; OTHER CORPORATE EVENTS.

(a) **Capitalization Adjustments**. In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) of securities by which the share reserve is to increase automatically each year pursuant to Section 3(a), (iii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 3(c) and (iv) the class(es) and number of securities and price per share of stock subject to outstanding Stock Awards. The Board will make such adjustments, and its determination will be final, binding and conclusive.

(b) **Dissolution**. Except as otherwise provided in the Stock Award Agreement, in the event of a Dissolution of the Company, all outstanding Stock Awards (other than Stock Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company's right of repurchase) will terminate immediately prior to the completion of such Dissolution, and the shares of Common Stock subject to the Company's repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Stock Award is providing Continuous Service; *provided, however*, that the Board may, in its sole discretion, cause some or all Stock Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Stock Awards have not previously expired or terminated) before the Dissolution is completed but contingent on its completion.

(c) **Transaction.** The following provisions shall apply to Stock Awards in the event of a Transaction unless otherwise provided in the instrument evidencing the Stock Award or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board at the time of grant of a Stock Award. In the event of a Transaction, then, notwithstanding any other provision of the Plan, the Board shall take one or more of the following actions with respect to Stock Awards, contingent upon the closing or completion of the Transaction:

(i) arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company) to assume or continue the Stock Award or to substitute a similar stock award for the Stock Award (including, but not limited to, an award to acquire the same consideration paid to the stockholders of the Company pursuant to the Transaction);

(ii) arrange for the assignment of any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to the Stock Award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company);

(iii) accelerate the vesting, in whole or in part, of the Stock Award (and, if applicable, the time at which the Stock Award may be exercised) to a date prior to the effective time of such Transaction as the Board shall determine (or, if the Board shall not determine such a date, to the date that is five days prior to the effective date of the Transaction), with such Stock Award terminating if not exercised (if applicable) at or prior to the effective time of the Transaction;

(iv) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Company with respect to the Stock Award;

(v) cancel or arrange for the cancellation of the Stock Award, to the extent not vested or not exercised prior to the effective time of the Transaction, in exchange for such cash consideration, if any, as the Board, in its sole discretion, may consider appropriate; and

(vi) make a payment, in such form as may be determined by the Board equal to the excess, if any, of (A) the value of the property the Participant would have received upon the exercise of the Stock Award immediately prior to the effective time of the Transaction, over (B) any exercise price payable by such holder in connection with such exercise. For clarity, this payment may be zero ($0) if the value of the property is equal to or less than the exercise price. Payments under this provision may be delayed to the same extent that payment of consideration to the holders of Common Stock in connection with the Transaction is delayed as a result of escrows, earn outs, holdbacks or other contingencies.

The Board need not take the same action or actions with respect to all Stock Awards or portions thereof or with respect to all Participants. The Board may take different actions with respect to the vested and unvested portions of a Stock Award.

(d) Change in Control. A Stock Award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the Stock Award Agreement for such Stock Award or as may be provided in any other written agreement between the Company or any Affiliate and the Participant.

10. PLAN TERM; EARLIER TERMINATION OR SUSPENSION OF THE PLAN.

The Board may suspend or terminate the Plan at any time. No Incentive Stock Options may be granted after the tenth anniversary of the earlier of (i) the date the Plan is adopted by the Board (the "***Adoption Date***"), or (ii) the date the Plan is approved by the stockholders of the Company. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

11. EXISTENCE OF THE PLAN

The Plan will become effective on the date that it is approved by the stockholders of the Company (the "***Effective Date***").

12. CHOICE OF LAW.

The law of the State of Delaware will govern all questions concerning the construction, validity and interpretation of this Plan, without regard to that state's conflict of laws rules.

13. DEFINITIONS. As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a) "***Affiliate***" means, at the time of determination, any "parent" or "subsidiary" of the Company as such terms are defined in Rule 405 of the Securities Act. The Board will have the authority to determine the time or times at which "parent" or "subsidiary" status is determined within the foregoing definition.

(b) "***Award***" means a Stock Award or a Performance Cash Award.

(c) "***Award Agreement***" means a written agreement between the Company and a Participant evidencing the terms and conditions of an Award.

(d) "***Board***" means the Board of Directors of the Company.

(e) "***Capitalization Adjustment***" means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Stock Award after the Adoption Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(f) "***Cause***" shall have the meaning ascribed to such term in any written agreement between the Participant and the Company defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following events: (i) such Participant's commission of any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof; (ii) such Participant's attempted commission of, or participation in, a fraud or act of dishonesty against the Company; (iii) such Participant's intentional, material violation of any contract or agreement between the Participant and the Company or of any statutory duty owed to the Company; (iv) such Participant's unauthorized use or disclosure of the Company's confidential information or trade secrets; or (v) such Participant's gross misconduct. The determination that a termination of the Participant's Continuous Service is either for Cause or without Cause shall be made by the Company, in its sole discretion. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Awards held by such Participant shall have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.

(g) "***Change in Control***" means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company's then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control will not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company's securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities, or (C) solely because the level of Ownership held by any Exchange Act Person (the "***Subject Person***") exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control will be deemed to occur;

(ii) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii) there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than 50% of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition;

(iv) the stockholders of the Company approve or the Board approves a plan of complete dissolution or liquidation of the Company, or a complete dissolution or liquidation of the Company will otherwise occur, except for a liquidation into a parent corporation; or

(v) individuals who, on the date the Plan is adopted by the Board, are members of the Board (the "***Incumbent Board***") cease for any reason to constitute at least a majority of the members of the Board; *provided, however,* that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board.

Notwithstanding the foregoing definition or any other provision of the Plan, the term Change in Control will not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company and the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant will supersede the foregoing definition with respect to Awards subject to such agreement; *provided, however*, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition will apply.

(h) "***Code***" means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(i) "***Committee***" means a committee of one or more Directors to whom authority has been delegated by the Board in accordance with Section 2(c).

(j) "***Common Stock***" means the common stock of the Company, having one vote per share.

(k) "***Company***" means RAPT Therapeutics, Inc., a Delaware corporation.

(l) "***Consultant***" means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a "Consultant" for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company's securities to such person.

(m) "***Continuous Service***" means that the Participant's service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant's service with the Company or an Affiliate, will not terminate a Participant's Continuous Service; *provided, however*, that if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board, in its sole discretion, such Participant's Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party's sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Board or chief executive officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, a leave of absence will be treated as Continuous Service for purposes of vesting in an Award only to such extent as may be provided in the Company's leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law.

(n) "***Corporate Transaction***" means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board, in its sole discretion, of the consolidated assets of the Company and its Subsidiaries;

(ii) a sale or other disposition of more than 50% of the outstanding securities of the Company;

(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(o) "***Director***" means a member of the Board.

(p) "***Disability***" means, with respect to a Participant, the inability of such Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than 12 months, as provided in Sections 22(e)(3) and 409A(a)(2)(c)(i) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

(q) "***Dissolution***" means when the Company, after having executed a certificate of dissolution with the State of Delaware (or other applicable state), has completely wound up its affairs. Conversion of the Company into a Limited Liability Company (or any other pass-through entity) will not be considered a "Dissolution" for purposes of the Plan.

(r) "***Employee***" means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an "Employee" for purposes of the Plan.

(s) "***Entity***" means a corporation, partnership, limited liability company or other entity.

(t) "***Exchange Act***" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(u) "***Exchange Act Person***" means any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that "Exchange Act Person" will not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that is the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company's then outstanding securities.

(v) "***Fair Market Value***" means, as of any date, the value of the Common Stock determined as follows:

(w) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be, unless otherwise determined by the Board, the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board deems reliable.

(i) Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing selling price on the last preceding date for which such quotation exists.

(ii) In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.

(x) "***Incentive Stock Option***" means an option granted pursuant to Section 5 of the Plan that is intended to be, and qualifies as, an "incentive stock option" within the meaning of Section 422 of the Code.

(y) "***Non-Employee Director***" means a Director who is not an Employee.

(z) "***Nonstatutory Stock Option***" means any Option granted pursuant to Section 5 of the Plan that does not qualify as an Incentive Stock Option.

(aa) "***Officer***" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(bb) "***Option***" means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.

(cc) "***Option Agreement***" means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an Option grant. Each Option Agreement will be subject to the terms and conditions of the Plan.

(dd) "***Optionholder***" means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(ee) "***Other Stock Award***" means an award based in whole or in part by reference to the Common Stock which is granted pursuant to the terms and conditions of Section 6(d).

(ff) "***Other Stock Award Agreement***" means a written agreement between the Company and a holder of an Other Stock Award evidencing the terms and conditions of an Other Stock Award grant. Each Other Stock Award Agreement will be subject to the terms and conditions of the Plan.

(gg) "***Own,***" "***Owned,***" "***Owner,***" "***Ownership***" means a person or Entity will be deemed to "Own," to have "Owned," to be the "Owner" of, or to have acquired "Ownership" of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(hh) "***Participant***" means a person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Stock Award.

(ii) "***Performance Cash Award***" means an award of cash granted pursuant to the terms and conditions of Section 6(c)(ii).

(jj) “***Performance Criteria***” means the one or more criteria that the Board or Committee (as applicable) will select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that will be used to establish such Performance Goals may be based on any one of, or combination of, the following as determined by the Board: (i) earnings (including earnings per share and net earnings); (ii) earnings before interest, taxes and depreciation; (iii) earnings before interest, taxes, depreciation and amortization; (iv) total stockholder return; (v) return on equity or average stockholder’s equity; (vi) return on assets, investment, or capital employed; (vii) stock price; (viii) margin (including gross margin); (ix) income (before or after taxes); (x) operating income; (xi) operating income after taxes; (xii) pre-tax profit; (xiii) operating cash flow; (xiv) sales or revenue targets; (xv) increases in revenue or product revenue; (xvi) expenses and cost reduction goals; (xvii) improvement in or attainment of working capital levels; (xviii) economic value added (or an equivalent metric); (xix) market share; (xx) cash flow; (xxi) cash flow per share; (xxii) share price performance; (xxiii) debt reduction; (xxiv) customer satisfaction; (xxv) stockholders’ equity; (xxvi) capital expenditures; (xxvii) debt levels; (xxviii) operating profit or net operating profit; (xxix) workforce diversity; (xxx) growth of net income or operating income; (xxxi) billings; (xxxii) pre-clinical development related compound goals; (xxxiii) financing; (xxxiv) regulatory milestones, including approval of a compound; (xxxv) stockholder liquidity; (xxvi) corporate governance and compliance; (xxxvii) product commercialization; (xxxviii) intellectual property; (xxxix) personnel matters; (xl) progress of internal research or clinical programs; (xli) progress of partnered programs; (xlii) partner satisfaction; (xliii) budget management; (xliv) clinical achievements; (xlv) completing phases of a clinical study (including the treatment phase); (xlvi) announcing or presenting preliminary or final data from clinical studies; in each case, whether on particular timelines or generally; (xlvii) timely completion of clinical trials; (xlviii) submission of INDs and NDAs and other regulatory achievements; (xlix) partner or collaborator achievements; (l) internal controls, including those related to the Sarbanes-Oxley Act of 2002; (li) research progress, including the development of programs; (lii) investor relations, analysts and communication; (liii) manufacturing achievements (including obtaining particular yields from manufacturing runs and other measurable objectives related to process development activities); (liv) strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property; (lv) establishing relationships with commercial entities with respect to the marketing, distribution and sale of the Company’s products (including with group purchasing organizations, distributors and other vendors); (lvi) supply chain achievements (including establishing relationships with manufacturers or suppliers of active pharmaceutical ingredients and other component materials and manufacturers of the Company’s products); (lvii) co-development, co-marketing, profit sharing, joint venture or other similar arrangements; (lviii) individual performance goals; (lix) corporate development and planning goals; and (lx) other measures of performance selected by the Board or Committee.

(kk) “***Performance Goals***” means, for a Performance Period, the one or more goals established by the Board or Committee (as applicable) for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the Board (i) in the Award Agreement at the time the Award is granted or (ii) in such other document setting forth the Performance Goals at the time the Performance Goals are established, the Board will appropriately make adjustments in the method of calculating the attainment of Performance Goals for a Performance Period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any items that are unusual in nature or occur infrequently as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of common stock of the Company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the Company’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; and (12) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item. In addition, the Board or Committee (as applicable) retains the discretion to adjust or eliminate the compensation or economic benefit due upon attainment of Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for such Performance Period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Stock Award Agreement or the written terms of a Performance Cash Award.

(ll) "***Performance Period***" means the period of time selected by the Board or Committee (as applicable) over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to and the payment of a Stock Award or a Performance Cash Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board or Committee.

(mm) "*Performance Stock Award*" means a Stock Award granted under the terms and conditions of Section 6(c)(i).

(nn) "***Plan***" means this RAPT Therapeutics, Inc. 2025 Equity Incentive Plan.

(oo) "***Pre-Funded Warrant***" means any warrant to acquire shares of Common Stock for a nominal exercise price.

(pp) "***Restricted Stock Award***" means an award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(a).

(qq) "***Restricted Stock Award Agreement***" means a written agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. Each Restricted Stock Award Agreement will be subject to the terms and conditions of the Plan.

(rr) "***Restricted Stock Unit Award***" means a right to receive shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(b).

(ss) "***Restricted Stock Unit Award Agreement***" means a written agreement between the Company and a holder of a Restricted Stock Unit Award evidencing the terms and conditions of a Restricted Stock Unit Award grant. Each Restricted Stock Unit Award Agreement will be subject to the terms and conditions of the Plan.

(tt) "*Rule 16b-3*" means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(uu) "***Securities Act***" means the Securities Act of 1933, as amended.

(vv) "***Stock Appreciation Right***" or "***SAR***" means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 5.

(ww) "***Stock Appreciation Right Agreement***" means a written agreement between the Company and a holder of a Stock Appreciation Right evidencing the terms and conditions of a Stock Appreciation Right grant. Each Stock Appreciation Right Agreement will be subject to the terms and conditions of the Plan.

(xx) "***Stock Award***" means any right to receive Common Stock granted under the Plan, including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, a Restricted Stock Unit Award, a Stock Appreciation Right, a Performance Stock Award or any Other Stock Award.

(yy) "***Stock Award Agreement***" means a written agreement between the Company and a Participant evidencing the terms and conditions of a Stock Award grant. Each Stock Award Agreement will be subject to the terms and conditions of the Plan.

(zz) "***Subsidiary***" means, with respect to the Company, (i) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.

(aaa) "***Ten Percent Stockholder***" means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate.

(bbb) "***Transaction***" means a Corporate Transaction or a Change in Control.

[THIS PAGE INTENTIONALLY LEFT BLANK]

APPENDIX C
RAPT THERAPEUTICS, INC.
AMENDED AND RESTATED 2019 EMPLOYEE STOCK PURCHASE PLAN

ADOPTED BY THE BOARD OF DIRECTORS: MARCH 25, 2025
APPROVED BY THE STOCKHOLDERS: ______, 2025
EFFECTIVE DATE: _____________, 2025

1. GENERAL; PURPOSE.

(a) The Plan provides a means by which Eligible Employees of the Company and certain designated Related Corporations may be given an opportunity to purchase shares of Common Stock. The Plan permits the Company to grant a series of Purchase Rights to Eligible Employees under an Employee Stock Purchase Plan.

(b) The Company, by means of the Plan, seeks to retain the services of such Employees, to secure and retain the services of new Employees and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Related Corporations.

2. ADMINISTRATION.

(a) The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b) The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine how and when Purchase Rights will be granted and the provisions of each Offering (which need not be identical).

(ii) To designate from time to time which Related Corporations of the Company will be eligible to participate in the Plan.

(iii) To construe and interpret the Plan and Purchase Rights, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it deems necessary or expedient to make the Plan fully effective.

(iv) To settle all controversies regarding the Plan and Purchase Rights granted under the Plan.

(v) To suspend or terminate the Plan at any time as provided in Section 12.

(vi) To amend the Plan at any time as provided in Section 12.

(vii) Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company and its Related Corporations and to carry out the intent that the Plan be treated as an Employee Stock Purchase Plan.

(viii) To adopt such rules, procedures and sub-plans relating to the operation and administration of the Plan as are necessary or appropriate under applicable local laws, regulations and procedures to permit or facilitate participation in the Plan by Employees who are foreign nationals or employed or located outside the United States.

(c) The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated. Whether or not the Board has delegated administration of the Plan to a Committee, the Board will have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan.

(d) All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

3. SHARES OF COMMON STOCK SUBJECT TO THE PLAN; TERMINATION OF EVERGREEN.

(a) Subject to the provisions of Section 11(a) relating to Capitalization Adjustments, the maximum number of shares of Common Stock that may be issued under the Plan will not exceed 4,240,336 shares of Common Stock, (representing (a) 4,000,000 new shares and (b) the original 240,336 shares of Common Stock reserved under the Plan) plus the number of shares of Common Stock that were automatically added on January 1st of each year, commencing on January 1, 2020 and ending on (and including) January 1, 2025, in an amount equal to the lesser of (i) 1% of the total number of shares of Capital Stock outstanding on December 31st of the preceding calendar year, and (ii) 240,336 shares of Common Stock. For the avoidance of doubt, no shares will be automatically added to the Plan pursuant to the foregoing provision following the Effective Date.

(b) If any Purchase Right granted under the Plan terminates without having been exercised in full, the shares of Common Stock not purchased under such Purchase Right will again become available for issuance under the Plan.

(c) The stock purchasable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market.

4. GRANT OF PURCHASE RIGHTS; OFFERING.

(a) The Board may from time to time grant or provide for the grant of Purchase Rights to Eligible Employees under an Offering (consisting of one or more Purchase Periods) on an Offering Date or Offering Dates selected by the Board. Each Offering will be in such form and will contain such terms and conditions as the Board will deem appropriate, and will comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights will have the same rights and privileges. The terms and conditions of an Offering shall be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering will include (through incorporation of the provisions of this Plan by reference in the document comprising the Offering or otherwise) the period during which the Offering will be effective, which period will not exceed 27 months beginning with the Offering Date, and the substance of the provisions contained in Sections 5 through 8, inclusive.

(b) If a Participant has more than one Purchase Right outstanding under the Plan, unless he or she otherwise indicates in forms delivered to the Company: (i) each form will apply to all of his or her Purchase Rights under the Plan, and (ii) a Purchase Right with a lower exercise price (or an earlier-granted Purchase Right, if different Purchase Rights have identical exercise prices) will be exercised to the fullest possible extent before a Purchase Right with a higher exercise price (or a later-granted Purchase Right if different Purchase Rights have identical exercise prices) will be exercised.

(c) The Board will have the discretion to structure an Offering so that if the Fair Market Value of a share of Common Stock on the first Trading Day of a new Purchase Period within that Offering is less than or equal to the Fair Market Value of a share of Common Stock on the Offering Date for that Offering, then (i) that Offering will terminate immediately as of that first Trading Day, and (ii) the Participants in such terminated Offering will be automatically enrolled in a new Offering beginning on the first Trading Day of such new Purchase Period.

5. ELIGIBILITY.

(a) Purchase Rights may be granted only to Employees of the Company or, as the Board may designate in accordance with Section 2(b), to Employees of a Related Corporation. Except as provided in Section 5(b), an Employee will not be eligible to be granted Purchase Rights unless, on the Offering Date, the Employee has been in the employ of the Company or the Related Corporation, as the case may be, for such continuous period preceding such Offering Date as the Board may require, but in no event will the required period of continuous employment be equal to or greater than two years. In addition, the Board may (unless prohibited by law) provide that no Employee will be eligible to be granted Purchase Rights under the Plan unless, on the Offering Date, such Employee’s customary employment with the Company or the Related Corporation is more than 20 hours per week and more than five months per calendar year or such other criteria as the Board may determine consistent with Section 423 of the Code. The Board may also exclude from participation in the Plan or any Offering Employees who are "highly compensated employees" (within the meaning of Section 414(q) of the Code) of the Company or a Related Corporation or a subset of such highly compensated employees.

(b) The Board may provide that each person who, during the course of an Offering, first becomes an Eligible Employee will, on a date or dates specified in the Offering which coincides with the day on which such person becomes an Eligible Employee or which occurs thereafter, receive a Purchase Right under that Offering, which Purchase Right will thereafter be deemed to be a part of that Offering. Such Purchase Right will have the same characteristics as any Purchase Rights originally granted under that Offering, as described herein, except that:

(i) the date on which such Purchase Right is granted will be the “Offering Date” of such Purchase Right for all purposes, including determination of the exercise price of such Purchase Right;

(ii) the period of the Offering with respect to such Purchase Right will begin on its Offering Date and end coincident with the end of such Offering; and

(iii) the Board may provide that if such person first becomes an Eligible Employee within a specified period of time before the end of the Offering, he or she will not receive any Purchase Right under that Offering.

(c) No Employee will be eligible for the grant of any Purchase Rights if, immediately after any such Purchase Rights are granted, such Employee owns stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company or of any Related Corporation. For purposes of this Section 5(c), the rules of Section 424(d) of the Code will apply in determining the stock ownership of any Employee, and stock which such Employee may purchase under all outstanding Purchase Rights and options will be treated as stock owned by such Employee.

(d) As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights only if such Purchase Rights, together with any other rights granted under all Employee Stock Purchase Plans of the Company and any Related Corporations, do not permit such Eligible Employee's rights to purchase stock of the Company or any Related Corporation to accrue at a rate which, when aggregated, exceeds US $25,000 of Fair Market Value of such stock (determined at the time such rights are granted, and which, with respect to the Plan, will be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time.

(e) Officers of the Company and any designated Related Corporation, if they are otherwise Eligible Employees, will be eligible to participate in Offerings under the Plan. Notwithstanding the foregoing, the Board may (unless prohibited by law) provide in an Offering that Employees who are highly compensated Employees within the meaning of Section 423(b)(4)(D) of the Code will not be eligible to participate.

6. PURCHASE RIGHTS; PURCHASE PRICE.

(a) On each Offering Date, each Eligible Employee, pursuant to an Offering made under the Plan, will be granted a Purchase Right to purchase up to that number of shares of Common Stock purchasable either with a percentage or with a maximum dollar amount, as designated by the Board, but in either case not exceeding 15% of such Employee's earnings (as defined by the Board in each Offering) during the period that begins on the Offering Date (or such later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date will be no later than the end of the Offering.

(b) The Board will establish one or more Purchase Dates during an Offering on which Purchase Rights granted for that Offering will be exercised and shares of Common Stock will be purchased in accordance with such Offering.

(c) In connection with each Offering made under the Plan, the Board may specify (i) a maximum number of shares of Common Stock that may be purchased by any Participant on any Purchase Date during such Offering, (ii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants pursuant to such Offering and/or (iii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants on any Purchase Date under the Offering. If the aggregate purchase of shares of Common Stock issuable upon exercise of Purchase Rights granted under the Offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata (based on each Participant's accumulated Contributions) allocation of the shares of Common Stock (rounded down to the nearest whole share) available will be made in as nearly a uniform manner as will be practicable and equitable.

(d) The purchase price of shares of Common Stock acquired pursuant to Purchase Rights will be not less than the lesser of:

(i) an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the Offering Date; or

(ii) an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the applicable Purchase Date.

7. PARTICIPATION; WITHDRAWAL; TERMINATION.

(a) An Eligible Employee may elect to participate in an Offering and authorize payroll deductions as the means of making Contributions by completing and delivering to the Company, within the time specified in the Offering, an enrollment form provided by the Company. The enrollment form will specify the amount of Contributions not to exceed the maximum amount specified by the Board. Each Participant's Contributions will be credited to a bookkeeping account for such Participant under the Plan and will be deposited with the general funds of the Company except where applicable law or regulations requires that Contributions be deposited with a third party. If permitted in the Offering, a Participant may begin such Contributions with the first payroll occurring on or after the Offering Date (or, in the case of a payroll date that occurs after the end of the prior Offering but before the Offering Date of the next new Offering, Contributions from such payroll will be included in the new Offering). If permitted in the Offering, a Participant may thereafter reduce (including to zero) or increase his or her Contributions. If required under applicable law or regulations or if specifically provided in the Offering, in addition to or instead of making Contributions by payroll deductions, a Participant may make Contributions through the payment by cash, check or wire transfer prior to a Purchase Date.

(b) During an Offering, a Participant may cease making Contributions and withdraw from the Offering by delivering to the Company a withdrawal form provided by the Company. The Company may impose a deadline before a Purchase Date for withdrawing. Upon such withdrawal, such Participant's Purchase Right in that Offering will immediately terminate and the Company will distribute as soon as practicable to such Participant all of his or her accumulated but unused Contributions and such Participant's Purchase Right in that Offering shall thereupon terminate. A Participant's withdrawal from that Offering will have no effect upon his or her eligibility to participate in any other Offerings under the Plan, but such Participant will be required to deliver a new enrollment form to participate in subsequent Offerings.

(c) Unless otherwise required by applicable law or regulations, Purchase Rights granted pursuant to any Offering under the Plan will terminate immediately if the Participant either (i) is no longer an Employee for any reason or for no reason (subject to any post-employment participation period required by law) or (ii) is otherwise no longer eligible to participate. The Company will distribute as soon as practicable to such individual all of his or her accumulated but unused Contributions.

(d) During a Participant's lifetime, Purchase Rights will be exercisable only by such Participant. Purchase Rights are not transferable by a Participant, except by will, by the laws of descent and distribution, or, if permitted by the Company, by a beneficiary designation as described in Section 10.

(e) Unless otherwise specified in the Offering or required by applicable law or regulations, the Company will have no obligation to pay interest on Contributions.

8. EXERCISE OF PURCHASE RIGHTS.

(a) On each Purchase Date, each Participant's accumulated Contributions will be applied to the purchase of shares of Common Stock, up to the maximum number of shares of Common Stock permitted by the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares will be issued unless specifically provided for in the Offering.

(b) Unless otherwise provided in the Offering, if any amount of accumulated Contributions remains in a Participant's account after the purchase of shares of Common Stock on the final Purchase Date of an Offering, then such remaining amount will not roll over to the next Offering and will instead be distributed in full to such Participant after the final Purchase Date of such Offering without interest (unless otherwise required by applicable law or regulations).

(c) No Purchase Rights may be exercised to any extent unless the shares of Common Stock to be issued upon such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable federal, state, foreign and other securities and other laws applicable to the Plan. If on a Purchase Date the shares of Common Stock are not so registered or the Plan is not in such compliance, no Purchase Rights will be exercised on such Purchase Date, and the Purchase Date will be delayed until the shares of Common Stock are subject to such an effective registration statement and the Plan is in material compliance, except that the Purchase Date will in no event be more than 27 months from the Offering Date. If, on the Purchase Date, as delayed to the maximum extent permissible, the shares of Common Stock are not registered and the Plan is not in material compliance with all applicable laws and regulations, no Purchase Rights will be exercised and all accumulated but unused Contributions will be distributed to the Participants without interest.

9. COVENANTS OF THE COMPANY.

The Company will seek to obtain from each federal, state, foreign or other regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Purchase Rights and issue and sell shares of Common Stock thereunder unless the Company determines, in its sole discretion, that doing so would cause the Company to incur costs that are unreasonable. If, after commercially reasonable efforts, the Company is unable to obtain the authority that counsel for the Company deems necessary for the grant of Purchase Rights or the lawful issuance and sale of Common Stock under the Plan, and at a commercially reasonable cost, the Company will be relieved from any liability for failure to grant Purchase Rights and/or to issue and sell Common Stock upon exercise of such Purchase Rights.

10. DESIGNATION OF BENEFICIARY.

(a) The Company may, but is not obligated to, permit a Participant to submit a form designating a beneficiary who will receive any shares of Common Stock and/or Contributions from the Participant's account under the Plan if the Participant dies before such shares and/or Contributions are delivered to the Participant. The Company may, but is not obligated to, permit the Participant to change such designation of beneficiary. Any such designation and/or change must be on a form approved by the Company.

(b) If a Participant dies, and in the absence of a valid beneficiary designation, the Company will deliver any shares of Common Stock and/or Contributions to the executor or administrator of the estate of the Participant. If no executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares of Common Stock and/or Contributions, without interest, to the Participant's spouse, dependents or relatives, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

11. ADJUSTMENTS UPON CHANGES IN COMMON STOCK; CORPORATE TRANSACTIONS.

(a) In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities by which the share reserve is to increase automatically each year pursuant to Section 3(a), (iii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding Offerings and Purchase Rights, and (iv) the class(es) and number of securities that are the subject of the purchase limits under each ongoing Offering. The Board will make these adjustments, and its determination will be final, binding and conclusive.

(b) In the event of a Corporate Transaction, then: (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company) may assume or continue outstanding Purchase Rights or may substitute similar rights (including a right to acquire the same consideration paid to the stockholders in the Corporate Transaction) for outstanding Purchase Rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such Purchase Rights or does not substitute similar rights for such Purchase Rights, then the Participants' accumulated Contributions will be used to purchase shares of Common Stock (rounded down to the nearest whole share) within ten business days prior to the Corporate Transaction under the outstanding Purchase Rights, and the Purchase Rights will terminate immediately after such purchase.

12. AMENDMENT, TERMINATION OR SUSPENSION OF THE PLAN.

(a) The Board may amend the Plan at any time in any respect the Board deems necessary or advisable. However, except as provided in Section 11(a)relating to Capitalization Adjustments, stockholder approval will be required for any amendment of the Plan for which stockholder approval is required by applicable law, regulations or listing requirements.

(b) The Board may suspend or terminate the Plan at any time. No Purchase Rights may be granted under the Plan while the Plan is suspended or after it is terminated.

(c) Any benefits, privileges, entitlements and obligations under any outstanding Purchase Rights granted before an amendment, suspension or termination of the Plan will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to comply with any laws, listing requirements, or governmental regulations (including, without limitation, the provisions of Section 423 of the Code and the regulations and other interpretive guidance issued thereunder relating to Employee Stock Purchase Plans) including without limitation any such regulations or other guidance that may be issued or amended after the date the Plan is adopted by the Board, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. To be clear, the Board may amend outstanding Purchase Rights without a Participant's consent if such amendment is necessary to ensure that the Purchase Right and/or the Plan complies with the requirements of Section 423 of the Code.

13. EFFECTIVE DATE OF PLAN.

The Plan will become effective on the Effective Date. No Purchase Rights will be exercised unless and until the Plan has been approved by the stockholders of the Company, which approval must be within 12 months before or after the date the Plan is adopted (or if required under Section 12(a) above, materially amended) by the Board.

14. MISCELLANEOUS PROVISIONS.

(a) Proceeds from the sale of shares of Common Stock pursuant to Purchase Rights will constitute general funds of the Company.

(b) A Participant will not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of Common Stock subject to Purchase Rights unless and until the Participant's shares of Common Stock acquired upon exercise of Purchase Rights are recorded in the books of the Company (or its transfer agent).

(c) The Plan and Offering do not constitute an employment contract. Nothing in the Plan or in the Offering will in any way alter the at will nature of a Participant's employment, if applicable, or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue in the employ of the Company or a Related Corporation, or on the part of the Company or a Related Corporation to continue the employment of a Participant.

(d) The provisions of the Plan will be governed by the laws of the State of Delaware without resort to that state's conflicts of laws rules.

(e) If any particular provision of the Plan is found to be invalid or otherwise unenforceable, such provision will not affect the other provisions of the Plan, but the Plan will be construed in all respects as if such invalid provision were omitted.

(f) If any provision of the Plan does not comply with applicable law or regulations, such provision shall be construed in such a manner as to comply with applicable law or regulations.

15. DEFINITIONS.

As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a) "***Board***" means the Board of Directors of the Company.

(b) "***Capital Stock***" means each and every class of common stock of the Company, regardless of the number of votes per share.

(c) "***Capitalization Adjustment***" means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Purchase Right after the date the Plan is adopted by the Board without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(d) "***Code***" means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(e) "***Committee***" means a committee of one or more members of the Board to whom authority has been delegated by the Board in accordance with Section 2(c).

(f) "***Common Stock***" means, the common stock of the Company, having one vote per share.

(g) "***Company***" means RAPT Therapeutics, Inc., a Delaware corporation.

(h) "***Contributions***" means the payroll deductions and other additional payments specifically provided for in the Offering that a Participant contributes to fund the exercise of a Purchase Right. A Participant may make additional payments into his or her account if specifically provided for in the Offering, and then only if the Participant has not already had the maximum permitted amount withheld during the Offering through payroll deductions.

(i) "***Corporate Transaction***" means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its Subsidiaries;

(ii) a sale or other disposition of more than 50% of the outstanding securities of the Company;

(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(j) "***Director***" means a member of the Board

(k) "***Effective Date***" means the date on which the Plan is approved by the Company's stockholders.

(l) "***Eligible Employee***" means an Employee who meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in the Plan.

(m) "***Employee***" means any person, including an Officer or Director, who is "employed" for purposes of Section 423(b)(4) of the Code by the Company or a Related Corporation. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an "Employee" for purposes of the Plan.

(n) "***Employee Stock Purchase Plan***" means a plan that grants Purchase Rights intended to be options issued under an "employee stock purchase plan," as that term is defined in Section 423(b) of the Code.

(o) "***Exchange Act***" means the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

(p) "***Fair Market Value***" means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in such source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing sales price on the last preceding date for which such quotation exists.

(ii) In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith in compliance with applicable laws and regulations and in a manner that complies with Sections 409A of the Code.

(q) "***Offering***" means the grant to Eligible Employees of Purchase Rights, with the exercise of those Purchase Rights automatically occurring at the end of one or more Purchase Periods. The terms and conditions of an Offering will generally be set forth in the "***Offering Document***" approved by the Board for that Offering.

(r) "***Offering Date***" means a date selected by the Board for an Offering to commence.

(s) "***Officer***" means a person who is an officer of the Company or a Related Corporation within the meaning of Section 16 of the Exchange Act.

(t) "***Participant***" means an Eligible Employee who holds an outstanding Purchase Right.

(u) "***Plan***" means this Amended and Restated RAPT Therapeutics, Inc. 2019 Employee Stock Purchase Plan.

(v) "***Purchase Date***" means one or more dates during an Offering selected by the Board on which Purchase Rights will be exercised and on which purchases of shares of Common Stock will be carried out in accordance with such Offering.

(w) "***Purchase Period***" means a period of time specified within an Offering, generally beginning on the Offering Date or on the first Trading Day following a Purchase Date, and ending on a Purchase Date. An Offering may consist of one or more Purchase Periods.

(x) "***Purchase Right***" means an option to purchase shares of Common Stock granted pursuant to the Plan.

(y) "***Related Corporation***" means any "parent corporation" or "subsidiary corporation" of the Company whether now or subsequently established, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(z) "***Securities Act***" means the Securities Act of 1933, as amended.

(aa) "***Trading Day***" means any day on which the exchange(s) or market(s) on which shares of Common Stock are listed, including but not limited to the NYSE, Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or any successors thereto, is open for trading.

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-38997

RAPT THERAPEUTICS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**47-3313701**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

561 Eccles Avenue
South San Francisco, California 94080
(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: (650) 489-9000
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class of Securities Registered	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, par value $0.0001 per share	RAPT	Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of the common stock held by non-affiliates of the registrant as of June 28, 2024 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $75 million, based on the closing price of the registrant's common stock, as reported by the Nasdaq Global Market on June 28, 2024 of $3.05 per share. Shares of the registrant's common stock held by each executive officer, director and holder of 10% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This calculation does not reflect a determination that certain persons are affiliates of the registrant for any other purpose.

As of March 3, 2025, the number of outstanding shares of the Registrant's common stock, par value $0.0001 per share, was 132,006,828.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Definitive Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the U.S. Securities and Exchange Commission pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K are incorporated by reference in Part III, Items 10-14 of this Annual Report on Form 10-K.

TABLE OF CONTENTS

Unless the context suggests otherwise, references in this Annual Report on Form 10-K (the "Annual Report") to "us," "our," "RAPT," "RAPT Therapeutics," "we," the "Company" and similar designations refer to RAPT Therapeutics, Inc.

[THIS PAGE INTENTIONALLY LEFT BLANK]

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve risks, uncertainties and assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. The statements contained in this Annual Report that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are often identified by the use of words such as, but not limited to, "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target,"_"will," "would" or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes to identify these forward-looking statements. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. Forward-looking statements in this Annual Report include, but are not limited to, statements about:

- estimates of our total addressable market, future revenue, expenses, capital requirements and our needs for additional financing;
- the initiation, cost, timing, progress and results of research and development activities, preclinical studies and clinical trials with respect to RPT904, tivumecirnon (FLX475) and other potential future drug candidates;
- our ability to identify, develop and commercialize drug candidates;
- our ability to advance RPT904, tivumecirnon or other potential future drug candidates into, and successfully complete, preclinical studies and clinical or field trials;
- our ability to obtain and maintain regulatory approval of RPT904, tivumecirnon or other potential future drug candidates, and any related restrictions, limitations and/or warnings in the label of an approved drug candidate;
- our ability to obtain funding for our operations;
- our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately under those arrangements;
- our ability to obtain and maintain intellectual property protection for our technology and any of our drug candidates;
- our ability to successfully commercialize any of our current or potential future drug candidates;
- the rate and degree of market acceptance of any of our drug candidates;
- regulatory developments in the United States and international jurisdictions;
- potential liability lawsuits and penalties related to our technology, our drug candidates and our current and future relationships with third parties;
- our ability to attract and retain key scientific and management personnel;
- our ability to effectively manage the growth of our operations;
- our ability to compete effectively with existing competitors and new market entrants;
- our expectations regarding uses of proceeds from capital raising transactions;
- potential effects of extensive government regulation;
- our financial performance;
- the volatility of the trading price of our common stock; and
- other risks and uncertainties, including those listed under the caption "Risk Factors."

These statements are based on the beliefs and assumptions of our management, which are in turn based on information currently available to management. Such forward-looking statements are subject to risks, uncertainties and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled "*Risk Factors*" included under Part I, Item 1A below. Furthermore, such forward-looking statements speak only as of the date of this Annual Report on Form 10-K. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

This Annual Report on Form 10-K also contains estimates, projections and other information concerning our industry, our business and the markets for certain drugs, including data regarding the estimated size of those markets, their projected growth rates and the incidence of certain medical conditions. Information that is based on estimates, forecasts, projections or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances reflected in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from reports, research surveys, studies and similar data prepared by third parties, industry, medical and general publications, government data and similar sources. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

Summary of Risk Factors

The risks described below are not the only ones facing us. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial, could materially and adversely affect our business, financial condition, results of operations, prospects and stock price. Some of these risks are:

- Our current or future product candidates may fail or suffer delays in clinical development that materially and adversely affect their commercial viability.
- We are a clinical stage therapeutics company with a history of losses. We expect to continue to incur significant losses for the foreseeable future and may never achieve or maintain profitability.
- We may not be successful in our efforts to build a pipeline of drug candidates, and as an organization we have no history of successfully developing drugs.
- The market may not be receptive to our current or potential future drug candidates and we may not generate any revenue from the sale or licensing of our drug candidates.
- If we or others later identify undesirable side effects caused by our current or potential future drug candidates, our ability to market and derive revenue from the drug candidate could be compromised.
- We will need substantial additional funds to discover and advance development of drug candidates and we cannot guarantee that we will have sufficient funds available in the future to develop and commercialize our current or potential future drug candidates.
- If third parties on which we rely to conduct certain preclinical studies and clinical trials do not perform as contractually required, fail to satisfy regulatory or legal requirements or miss expected deadlines, our development program could be delayed with material and adverse impacts on our business and financial condition.
- Because we may rely on third parties, some of which are or may be sole source vendors, for manufacturing and supply of our drug candidates and clinical development materials and commercial supplies, our supply may become limited or interrupted or may not be of satisfactory quantity or quality.
- We face intense competition from entities that have developed or may develop drug candidates for the treatment of the diseases that we are currently targeting or may target in the future. If these companies develop technologies or drug candidates more rapidly than we do, or if their technologies or drug

candidates are more effective, our ability to develop and successfully commercialize drug candidates may be adversely affected.

- If any of our drug candidates is approved for marketing and commercialization in the future and we are unable to develop sales, marketing and distribution capabilities on our own or enter into agreements with third parties to perform these functions on acceptable terms, we will be unable to successfully commercialize any such future products.
- Our present and potential future international operations may expose us to business, political, operational and financial risks associated with doing business outside of the United States.
- Our business could be materially and adversely affected in the future by effects of disease outbreaks, epidemics and pandemics.
- If we are unable to obtain, maintain, enforce or defend intellectual property rights related to our technology and current or future drug candidates, or if our intellectual property rights are inadequate, we may not be able to compete effectively.
- We and the third parties with whom we work are subject to stringent and evolving U.S. and foreign laws, regulations and rules, contractual obligations, industry standards, policies and other obligations related to data privacy and security. Our actual or perceived failure, or that of the third parties with whom we work, to comply with such obligations could lead to government investigations or enforcement actions, which could include civil or criminal penalties, litigation, including class claims, and mass arbitration demands; fines or penalties; or disruptions of our business operations, reputational harm, loss of revenue or profits, adverse publicity and other adverse business consequences, which could negatively affect our operating results and business.
- Our stock price may be volatile and purchasers of our common stock could incur substantial losses.
- Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our technologies or drug candidates.
- Our principal stockholders own a significant percentage of our stock and are able to exert significant control over matters subject to stockholder approval.

Trademarks

This Annual Report on Form 10-K includes trademarks, service marks and trade names owned by us or other companies. All trademarks, service marks and trade names included in this Annual Report on Form 10-K are the property of their respective owners.

PART I

Item 1. Business.

Overview

We are a clinical-stage immunology-based biopharmaceutical company focused on discovering, developing and commercializing novel therapies for patients living with inflammatory and immunological diseases. Our lead drug candidate, RPT904, is a half-life extended monoclonal antibody ("mAb") designed to bind free human immunoglobin E ("IgE"), a key driver of several allergic diseases.

In December 2024, we entered into an exclusive license agreement (the "Jemincare License Agreement") with Shanghai Jemincare Pharmaceutical Co., Ltd ("Jemincare"), a subsidiary of Jiangxi Jemincare Group Co., Ltd., under which we have exclusive rights to develop and commercialize RPT904 worldwide, excluding mainland China, Hong Kong, Macau and Taiwan (together, the "Jemincare Territory"). We believe RPT904 could offer patients a potentially improved therapeutic option compared to omalizumab (Xolair®), an anti-IgE antibody approved for asthma, chronic spontaneous urticaria ("CSU"), chronic rhinosinusitis with nasal polyps and food allergy. In a Phase 1 clinical trial conducted by Jemincare comparing RPT904 and omalizumab, the median half-life of RPT904 was more than two times that of omalizumab at the same dose, and RPT904 demonstrated deeper and more sustained reduction of free IgE and higher total IgE accumulation compared to omalizumab at the same dose. We plan to pursue clinical development of RPT904 initially in food allergy and CSU.

Our oncology drug candidate, tivumecirnon, is an oral small-molecule C-C motif chemokine receptor 4 ("CCR4") antagonist designed to selectively inhibit the migration of immunosuppressive regulatory T cells ("T_{reg}") into tumors. Data from a Phase 2 trial of patients with advanced checkpoint-naïve non-small cell lung cancer ("NSCLC") treated with tivumecirnon in combination with the checkpoint inhibitor pembrolizumab showed greater confirmed objective response rate and progression free survival than what has historically been demonstrated by pembrolizumab monotherapy. We hold worldwide rights to tivumecirnon, with the exception of the exclusive license (the "Hanmi License Agreement") granted to Hanmi Pharmaceutical Ltd. ("Hanmi") in Korea, mainland China, Hong Kong, Macau and Taiwan (together, the "Hanmi Territory"). We are seeking a partner to further develop tivumecirnon outside the Hanmi Territory.

Zelnecirnon, our small molecule CCR4 antagonist for inflammatory disease, was being evaluated in two randomized, placebo-controlled Phase 2 clinical trials in asthma and atopic dermatitis ("AD"). Both trials were placed on clinical hold by the U.S. Food and Drug Administration ("FDA") in February 2024 due to a serious adverse event ("SAE") of liver failure in one patient in the AD trial, and we subsequently closed both trials. In November 2024, based on feedback from the FDA, we ceased development of zelnecirnon. We are currently pursuing different novel CCR4 antagonists that we believe may have improved safety margins.

Our Strategy

- **Advance RPT904 through clinical development to commercialization in food allergy.** Food allergy is a significant and growing health problem in the United States, Europe and throughout the developed world, affecting as much as 10% of the population. Food allergy represents a large and significant unmet need and omalizumab is the only FDA-approved drug to reduce allergic reactions to multiple foods. We believe RPT904, if approved could offer an improved treatment option with a less burdensome dosing regimen than omalizumab and could also treat patients with high IgE or high weight who are not currently eligible to be treated with omalizumab.
- **Expand development of RPT904 into CSU and potentially other inflammatory diseases.** CSU affects 1% of the general population and patients are generally treated first with H1-antihistamines. However, approximately 40% of patients with CSU do not respond to H1-antihistamines, and omalizumab is the only approved biologic drug that can be prescribed as second-line treatment for CSU patients. As with food allergy, we believe RPT904, if approved, could offer an improved treatment option with a less burdensome dosing regimen than omalizumab for patients with CSU.

- **Utilize collaborations and partnerships to support our long-term goals.** We plan to selectively enter into collaborations and partnerships as strategic tools aimed at maximizing the value of our drug candidates.
- **Advance a next-generation CCR4 antagonist to clinical development for a range of inflammatory diseases.** We believe there remains significant unmet medical need and market potential for a safe and efficacious oral agent for the treatment of Th2-driven inflammatory diseases, such as AD, asthma and potentially additional inflammatory diseases.

RPT904 – Our half-life extended anti-IgE monoclonal antibody

RPT904 is a half-life extended anti-IgE monoclonal antibody. IgE plays a role in causing multiple diseases such as food allergy, CSU, asthma and chronic rhinosinusitis. While omalizumab was recently approved to treat food allergy, we believe RPT904, if approved, could provide an improved treatment option with a less burdensome dosing regimen than omalizumab and could be used to treat high-IgE and high-weight patients who are not currently eligible to be treated with omalizumab.

Under the Jemincare License Agreement, we hold exclusive rights worldwide, excluding the Jemincare Territory, to RPT904 and to patent applications with respect to RPT904; any patents that might issue from our licensed patent applications are scheduled to expire in 2041 (not including any applicable patent term extensions, if approved). These patent applications cover the RPT904 composition of matter, pharmaceutical compositions thereof and uses thereof, as well other related compounds. As consideration for the license, we paid Jemincare a $35.0 million upfront license fee and could pay up to $672.5 million in milestone payments as well as tiered royalty payments (at percentages ranging from high single-digit to low double-digit) on future net sales.

Food Allergy Overview

Food allergy is a significant and growing health problem in the United States, Europe and throughout the developed world. It is estimated that over 17 million people in the United States have been diagnosed with a food allergy, including approximately six million children. Approximately 40% of people with a food allergy are allergic to more than one food and approximately half of food-allergic people in the United States have had a severe reaction from their food allergy.

Food allergy occurs when the immune system responds to a harmless food as if it were a threat. In a non-allergic patient, tolerance for food proteins develops early in life and the immune cells do not mount a response when food proteins are detected. In an allergic patient, the immune system is sensitized to one or more food proteins, or allergens ("sensitization" phase). As a result of this sensitization, the patient's immune system produces IgE antibodies, which are directed against that particular allergen. The IgE antibodies bind to mast cells and basophils via its receptor called FcεR1. When an IgE antibody bound to these immune cells encounters the allergen it is directed against the mast cells and basophils are activated and release histamine and other inflammatory mediators which then provoke the symptoms of an allergic reaction ("effector" phase). Symptoms may include hives, swelling, vomiting, abdominal pain, wheezing, breathlessness and lowered blood pressure. Allergic reactions can be triggered by exposure to minute quantities of the relevant food allergen and can be painful, frightening and potentially deadly. Severe and potentially life-threatening reactions are referred to as anaphylaxis, and such reactions require urgent medical attention and often result in treatment at hospital emergency departments.


SENSITIZATION PHASE
EFFECTOR PHASE
Allergen (from many allergenic foods) is first introduced – Immune response is initiated
Anti-IgE
Blocks IgE binding to its receptor
Removes IgE from mast cell surface
Re exposure to allergen– Immediate allergic reaction
FceR1
APC
Th2 Cell
Promotes B cell development
B Cell/ Plasma Cell
Produces IgE antibodies
IgE
Mast Cell
ALLERGIC REACTION

The most common approach to manage food allergy is strict avoidance of food allergens and emergency treatment of allergy symptoms in the event of an accidental exposure. Strict avoidance can be difficult to achieve and the burdens of practicing avoidance can have a substantial negative impact on the quality of life of food-allergic patients and their families. Moreover, accidental exposures, especially in children, remain a common issue, and food-allergic patients typically must carry rescue medication to treat severe and possibly life-threatening allergic reactions. The most widely used rescue medication is epinephrine, which blunts certain symptoms of the allergic reaction but does not treat the allergic reaction itself. While epinephrine is useful as a rescue medication, it may not be sufficient to counteract the effects of the allergic reaction.

Desensitization therapy, which consists of repeated administrations of increasing quantities of an allergen in order to decrease the immune response to that allergen, is the most common proactive approach to treating food allergy. Oral immunotherapy ("OIT"), which involves the oral consumption of increasing doses of a food-based product on a daily basis over a period of months, has the potential to produce a high degree of desensitization and a proprietary form of OIT, Palforzia®, is approved in the United States and the European Union for the treatment of peanut allergy in children aged 4–17 years. OIT, however, has a number of limitations, such as a relatively high rate of systemic side effects, limitations it places on many activities of daily living, including exercise, and unpredictability of tolerance in the setting of intercurrent illness.

Other desensitization approaches under clinical investigation include sublingual immunotherapy ("SLIT"), which involves the administration of increasing amounts of food extract under a patient's tongue, and epicutaneous immunotherapy ("EPIT"), which involves the use of a patch that causes allergens to be absorbed by the skin to initiate desensitization. Both SLIT and EPIT approaches have shown some clinical success with less severe side effect profiles compared to OIT; like OIT, however, they generally are specific to a single food allergen.

Anti-IgE therapy aimed at blocking the binding of IgE to mast cells and basophils is another therapeutic approach. The anti-IgE antibody omalizumab was recently approved by the FDA for the reduction of allergic reactions, including anaphylaxis, that may occur upon accidental exposure to one or more foods in patients with IgE-mediated food allergy. As shown in the graphic above, anti-IgE mAbs such as omalizumab bind to IgE, eliminating most of the IgE in the systemic circulation and preventing IgE from binding to mast cells and basophils; omalizumab also removes allergen-IgE complexes already bound to mast cells, thereby preventing and reducing the release of inflammatory mediators. Omalizumab reduces the availability of all IgE, not just IgE that recognize a specific allergen, so omalizumab can block reactions to multiple food allergens.

Chronic Spontaneous Urticaria Overview

CSU is one of a group of skin conditions that are characterized by hives, redness, itching and swelling, lasting for greater than six weeks. The trigger for CSU is unknown. Symptoms result from the degranulation of dermal mast cells and IgE signaling likely contributes to inappropriate mast cell activation. CSU affects 1% of the general population, with women affected more often than men. Though both children and adults can be diagnosed with CSU, patients typically show initial symptoms in the third to fifth decades of life.

Current treatment guidelines for CSU recommend the use of oral H1-antihistamines as a first-line therapy, with dose escalation of up to four times the standard dose in lower responders. Approximately 40% of patients with CSU do not respond to H1-antihistamines and can be prescribed omalizumab, which maintains an approximately 65% response rate as a second-line treatment. Omalizumab is currently the only FDA-approved biologic for treatment of CSU patients whose disease is inadequately controlled by antihistamines.

RPT904

RPT904 is a half-life extended anti-IgE antibody we are developing for the treatment of food allergy, CSU and potentially other inflammatory diseases. RPT904 was developed by making targeted changes to the omalizumab sequence designed to preserve the epitope of omalizumab while improving drug-like properties, including:

- affinity maturation which resulted in a 4-fold increase in affinity compared to omalizumab in preclinical studies conducted by our partner Jemincare;
- increase in antibody humanization level to reduce the potential for immunogenicity;
- removal of post translational modification sites to improve manufacturability and stability; and
- addition of the YTE mutation in the IgG1 of the Fc region of the antibody to increase the half-life of the antibody.

Preclinical studies

Our partner Jemincare conducted preclinical binding studies to determine the affinity of RPT904 (Jemincare designation JYB1904) to free human IgE and to the neonatal Fc receptor (“FcRn”), which is required for the recirculation of IgG molecules and protects the antibody from degradation. In these studies, as shown below, RPT904 demonstrated an increase in affinity to free human IgE and FcRn.

Sample ID	Loading Sample ID	KD (M)
Omalizumab	FL human IgE	7.357E-09
JYB1904B	FL human IgE	1.885E-09

Sample ID	Loading Sample ID	KD (M)
Omalizumab	human FcRn	6.85E-08
JYB1904B	human FcRn	2.22E-08

In addition, in functional cell-based assays, RPT904 demonstrated an enhanced ability to prevent the degranulation of RBL-2H3/FcεRI cells and release of hexosaminidase, which is known to contribute to the inflammatory response to allergen exposure.


15000
12500
10000
7500
5000
2500
0
MFI
0.001
0.01
0.1
1
10
100
Concentration (ug/mL)
Omalizumab
JYB1904B15
Groupe
IC_{50}(ug/mL)
Omalizumab
1.242
JYB1904B
0.425

RPT904 was also assessed in a non-human primate model of asthma. In this model, the animals were characterized by (i) significant increases in airway resistance and decrease in lung compliance, and (ii) increased levels of free IgE, eosinophils and Th2-associated cytokines in the peripheral blood and the bronchoalveolar lavage fluid ("BALF"), all of which are consistent with the disease. Animals receiving RPT904 demonstrated significantly decreased levels of free IgE, eosinophil and white blood cell counts in the BALF following an intranasal allergen challenge. Importantly, animals receiving RPT904 demonstrated improved respiratory function as measured by airway resistance and dynamic lung compliance.

RPT904 Phase 1 clinical data

Our partner Jemincare conducted a randomized, double-blind, placebo-controlled Phase 1 study in healthy volunteers evaluating single doses of RPT904 ranging from 75 mg to 600 mg (75, 150, 300, 450, 600 mg) administered subcutaneously with six months of follow-up to evaluate safety, pharmacokinetic ("PK"), and pharmacodynamic ("PD") properties of RPT904. The study also included a cohort of healthy volunteers who received a single subcutaneous dose of 150 mg of omalizumab to allow direct comparison of PK and PD properties. At the head-to-head 150 mg dose, RPT904 demonstrated superior (deeper and more prolonged) free IgE reduction and more than twice the half-life (60 days vs 26 days) compared to omalizumab. Our PD modeling suggests that these properties could allow less frequent dosing regimens, such as every 8 weeks or every 12 weeks (Q8W or Q12W, respectively) for RPT904 to achieve similar effects to omalizumab, which currently requires every 2 weeks or every 4 weeks (Q2W or Q4W, respectively) dosing for efficacy.

RPT904: Phase 2b Clinical Trial in Food Allergy

We are planning a double-blind, placebo-controlled Phase 2b trial in patients with at least one documented food allergy (using stringent criteria based on those used in the omalizumab pivotal trial), randomized 2:2:1 to receive RPT904 on a Q8W regimen, RPT904 on a Q12W regimen, or placebo. The primary objective of the study will be to compare the ability to achieve tolerance to a pre-specified threshold of food protein in a double-blind placebo-controlled oral food challenge.

Tivumecirnon—Our Oncology Drug Candidate

Our oncology drug candidate, tivumecirnon, is designed to selectively inhibit the migration of immunosuppressive T_{reg} into tumors, while sparing T_{reg} in healthy tissues and without negatively impacting effector immune cells. T_{reg} represent a dominant pathway for downregulating the immune response. We are focused on developing tivumecirnon in NSCLC, a tumor type that has high levels of T_{reg} and CCR4 ligands, for which we believe there remains significant unmet need. We are seeking a partner to further develop tivumecirnon outside the Hanmi Territory.

We own an issued U.S. composition of matter patent directed to tivumecirnon that is scheduled to expire in 2037 (not including any applicable extensions, if approved). We entered into the Hanmi License Agreement, whereby we granted Hanmi the exclusive rights to develop, manufacture and commercialize tivumecirnon in the Hanmi Territory.

Non-Small Cell Lung Cancer

NSCLC is the most common type of lung cancer, representing 81% of all lung cancer cases in the United States. Squamous cell carcinoma, adenocarcinoma and large cell carcinoma are all subtypes of NSCLC. Lung cancer is one of the leading causes of cancer death for both men and women, with an estimated 127,070 deaths in the United States from lung cancer in 2023. There are approximately 238,000 diagnoses of lung cancer annually in the United States. Despite the availability of numerous therapies, the prognosis remains poor, with an overall five-year survival rate for all patients diagnosed with NSCLC as low as 28%.

Standard therapies include surgery, chemotherapy and radiation therapy. Up to a third of NSCLC patients have tumors with mutations in genes, *e.g.,* epidermal growth factor receptor and anaplastic lymphoma kinase, for which molecularly targeted therapies have been approved, *e.g.,* erlotinib, gefitinib or crizotinib. However, these treatments usually do not result in long-term remissions, and the tumors generally return and become resistant to therapy.

Immunotherapies that target PD-1 or the PD-1 ligand ("PD-L1"), *e.g.*, pembrolizumab, nivolumab and atezolizumab, have been approved for the treatment of patients with advanced or metastatic NSCLC either alone (for previously untreated or treated patients) or in combination with chemotherapy (for previously untreated patients). Treatment with these anti-PD1 agents in NSCLC has resulted in promising activity ranging from approximately 15-30% overall response rates (with the higher response rates in tumors expressing higher levels of PD-L1) in previously treated patients to approximately 40-60% response rates in combination with chemotherapy in previously untreated patients. However, approximately 50-80% of patients do not respond to these therapies, indicating significant unmet medical need remains. NSCLC is a tumor type that has high levels of T_{reg} and CCR4 ligands, which suggests that the presence of T_{reg} may be interfering with an antitumor response.

Tivumecirnon Clinical Trials

FLX475-01: A Phase 1 Clinical Trial of Tivumecirnon in Healthy Volunteers

We completed a placebo-controlled, double-blind dose-escalation Phase 1 clinical trial of tivumecirnon in 104 healthy volunteers. In this Phase 1 trial, tivumecirnon was well tolerated and demonstrated dose-dependent inhibition of CCR4 with no observed immune-related adverse events or significant clinical adverse events.

Oral dosing of tivumecirnon led to linear pharmacokinetics and a clear dose-related inhibition of CCR4 with low subject-to-subject variability. Based on analysis of the multiple dose data, at the 75 mg once-daily dose, 75% receptor occupancy was achieved in six out of six healthy volunteers, which, in our preclinical studies, corresponded with 90% inhibition of in vitro T_{reg} migration and the highest level of inhibition of in vivo T_{reg} migration and antitumor activity.

Tivumecirnon was well tolerated, with no significant lab abnormalities, serious adverse events or dose-limiting clinical adverse events. There was no evidence of autoimmunity or changes in peripheral blood immune cell populations. Sporadic Grade 1 corrected Q-T interval ("QTc") prolongation was observed in nearly every cohort, including placebo. No QTc prolongation greater than Grade 1 was observed in 14-day multiple ascending dose cohort doses through 300/100 mg (300 mg Day 1 loading dose followed by 100 mg once daily), including the projected efficacious dose of 75 mg once daily. At the highest dose (300/150 mg) correlating with exposures three to five times that needed to achieve efficacious exposure, two subjects out of six dosed with tivumecirnon met QTc stopping criteria (greater than 60 msec prolongation from baseline, one of whom also exhibited a transient Grade 2 QTc prolongation), which were asymptomatic and not associated with arrhythmia or any other adverse event.

Annual Report

FLX475-02: A Phase 1/2 Dose Escalation and Expansion Study of Tivumecirnon Alone and in Combination with Pembrolizumab in Advanced Cancer

We also conducted a Phase 1/2 trial of tivumecirnon as monotherapy and in combination with pembrolizumab for various advanced cancers.

The Phase 1 portion of the trial was a standard dose escalation study intended primarily to evaluate safety, pharmacokinetics and pharmacodynamics in patients with multiple tumor types. A total of 37 patients with cancers of different types were enrolled. Nineteen patients were treated with one of four doses (25 mg, 50 mg, 75 mg or 100 mg once daily) of tivumecirnon monotherapy and 18 were treated with one of three doses (50 mg, 75 mg or 100 mg once daily) of tivumecirnon in combination with the standard dose of pembrolizumab. The Phase 1 results showed tivumecirnon had a favorable safety profile, with no maximum tolerated dose reached. Two dose-limiting toxicities ("DLTs") of asymptomatic QTc prolongation were observed in the monotherapy cohorts, one in the 75 mg cohort and one in the 100 mg cohort. No DLTs were observed in the Phase 1 combination cohorts. Based on the Phase 1 data, 100 mg was selected as the recommended Phase 2 dose for both the monotherapy and combination therapy cohorts.

Drug exposures were roughly dose-proportional and consistent with the previous Phase 1 study in healthy volunteers. The majority of patients on the 75 mg daily dose reached the targeted exposure level. Receptor occupancy of CCR4 on T_{reg} was also proportional to tivumecirnon exposure levels and consistent with that previously observed in healthy volunteers.

In the Phase 1 portion of the trial, of 17 evaluable monotherapy patients, there was one unconfirmed partial response in a patient with relapsed metastatic cervical cancer. Of 14 evaluable patients in the combination cohorts, there were two confirmed partial responses: a patient with NSCLC who had progressed on prior anti-PD1 checkpoint treatment (atezolizumab) and who at the time of disclosure was on study for 18 months of treatment, and a patient with checkpoint inhibitor-naïve urothelial cancer who at the time of disclosure was on study for over nine months of treatment.

Phase 2 Data in Checkpoint Inhibitor-Naive Non-Small Cell Lung Cancer

The Phase 2 portion of the Phase 1/2 trial was designed to evaluate tivumecirnon as monotherapy and in combination with pembrolizumab in patients with several cancer types including NSCLC. Patients were dosed with tivumecirnon as monotherapy (100 mg once daily) or in combination with pembrolizumab (100 mg once daily and a standard regimen of pembrolizumab).

In December 2024, we completed the enrollment and follow-up of patients with CPI-naïve NSCLC treated with the combination of tivumecirnon and the anti-PD1 checkpoint-inhibitor pembrolizumab. In this cohort of NSCLC patients, 36 patients were evaluable for efficacy, of whom 20 were PD-L1 positive (TPS ≥ 1%). In these PD-L1 positive patients, the combination of tivumecirnon and pembrolizumab showed a 45% (9/20) confirmed ORR and a median PFS of 6.5 months. For comparison, historical pembrolizumab monotherapy activity in checkpoint inhibitor-naïve and previously treated NSCLC patients showed a confirmed ORR of 18% and a median PFS of 4.0 months. The confirmed ORRs for the combination of tivumecirnon and pembrolizumab in the PD-L1 low and high subsets were 44% (7/16) and 50% (2/4), respectively. For comparison, the ORR for pembrolizumab monotherapy in the PD-L1 low and high subsets has been previously reported as 10% and 30%, respectively.

The combination of tivumecirnon and pembrolizumab was well tolerated in this Phase 2 NSCLC cohort. The most common treatment-emergent adverse event deemed related to study treatment was QT prolongation, which was asymptomatic and reversible.



Positive Phase 2 Clinical Efficacy Data in CPI-Naïve NSCLC
Revised Data Cutoff 17MAY2024
BOR All Evaluable (n=36)
20% Target growth
30% Target Reduction
TPS > 50%
TPS 1- 49%
TPS <1%
Missing
*Non-target progression
Change from Baseline in Target Lesions (%), 22NOV2023
Overall confirmed ORR 31% (11/36), regardless of PD-L1 status
BOR PD-L1+ (n=20)
20% Target growth
30% Target Reduction
TPS > 50%
TPS 1- 49%
Change from Baseline in Target Lesions (%), 22NOV2023
PD-L1+ confirmed ORR = 45% (9/20)
PD-L1+ mPFS = 6.5 mo, mOS 20.0 mo

Other Efficacy Data Reported from Phase 1/2 Study

In December 2022, we reported data from the Phase 1/2 trial from six patients with EBV+ NK/T cell lymphoma treated with tivumecirnon monotherapy. Of these six patients, there were four responses, with two durable complete metabolic responses (CMR), one unconfirmed CMR and one unconfirmed partial metabolic response.

Safety Data from Phase 1/2 Study

Tivumecirnon has demonstrated a favorable safety profile with once-daily oral dosing both as monotherapy and in combination with pembrolizumab, with no new significant safety findings compared to those previously reported in healthy volunteers and in patients from the Phase 1 portion of the trial. The only adverse event deemed related to the trial treatment was QT prolongation, which was asymptomatic and reversible. As of December 2024, tivumecirnon has been dosed in more than 300 patients with various advanced cancers and has been generally well tolerated, and the combination with pembrolizumab has not increased immune-related toxicity beyond that expected with pembrolizumab alone.

Biomarker Data from Phase 1/2 Trial

Biomarker data obtained from the patients in the Phase 1/2 trial may inform the generation of a companion diagnostic that could potentially be used to prospectively select for patients who may be more likely to respond to tivumecirnon therapy in a future study, thus increasing the chances of a positive trial result and regulatory approval. Key biomarkers include the CD8:T_{reg} ratio as detected by immunohistochemistry or transcriptomics, and exploratory analyses including immune phenotyping and T cell clonality. Preliminary data from our measure of CD8 and T_{reg} by IHC indicate an increase in the CD8:T_{reg} ratio in the majority of monotherapy patients with paired tumor biopsies from both the Phase 1 and Phase 2 portions of the ongoing Phase 1/2 trial. This suggests activity consistent with our intended mechanism of action and potentially beneficial changes in the TME. Analysis of transcriptomic data from biopsies obtained from CPI-naïve patients prior to treatment suggest that higher levels of T_{reg} at baseline correlate with improved response. Analysis of T_{reg} in peripheral blood of patients prior to treatment indicate that subjects with lower levels had better progression-free survival than those with higher levels. Both of these findings are consistent with our T_{reg}-focused mechanism of action and contrasted with reported data for pembrolizumab, suggesting specificity for tivumecirnon. These observations will require further validation in subsequent studies.

Increases in the CD8:T_{reg} Ratio Observed in Paired Tumor Biopsies from Patients Treated with Tivumecirnon Monotherapy


CD8/FoxP3
58,000%
54,000%
50,000%
600%
400%
200%
0%
Pre
On
TIVU
FoxP3+ CD8+

Next-Generation CCR4 Antagonist for Inflammatory Diseases

We have identified the cell surface receptor CCR4 as a drug target that potentially has broad applicability in inflammatory diseases. Receptors such as CCR4 bind to chemokines that orchestrate migration and homing of immune cells to specific tissues throughout the body. Chemokines specific for CCR4 are secreted from inflamed tissues but are not highly expressed in healthy tissues. Th2 cells produce inflammatory cytokines such as IL-13, express high levels of CCR4 and are clinically validated drivers of many inflammatory diseases, including AD, asthma, CSU, CRSwNP, alopecia areata, prurigo nodularis and eosinophilic esophagitis. When a pathogen comes into contact with the skin or mucosal lining of the nose or lungs, innate immune cells and antibodies that recognize the pathogen initiate a release of inflammatory cytokines. While this Th2 response may be highly effective against foreign pathogens, particularly parasites, sometimes the body overreacts to benign substances in this way, resulting in a significant influx of Th2 cells, leading to highly inflammatory conditions. We believe there is an unmet need in the treatment landscape for a safe and efficacious oral therapy for the long-term treatment of these inflammatory diseases and that an oral, small molecule CCR4 antagonist designed to block the migration of inflammatory Th2 cells into inflamed tissues, can, if approved, fill this unmet need. We are currently pursuing different novel CCR4 antagonists.

Intellectual Property

We strive to protect the proprietary technology, inventions and improvements that are commercially important to our business, including obtaining, maintaining, enforcing and defending our intellectual property rights, including patent rights, whether developed internally or licensed from third parties. We rely, in part, on trade secrets and know-how relating to our proprietary technology and drug candidates and continuing innovation to develop, strengthen and maintain our proprietary position. We also plan to rely, in part, on data exclusivity, market exclusivity and patent term extensions if and when available. Our commercial success will depend in part on our and our partners' ability to obtain and maintain patent and other intellectual property protection for our and our partners' licensed technology, inventions and improvements; to preserve the confidentiality of our trade secrets; to defend and enforce our proprietary rights, including any patents that we own or license or for which we may obtain ownership or a license to in the future; and to operate without infringing, misappropriating or otherwise violating the valid and enforceable patents and other intellectual property rights of third parties. Intellectual property rights may not address all potential threats to our competitive advantage.

RPT904

As of December 31, 2024, we have exclusively licensed one pending U.S. patent application directed to RPT904 and other related compounds, pharmaceutical compositions comprising the same and therapeutic methods of using the same for the treatment of diseases associated with abnormal IgE levels; and thirteen corresponding pending patent applications in Australia, Brazil, Canada, China, Europe (European Patent Convention), Hong Kong, Israel, India, Japan, South Korea, New Zealand, Singapore and Taiwan. Any patents that may issue from our licensed pending applications worldwide are scheduled to expire in 2041, excluding any additional term for patent term adjustment(s) or extension(s), and assuming payment of all applicable maintenance or annuity fees.

Tivumecirnon

As of December 31, 2024, we own two issued U.S. patents directed to tivumecirnon and other related compounds, pharmaceutical compositions comprising the same and therapeutic methods of using the same for the treatment of diseases including cancers; one corresponding pending patent application in the U.S. and three corresponding pending patent applications in Canada, Israel and Japan; and 37 corresponding issued patents in Australia, China, Hong Kong, 23 countries through the European Patent Convention, India, Japan, South Korea, Macao, Mexico, New Zealand, Singapore, South Africa and Taiwan. Our issued U.S. patents, and any patents that may issue from our pending applications worldwide, are scheduled to expire in 2037, excluding any additional term for patent term adjustment(s) or extension(s), and assuming payment of all applicable maintenance or annuity fees.

We also own one granted U.S. patent, one U.S. patent application, corresponding issued patents in China and South Africa and 13 corresponding pending patent applications in Australia, Brazil, Canada, Hong Kong, the European Patent Convention, India, Israel, Japan, South Korea, Mexico, New Zealand, Singapore and Taiwan directed to polymorphic forms of tivumecirnon and formulations thereof. Any patents that may issue from these pending applications, in the United States and worldwide, are scheduled to expire in 2040, excluding any additional term for patent term adjustment(s) or extension(s).

In addition to the composition of matter patents and patent applications described above, as of December 31, 2024, we own one issued U.S. patent, six corresponding patents issued in Australia, Israel, Mexico, New Zealand, South Africa and Taiwan, and 9 corresponding pending patent applications in Brazil, Canada, China, Hong Kong, the European Patent Convention, Japan, South Korea, and Singapore, all directed to the use of CCR4 antagonists generally, including tivumecirnon specifically, in therapeutic methods of treating EBV positive cancers. Any patents that may issue from these pending applications, in the United States and worldwide, are scheduled to expire in 2038, excluding any additional term for patent term adjustment(s) or extension(s).

All of the above-mentioned patents and applications remain in force subject to us making timely payment of all applicable maintenance and annuity fees.

Any of our provisional patent applications are not eligible to become issued patents until, among other things, we file a non-provisional patent application within 12 months of filing the related provisional patent application. If we do not timely file any non-provisional patent application, we may lose our priority date with respect to any such provisional patent application and any patent protection on the inventions disclosed in any such provisional patent application. With respect to our drug candidates, we intend to develop and commercialize in the normal course of business, we intend to pursue patent protection covering, when possible, compositions, methods of use, dosing and formulations. We may also pursue patent protection with respect to manufacturing and drug development processes and technologies. Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies. We may not be able to obtain patent protections for our compositions, methods of use, dosing and formulations, manufacturing and drug development processes and technologies throughout the world. Issued patents can provide protection for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance and the legal term of patents in the countries in which they are obtained. In general, patents issued for applications filed in the United States expire 20 years after the earliest effective filing date. In addition, in certain instances, the term of an issued U.S. patent that covers or claims an FDA approved product can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period, which is called patent term extension. The restoration period cannot be longer than five years and the total patent term, including the restoration period, must not exceed 14 years following FDA approval. For more information regarding patent term extensions, please see "Business—U.S. Patent Term Restoration and Marketing Exclusivity" below. The term of patents outside of the United States varies in accordance with the laws of the foreign jurisdiction, but typically is also 20 years from the earliest effective filing date. However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent. The patent term may be inadequate to protect our competitive position on our products for an adequate amount of time.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the scope of claims allowable in patents in the field of biopharmaceuticals has emerged in the United States. The relevant patent laws and their interpretation outside of the United States is also uncertain. Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our technology or drug candidates and could affect the value of such intellectual property. In particular, our ability to stop third parties from making, using, selling, offering to sell or importing products that infringe our intellectual property will depend in part on our success in obtaining, maintaining, enforcing and defending patent claims that cover our technology, inventions and improvements. We cannot guarantee that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications we may file in the future, nor can we ensure that any patents that may be granted to us in the future will be commercially useful in protecting our products, the methods of use or manufacture of those products. Moreover, any issued patents we obtain do not guarantee us the right to practice our technology in relation to the commercialization of our products. Patent and other intellectual property rights in the pharmaceutical and biotechnology space are evolving and involve many risks and uncertainties. For example, third parties may have blocking patents that could be used to prevent us from commercializing our drug candidates and practicing our proprietary technology, and our patent rights may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or could limit the term of patent protection that otherwise may exist for our drug candidates. In addition, the scope of the rights granted under any issued patent that we own or license, now or in the future, may not provide us with protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies that are outside the scope of the rights granted under any issued patents we obtain. For these reasons, we may face competition with respect to our drug candidates. Moreover, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any particular drug candidate can be commercialized, any patent protection for such product may expire or remain in force for only a short period following commercialization, thereby reducing the commercial advantage the patent provides.

In addition to patent protection, we rely upon unpatented trade secrets and confidential know-how and continuing technological innovation to develop and maintain our competitive position. However, trade secrets and confidential information are difficult to protect. We seek to protect our proprietary information, in part, using confidentiality agreements with collaborators, scientific advisors, employees and consultants, and invention assignment agreement with our employees. We also have agreements requiring assignment of inventions with selected consultants, scientific advisors and collaborators. These agreements may not provide meaningful protection. These agreements may also be breached, and we may not have an adequate remedy for any such breach. In addition, our trade secrets and/or confidential know-how may become known or be independently developed by a third party or misused by any collaborator to whom we disclose such information. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or drug candidates or obtain or use information that we regard as proprietary. Although we take steps to protect our proprietary information, third parties may independently develop the same or similar proprietary information or may otherwise gain access to our proprietary information. As a result, we may be unable to meaningfully protect our trade secrets and proprietary information.

License Agreement with Jemincare

In December 2024, we entered into the Jemincare License Agreement. Subject to certain retained rights, Jemincare granted us: (1) the exclusive and sublicensable rights to develop, manufacture, commercialize and otherwise exploit Jemincare's anti-IgE monoclonal antibody RPT904 (together with certain related molecules, the "Licensed Molecules") throughout the world (except the Jemincare Territory) for any and all uses; (2) the non-exclusive and sublicensable rights to develop the Licensed Molecules in the Jemincare Territory solely for the purposes of exploiting the Licensed Molecules in our territory; and (3) the non-exclusive and sublicensable rights to manufacture the Licensed Molecules in the Jemincare Territory solely for the purposes of exercising our rights in the foregoing (1) and (2).

As consideration for the rights granted to us by Jemincare, we paid Jemincare $35.0 million, an upfront license fee, and could pay up to $672.5 million in additional milestone payments as well as tiered royalty payments (at percentages ranging from high single-digit to low double-digit) on future net sales. The additional milestone payments include $1.5 million upon the completion of manufacturing technology transfer, up to $226.0 million upon the achievement of specified development and regulatory milestones, and up to $445.0 million upon the achievement of specified commercial milestones. Royalty payments will be payable on a product-by-product and country-by-country basis during the period commencing on the first commercial sale and continuing until the later of: (a) the 10-year anniversary of the date of such first commercial sale; (b) the expiration of the relevant patent claims; and (c) the expiration of the relevant regulatory exclusivity (the "Jemincare Royalty Term"). Subject to a certain floor, royalty payments will be reduced by specified percentages for patent expiration, biosimilar entry, payments for third party intellectual property, compulsory sublicenses or drug pricing programs. The Jemincare License Agreement will expire on a product-by-product and country-by-country basis upon the expiration of the applicable Jemincare Royalty Term, unless the agreement is earlier terminated by Jemincare or us in accordance with the agreement. Subject to certain exceptions and requirements, the Jemincare License Agreement may be terminated: by us for any or no reason, by a party for the other party's material breach that is not cured within certain days, by a party for the other party's bankruptcy, insolvency, dissolution, liquidation or winding up; or by Jemincare if we or any of our affiliates or sublicensees challenges the validity, enforceability or patentability of any licensed patent. Upon termination of the Jemincare License Agreement, the rights granted to us by Jemincare and any sublicenses granted by us will terminate.

Collaboration and License Agreement with Hanmi

In December 2019, we entered into the Hanmi License Agreement, with Hanmi, a corporation organized under the laws of the Republic of Korea, pursuant to which we granted Hanmi an exclusive license to develop, manufacture and commercialize tivumecirnon and related compounds and products with respect to human cancers in the Hanmi Territory, and certain sublicense rights. In consideration of such rights, under the agreement we received $10.0 million in an upfront payment and milestone payment, and will be eligible to receive (i) additional contingent payments of up to $108.0 million upon the achievement of specified milestones, consisting of up to $48.0 million based on the dosing of the first patient in a Phase 3 clinical trial in the Hanmi Territory and the filing and approval of a new drug application in the Hanmi Territory and up to $60.0 million based on annual net sales, and (ii) low double-digit royalties on future net sales of tivumecirnon in the Hanmi Territory. Royalties will be payable on a product-by-product and country-by-country basis for a period commencing with the first commercial sale until the latest of (a) the expiration of the relevant patent right, (b) the expiration of regulatory or data exclusivity granted by the applicable governmental authority, and (c) five years from such first commercial sale (such period being the "Royalty Term" for such product and country); provided that the royalties will be reduced (x) by 50% if the product in question is not covered by a valid claim during the Royalty Term in the applicable country, (y) in connection with a license obtained from such third party in order to develop, manufacture or commercialize tivumecirnon in the Hanmi Territory and (z) by a percentage dependent on any generic products' market share in the Hanmi Territory. If we sponsor Phase 3 clinical trials for tivumecirnon for human cancers, Hanmi will have the right to participate in such trials in the Hanmi Territory. We will supply tivumecirnon for use in Hanmi's Phase 2 clinical trials and Hanmi will reimburse us for our manufacturing costs. If requested, we will facilitate technology transfer to Hanmi for their manufacture of tivumecirnon product for Phase 3 trials and commercialization. The term of the agreement will continue until Hanmi's royalty payment obligations have expired, unless sooner terminated by Hanmi for convenience, safety reasons, if we abandon our development of tivumecirnon and related products, if we do not consent to Hanmi's use of tivumecirnon in any study required by applicable governmental authorities, or breach by us of our representations and warranties under the agreement. The agreement may also be terminated by either party in connection with a material breach by, or insolvency of, the other party. If Hanmi terminates the agreement with cause or for our abandonment of development of tivumecirnon and related products, material breach or insolvency, Hanmi will retain a perpetual license to certain our intellectual property related to tivumecirnon.

Clinical Trial Collaboration and Supply Agreement with Merck

In November 2018, we entered into a clinical trial collaboration and supply agreement with MSD International GmbH, an affiliate of Merck (known as MSD outside the United States and Canada), under which we conducted a clinical trial evaluating tivumecirnon as monotherapy and in combination with pembrolizumab (KEYTRUDA®), Merck's anti-PD-1 therapy, in patients with advanced cancers. In March 2022 and February 2024, we and Merck amended the agreement to provide for additional supply of pembrolizumab. We are the sponsor of the clinical trial and are responsible for the costs of conducting it, and Merck supplied pembrolizumab for use in the clinical trial at no charge to us. Neither party has any other obligations to reimburse any costs or expenses incurred by the other party. We retain ownership of the quantities of tivumecirnon used in the clinical trial and we own the quantities of pembrolizumab supplied to us by Merck for use in the clinical trial. The agreement provides for joint ownership of any inventions, clinical data and results generated in the clinical trial that relate to the combined use of the two drugs. Merck will solely own any inventions generated in the clinical trial that relate solely to pembrolizumab and all data resulting from testing performed by or on behalf of Merck upon samples collected during the clinical trial. We will solely own any inventions generated in the clinical trial that relate solely to tivumecirnon, clinical data resulting from the use of tivumecirnon as monotherapy, and from all data resulting from testing performed by or on behalf of us upon samples collected during the clinical trial. The term of the agreement continues until delivery of the final report for the clinical trial, provided that either party may terminate the agreement due to the other party's uncured material breach, a violation of anti-corruption obligations, patient safety concerns, regulatory action that prevents supply of such party's compound, or such party's termination of its compound's development or withdrawal of its compound's regulatory approval. Merck may also terminate the agreement if we fail to make any changes to the clinical trial protocol regarding the use of pembrolizumab that are reasonably requested by Merck to address any concern raised by Merck that pembrolizumab is being used in the clinical trial in an unsafe manner.

Competition

The biotechnology and pharmaceutical industries, including the inflammatory disease and oncology fields, are characterized by rapidly advancing technologies, strong competition and an emphasis on intellectual property protection. We face substantial competition from many different sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions, governmental agencies and public and private research institutions. We believe that the key competitive factors affecting the success of any of our drug candidates will include patient selection strategies, efficacy (single and combination strategies), safety profile, method of administration, cost, level of promotional activity and intellectual property protection.

RPT904 is a novel long-acting anti-IgE monoclonal antibody intended to treat allergic diseases, including food allergy and CSU. If approved for food allergy, we could face branded competition from omalizumab (Xolair) and an FDA-approved peanut allergen powder used in OIT (Palforzia®). In addition, it is likely that omalizumab biosimilars will become available before RPT904 is approved. There are several companies developing anti-IgE treatments that may be approved for food allergy and CSU, including LongBio Pharma, United Biopharma and Yuhan. Additionally, some food allergen specific immunotherapies are currently in development and may be approved. If approved for CSU, we could face branded competition from omalizumab, as well as biosimilars. There are several large and specialty pharmaceutical companies, as well as biotechnology companies, with products in late-stage clinical development for CSU, including Sanofi, Novartis, Otsuka, and Celldex.

If approved, tivumecirnon will compete with current therapies approved for the treatment of cancer, particularly immuno-oncology. Potential immuno-oncology therapeutics are being developed or marketed by many large and specialty pharmaceutical and biotechnology companies such as AstraZeneca, Bristol-Myers Squibb, Merck, Novartis, Pfizer and Roche/Genentech. Additionally, there is one approved CCR4-targeting T_{reg}-depleting antibody, mogamulizumab developed by Kyowa Hakko Kirin, as well as other T_{reg}-targeting agents currently in early development by companies such as Agenus/Gilead and Tusk/Roche.

Many of the companies against which we may compete have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trials sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Government Regulation

Our business activities are subject to various laws, rules and regulations of the United States as well as of foreign governments. Compliance with existing or future governmental regulations, including, but not limited to, those pertaining to product development and approval, business acquisitions, healthcare, consumer and data protection, employee health and safety and taxes, could have a material impact on our business.

The FDA and other regulatory authorities at federal, state and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of drug products such as those we are developing. We, along with third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval or licensure of our drug candidates.

The process required by the FDA before drug candidates may be marketed in the United States generally involves the following:

- completion of preclinical laboratory tests and animal studies performed in accordance with the FDA's current Good Laboratory Practices ("GLP"), regulation;
- submission to the FDA of an Investigational New Drug application ("IND"), which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;
- approval by an independent Institutional Review Board ("IRB") or ethics committee at each clinical site before the trial is commenced;
- performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug candidate for its intended purpose;
- preparation of and submission to the FDA of a New Drug Application ("NDA") or Biologics License Application ("BLA") after completion of all pivotal clinical trials;
- a determination by the FDA within 60 days of its receipt of an NDA or BLA to file the application for review;
- satisfactory completion of an FDA Advisory Committee review, if applicable;
- satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with cGMP, and of selected clinical investigation sites to assess compliance with Good Clinical Practices ("GCP"); and
- FDA review and approval of the NDA or BLA to permit commercial marketing of the product for particular indications for use in the United States.

Preclinical and Clinical Development

Prior to beginning the first clinical trial with a drug candidate, we must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical trials. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology and pharmacodynamic characteristics of the product; chemistry, manufacturing and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site and must monitor the study until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries.

For purposes of NDA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

- *Phase 1*—The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses and, if possible, to gain early evidence on effectiveness.
- *Phase 2*—The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials. Some trials may combine aspects of Phase 1 and Phase 2 into a single clinical trial that can examine both safety in healthy volunteers and safety and preliminary efficacy in patients with a specific disease.
- *Phase 3*—The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

A registrational trial is a clinical trial that adequately meets regulatory agency requirements for the evaluation of a drug candidate's efficacy and safety such that it can be used to justify the approval of the drug. Generally, registrational trials are Phase 3 trials but may be Phase 2 trials if the trial design provides a reliable assessment of clinical benefit, particularly in situations where there is an unmet medical need.

In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase 4 studies may be made a condition to approval of the NDA or BLA. Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the characteristics of the product and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, must develop methods for testing the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product does not undergo unacceptable deterioration over its shelf life.

NDA and BLA Submission and Review

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of an NDA (for a small molecule) or BLA (for a biologic) requesting approval to market the product for one or more indications. The application must include all relevant data available from pertinent preclinical and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product's chemistry, manufacturing, controls, and proposed labeling, among other things. A determination by the FDA within 60 days of the receipt of an NDA or BLA to file the application for review for its completeness is initiated at the time of submission. If the FDA determines there is significance to the missing or incomplete information in the context of the proposed product, the proposed indication(s) and the amount of time needed to address any given deficiency, it can issue a refusal-to-file letter. The submission of an NDA requires payment of a substantial application user fee to the FDA, unless a waiver or exemption applies.

Once an NDA or BLA has been submitted, the FDA's goal is to review standard applications within ten months after it accepts the application for filing or, if the application qualifies for priority review, six months after the FDA accepts the application for filing. In both standard and priority reviews, the review process is often significantly extended by FDA requests for additional information or clarification. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective, and for a BLA, whether it is safe, pure and potent (effective). The FDA may convene an advisory committee to provide clinical insight on application review questions. Before approving an NDA or BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an application, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates an application and conducts inspections of manufacturing facilities where the product will be produced, the FDA may issue an approval letter or a Complete Response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response letter will describe all of the deficiencies that the FDA has identified in the application. In issuing the Complete Response letter, the FDA may recommend actions that the applicant might take to place the application in condition for approval, including requests for additional information or clarification. The FDA may delay or refuse approval of an application if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA requires a Risk Evaluation and Mitigation Strategy ("REMS") to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use and could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product's safety and effectiveness after commercialization and may limit further marketing of the product based on the results of these post-marketing studies.

Expedited Development and Review Programs

The FDA offers several expedited development and review programs for qualifying drug candidates. The fast track program is intended to expedite or facilitate the process for reviewing new products that meet certain criteria. Specifically, new products are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a fast track product has opportunities for frequent interactions with the review team during product development and, once an NDA or BLA is submitted, the product may be eligible for priority review. A fast track product may also be eligible for rolling review, where the FDA may consider for review sections of the NDA or BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections, the FDA agrees to accept sections and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA or BLA.

A product intended to treat a serious or life-threatening disease or condition may also be eligible for breakthrough therapy designation to expedite its development and review. A product can receive breakthrough therapy designation if preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product, including involvement of senior managers.

Any product is eligible for priority review if it has the potential to provide a significant improvement in the treatment, diagnosis or prevention of a serious disease or condition compared to marketed products. For products containing new molecular entities, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date (compared with ten months under standard review).

Additionally, products studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled post-marketing clinical trials to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. In addition, the FDA currently requires, as a condition for accelerated approval, pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States or more than 200,000 individuals in the United States for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for this type of disease or condition will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting an NDA or BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusive approval (or exclusivity), which means that the FDA may not approve any other applications, including a full NDA or BLA, to market the same drug for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the application user fee.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Post-Approval Requirements

Any products manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing user fee requirements, under which FDA assesses an annual program fee for each product identified in an approved NDA or BLA. Drug and biologic manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

- restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;
- fines, warning letters or holds on post-approval clinical trials;
- refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;
- product seizure or detention, or refusal of the FDA to permit the import or export of products; or
- injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising and promotion of biologics and drugs. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. However, companies may share truthful and not misleading information that is otherwise consistent with a product's FDA-approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product's labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer's communications on the subject of off-label use of their products.

U.S. Patent Term Restoration and Marketing Exclusivity

The term of a patent depends upon the laws of the country in which it is issued. In most jurisdictions, a patent term is 20 years from the earliest filing date of a non-provisional patent application. Depending upon the timing, duration and specifics of the FDA approval of our drug candidates, one or more issued U.S. patents we obtain may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years beyond the normal expiration of the patent, limited to the approved indication (or any additional indications approved during the period of extension), as compensation for patent term lost during the FDA regulatory review process. The patent term restoration period granted on a patent covering a product is generally one-half the time between the effective date of an IND and the submission date of an NDA or BLA, plus the time between the submission date of an NDA or BLA and the ultimate approval date of that application. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date. Only one patent applicable to an approved product is eligible for extension and only those claims covering the approved product, a method for using it or a method for manufacturing it may be extended. Additionally, the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we intend to apply for restoration of patent term for an issued patent we own and, if eligible for such restoration, to add patent term beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA or BLA. There can be no assurance that any of our pending patent applications will be issued or that we will benefit from any patent term extension.

Marketing exclusivity provisions under the United States Federal Food, Drug, and Cosmetic Act ("FDCA") can also delay the submission or the approval of certain marketing applications for competing products. The Biologics Price Competition and Innovation Act provides twelve years of reference product exclusivity to the first applicant to obtain approval of a new biologic. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application ("ANDA") or 505(b)(2) NDA submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovator drug or for another indication. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder. The FDCA also provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA, if new clinical investigations, other than bioavailability studies, which were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) applications for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness. Orphan drug exclusivity, as described below, may offer a seven-year period of marketing exclusivity, except in certain circumstances. Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued "Written Request" for such a trial.

European Drug Development

In Europe, our future drugs may also be subject to extensive regulatory requirements. As in the United States, medicinal products can only be marketed if a marketing authorization from the competent regulatory agencies has been obtained.

Similar to the United States, the various phases of preclinical and clinical research in Europe are subject to significant regulatory controls. Clinical Trials Regulation 536/2014 seeks to simplify and streamline the approval of clinical trials in the European Union. For example, the sponsor shall submit a single application for approval of a clinical trial via the EU Portal. As part of the application process, the sponsor shall propose a reporting Member State who will coordinate the validation and evaluation of the application. The reporting Member State shall consult and coordinate with the other concerned Member States. If an application is rejected, it can be amended and resubmitted through the EU Portal. If an approval is issued, the sponsor can start the clinical trial in all concerned Member States. However, a concerned Member State can in limited circumstances declare an "opt-out" from an approval. In such a case, the clinical trial cannot be conducted in that Member State. The Regulation also aims to streamline and simplify the rules on safety reporting and introduces enhanced transparency requirements such as mandatory submission of a summary of the clinical trial results to the EU Database.

European Drug Review and Approval

In the European Economic Area ("EEA"), which is comprised of the 27 Member States of the European Union plus Norway, Iceland and Liechtenstein, medicinal products can only be commercialized after obtaining a Marketing Authorization ("MA"). There are two types of marketing authorizations.

The Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use ("CHMP") of the EMA and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of drugs, such as biotechnology medicinal drugs, orphan medicinal drugs and medicinal drugs containing a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune and viral diseases. The Centralized Procedure is optional for drugs containing a new active substance not yet authorized in the EEA or for drugs that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union.

National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for drugs not falling within the mandatory scope of the Centralized Procedure. Where a drug has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in other Member States through the Mutual Recognition Procedure. If the drug has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure, an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State ("RMS"). The competent authority of the RMS prepares a draft assessment report, a draft summary of the drug characteristics ("SPC"), and a draft of the labeling and package leaflet, which are sent to the other Member States ("Member States Concerned") for their approval. If the Member States Concerned raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling, or packaging proposed by the RMS, the drug is subsequently granted a national MA in all the Member States (*i.e.*, in the RMS and the Member States Concerned).

Under the above-described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the drug on the basis of scientific criteria concerning its quality, safety and efficacy.

European Chemical Entity Exclusivity

In Europe, new chemical entities, sometimes referred to as new active substances, qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. This data exclusivity, if granted, prevents regulatory authorities in the European Union from referencing the innovator's data to assess a generic application for eight years, after which generic marketing authorization can be submitted, and the innovator's data may be referenced but not approved for two years. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

Data Privacy and Security

In the ordinary course of business, we and the third parties with whom we work collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit and share (collectively, process) personal data, such as clinical trial data and other health data. Accordingly, we may be subject to numerous data privacy and security obligations, which may include federal, state, local and foreign laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements and other obligations related to data privacy and security.

These frameworks are evolving and may impose potentially conflicting obligations. Such obligations may include, without limitation, the Federal Trade Commission Act, the European Union's General Data Protection Regulation ("EU GDPR") and the United Kingdom's GDPR ("UK GDPR") (collectively, "GDPR"), Australia's Privacy Act, data breach notification laws and other similar laws (e.g., wiretapping laws). Further, the federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), as amended by the Health Information Technology for Economic and Clinical Health Act ("HITECH"), imposes specific requirements relating to the privacy, security and transmission of individually identifiable health information. In addition, several U.S. states, have enacted comprehensive data privacy laws, and similar laws are being considered at the federal, state and local levels.

Additionally we are, and may in the future become, subject to privacy regimes in other jurisdictions in Asia, including the Personal Information Protection Law (“PIPL”) of the People’s Republic of China, the Personal Information Protection Act (“PIPA”) in the Republic of Korea, Taiwan's Personal Data Protection Act (“PDPA”), Thailand's Personal Data Protection Act (“TPDPA”) and Hong Kong's Personal Data Privacy Ordinance (“PDPO”).

The GDPR is an example of the increasingly stringent and evolving regulatory frameworks related to personal data processing that may increase compliance obligations and exposure for any noncompliance, both for us and the third parties with whom we work. European data privacy and security laws (including the GDPR) impose significant and complex compliance obligations on companies that are subject to those laws, notably with respect to the processing of health-related data from EEA or UK-based individuals.

Additionally our information technology systems and those of third parties with whom we work face a variety of evolving threats, including but not limited to ransomware attacks, which could result in security incidents. While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. Applicable data privacy and security obligations may require us, or we may voluntarily choose, to notify relevant stakeholders, including affected individuals, customers, regulators and investors, of security incidents or to take other actions, such as providing credit monitoring and identity theft protection services. Such disclosures and related actions can be costly and the disclosure or the failure to comply with such applicable requirements could lead to adverse consequences.

Rest of the World Regulation

For other countries outside of the European Union and the United States, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, drug licensing, pricing and reimbursement vary from country to country. In all cases the clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Coverage and Reimbursement

Sales of our drugs will depend, in part, on the extent to which our drugs will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly reducing reimbursements for medical drugs and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic drugs.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs and coverage may be more limited than the purposes for which the drug is approved by the FDA or similar regulatory authorities outside of the United States. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, intellectual property protection, manufacture, sale and distribution expenses. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower-cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies, but also have their own methods and approval process apart from Medicare determinations. Even if favorable coverage and reimbursement status is attained for our drug candidates, once approved, less favorable coverage policies and reimbursement rates may be implemented in the future.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal drugs for which their national health insurance systems provide reimbursement and to control the prices of medicinal drugs for human use. A member state may approve a specific price for the medicinal drug or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal drug on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical drugs will allow favorable reimbursement and pricing arrangements for any of our drugs. Historically, drugs launched in the European Union do not follow price structures of the United States and generally tend to be significantly lower.

Healthcare Reform

In the United States there have been, and continue to be, proposals by the federal government, state governments, regulators and third-party payors to control or manage the increased costs of healthcare and, more generally, to reform the U.S. healthcare system. The biopharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act ("ACA") was enacted, which was intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms, and substantially changed the way healthcare is financed by both governmental and private insurers and significantly impacts the U.S. pharmaceutical industry.

There have been executive, judicial and Congressional efforts to modify, repeal or otherwise invalidate all, or certain provisions of, the ACA. For example, in August 2022, the Inflation Reduction Act of 2022 (the "IRA") was signed into law, which, among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the "donut hole" under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is unclear how any future challenges and healthcare reform measures will impact the ACA.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted to reduce healthcare expenditures. The Budget Control Act of 2011 among other things, created measures for spending reductions by Congress, including aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect in April 2013 and will remain in effect until 2032 unless additional Congressional action is taken.

Governmental scrutiny has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drug products. At the federal level, the IRA, among other things, (i) directs the U.S. Department of Health and Human Services ("HHS") to negotiate the price of certain high-expenditure, single-source drugs that have been on the market for seven years, covered under Medicare, and subjects drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated "maximum fair price" for such drugs and biologics under the law (the "Medicare Price Negotiation Program"), and (ii) imposes rebates with respect to certain drugs and biologics covered under Medicare Part B or Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions began to take effect progressively in fiscal year 2023. In August 2024 HHS announced the agreed-upon prices of the first ten drugs that were subject to price negotiations, although the Medicare Drug Price Negotiation Program is currently subject to legal challenges. In January 2024, HHS selected fifteen additional products covered under Part D for price negotiation in 2025. Each year thereafter more Part B and Part D products will become subject to the Medicare Price Negotiation Program. Further, in December 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights that, for the first time, includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While the government has not previously exercised march-in rights, it is uncertain if that will change under the proposed framework. At the state level, legislatures are increasingly passing legislation and implementing regulations designed (i) to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and (ii) to encourage importation from other countries and bulk purchasing. For example, in January 2024, the FDA approved Florida's Section 804 Importation Program ("SIP") proposal to import certain drugs from Canada for specific state healthcare programs. It is unclear how this program will be implemented, including which drugs will be chosen, and whether it will be subject to legal challenges in the United States or Canada. Other states have also submitted SIP proposals that are pending review by the FDA. Any such approved importation plans, when implemented, may result in lower drug prices for products covered by those programs.

The current presidential administration is pursuing policies to reduce regulations and expenditures across government, including at HHS, the FDA, the Centers for Medicare & Medicaid Services ("CMS") and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. These actions may, for example, include directives to reduce agency workforces, rescinding a prior executive order tasking the Center for Medicare and Medicaid Innovation ("CMMI") to consider new payment and healthcare models to limit drug spending and eliminating a prior executive order that directed HHS to establish an artificial intelligence ("AI") task force and develop a strategic plan. Additionally, in its June 2024 decision in Loper Bright Enterprises v. Raimondo ("Loper Bright"), the U.S. Supreme Court overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies' reasonable interpretations of ambiguous federal statutes. The Loper Bright decision could result in additional legal challenges to current regulations and guidance issued by federal agencies applicable to our operations, including those issued by the FDA. Congress may introduce and ultimately pass healthcare-related legislation that could impact the drug approval process and make changes to the Medicare Drug Price Negotiation Program created under the IRA.

Other Healthcare Laws

We may also be subject to healthcare regulation and enforcement by the federal government and the states and foreign governments where we may market our drug candidates, if approved. These laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, privacy and security and physician sunshine laws and regulations.

The federal Anti-Kickback Statute prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or paying remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs. The federal Anti-Kickback Statute is subject to evolving interpretations. In the past, the government has enforced the federal Anti-Kickback Statute to reach large settlements with healthcare companies based on sham consulting and other financial arrangements with physicians. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. The majority of states also have anti-kickback laws, which establish similar prohibitions and, in some cases, may apply to items or services reimbursed by any third-party payor, including commercial insurers.

Additionally, the federal civil and criminal false claims laws, including the False Claims Act, and civil monetary penalties law, prohibits knowingly presenting or causing the presentation of a false, fictitious or fraudulent claim for payment to the U.S. government. Actions under the False Claims Act may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. The federal government is using the False Claims Act, and the accompanying threat of significant liability, in its investigation and prosecution of pharmaceutical and biotechnology companies throughout the United States, for example, in connection with the promotion of products for unapproved uses and other sales and marketing practices. The government has obtained multi-million and multi-billion dollar settlements under the False Claims Act in addition to individual criminal convictions under applicable criminal statutes. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers' and manufacturers' compliance with applicable fraud and abuse laws.

HIPAA also created additional federal civil and criminal penalties for, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

HIPAA, as amended by HITECH, imposes obligations on certain covered entity healthcare providers, health plans and healthcare clearinghouses as well as their business associates and subcontractors that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. It also requires notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information

There has also been a recent trend of increased federal and state regulation of payments and other transfers of value made to physicians and other healthcare providers. The ACA, through the Physician Payments Sunshine Act, imposed new reporting requirements on drug manufacturers for payments and other transfers of value made by them to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physicians assistants and nurse practitioners) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Drug manufacturers are required to submit annual reports to the government and these reports are posted on a website maintained by the CMS. Certain states also mandate implementation of compliance programs, impose restrictions on drug manufacturer marketing practices and/or require the tracking and reporting of gifts, compensation and other remuneration to physicians.

If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to significant civil, criminal, and administrative penalties, including, without limitation, damages, fines, imprisonment, disgorgement, exclusion from participation in government healthcare programs, additional reporting obligations and oversight obligations, and the curtailment or restructuring of our operations.

Human Capital Resources

In order to achieve our goals and expectations, it is crucial that we continue to attract and retain top talent. To facilitate talent attraction and retention, we strive to make our Company a safe and rewarding workplace, with opportunities for our employees to grow and develop in their careers, supported by strong compensation, benefits and health and wellness programs, and by programs that build connections among our employees.

As of December 31, 2024, we had 68 employees, including 46 in research and development and 22 in general and administrative functions. As of December 31, 2024, 23 of our full-time employees had completed a Ph.D. or other advanced science or medical degree. We believe our employee relations are good.

The success of our business is fundamentally connected to the well-being of our employees. Accordingly, we are committed to their health, safety and wellness. We provide our employees and their families with access to a variety of innovative, flexible and convenient health and wellness programs, including benefits that provide protection and security so they can have peace of mind concerning events that may require time away from work or that impact their financial well-being; that support their physical and mental health by providing tools and resources to help them improve or maintain their health status and encourage engagement in healthy behaviors; and that offer choice where possible so they can customize their benefits to meet their needs and the needs of their families.

We provide robust compensation and benefits programs to help meet the needs of our employees. In addition to salaries, these programs include competitive compensation packages, a 401(k) plan, healthcare and insurance benefits and family leave, among others.

Corporate Information

We were incorporated under the laws of the state of Delaware in March 2015 under the name FLX Bio, Inc. In May 2019, we changed our name to RAPT Therapeutics, Inc. Our principal executive offices are located at 561 Eccles Avenue, South San Francisco, CA 94080. Our website address is www.rapt.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this report.

Item 1A. Risk Factors.

Our business and investing in our common stock involve a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this Annual Report on Form 10-K, including our financial statements and related notes, our "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as our other public filings. The risks described below are not the only ones facing us. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial, could materially and adversely affect our business, financial condition, results of operations, prospects and stock price. In such a case, the market price of our common stock could decline and you may lose all or part of your original investment. This Annual Report on Form 10-K also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Risks Related to Our Business

Our current or future product candidates may fail or suffer delays in clinical development that materially and adversely affect their commercial viability.

We have no products that have gained regulatory approval. Other than RPT904 and tivumecirnon, none of our drug candidates has ever been tested in humans. None of our drug candidates has advanced into late-stage development or a pivotal clinical trial and it may be years before any such trial is initiated, if at all. Our ability to achieve and sustain profitability depends on us developing, obtaining regulatory approval for and successfully commercializing one or more drug candidates, either alone or with partners.

Before obtaining regulatory approval for any of our drug candidates, we must conduct extensive preclinical studies and clinical trials to demonstrate the safety and efficacy of our drug candidates in humans. While our partner Jemincare is conducting clinical trials of RPT904 in China, we have not yet submitted an IND to the FDA and there is no guarantee that FDA or other foreign regulatory authorities will permit us to conduct clinical trials of RPT904. We have successfully completed a Phase 1 clinical trial of tivumecirnon in healthy volunteers and a Phase 1/2 clinical trial investigating tivumecirnon as a single agent and in combination with pembrolizumab in a range of tumors, however, more clinical trials are needed. There is no guarantee that the FDA will permit us to conduct additional clinical trials of tivumecirnon or conduct trials in any other potential drug candidates. Further, we cannot be certain of the timely completion or outcome of any of our clinical trials and cannot predict if the FDA or other foreign regulatory authorities will accept our proposed clinical programs, or if the outcome of any preclinical studies or clinical trials will ultimately support the further development of tivumecirnon or any other potential drug candidates. For example, in 2024, clinical holds were placed on our Phase 2 clinical trials of zelnecirnon following an SAE of liver failure in one patient in one of the trials; we subsequently stopped the zelnecirnon program based on feedback from the FDA. There can be no guarantee that we will not be required to stop, either temporarily or permanently, any other clinical trials as a result of similar events relating to any other current or potential future drug candidates.

Our clinical development efforts are subject to the risks of failure inherent in the development of drug candidates based on novel approaches, targets and mechanisms of action. While targeted minimal and conservative changes were made to the omalizumab sequence in developing RPT904 with the goal of preserving the epitope of omalizumab while improving certain drug-like properties, the full impact of those changes is unknown and RPT904 may not have the efficacy and safety profile that was intended or that is sufficient for regulatory approval. It may not ultimately be shown to benefit patients or the benefit may not be sufficient to be an attractive alternative to other therapies. While tivumecirnon has shown activity in a small number of patients in a Phase 1/2 trial in various advanced cancers, there is no guarantee that tivumecirnon will ultimately prove to benefit patients. It is possible that no further responses will be observed in other patients or that the observed responses in patients who received tivumecirnon and pembrolizumab were caused solely by the pembrolizumab administered to the patient and not by tivumecirnon, or that the responses were spontaneous and unrelated to either tivumecirnon or pembrolizumab. We have discontinued, and may elect in the future to discontinue, development of tivumecirnon in certain indications if, among other reasons, data does not warrant moving forward. For example, in 2022, we made the decision not to move forward with development of tivumecirnon in nasopharyngeal cancer and checkpoint-naïve head and neck squamous cell carcinoma. There can be no assurance that the intended effects of our drug candidates will be observed or avoided, as the case may be, in clinical trials or that the drug candidate will offer any significant clinical benefit to humans. Results in preclinical studies do not necessarily predict the results of clinical studies. Additionally, even though our drug candidates are designed to address the same indications as existing drugs and therapies, we have not conducted head-to-head clinical trials comparing our drug candidates with such existing drugs and therapies. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by clinical and preclinical stage therapeutics companies such as ours.

Tivumecirnon is in clinical development as a single agent and in combination with pembrolizumab. If tivumecirnon is approved as a treatment in combination with pembrolizumab, then the future availability of pembrolizumab for administration with tivumecirnon would affect our ability to commercialize tivumecirnon. For example, if the supply of pembrolizumab were constrained for any reason it could have the effect of limiting the commercial uptake of tivumecirnon, if approved for commercial sale.

We may not have the financial resources to continue development of, or to enter into new collaborations or partnerships for our existing or any potential future drug candidates. Our position may be exacerbated if we experience any issues that delay or prevent regulatory approval of, or our ability to commercialize, a drug candidate, such as:

- negative or inconclusive results from our clinical trials or the clinical trials of others for drug candidates similar to ours, leading to a decision or requirement to conduct additional preclinical studies or clinical trials or abandon a program;
- product-related side effects experienced by participants in our clinical trials or by individuals using drugs or therapeutics similar to ours;
- delays in submitting INDs or comparable foreign applications, or delays or failure in obtaining the necessary approvals from regulators to commence a clinical trial, or a suspension or termination of a clinical trial once commenced;
- conditions imposed by the FDA, or other regulatory authorities, regarding the scope or design of our clinical trials;
- suspension or termination of our clinical trials for various reasons, including a clinical hold based on a finding that our drug candidates have undesirable side effects or other unexpected characteristics, or that the participants are being exposed to unacceptable health risks;
- delays in enrolling research subjects in clinical trials;
- high drop-out rates of research subjects;
- inadequate supply or quality of drug candidate components or materials or other supplies necessary for the conduct of our clinical trials;
- greater-than-anticipated clinical trial costs;

- poor effectiveness of our drug candidates during clinical trials;
- unfavorable FDA or other regulatory agency inspections and review of a clinical trial or manufacturing site;
- failure of our third-party contractors or investigators to comply with regulatory requirements or otherwise meet their contractual obligations in a timely manner, or at all;
- delays and changes in regulatory requirements, policies and guidelines; or
- the FDA's or other regulatory agencies' data interpretation.

Further, we and our potential future partners may never receive approval to market and commercialize any drug candidate. Even if we or a potential future partner obtain regulatory approval, the approval may be for targets, disease indications or patient populations that are not as broad as we intended or desired or may require labeling that includes significant use or distribution restrictions or safety warnings. We or a potential future partner may be subject to post-marketing testing requirements to maintain regulatory approval.

We are a clinical stage therapeutics company with a history of losses. We expect to continue to incur significant losses for the foreseeable future and may never achieve or maintain profitability, which could result in a decline in the market value of our common stock.

Since our inception, we have devoted substantially all of our resources to research and development, including preclinical studies and clinical trials; raising capital; building our management team; and developing and maintaining our intellectual property portfolio. Our net loss was $129.9 million and $116.8 million for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, we had an accumulated deficit of $614.5 million. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations. Furthermore, we do not expect to generate any revenue from product sales for the foreseeable future, and we expect to continue to incur significant operating losses for the foreseeable future due to the cost of research and development, preclinical studies, clinical trials and the regulatory approval process for our current and potential future drug candidates.

We expect to continue incurring net losses as we make efforts to advance the clinical development of our drug candidates. However, the amount of our future losses is uncertain. Our ability to generate revenue from product sales and achieve or sustain profitability, if ever, will depend on, among other things, successfully developing drug candidates, obtaining regulatory approvals to market and commercialize drug candidates, manufacturing any approved products on commercially reasonable terms, entering into any future collaborations or other partnerships, establishing a sales and marketing organization or suitable third-party alternatives for any approved product and raising sufficient capital to finance our operations. If we, or any of our future partners, are unable to develop and commercialize one or more of our drug candidates, or if sales revenue from any drug candidate that receives regulatory approval is insufficient, we will not achieve or sustain profitability, which would have a material and adverse effect on our business, financial condition, results of operations and prospects.

Current or potential future drug candidates may not demonstrate the safety and efficacy necessary to support further clinical development or commercial viability. Further, success in research and preclinical studies or early clinical trial results may not be indicative of results obtained in later trials. Likewise, preliminary, initial or interim data from clinical trials may be materially different from final data.

Our partner, Jemincare, has completed a Phase 1 clinical trial of RPT904 in healthy volunteers to evaluate the safety, PK and PD properties of RPT904. Jemincare is currently conducting Phase 2 clinical trials of RPT904 in asthma and CSU. We may ultimately discover that RPT904 does not meet criteria to be determined to be therapeutically effective or safe. As a result, we may never succeed in developing a marketable product based on RPT904.

We have completed a Phase 1 clinical trial with healthy volunteers for tivumecirnon and a Phase 1/2 clinical trial investigating tivumecirnon as a single agent and in combination with pembrolizumab. We may ultimately discover that tivumecirnon does not meet criteria to be determined to be therapeutically effective or safe. As a result, we may never succeed in developing a marketable product based on tivumecirnon.

If RPT904, tivumecirnon or any of our potential future drug candidates prove to be ineffective, unsafe or commercially unviable, our entire pipeline could have little, if any, value, which could require us to change our focus and approach to discovery and development, which would have a material and adverse effect on our business, financial condition, results of operations and prospects.

We have in the past, and may in the future, cease development of a drug candidate due to an inability to demonstrate adequate safety to the satisfaction of regulators. For example, in 2024, clinical holds were placed on our Phase 2 zelnecirnon clinical trials following an SAE of liver failure in one patient in one of the trials; we subsequently stopped the zelnecirnon program based on feedback from the FDA. There can be no guarantee that we will not be forced to suspend or cease clinical development of a current or potential future product candidate as a result of similar or other events.

Additionally, results from research and preclinical studies or early clinical trials are not necessarily predictive of future clinical trial results, and preliminary, initial and interim results of a clinical trial are not necessarily indicative of final results. From time to time, we have and may in the future publish or report preliminary, initial or interim data. Preliminary, initial or interim data from our clinical trials and those of our collaborators may not be indicative of the final results of the trial and are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and/or more patient data become available. In this regard, such data may show initial evidence of clinical benefit but, as patients continue to be followed and more patient data becomes available, there is a risk that any therapeutic effects will not be durable in patients and/or will decrease over time, or cease entirely. Preliminary, initial or interim data also remain subject to audit and verification procedures that may result in the final data being materially different from such preliminary, initial or interim data. As a result, preliminary, initial or interim data should be considered carefully and with caution until the final data are available.

In addition, there is a high failure rate for product candidates proceeding through clinical trials. Many companies in the biopharmaceutical industry have suffered significant setbacks in late-stage clinical trials even after achieving promising results in preclinical testing and earlier-stage clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. Any such setbacks could adversely affect our business, financial condition, results of operations and prospects.

We may not be successful in our efforts to build a pipeline of drug candidates, and as an organization we have no history of successfully developing drugs.

A key element of our strategy is to build a pipeline of potential drug candidates and advance these drug candidates through preclinical studies and clinical development for the treatment of various diseases. As an organization, we have never developed a drug candidate through to commercialization nor have we ever conducted a pivotal clinical trial. Our current drug candidates may not be safe or effective therapeutics and we may not be able to develop any successful drug candidates. Even if we are successful in building our pipeline of drug candidates, the potential drug candidates that we identify may not be suitable for clinical development or generate acceptable clinical data, including unacceptable toxicity or other characteristics that indicate that the drug candidates are unlikely to be products that will receive marketing approval from the FDA or other regulatory authorities or achieve market acceptance. Even if the drug candidates we identify are suitable for clinical development, our lack of experience as an organization at developing drugs may cause us to fail in successfully developing the drug candidate through to commercialization. If we do not successfully develop and commercialize drug candidates, we will not be able to generate product revenue in the future.

The market may not be receptive to our current or potential future drug candidates, and we may not generate any revenue from the sale or licensing of our drug candidates.

Even if regulatory approval is obtained for a drug candidate, we may not generate or sustain revenue from sales of such products. Market acceptance of our current and potential future drug candidates will depend on, among other factors:

- the timing of our receipt of any marketing and commercialization approvals;
- the terms of any approvals and the countries in which approvals are obtained;
- the safety and efficacy of our drug candidates;

- the prevalence and severity of any adverse side effects associated with our drug candidates;
- limitations or warnings contained in any labeling approved by the FDA or other regulatory authority;
- relative convenience and ease of administration of our drug candidates;
- the extent to which physicians recommend our products to their patients;
- the availability of coverage and adequate government and third-party payor reimbursement;
- the pricing of our products, particularly as compared to alternative treatments; and
- the availability of alternative effective treatments for the disease indications our drug candidates are intended to treat and the relative risks, benefits and costs of those treatments.

If any drug candidate we commercialize fails to achieve market acceptance, it could have a material and adverse effect on our business, financial condition, results of operations and prospects.

We may not be successful in our efforts to expand indications for approved drug candidates.

Part of our drug development strategy is to clinically test and seek regulatory approval for our drug candidates in indications in which we believe there is the most evidence that we will be able to quickly generate proof of concept data. We then intend to expand clinical testing and seek regulatory approvals in other indications. Conducting clinical trials for additional indications for our drug candidates requires substantial technical, financial and human resources and is prone to the risks of failure inherent in drug development. We cannot provide any assurance that we will be successful in our effort to obtain regulatory approval for our drug candidates for additional indications even if we obtain approval for an initial indication.

If we or others later identify undesirable side effects caused by our current or potential future drug candidates, our ability to market and derive revenue from the drug candidate could be compromised.

Undesirable side effects caused by our current or potential future drug candidates could cause regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other regulatory authorities.

While we have not discovered any adverse side effects of RPT904 or tivumecirnon that have limited our ability to test either drug candidate in humans, it is possible that there will be undesirable side effects associated with their use. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of these side effects. In such an event, our trials could be suspended or terminated, and the FDA or other regulatory authorities could order us to cease further development, or deny approval, of a drug candidate for any or all targeted indications. For example, in 2024, clinical holds were placed on our Phase 2 clinical trials of zelnecirnon following an SAE of liver failure in one patient in one of the trials; we subsequently stopped the zelnecirnon program based on feedback from the FDA. There can be no guarantee that we will not be forced to stop any other clinical trials, either temporarily or permanently, as a result of similar events relating to any other current or potential future drug candidates. Any side effects of our drug candidates could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may materially and adversely affect our business and financial condition and impair our ability to generate revenue.

Further, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of patients and limited duration of exposure, rare and severe side effects of a drug candidate may only be uncovered when a significantly larger number of patients are exposed to the drug candidate or when patients are exposed for a longer period of time.

If any of our current or potential future drug candidates receives regulatory approval and we or others identify undesirable side effects caused by that product, any of the following adverse events could occur, which could result in the loss of significant revenue to us and materially and adversely affect our results of operations and business:

- regulatory authorities may withdraw their approval of the product or seize the product;
- we may be required to recall the product or change the way the product is administered to patients;
- additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes for the product or any component thereof;
- we may be subject to fines, injunctions or the imposition of civil or criminal penalties;
- regulatory authorities may require the addition of labeling statements, such as a "black box" warning or a contraindication;
- we may be required to create a Medication Guide outlining the risks of such side effects for distribution to patients;
- we could be sued and held liable for harm caused to patients;
- the product may become less competitive; and
- our reputation may suffer.

We will need substantial additional funds to discover and advance development of drug candidates and we cannot guarantee that we will have sufficient funds available in the future to develop and commercialize our current or potential future drug candidates.

Since our inception, we have used substantial amounts of cash to fund our operations and expect our expenses to increase substantially in the foreseeable future. Discovering and developing our drug candidates and conducting clinical trials for the treatment of inflammatory diseases, cancer and any other indications that we may pursue in the future will require substantial amounts of capital. Accordingly, we expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, initiate clinical trials of and seek marketing approval for, our drug candidates. We will continue to expend significant resources for the foreseeable future in connection with these activities. In addition, if we obtain marketing approval for any of our drug candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Furthermore, we expect to continue to incur costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

As of December 31, 2024, we had $231.1 million in cash and cash equivalents and marketable securities. Based on current business plans, we believe that our current cash and cash equivalents and marketable securities will provide sufficient funds to enable us to meet our obligations for at least the next 12 months from the date of this Annual Report. Our future capital requirements and the period for which we expect our existing resources to support our operations may vary significantly from what we expect. Our monthly spending levels vary based on new and ongoing research and development and other corporate activities. Because of the numerous risks and uncertainties associated with the development and commercialization of our current and potential future drug candidates and the extent to which we may enter into collaborations with third parties to participate in their development and commercialization, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated preclinical studies, clinical trials and any approved marketing and commercialization activities. The timing and amount of our operating expenditures will depend largely on:

- the timing and progress of preclinical and clinical development activities;
- the price and pricing structure that we are able to obtain from our third-party contract manufacturers to manufacture our preclinical study and clinical trial materials and supplies;
- the number and scope of preclinical and clinical programs we decide to pursue;

- our ability to maintain our current licenses, collaboration and research and development programs and supply agreements, including our agreement with Jemincare to supply RPT904 to us for use in our initial clinical trials;
- our ability to establish new collaborations and licensing agreements;
- the progress of the development efforts of parties with whom we may in the future enter into collaboration and research and development agreements;
- the costs involved in obtaining, maintaining, enforcing and defending patents and other intellectual property rights;
- the cost and timing of regulatory approvals; and
- our efforts to enhance operational systems, secure sufficient laboratory space and hire additional personnel, including personnel to support development of our drug candidates and satisfy our obligations as a public company.

To date, we have primarily financed our operations through the sale of equity securities. We may seek to raise any necessary additional capital through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing and distribution arrangements. Our ability to raise additional funds will depend on financial, economic and other factors, many of which are beyond our control. We cannot assure you that we will be successful in acquiring additional funding at levels sufficient to fund our operations or on terms favorable to us.

If we are unable to obtain adequate financing when needed, we may be required to implement cost reduction measures, such as reducing operating expenses, or otherwise be required to delay, reduce the scope of or suspend one or more of our preclinical studies, clinical trials, research and development programs or commercialization efforts. For example, in July 2024, our board of directors approved a reduction of our workforce to conserve cash resources. The workforce reduction impacted 47 people, or approximately 40% of our headcount.

To the extent that we raise additional capital through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our current and potential future drug candidates, future revenue streams or research programs or to grant licenses on terms that may not be favorable to us. If we do raise additional capital through public or private equity or convertible debt offerings, the ownership interest of our existing stockholders will be diluted and the terms of these securities may include liquidation preferences or other rights that adversely affect our and our stockholders' rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

We do not expect to realize revenue from product sales in the foreseeable future, if at all, and unless and until our current and potential future drug candidates are clinically tested, approved for commercialization and successfully marketed.

We may expend our limited resources to pursue a particular drug candidate and fail to capitalize on drug candidates that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we intend to prioritize our efforts on specific research and development programs, including clinical development of current and other potential future drug candidates. As a result, we may forgo or delay pursuit of other opportunities, including with potential future drug candidates that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and drug candidates for specific indications may not yield any commercially viable drug candidates. If we do not accurately evaluate the commercial potential or target market for a particular drug candidate, we may relinquish valuable rights to that drug candidate through partnership, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such drug candidate.

We may not be able to enter into collaborations or strategic transactions on acceptable terms, if at all, which could adversely affect our ability to develop and commercialize current and potential future drug candidates, impact our cash position and increase our expenses.

From time to time, we may consider strategic transactions, such as collaborations, acquisitions of companies, asset purchases, joint ventures and out- or in-licensing of drug candidates or technologies. For example, we entered into the Jemincare License Agreement in December 2024 to obtain exclusive rights to develop, manufacture and commercialize RPT904 worldwide, excluding the Jemincare Territory. We also entered into the Hanmi License Agreement in December 2019, pursuant to which we granted Hanmi the exclusive rights to develop, manufacture and commercialize tivumecirnon in the Hanmi Territory. The competition for partners is intense, and the negotiation process may be time-consuming and complex. If we are not able to enter into collaborations or other strategic transactions, or continue our existing collaborations, we may not have access to necessary capital or expertise to further develop our potential future drug candidates. Any such collaboration or other strategic transaction may require us to incur non-recurring or other charges, increase our near- and long-term expenditures and pose significant integration or implementation challenges or disrupt our management or business. We may acquire additional technologies and assets, form strategic alliances or create joint ventures with third parties that we believe will complement or augment our existing business, but we may not be able to realize the benefit of acquiring such assets. Conversely, any new collaboration that we do enter into may be on terms that are not optimal for us. These transactions entail numerous operational and financial risks, including:

- exposure to unknown liabilities;
- disruption of our business and diversion of our management's time and attention in order to manage a collaboration or develop acquired products, drug candidates or technologies;
- incurrence of substantial debt or dilutive issuances of equity securities to pay transaction consideration or costs;
- higher-than-expected collaboration, acquisition or integration costs, write-downs of assets or goodwill or impairment charges or increased amortization expenses;
- difficulty and cost in facilitating the collaboration or combining the operations and personnel of any acquired business;
- impairment of relationships with key suppliers, manufacturers or customers of any acquired business due to changes in management and ownership; and
- the inability to retain key employees of any acquired business.

Accordingly, although there can be no assurance that we will undertake or successfully complete any collaborations or other strategic transactions of the nature described above, any transactions that we do complete may be subject to the foregoing or other risks and our business could be materially harmed by such transactions. Conversely, any failure to enter any collaboration or other strategic transaction that would be beneficial to us could delay the development and potential commercialization of our drug candidates and have a negative impact on the competitiveness of any drug candidate that reaches market.

In addition, to the extent that any of our current or future partners were to terminate a collaboration agreement, we may be forced to seek additional partnerships, which may be less favorable to us, or independently develop our current and future drug candidates, including funding preclinical studies or clinical trials, assuming marketing and distribution costs and obtaining, maintaining, enforcing and defending intellectual property rights or, in certain instances, abandoning drug candidates altogether, any of which could result in a change to our business plan and materially harm our business, financial condition, results of operations and prospects.

If third parties on which we rely to conduct certain preclinical studies and clinical trials do not perform as contractually required, fail to satisfy regulatory or legal requirements or miss expected deadlines, our development program could be delayed with material and adverse impacts on our business and financial condition.

We rely on third-party clinical investigators, contract research organizations ("CROs"), clinical data management organizations ("CDMOs") and consultants to design, conduct, supervise and monitor certain preclinical studies and any clinical trials. Because we intend to rely on these third parties and will not have the ability to conduct certain preclinical studies or clinical trials independently, we will have less control over the timing, quality and other aspects of such preclinical studies and clinical trials than we would have had if we conducted them on our own. These investigators, CROs, CDMOs and consultants are not our employees and we have limited control over the amount of time and resources that they dedicate to our programs. These third parties may have contractual relationships with other entities, some of which may be our competitors, which may draw time and resources from our programs. The third parties with which we may contract might not be diligent, careful or timely in conducting our preclinical studies or clinical trials, resulting in the preclinical studies or clinical trials being delayed or unsuccessful. In addition, we may contract with CROs, CDMOs and other third parties outside the United States, including without limitation, in China. For example, under the Jemincare License Agreement, we expect Jemincare, a company incorporated in China, will provide the initial supply of drug product for certain of our clinical trials and may act as a supplier for our future needs. Any disruption in the operations of Jemincare or other third parties or in their ability to meet our needs, whether as a result of a natural disaster, changes in the policies of the United States or non-U.S. governments, war, political unrest or unstable economic conditions in any of the countries where we conduct such activities or other causes, could impair our ability to operate our business on a day-to-day basis and to continue development of our programs.

If we cannot contract with acceptable third parties on commercially reasonable terms, or at all, or if these third parties do not carry out their contractual duties, satisfy legal and regulatory requirements for the conduct of preclinical studies or clinical trials or meet expected deadlines, our clinical development programs could be delayed and otherwise adversely affected. In all events, we will be responsible for ensuring that each of our preclinical studies and clinical trials are conducted in accordance with the general investigational plan and protocols for the trial. The FDA may require preclinical studies to be conducted in accordance with good laboratory practices and clinical trials to be conducted in accordance with good clinical practices, including for designing, conducting, recording and reporting the results of preclinical studies and clinical trials, to ensure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected. Our reliance on third parties that we do not control will not relieve us of these responsibilities and requirements. Any adverse development or delay in our clinical trials could have a material and adverse impact on our commercial prospects and may impair our ability to generate revenue.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

We may not be able to initiate or continue clinical trials for our current or potential future drug candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or other regulatory authorities on anticipated timelines. We cannot predict how difficult it will be to enroll patients in future clinical trials or whether we will be able to meet our anticipated timelines. We have experienced in the past, and may experience in the future, difficulties in patient enrollment in our clinical trials for a variety of reasons. The enrollment of patients depends on many factors, including:

- the severity of the disease under investigation;
- the patient eligibility criteria defined in the clinical trial protocol;
- the size of the patient population required for analysis of the trial's primary endpoints;
- the proximity and availability of clinical trial sites for prospective patients;
- the patient referral practices of physicians;
- our ability to recruit clinical trial investigators with the appropriate competencies and experience;

- clinicians' and patients' perceptions as to the potential advantages and risks of the drug candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating;
- our ability to obtain and maintain patient consents; and
- the risk that patients enrolled in clinical trials will drop out of the trials before completion.

In addition, our future clinical trials will compete with other clinical trials for drug candidates that are in the same therapeutic areas as our drug candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites. Additionally, because some of our clinical trials will be conducted in patients with advanced solid tumors, the patients are typically in the late stages of the disease and may experience disease progression or adverse events independent from our drug candidates, making them unevaluable for purposes of the trial and requiring additional enrollment. Delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our drug candidates.

We may not be able to conduct, or contract others to conduct, animal testing in the future, which could harm our research and development activities.

Certain laws and regulations relating to drug development require us to test our drug candidates on animals before initiating clinical trials involving humans. Animal testing activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas and by disrupting these activities through protests and other means. To the extent the activities of these groups are successful, our research and development activities may be interrupted or delayed.

Because we may rely on third parties, some of which are or may be sole source vendors, for manufacturing and supply of our drug candidates for preclinical and clinical development materials and commercial supplies, our supply may become limited or interrupted or may not be of satisfactory quantity or quality.

We currently rely on third-party contract manufacturers for our current and future clinical trial product materials and supplies. We do not produce any meaningful quantity of our drug candidates for clinical development, and we do not currently own manufacturing facilities for producing such supplies. Furthermore, some of our manufacturers represent our sole source of supplies of current and future clinical development materials, including our source for the manufacture of RPT904. We cannot assure you that our preclinical or current or future clinical development product supplies and commercial supplies will not be limited or interrupted, especially with respect to our sole source third-party manufacturing and supply partners, or will be of satisfactory quality or continue to be available at acceptable prices. In particular, any replacement of our manufacturers could require significant effort and expertise because there may be a limited number of qualified replacements. For our current and future sole source third-party manufacturing and supply partners, we may be unable to negotiate binding agreements with them or find replacement manufacturers to support our preclinical and current and future clinical activities at commercially reasonable terms in the event that their services to us are interrupted for any reason. We do not always have arrangements in place for a redundant or second-source supply for our sole source vendors in the event they cease to provide their products or services to us or do not timely provide sufficient quantities to us. Establishing additional or replacement sole source vendors, if required, may not be accomplished quickly. Any delays resulting from manufacturing or supply interruptions associated with our reliance on third-party manufacturing and supply partners, including those that are sole source, could impede, delay, limit or prevent our drug development efforts, which could harm our business, result of operations, financial condition and prospects.

The manufacturing process for a drug candidate is subject to FDA and other regulatory authority review. Suppliers and manufacturers must meet applicable manufacturing requirements and undergo rigorous facility and process validation tests required by regulatory authorities in order to comply with regulatory standards, such as current Good Manufacturing Practices ("cGMP"). If any of our manufacturers fails to comply with such requirements or to perform its obligations to us in relation to quality, timing or otherwise, or if our supply of components or other materials becomes limited or interrupted for other reasons, we may be forced to manufacture the materials ourselves, for which we currently do not have the capabilities or resources, or enter into an agreement with another third party, which we may not be able to do on reasonable terms, or at all. In some cases, the technical skills or technology required to manufacture our current and future drug candidates may be unique or proprietary to the original manufacturer and we may have difficulty transferring such skills or technology to another third party and a feasible alternative may not exist. These factors would increase our reliance on such manufacturer or require us to obtain a license from such manufacturer in order to have another third-party manufacture our drug candidates. If we are required to change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could negatively affect our ability to develop drug candidates in a timely manner or within budget.

We also expect to rely on third-party manufacturers if we receive regulatory approval for any drug candidate. We have existing, and may enter into future, manufacturing arrangements with third parties. We will depend on these third parties to perform their obligations in a timely manner consistent with contractual and regulatory requirements, including those related to quality control and assurance. If we are unable to obtain or maintain third-party manufacturing for any drug candidate, or to do so on commercially reasonable terms, we may not be able to develop and commercialize our drug candidates successfully. Our or a third party's failure to execute on our manufacturing requirements and comply with cGMP could adversely affect our business in a number of ways, including:

- an inability to initiate or continue clinical trials of drug candidates under development;
- delay in submitting regulatory applications, or receiving regulatory approvals, for drug candidates;
- loss of the cooperation of a potential future partner;
- subjecting third-party manufacturing facilities or our potential future manufacturing facilities to additional inspections by regulatory authorities;
- requirements to cease distribution or to recall batches of drug candidates; and
- in the event of approval to market and commercialize a drug candidate, an inability to meet commercial demands for our products.

Our third-party manufacturers may be unable to successfully scale manufacturing of current or potential future drug candidates in sufficient quality and quantity, which would delay or prevent us from developing drug candidates and commercializing approved products, if any.

In order to conduct clinical trials of our current and any potential future drug candidates, we will need to manufacture large quantities of these drug candidates. We may continue to use third parties for our manufacturing needs. Our manufacturing partners may be unable to successfully increase the manufacturing capacity for any current or potential future drug candidate in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up activities. If our manufacturing partners are unable to successfully scale the manufacture of any current or potential future drug candidate in sufficient quality and quantity, the development, testing and clinical trials of that drug candidate may be delayed or infeasible, and regulatory approval or commercial launch of any potential resulting product may be delayed or not obtained, which could significantly harm our business.

If the market opportunities for our current and potential future drug candidates are smaller than we believe they are, our ability to generate product revenue may be adversely affected and our business may suffer.

Our understanding of the number of people who suffer from certain diseases that our current or potential future drug candidates may have the potential to treat is based on estimates. These estimates may prove to be incorrect, and new studies may demonstrate or suggest a lower estimated incidence or prevalence of these diseases. The number of patients in the United States or elsewhere may turn out to be lower than expected, may not be otherwise amenable to treatment with our current or potential future drug candidates or patients may become increasingly difficult to identify and access, all of which would adversely affect our business prospects and financial condition. In particular, the treatable population for our candidates may be further reduced if our estimates of addressable populations are erroneous or sub-populations of patients do not derive benefit from such drug candidates.

Further, there are several factors that could contribute to making the actual number of patients who receive our current or potential future drug candidates less than the potentially addressable market, including limited reimbursement for new therapies in many markets.

We face intense competition from entities that have developed or may develop drug candidates for the treatment of the diseases that we are currently targeting or may target in the future. If these companies develop technologies or drug candidates more rapidly than we do, or if their technologies or drug candidates are more effective, our ability to develop and successfully commercialize drug candidates may be adversely affected.

The development and commercialization of drugs and therapeutic biologics is highly competitive. We compete with a variety of large pharmaceutical companies, multinational biopharmaceutical companies, other biopharmaceutical companies and specialized biotechnology companies, as well as technology being developed at universities and other research institutions. Our competitors are often larger and better funded than we are. Our competitors have developed, are developing or will develop drug candidates and processes competitive with ours. Competitive therapeutic treatments include those that have already been approved and accepted by the medical community and any new treatments that are currently in development or that enter the market. We believe that a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which we are developing or may try to develop drug candidates. There is intense and rapidly evolving competition in the biotechnology, biopharmaceutical, inflammation, immunology and oncology fields.

We are aware of numerous companies that are developing biologics and small molecule drugs for the treatment of inflammatory and immunological diseases and cancer. Many of these companies are well capitalized and, in contrast to us, have significant clinical experience, and may include our future partners. In addition, these companies compete with us in recruiting scientific and managerial talent. Our success will partially depend on our ability to obtain, maintain, enforce and defend patents and other intellectual property rights with respect to small molecule drugs or biologics that are safer and more effective than competing products. Our commercial opportunity and success will be reduced or eliminated if competing products that are safer, more effective or less expensive than the drugs we develop are or become available.

We expect to compete with small molecule, biologics and other therapeutic platforms and development companies, including, but not limited to, companies such as LongBio Pharma, United Biopharma and Yuhan which are developing anti-IgE treatments for food allergy and CSU and Sanofi, Novartis, Otsuka and Celldex, which have products in late-stage clinical development for CSU. In addition, we expect to compete with large, multinational pharmaceutical companies that discover, develop and commercialize small molecule drugs and other therapeutics for use in treating inflammatory diseases and cancer such as AbbVie, Amgen, AstraZeneca, Bristol-Myers Squibb, GlaxoSmithKline, Incyte, Kyowa Hakko Kirin, Merck, Novartis, Pfizer, Roche/Genentech and Sanofi/Regeneron. If any current or future drug candidate is eventually approved, it will compete with a range of treatments that are either in development or currently marketed.

Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and supply resources or experience than we do. If we successfully obtain approval for any drug candidate, we will face competition based on many different factors, including the safety and effectiveness of our products, the ease with which our products can be administered, the timing and scope of regulatory approvals for these products, the availability and cost of manufacturing, marketing and sales capabilities, price, reimbursement coverage and patent position. Competing products could present superior treatment alternatives, including by being more effective, safer, less expensive or marketed and sold more effectively than any products we may develop. Competitive products may make any product we develop obsolete or noncompetitive before we recover the expense of developing and commercializing such product. Such competitors could also recruit our employees, which could negatively impact our level of expertise and our ability to execute our business plan.

Any inability to attract and retain qualified key management, technical personnel and employees would impair our ability to implement our business plan.

Our success largely depends on the continued service of key management, advisors and other specialized personnel, including Brian Wong, M.D., Ph.D., our President and Chief Executive Officer, Rodney Young, our Chief Financial Officer, William Ho, M.D., Ph.D., our Chief Medical Officer, and Dirk Brockstedt, Ph.D., our Chief Scientific Officer, as well as our ability to attract and retain other highly qualified personnel. The loss of one or more members of our executive team, management team or other key employees or advisors could delay our research and development programs and have a material and adverse effect on our business, financial condition, results of operations and prospects.

The relationships that our key managers have cultivated within our industry make us particularly dependent upon their continued employment with us. We are dependent on the continued service of our technical personnel because of the highly technical nature of our drug candidates and technologies and the specialized nature of the regulatory approval process. Because our management team and key employees are not obligated to provide us with continued service, they could terminate their employment with us at any time without penalty.

Our future success will also depend in large part on our ability to attract and retain other highly qualified scientific, technical and management personnel, as well as personnel with expertise in clinical testing, manufacturing, governmental regulation and commercialization. We face significant competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations.

As of December 31, 2024 we had 68 full-time employees. Our focus on the development of current and potential future drug candidates will require adequate staffing. We will need to hire and retain new employees to execute our future clinical development and manufacturing plans. We cannot provide assurance that we will be able to hire or retain adequate staffing levels to develop our current and potential future drug candidates or to run our operations or to accomplish all of our objectives.

We may experience delays or other difficulties effectuating the transition of certain responsibilities that were previously performed by employees impacted by the workforce reduction, which could result in significant disruptions to our business and delays in our development efforts and timelines. In addition, our workforce reduction could yield unanticipated consequences, such as reputational risk, litigation risk and expense, attrition beyond planned staff reductions, increased difficulties in our day-to-day operations and loss of institutional knowledge and expertise. The workforce reduction could also harm our ability to attract and retain qualified personnel who are critical to our operations. In addition, we may need to undertake additional workforce reductions or restructuring activities in the future.

We may experience difficulties in managing our growth and expanding our operations.

We have limited experience in product development. As our current and potential future drug candidates enter and advance through preclinical studies and any clinical trials, we will need to expand our development, regulatory and manufacturing capabilities or contract with other organizations to provide these capabilities for us.

In the future, we also expect to have to manage additional relationships with collaborators, suppliers and other organizations. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures and to secure adequate facilities for our operational needs. We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls.

If any of our drug candidates is approved for marketing and commercialization in the future and we are unable to develop sales, marketing and distribution capabilities on our own or enter into agreements with third parties to perform these functions on acceptable terms, we will be unable to successfully commercialize any such future products.

We currently have no sales, marketing or distribution capabilities or experience. We will need to develop internal sales, marketing and distribution capabilities to commercialize each current and potential future drug candidate that gains FDA approval, which would be expensive and time-consuming, or enter into partnerships with third parties to perform these services. If we decide to market any approved products directly, we will need to commit significant financial and managerial resources to develop a marketing and sales force with technical expertise and supporting distribution, administration and compliance capabilities. If we rely on third parties with such capabilities to market any approved products or decide to co-promote products with partners, we will need to establish and maintain marketing and distribution arrangements with third parties, and there can be no assurance that we will be able to enter into such arrangements on acceptable terms or at all. In entering into third-party marketing or distribution arrangements, any revenue we receive will depend upon the efforts of the third parties and we cannot assure you that such third parties will establish adequate sales and distribution capabilities or be successful in gaining market acceptance for any approved product. If we are not successful in commercializing any product approved in the future, either on our own or through third parties, our business and results of operations could be materially and adversely affected.

Our present and potential future international operations may expose us to business, political, operational and financial risks associated with doing business outside of the United States.

Our business is subject to risks associated with conducting business internationally. Some of our suppliers and clinical trial centers are located outside of the United States. We are party to the Jemincare License Agreement with Jemincare, which is located in China and owns the intellectual property that we need to develop, manufacture and commercialize RPT904 and upon whom we are currently dependent for clinical drug supply for our development program. Additionally, we are party to the Hanmi License Agreement. Furthermore, if we or any future collaborator succeeds in developing any products, we anticipate marketing them in the European Union and other jurisdictions in addition to the United States. If approved, we or our collaborator may hire sales representatives and conduct physician and patient association outreach activities outside of the United States. Doing business internationally involves a number of risks, including but not limited to:

- multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;
- failure by us to obtain and maintain regulatory approvals for the use of our products in various countries;
- rejection or qualification of foreign clinical trial data by the competent authorities of other countries;
- additional potentially relevant third-party patent and other intellectual property rights that may be necessary to develop and commercialize our products and drug candidates;
- complexities and difficulties in obtaining, maintaining, enforcing and defending our patent and other intellectual property rights;
- difficulties in staffing and managing foreign operations;
- complexities associated with managing multiple payor reimbursement regimes, government payors or patient self-pay systems;

- limits in our ability to penetrate international markets;
- financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products and exposure to foreign currency exchange rate fluctuations;
- natural disasters; political and economic instability, including tariffs, embargoes, sanctions or other limitations on trade, wars, terrorism and political unrest, including as a result of ongoing overseas conflicts; outbreak of disease; boycotts, curtailment of trade and other business restrictions and implementation of tariffs;
- certain expenses, including among others, expenses for travel, translation and insurance; and
- regulatory and compliance risks that relate to anti-corruption compliance and record-keeping that may fall within the purview of the U.S. Foreign Corrupt Practices Act, its accounting provisions or its anti-bribery provisions or provisions of anti-corruption or anti-bribery laws in other countries.

Any of these factors could harm our ongoing international clinical operations and supply chain, as well as any future international expansion and operations and, consequently, our business, financial condition, prospects and results of operations.

Global trade issues and changes in and uncertainties with respect to trade policies and regulations, including import and export license requirements, trade sanctions, tariffs and international trade disputes, could adversely impact our business and operations and reduce the competitiveness of our products relative to local and global competitors.

There is inherent risk, based on the complex relationships among the United States and the countries in which we conduct our business, that political, diplomatic and national security factors could lead to global trade restrictions and changes in trade policies and regulations that may adversely affect our business and operations. The United States and other countries have imposed, and may continue to impose, new trade restrictions and regulations, have levied tariffs and taxes on certain goods, and could significantly increase tariffs on a broad array of goods. While pharmaceutical products have customarily been granted exemptions from tariffs, recent proposals do not contemplate such exemptions. Trade restrictions and regulations, or increases in tariffs and additional taxes, including any retaliatory measures, can negatively impact demand, increase our supply chain complexity and our manufacturing costs, decrease margins, reduce the competitiveness of our products, or restrict our ability to sell products, provide services or purchase necessary equipment and supplies, any or all of which could have a material and adverse effect on our business, results of operations, or financial condition.

Our future growth may depend, in part, on our ability to operate in foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.

Our future growth may depend, in part, on our ability to develop and commercialize drug candidates in foreign markets for which we may rely on partnering with third parties. We will not be permitted to market or promote any drug candidate before we receive regulatory approval from the applicable regulatory authority in a foreign market, and we may never receive such regulatory approval for any drug candidate. To obtain separate regulatory approval in foreign countries, we generally must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy, and governing, among other things, clinical trials and commercial sales, pricing and distribution of a drug candidate, and we cannot predict success in these jurisdictions. If we obtain approval of any of our current or potential future drug candidates and ultimately commercialize any such drug candidate in foreign markets, we would be subject to risks and uncertainties, including the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements and the reduced protection of intellectual property rights in some foreign countries.

Price controls imposed in foreign markets may adversely affect our future profitability.

In some countries, particularly member states of the European Union, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a product. In addition, there can be considerable pressure exerted by governments and other stakeholders on prices and reimbursement levels, including as part of cost-containment measures. Political, economic and regulatory developments, in the United States or internationally, including tariffs, embargoes, sanctions or other limitations on trade, wars and terrorism, may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. In some countries, we or future partners may be required to conduct clinical trials or other studies that compare the cost-effectiveness of a drug candidate to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of any current or potential future drug candidate that is approved for marketing in the future is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business and results of operations or prospects could be materially and adversely affected and our ability to commercialize such drug candidate could be materially impaired.

Our business could be materially and adversely affected in the future by the effects of disease outbreaks, epidemics and pandemics.

Disease outbreaks, epidemics and pandemics in regions where we have concentrations of clinical trial sites and other business operations, could adversely affect our business, including by causing significant disruptions in our operations and/or in the operations of manufacturers and CROs we rely on. Disease outbreaks, epidemics and pandemics have had, and may have, negative impacts on our ability to initiate new clinical trial sites, enroll new patients and to maintain existing patients who are participating in clinical trials, which may result in increased clinical trial costs, longer timelines and delay in our ability to obtain regulatory approvals of our product candidates, if at all.

General supply chain issues may be exacerbated during disease outbreaks, epidemics or pandemics and may also impact the ability of our clinical trial sites to obtain basic medical supplies used in our trials in a timely fashion, if at all.

Moreover, the extent to which disease outbreaks, epidemics and pandemics may impact our business, results of operations and financial position will depend on future developments, which are highly uncertain and cannot be predicted with confidence. New health epidemics or pandemics may emerge that result in similar or more severe disruptions to our business. To the extent any future disease outbreak, epidemic or pandemic adversely affects our business, financial condition, results of operations and growth prospects, it could also have the effect of heightening many of the other risks and uncertainties described in this “Risk Factors” section.

Our current operations are concentrated in one location, and we or the third parties upon whom we depend may be adversely affected by natural or other disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Our current operations are concentrated in the San Francisco Bay Area. Any unplanned event, such as earthquake, flood, fire, explosion, extreme weather, medical epidemic, pandemic, power shortage, telecommunication failure or other natural or manmade accidents or incidents that result in us being unable to fully utilize our facilities or the manufacturing facilities of our third-party contract manufacturers, or lose our repository of preclinical and clinical human samples and other valuable laboratory samples, may have a material and adverse effect on our ability to operate our business, particularly on a daily basis. Such an event would have significant negative consequences on our financial and operating conditions. Loss of access to these facilities may result in increased costs, delays in the development of our drug candidates or interruption of our business operations. Natural disasters such as earthquakes or wildfires, both of which are prevalent in Northern California, floods or tsunamis could further disrupt our operations, and have a material negative impact on our business, financial condition, results of operations and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as our research facilities or the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business. As part of our risk management policy, we maintain insurance coverage at levels that we believe are appropriate for our business. However, in the event of an accident or incident at these facilities, we cannot assure you that the amounts of insurance will be sufficient to satisfy any damages and losses. If our facilities, or the manufacturing facilities of our third-party contract manufacturers, are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of our research and development programs may be harmed. Any business interruption may have a material and adverse effect on our business and financial condition.

Risks Related to Our Intellectual Property

If we are unable to obtain, maintain, enforce or defend intellectual property rights related to our technology and current or future drug candidates, or if our intellectual property rights are inadequate, we may not be able to compete effectively.

Our success depends in large part on our ability to obtain and maintain protection in the United States and other countries for our intellectual property rights and proprietary technology. We rely on patents and other forms of intellectual property rights to protect our current or future drug candidates, methods used to manufacture our current or future drug candidates and methods for treating patients using our current or future drug candidates.

The patent prosecution process is expensive, complex and time-consuming. Patent license negotiations also can be complex and protracted, with uncertain results. We may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patents and patent applications at a reasonable cost or in a timely manner. It is also possible that we or our collaborators will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. The patent applications that we own or license may fail to result in issued patents, and, even if they do issue as patents, such patents may not cover our current or future technologies or drug candidates in the United States or in other countries or provide sufficient protection from competitors. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued and its scope can be reinterpreted after issuance.

Further, although we and our licensors make reasonable efforts to ensure patentability of inventions, we cannot guarantee that all of the potentially relevant prior art relating to the patent applications and any issued patents we obtain has been found. For example, publications of discoveries in scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing and, in some cases, not at all. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our drug candidates or the use of our technologies. We thus cannot know with certainty whether we or any of our current or future licensors or strategic partners were the first to make the inventions claimed in our pending patent applications or any issued patents we obtain, or that we or any of our future licensors or strategic partners were the first to file for patent protection of such inventions. For this reason, and because there is no guarantee that any prior art search is correct and comprehensive, we may be unaware of prior art that could be used to invalidate an issued patent or to prevent our pending patent applications from issuing as patents. Invalidation of any of our patent rights, including in-licensed patent rights, could materially harm our business, financial condition, results of operations and prospects.

Moreover, the patent positions of biopharmaceutical companies are generally uncertain because they may involve complex legal and factual considerations that have, in recent years, been the subject of legal development and change. As a result, the issuance, scope, validity, enforceability and commercial value of our pending patent rights is uncertain. The standards applied by the United States Patent and Trademark Office ("USPTO") and foreign patent offices in granting patents are not always certain and, moreover, are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in patents. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patent rights or narrow the scope of our patent protection.

Even if patents do successfully issue and even if such patents cover our current or any future technologies or drug candidates, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed, invalidated or held unenforceable. Any successful challenge to any patents we own or license could deprive us of rights necessary for the successful commercialization of any current or future technologies or drug candidates that we may develop. Likewise, if patent applications we own or license with respect to our development programs and current or future technologies or drug candidates fail to issue, if their breadth or strength is threatened or if they fail to provide meaningful exclusivity, other companies could be dissuaded from collaborating with us to develop current or future technologies or drug candidates. Lack of valid and enforceable patent protection could threaten our ability to commercialize current or future products and could prevent us from maintaining exclusivity with respect to the invention or feature claimed in the patent applications. Any failure to obtain, or any loss of, patent protection could have a material adverse impact on our business and ability to achieve profitability. We may be unable to prevent competitors from entering the market with a product that is similar to or the same as current or potential future drug candidates that emerge from our discovery program.

The filing of a patent application or the issuance of a patent is not conclusive as to its ownership, inventorship, scope, patentability, validity or enforceability. Issued patents and patent applications may be challenged in the courts and in the patent office in the United States and abroad. For example, our patent applications or patent applications filed by any of our current or future licensors or strategic partners may be challenged through third-party submissions, opposition or derivation proceedings. By further example, issued patents may be challenged through reexamination, inter partes review or post-grant review proceedings before the USPTO or patent offices in other jurisdictions or in declaratory judgment actions or counterclaims. An adverse determination in any such submission, proceeding or litigation could prevent the issuance of, reduce the scope of, invalidate or render unenforceable our patent rights; limit our ability to stop others from using or commercializing similar or identical products; allow third parties to compete directly with us without payment to us; or result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patent rights is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future drug candidates. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Moreover, some of our intellectual property, including patents and patent applications, are or may in the future be co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners' interest in such intellectual property, including patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. We may need the cooperation of any such co-owners of our patent rights to enforce such patent rights against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business prospects and financial conditions.

If we fail to comply with our obligations under any license, collaboration or other intellectual property-related agreements, we may be required to pay damages and could lose intellectual property rights that may be necessary for developing, commercializing and protecting our current or future technologies or drug candidates or we could lose certain rights to grant sublicenses.

Any license, collaboration or other intellectual property-related agreements impose, and any future license, collaboration or other intellectual property-related agreements we enter into are likely to impose, various development, commercialization, funding, milestone, royalty, diligence, sublicensing, insurance, patent prosecution and enforcement or other obligations on us. If we breach any of these obligations, or use the intellectual property licensed to us in an unauthorized manner, we may be required to pay damages and the licensor may have the right to terminate the license. Despite our best efforts, any of our future licensors or strategic partners might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize products and technologies covered by these license agreements. Any license agreements we enter into may be complex and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may seek to obtain licenses from licensors in the future. However, we may be unable to obtain any such licenses at a reasonable cost or on reasonable terms, if at all. In addition, if any of our future licensors or strategic partners terminates any such license agreement, such license termination could result in our inability to develop, manufacture and sell products that are covered by the licensed technology or could enable a competitor to gain access to the licensed technology. Any of these events could have a material adverse effect on our competitive position, business, financial conditions, results of operations and ability to achieve profitability.

Furthermore, we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement and defense of patents and patent applications that we license from third parties. Therefore, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced and defended in a manner consistent with the best interests of our business. If our future licensors fail to prosecute, maintain, enforce and defend patents we may in-license, or they lose rights to licensed patents or patent applications, our license rights may be reduced or eliminated. In such circumstances, our right to develop and commercialize any of our products or drug candidates that is the subject of such licensed rights could be materially adversely affected. In certain circumstances, our licensed patent rights are subject to our reimbursing our licensors for their patent prosecution and maintenance costs.

Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing, misappropriating or otherwise violating the licensor's intellectual property rights and the amount of any damages or future royalty obligations that would result if any such claims were successful would depend on the technology and intellectual property we use in products that we successfully develop and commercialize, if any. Therefore, even if we successfully develop and commercialize products, we may be unable to achieve or maintain profitability.

Patent terms may not be able to protect our competitive position for an adequate period of time with respect to our current or future technologies or drug candidates.

Patents have a limited lifespan. In the United States, the standard patent term is typically 20 years after filing. Various extensions may be available. Even so, the life of a patent and the protection it affords are limited. As a result, our patent portfolio provides us with limited rights that may not last for a sufficient period of time to exclude others from commercializing products similar or identical to ours. For example, given the large amount of time required for the research, development, testing and regulatory review of new drug candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized.

Extensions of patent term may be available, but there is no guarantee that we would succeed in obtaining any particular extension or that any such extension would lengthen the patent term for a sufficient period of time to exclude others from commercializing products similar or identical to ours. In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984 permits a patent term extension of up to five years beyond the normal expiration of the patent, which is limited to the approved indication or any additional indications approved during the period of extension. A patent term extension cannot extend the remaining term of a patent beyond 14 years from the date of product approval; only one patent may be extended; and extension is available for only those claims covering the approved drug, a method for using it or a method for manufacturing it. The applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to any patents we obtain, or may grant more limited extensions than we request. An extension may not be granted or may be limited where there is, for example, a failure to exercise due diligence during the testing phase or regulatory review process, failure to apply within applicable deadlines, failure to apply before expiration of relevant patents or some other failure to satisfy applicable requirements. If this occurs, our competitors may be able to launch their products earlier by taking advantage of our investment in development and clinical trials along with our clinical and preclinical data. This could have a material adverse effect on our business and ability to achieve profitability.

Changes in U.S. patent law or the patent law of other countries or jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our current or any future technologies or drug candidates.

As is the case with other therapeutics companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs of, and may diminish our ability to protect, our inventions, obtaining, maintaining, and enforcing our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our owned and licensed patents. In September 2011, the Leahy-Smith America Invents Act (the "Leahy-Smith Act") was signed into law, which increased uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. The Leahy-Smith Act included a number of significant changes to U.S. patent law. These provisions affected the way patent applications are prosecuted, redefined prior art and provided more efficient and cost-effective avenues for competitors to challenge the validity of patents. This included allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures that attacked the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. In March 2013, under the Leahy-Smith Act, the United States transitioned to a first-to-file system in which, assuming that the other statutory requirements are met, the first inventor to file a patent application would be entitled to the patent on an invention regardless of whether a third-party was the first to invent the claimed invention. This required us to be cognizant of the time from invention to filing of a patent application. The Leahy-Smith Act and its implementation resulted in uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse impact on our business prospects, financial condition and results of operations.

Courts in the U.S. continue to refine the heavily fact-and-circumstance-dependent jurisprudence defining the scope of patent protection available for therapeutics, narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. This creates uncertainty about our ability to obtain patents in the future and the value of such patents. We cannot provide assurance that future developments in Congress, the federal courts and the USPTO will not adversely impact our patent rights. The laws and regulations governing patents could change in unpredictable ways that could weaken our and our licensors' ability to obtain new patents or to enforce our existing patent rights or patent rights that we might obtain or in-license in the future. Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may have a material adverse effect on our and our licensors' ability to obtain new patents or to protect and enforce our owned or in-licensed patent rights or patent rights that we may obtain or in-license in the future.

In Europe, a new unitary patent system took effect in June 2023, which will significantly impact European patents, including those granted before the introduction of such a system. Under the unitary patent system, European applications will have the option, upon grant of a patent, of becoming a Unitary Patent, which will be subject to the jurisdiction of the Unitary Patent Court ("UPC"). As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation. Patents granted before the implementation of the UPC will have the option of opting out of the jurisdiction of the UPC and remaining as national patents in the UPC countries. Patents that remain under the jurisdiction of the UPC will be potentially vulnerable to a single UPC-based revocation challenge that, if successful, could invalidate the patent in all countries who are signatories to the UPC. We cannot predict with certainty the long-term effects of any potential changes.

Other companies or organizations may challenge our patent rights or may assert patent rights that prevent us from developing and commercializing our current or future products.

Third parties may attempt to invalidate our intellectual property rights. Even if such rights are not directly challenged, disputes could lead to the weakening of our intellectual property rights. Our defense against any attempt by third parties to circumvent or invalidate our intellectual property rights could be costly to us, could require significant time and attention of our management and could have a material and adverse impact on our profitability, financial condition, prospects or ability to successfully compete.

Further, we cannot guarantee that we are aware of all patents and patent applications potentially relevant to our technology or products. There may be issued and pending patents that claim aspects of our current or potential future drug candidates and modifications that we may need for our current or potential future drug candidates. We may not be aware of potentially relevant third-party patents or applications for several reasons. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our drug candidates or technologies could have been filed by others without our knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our drug candidates or the use of our technologies.

We may be subject to priority disputes, inventorship disputes and similar proceedings that could, if resolved unfavorably, narrow the scope of our intellectual property protection. We cannot provide any assurances that third-party patents do not exist that might be enforced against our drug candidates or technologies or future methods or products, resulting in either an injunction prohibiting our manufacture or sales or, with respect to our sales, an obligation on our part to pay royalties or other forms of compensation to third parties, which could be significant.

Thus, it is possible that one or more third parties will hold patent rights to which we will need a license, which may not be available on reasonable terms or at all. If such third parties refuse to grant us a license to such patent rights on reasonable terms or at all, we may be required to expend significant time and resources to redesign our technology, drug candidates or the methods for manufacturing our drug candidates, or to develop or license replacement technology, all of which may not be commercially or technically feasible. In such case, we may not be able to market such technology or drug candidates and may not be able to perform research and development or other activities covered by these patents. This could have a material adverse effect on our ability to commercialize our drug candidates and our business and financial condition.

We may not be able to protect our intellectual property rights throughout the world, which could negatively impact our business.

Filing, prosecuting and defending patents on current or future technologies or drug candidates in all countries throughout the world would be prohibitively expensive. Competitors or other third parties may use our technologies in jurisdictions where we or our licensors have not obtained patent protection to develop their own products and, further, may export infringing products to territories where we have patent protection or licenses, but where enforcement is not as strong as that in the United States. These products may compete with our products and our patent or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Additionally, the laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as the laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Many companies have encountered significant difficulties in protecting and defending intellectual property rights in such foreign jurisdictions. The legal systems of certain countries, including certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for us to stop the infringement of our patent rights or the marketing of competing products in violation of our intellectual property and proprietary rights generally. Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and could divert our efforts and attention from other aspects of our business. Such proceedings could also put our patent rights at risk of being invalidated or interpreted narrowly, could put our or our licensors' patent applications at risk of not issuing and could provoke third parties to assert claims against us or any of our future licensors or strategic partners. We may not prevail in any lawsuits or other adversarial proceedings that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce such intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or in-license.

Further, many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of its patents. If we or any of our licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position in the relevant jurisdiction may be impaired and our business prospects, financial condition and results of operations may be materially adversely affected.

Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse impact on the success of our business.

Our commercial success depends, in part, upon our ability or the ability of any of our current or future collaborators to develop, manufacture, market and sell our current or any future drug candidates and to use our proprietary technologies without infringing, misappropriating or otherwise violating the proprietary and intellectual property rights of third parties. The biotechnology and pharmaceutical industries are characterized by extensive and complex litigation regarding patents and other intellectual property rights.

We or any of our current or future licensors or strategic partners may be party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our current or any potential future drug candidates and technologies, including derivation, reexamination, inter partes review, post-grant review or interference proceedings before the USPTO and similar proceedings in jurisdictions outside of the United States, such as opposition proceedings. If we or our licensors or strategic partners are unsuccessful in any interference proceedings or other priority or validity disputes (including through any patent oppositions) to which we or they are subject, we may lose valuable intellectual property rights through the loss of one or more patents or our patent claims may be narrowed, invalidated or held unenforceable. In some instances, we may be required to indemnify our licensors or strategic partners for the costs associated with any such adversarial proceedings or litigation. Third parties may also assert infringement, misappropriation or other claims against us, our licensors or our strategic partners based on existing patents or patents that may be granted in the future, as well as other intellectual property rights, regardless of their merit. There is a risk that third parties may choose to engage in litigation or other adversarial proceedings with us, our licensors or our strategic partners to enforce or otherwise assert their patent rights or other intellectual property rights. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-party patents and other intellectual property rights are valid, enforceable and infringed, which could have a material adverse impact on our ability to commercialize our current or any future drug candidates. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity by presenting clear and convincing evidence of invalidity. There is no assurance that a court of competent jurisdiction, even if presented with evidence we believe to be clear and convincing, would invalidate the claims of any such U.S. patent.

Further, we cannot guarantee that we or our licensors or strategic partners will be able to successfully settle or otherwise resolve such adversarial proceedings or litigation on terms acceptable to us. If such proceedings or litigation is not settled on terms acceptable to us, we may be required to engage in or to continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in marketing our drug candidates. If we or any of our licensors or strategic partners are found to infringe, misappropriate or violate a third-party patent or other intellectual property rights, we could be required to pay damages, including treble damages and attorney’s fees, if we are found to have willfully infringed. In addition, we or any of our licensors or strategic partners may choose to seek, or be required to seek, a license from a third party, which may not be available on commercially reasonable terms, if at all. Even if a license can be obtained on commercially reasonable terms, the rights may be non-exclusive, which could give our competitors access to the same technology or intellectual property rights licensed to us, and we could be required to make substantial licensing and royalty payments. We also could be forced, including by court order, to cease utilizing, developing, manufacturing and commercializing our drug candidates deemed to be infringing. We may be forced to redesign current or future technologies or products. Any of the foregoing could have a material adverse effect on our ability to generate revenue or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations.

In addition, we or our licensors or strategic partners may find it necessary to pursue claims or to initiate lawsuits to protect or enforce our patent or other intellectual property rights. If we or our licensors or strategic partners were to initiate legal proceedings against a third party to enforce a patent covering one of our drug candidates or our technology, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, claiming patent-ineligible subject matter, lack of novelty, indefiniteness, lack of written description, non-enablement, anticipation or obviousness. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. The outcome of such invalidity and unenforceability claims is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art of which we or our licensors or strategic partners and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we could lose at least part, and perhaps all, of the patent protection for one or more of our drug candidates. The narrowing or loss of our owned and licensed patent claims could limit our ability to stop others from using or commercializing similar or identical technology and products. All of these events could have a material adverse effect on our business, financial condition, results of operations and prospects. Patent and other intellectual property rights also will not protect our drug candidates and technologies if competitors or third parties design around such drug candidates and technologies without legally infringing, misappropriating or violating our patent or other intellectual property rights.

The cost to us in defending or initiating any litigation or other proceeding relating to our patent or other intellectual property rights, even if resolved in our favor, could be substantial, and any litigation or other proceeding would divert our management’s attention and distract our personnel from their normal responsibilities. Such litigation or proceedings could materially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We or our licensors or strategic partners may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be better able to sustain the costs of complex patent litigation because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could delay our research and development efforts and materially limit our ability to continue our operations. Furthermore, because of the substantial amount of discovery required in connection with certain such proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, such announcements could have a material adverse effect on the price of our common stock.

Intellectual property rights of third parties could adversely affect our ability to commercialize our current or future technologies or drug candidates, and we might be required to litigate or obtain licenses from third parties to develop or market our current or future technologies or drug candidates, which may not be available on commercially reasonable terms or at all.

Because the immunology, inflammatory and oncology disease landscapes are still evolving, it is difficult to conclusively assess our freedom to operate. Thus, we may unknowingly pursue development of a product or technology that infringes, misappropriates or otherwise violates third-party rights. There are numerous companies that have pending patent applications and issued patents broadly covering immune-therapies generally or covering molecules directed against the same targets as, or targets similar to, those we are pursuing. Our competitive position may materially suffer if patents issued to third parties or other third-party intellectual property rights cover our current or future technologies, drug candidates or elements thereof or our manufacture or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize current or future technologies, drug candidates or elements thereof unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may be issued patents of which we are not aware, held by third parties, that, if found to be valid and enforceable, could be alleged to be infringed by our current or future technologies or drug candidates. There also may be pending patent applications of which we are not aware that may result in issued patents, which could be alleged to be infringed by our current or future technologies or drug candidates. Should such an infringement claim be successfully brought, we may be required to pay substantial damages or be forced to abandon our current or future technologies or drug candidates or to seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

Third-party intellectual property right holders may also actively bring infringement, misappropriation or other claims alleging violations of intellectual property rights against us or our licensors. We cannot guarantee that these claims will be successfully settled or otherwise resolved on terms acceptable to us. If such claims cannot be successfully settled on terms acceptable to us, we may be required to engage in or to continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in marketing our drug candidates. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing any of our current or future technologies or drug candidates that are held to be infringing, misappropriating or otherwise violating third-party intellectual property rights. We might, if possible, also be forced to redesign current or future technologies or drug candidates so that we no longer infringe, misappropriate or violate the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business, which could have a material adverse effect on our financial condition and results of operations.

We may not be successful in obtaining necessary or exclusive rights to any drug candidates or products we may develop through acquisitions and in-licensing.

We may be unable to acquire or otherwise in-license any compositions, methods of use, processes or other intellectual property rights from third parties that we identify as necessary for drug candidates that we may wish to develop. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant program or drug candidates, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Patent rights we may in-license in the future may be subject to a reservation of rights by one or more third parties. For example, the research resulting in any in-licensed patent rights and technology may be funded in part by the U.S. government. As a result, the government may have certain rights, or march-in rights, to such patent rights and technology. When new technologies are developed with government funding, the government generally obtains certain rights in any resulting patents, including a non-exclusive license authorizing the government to use the invention for non-commercial purposes. These rights may permit the government to disclose our confidential information to third parties and to exercise march-in rights to use or allow third parties to use our licensed technology. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations or to give preference to U.S. industry. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. Any exercise by the U.S. government of such rights could harm our competitive position, business, financial condition, results of operations and prospects.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

As referenced above, in addition to seeking patent protection for certain aspects of our current or future technologies and drug candidates, we also consider trade secrets, including confidential and unpatented know-how, important to the maintenance of our competitive position. However, trade secrets and know-how can be difficult to protect. We protect and plan to protect trade secrets and confidential and unpatented know-how, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to such knowledge, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants under which they are obligated to maintain confidentiality and to assign their inventions to us. Despite these efforts, we may not obtain these agreements in all circumstances and we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary information.

Moreover, individuals with whom we have such agreements may not comply with their terms. Any of these parties may breach such agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for any such breaches. We may be forced to bring claims against third parties, including current or former employees or consultants, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property, including our patent rights. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or securing title to an employee- or consultant-developed invention if a dispute arises, is difficult, expensive and time-consuming, and the outcome is unpredictable. If we are unsuccessful in any inventorship disputes to which we are subject, we may lose valuable intellectual property rights, such as ownership of our patent rights. In addition, some courts in the United States and certain foreign jurisdictions disfavor or are unwilling to protect trade secrets. Further, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent that competitor from using the technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be materially and adversely harmed.

We may be subject to claims that we or our employees or consultants have wrongfully used or disclosed alleged trade secrets or other proprietary information of our employees' or consultants' former employers or their clients.

Many of our employees or consultants and our licensors' employees or consultants were previously employed at universities or biotechnology or biopharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that one or more of these employees or consultants or we have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information of any such individual's current or former employers. Litigation or arbitration may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or may be enjoined from using such intellectual property. Any such proceedings and possible aftermath would likely divert significant resources from our core business, including distracting our technical and management personnel from their normal responsibilities. A loss of key research personnel or their work product could limit our ability to commercialize, or prevent us from commercializing, our current or future technologies or drug candidates, which could materially harm our business. Even if we are successful in defending against any such claims, litigation or arbitration could result in substantial costs and could be a distraction to management.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents or applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our patent rights and any patent rights we may own or in-license now or in the future. The USPTO and various non-U.S. government patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply with these requirements, and we may also be dependent on our licensors to take the necessary action to comply with these requirements with respect to our in-licensed intellectual property. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market with similar or identical products, which could have a material adverse effect on our business prospects and financial condition.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be infringing on other marks. We own a U.S. registered trademark for RAPT and a U.S. registered trademark for a design used in our corporate logo. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we use for name recognition by potential partners or customers in our markets of interest. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be materially adversely affected.

Intellectual property rights do not necessarily address all potential threats to our business.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business. The following examples are illustrative:

- others may be able to make small molecule drugs, biologics, inhibitors or formulations that are similar to our drug candidates, but that are not covered by the claims of any patents that we own, license or control;
- we or any our licensors might not have been the first to make the inventions covered by the patent rights that we own, license or control;

- we or our licensors might not have been the first to file patent applications covering certain of our owned and in-licensed inventions;
- others may independently develop the same, similar or alternative technologies without infringing, misappropriating or violating our intellectual property rights;
- it is possible that our or our licensors' pending patent applications will not lead to issued patents;
- issued patents that we may own, in-license or control may not provide us with any competitive advantages, or may be narrowed or held invalid or unenforceable, including as a result of legal challenges;
- our competitors might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights, and may then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
- we or our strategic partners may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such trade secrets or know-how; and
- the patents of others may have an adverse effect on our business.

Should any of these events occur, they could have a material adverse impact on our business and financial condition.

Legal and Regulatory Risks

Clinical development includes a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

Our drug candidates RPT904 and tivumecirnon are in clinical development and the risk of failure is high. It is impossible to predict when or if our candidates or any potential future drug candidates will prove effective in humans or will receive regulatory approval. Before obtaining marketing approval from regulatory authorities for the sale of any drug candidate, we must complete preclinical studies and then conduct extensive clinical trials to demonstrate the safety and efficacy of a drug candidate in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the development process. The results of preclinical studies and clinical trials of any of our current or potential future drug candidates may not be predictive of the results of later-stage clinical trials. For example, while Jemincare conducted certain preclinical studies and a head-to-head clinical study of RPT904 and omalizumab in healthy patients, future clinical trials may not be consistent with the results of those studies. Drug candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or safety issues, notwithstanding promising results in earlier trials.

We have completed a Phase 1/2 clinical trial investigating tivumecirnon as a single agent and in combination with pembrolizumab in a range of tumors and our partner Jemincare is conducting clinical trials of RPT904 in China. In connection with these clinical trials or any other clinical trials we conduct in the future, if any, each of the following, among other factors, could prolong and/or cause the clinical development process to be even more expensive:

- the FDA or other regulatory authorities requiring us to submit additional data or imposing other requirements before permitting us to initiate or continue a clinical trial;
- obtaining regulatory approval to commence a clinical trial, such as an IND prior to commencing a clinical trial in the United States for RPT904;

- reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;
- obtaining IRB approval at each clinical trial site;
- recruiting suitable patients to participate in a clinical trial;
- having patients complete a clinical trial or return for post-treatment follow-up;
- clinical trial sites deviating from trial protocol or dropping out of a trial;
- adding new clinical trial sites; or
- manufacturing sufficient quantities of our drug candidates for use in clinical trials.

Furthermore, we expect to rely on our CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and, while we expect to enter into agreements governing their committed activities, we have limited influence over their actual performance.

We could encounter delays if prescribing physicians encounter unresolved ethical issues associated with enrolling patients in clinical trials of our current or potential future drug candidates in lieu of prescribing existing treatments that have established safety and efficacy profiles. Further, a clinical trial may be suspended or terminated by us, our partners, the IRBs of the institutions in which such trials are being conducted, the Data Safety Monitoring Board for such trial or by the FDA or other regulatory authorities due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug or therapeutic biologic, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. For example, in 2024, clinical holds were placed on our Phase 2 clinical trials of zelnecirnon following an SAE of liver failure in one patient in one of the trials; we subsequently stopped the zelnecirnon program based on feedback from the FDA. There can be no guarantee that we will not be forced to stop any other clinical trials, either temporarily or permanently, as a result of similar events relating to any other current or potential future drug candidates.

We may be unable to obtain U.S. or foreign regulatory approval and, as a result, be unable to commercialize our current or potential future drug candidates.

Our current and potential future drug candidates are and will be subject to extensive governmental regulations relating to, among other things, research, testing, development, manufacturing, safety, efficacy, approval, recordkeeping, reporting, labeling, storage, packaging, advertising and promotion, pricing, marketing and distribution of drugs and therapeutic biologics. Rigorous preclinical testing and clinical trials and an extensive regulatory approval process are required to be successfully completed in the U.S. and in many foreign jurisdictions before a new drug, therapeutic or biologic can be marketed. Satisfaction of these and other regulatory requirements is costly, time-consuming, uncertain and subject to unanticipated delays. It is possible that none of the drug candidates we may develop will obtain the regulatory approvals necessary for us or our potential future partners to begin selling them.

We have very limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including approval by the FDA. The time required to obtain FDA and other approvals is unpredictable but typically takes many years following the commencement of clinical trials, depending upon the type, complexity and novelty of the drug candidate. The standards that the FDA and its foreign counterparts use when regulating us and other companies developing drugs require judgment and can change, which makes it difficult to predict with certainty how they will be applied. Any analysis we perform of data from preclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. We may also encounter unexpected delays or increased costs due to new government regulations, for example, from future legislation or administrative action, or from changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. It is impossible to predict whether legislative changes will be enacted, or whether FDA or foreign regulations, guidance or interpretations will be changed, or what the impact of such changes, if any, may be.

Any delay or failure in obtaining required approvals could have a material and adverse effect on our ability to generate revenue from the particular drug candidate for which we are seeking approval. Further, we and our potential future partners may never receive approval to market and commercialize any drug candidate. Even if we or a potential future partner obtains regulatory approval, the approval may be for targets, disease indications or patient populations that are not as broad as we intended or desired or may require labeling that includes significant use or distribution restrictions or safety warnings. We or a potential future partner may be subject to post-marketing testing requirements to maintain regulatory approval. If any of our drug candidates prove to be ineffective, unsafe or commercially unviable, we may have to re-engineer them, and our entire pipeline could have little, if any, value, which could require us to change our focus and approach to drug discovery and development, which would have a material and adverse effect on our business, financial condition, results of operations and prospects.

We are also subject to numerous foreign regulatory requirements governing, among other things, the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process varies among countries and may include all of the risks associated with FDA approval described above as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Moreover, the time required to obtain approval may differ from that required to obtain FDA approval. Approval by the FDA does not ensure approval by regulatory authorities outside the United States and vice versa.

Even if we receive regulatory approval for any of our current or potential future drug candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, our current or potential future drug candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

Any regulatory approvals that we or potential future partners obtain for our current or potential future drug candidates may also be subject to limitations on the approved indicated uses for which a product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including “Phase 4” clinical trials, and surveillance to monitor the safety and efficacy of such drug candidate. In addition, if the FDA or other regulatory authority approves current or potential future drug candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, import, export, advertising, promotion and recordkeeping for such product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration and continued compliance with cGMP and good clinical practices for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

- restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market or voluntary or mandatory product recalls;
- fines, warning letters or holds on clinical trials;
- refusal by the FDA to approve pending applications or supplements to approved applications filed by us or our strategic partners;

- suspension or revocation of product license approvals;
- product seizure or detention or refusal to permit the import or export of products; and
- injunctions or the imposition of civil or criminal penalties.

The FDA's policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our drug candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business.

Healthcare legislative reform measures may have a material adverse effect on our business and results of operations.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the "ACA") was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The ACA was intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms.

There have been executive, judicial and Congressional challenges and amendments to certain aspects of the ACA. For example, in August 2022, the IRA was signed into law, which, among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the "donut hole" under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and healthcare reform measures will impact the ACA and our business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. The Budget Control Act of 2011, among other things, includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect in April 2013 and, due to subsequent legislative amendments, will remain in effect until 2032.

Additionally, there has been heightened government scrutiny over the manner in which manufacturers set prices for their marketed products. For example, there have been several Congressional inquiries, Presidential executive orders and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drug products. At the federal level, the IRA, among other things, (1) directs the HHS to negotiate the price of certain single-source drugs that have been on the market for 7 years covered under Medicare (the "Medicare Price Negotiation Program") and (2) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions began to take effect progressively starting in fiscal year 2023. In August 2024, HHS announced the agreed-upon reimbursement price of the first ten drugs that were subject to price negotiations, although the Medicare Price Negotiation Program is currently subject to legal challenges. In January 2024, HHS selected fifteen additional products covered under Part D for price negotiation in 2025. Each year thereafter more Part B and Part D products will become subject to the Medicare Price Negotiation Program. Further, in December 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights that, for the first time, includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While the government has not previously exercised march-in rights, it is uncertain if that practice will change under the new framework.

The current presidential administration is pursuing policies to reduce regulations and expenditures across government, including at HHS, the FDA, CMS and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. These actions may, for example, include directives to reduce agency workforces, rescinding a prior executive order tasking CMMI to consider new payment and healthcare models to limit drug spending and eliminating a prior executive order that directed HHS to establish an AI task force and develop a strategic plan. Additionally, in its June 2024 decision in Loper Bright, the U.S. Supreme Court overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies' reasonable interpretations of ambiguous federal statutes. The Loper Bright decision could result in additional legal challenges to current regulations and guidance issued by federal agencies applicable to our operations, including those issued by the FDA. Congress may introduce and ultimately pass health care related legislation that could impact the drug approval process and make changes to the Medicare Drug Price Negotiation Program created under the IRA. We cannot predict which additional measures may be adopted or the impact of current and additional measures on the marketing, pricing and demand for our products, which could have a material adverse effect on our business, financial condition and results of operations.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to (i) control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and (ii) encourage importation from other countries and bulk purchasing. For example, in January 2024, the FDA approved Florida's Section 804 Importation Program ("SIP") proposal to import certain drugs from Canada for specific state healthcare programs. It is unclear how this program will be implemented, including which drugs will be chosen, and whether it will be subject to legal challenges in the United States or Canada. Other states have also submitted SIP proposals that are pending review by the FDA. Any such approved importation plans, when implemented, may result in lower drug prices for products covered by those programs. These new laws and initiatives may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our future customers and accordingly, our financial operations.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our drug candidates or additional pricing pressures.

If we or potential future partners, manufacturers or service providers fail to comply with healthcare laws and regulations, we or they could be subject to enforcement actions, which could affect our ability to develop, market and sell our products and may harm our reputation.

Healthcare providers and third-party payors, among others, will play a primary role in the prescription and recommendation of any drug candidates for which we obtain marketing approval. Our current and future arrangements with third-party payors, providers and customers, among others, may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research, market, sell and distribute our drug candidates for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations include the following:

- the federal Anti-Kickback Statute, which prohibits, among other things, a person or entity from knowingly and willfully soliciting, offering, paying, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease order, arranging for or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, by a federal healthcare program, such as Medicare or Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, a violation of the Anti-Kickback Statute can form the basis for a violation of the federal False Claims Act (discussed below);

- federal civil and criminal false claims laws and civil monetary penalties laws, including the federal False Claims Act, which provides for civil whistleblower or qui tam actions, that impose penalties against individuals or entities for knowingly presenting or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, the government may assert that a claim including items and services resulting from a referral made in violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;
- the Health Insurance Portability and Accountability Act ("HIPAA") which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. As amended by the Health Information Technology for Economic and Clinical Health Act ("HITECH"), HIPAA also imposes obligations on certain covered entity healthcare providers, health plans and healthcare clearinghouses as well as their business associates and subcontractors that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information, and require notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information;
- the federal false statements statute, which prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;
- the federal transparency requirements known as the federal Physician Payments Sunshine Act, created as part of ACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program to report annually to CMS information related to payments and other transfers of value made by that entity to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physicians assistants and nurse practitioners) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and
- analogous local, state and foreign laws and regulations, such as state anti-kickback and false claims laws that may apply to healthcare items or services reimbursed by third-party payors, including private insurers; local, state and foreign transparency laws that require manufacturers to report information related to payments and transfers of value to other healthcare providers and healthcare entities, marketing expenditures or drug pricing; state laws that require pharmaceutical companies to register certain employees engaged in marketing activities in the location and comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Ensuring that our future business arrangements with third parties comply with applicable healthcare laws and regulations could involve substantial costs. If our operations are found to be in violation of any such requirements, we may be subject to significant penalties, including criminal and significant civil monetary penalties, damages, fines, individual imprisonment, disgorgement, contractual damages, reputational harm, exclusion from participation in government healthcare programs, integrity obligations, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private qui tam actions brought by individual whistleblowers in the name of the government, refusal to allow us to enter into supply contracts, including government contracts, additional reporting requirements and oversight if subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management's attention from the operation of our business, even if our defense is successful. In addition, achieving and sustaining compliance with applicable laws and regulations may be costly to us in terms of money, time and resources.

If we fail to comply with U.S. and foreign regulatory requirements, regulatory authorities could limit or withdraw any marketing or commercialization approvals we may receive and subject us to other penalties that could materially harm our business.

Even if we receive marketing and commercialization approval of a drug candidate, we will be subject to continuing regulatory requirements, including in relation to adverse patient experiences with the product and clinical results that are reported after a product is made commercially available, both in the United States and any foreign jurisdiction in which we seek regulatory approval. The FDA has significant post-market authority, including the authority to require labeling changes based on new safety information and to require post-market studies or clinical trials to evaluate safety risks related to the use of a product or to require withdrawal of the product from the market. The FDA also has the authority to require a Risk Evaluation and Mitigation Strategy ("REMS"), after approval, which may impose further requirements or restrictions on the distribution or use of an approved drug or therapeutic biologic. The manufacturer and manufacturing facilities we use to make a future product, if any, will also be subject to periodic review and inspection by the FDA and other regulatory agencies, including for continued compliance with cGMP requirements. The discovery of any new or previously unknown problems with our third-party manufacturers, manufacturing processes or facilities may result in restrictions on the product, manufacturer or facility, including withdrawal of the product from the market. We intend to rely on third-party manufacturers and we will not have control over compliance with applicable rules and regulations by such manufacturers. Any product promotion and advertising will also be subject to regulatory requirements and continuing regulatory review. If we or our existing or future partners, manufacturers or service providers fail to comply with applicable continuing regulatory requirements in the U.S. or foreign jurisdictions in which we seek to market our products, we or they may be subject to, among other things, fines, warning letters, holds on clinical trials, delay of approval or refusal by the FDA to approve pending applications or supplements to approved applications, suspension or withdrawal of regulatory approval, product recalls and seizures, administrative detention of products, refusal to permit the import or export of products, operating restrictions, injunction, civil penalties and criminal prosecution.

Even if we are able to commercialize any drug candidate, such drug candidate may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, which would harm our business.

Our ability to commercialize any products successfully will depend, in part, on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from third-party payors, such as government authorities, private health insurers and health maintenance organizations. Patients who are prescribed medications for the treatment of their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. Coverage and adequate reimbursement from government healthcare programs, such as Medicare and Medicaid, and private health insurers are critical to new product acceptance. Patients are unlikely to use our future products, if any, unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost. We plan to develop, either by ourselves or with collaborators, in vitro companion diagnostic tests for our drug candidates for certain indications. We, or our collaborators, will be required to obtain coverage and reimbursement for these tests separate and apart from the coverage and reimbursement we seek for our drug candidates, once approved. The failure to obtain coverage reimbursement for the companion diagnostic tests may hinder our ability to commercialize our product candidates, once approved.

Cost-containment is a priority in the U.S. healthcare industry and elsewhere. As a result, government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Third-party payors also may request additional clinical evidence beyond the data required to obtain marketing approval, requiring a company to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of its product. Commercial third-party payors often rely upon Medicare coverage policy and payment limitations in setting their reimbursement rates, but also have their own methods and approval process apart from Medicare determinations. Therefore, coverage and reimbursement for pharmaceutical products in the U.S. can differ significantly from payor to payor. We cannot be sure that coverage and adequate reimbursement will be available for any product that we commercialize and, if reimbursement is available, that the level of reimbursement will be adequate. Further, coverage policies and third-party reimbursement rates may change at any time. Thus, even if favorable coverage and reimbursement status is attained, less favorable coverage policies and reimbursement rates may be implemented in the future. Coverage and reimbursement may impact the demand for, or the price of, any drug candidate for which we obtain marketing approval. If coverage and reimbursement are not available or are available only at limited levels, we may not be able to successfully commercialize any drug candidate for which we obtain marketing approval.

Additionally, the regulations that govern regulatory approvals, pricing and reimbursement for new drugs and therapeutic biologics vary widely from country to country. Some countries require approval of the sale price of a drug or therapeutic biologic before it can be marketed. In many countries, the pricing review period begins after marketing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain regulatory approval for a product in a particular country but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenue we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more drug candidates, even if our drug candidates obtain regulatory approval.

We are subject to U.S. and foreign anti-corruption and anti-money laundering laws with respect to our operations and non-compliance with such laws can subject us to criminal or civil liability and harm our business.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act and possibly other state and national anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, third-party intermediaries, joint venture partners and collaborators from authorizing, promising, offering or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. We interact with officials and employees of government agencies and government-affiliated hospitals, universities and other organizations. In addition, we may engage third-party intermediaries to promote our clinical research activities abroad or to obtain necessary permits, licenses and other regulatory approvals. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize or have actual knowledge of such activities.

Our Code of Business Conduct and Ethics mandates compliance with the FCPA and other anti-corruption laws applicable to our business throughout the world. However, we cannot assure you that our employees and third-party intermediaries will comply with this code or such anti-corruption laws. Noncompliance with anti-corruption and anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas, investigations or other enforcement actions are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management's attention and resources and significant defense and compliance costs and other professional fees. In certain cases, enforcement authorities may even cause us to appoint an independent compliance monitor, which can result in added costs and administrative burdens.

Our business entails a significant risk of product liability, and our inability to obtain sufficient insurance coverage could have a material and adverse effect on our business, financial condition, results of operations and prospects.

As we conduct clinical trials, we will be exposed to significant product liability risks inherent in the development, testing, manufacturing and marketing of inflammatory disease and cancer treatments. Product liability claims could delay or prevent completion of our development programs. If we succeed in marketing products, such claims could result in an FDA investigation of the safety and effectiveness of our products, our manufacturing processes and facilities, our marketing programs and potentially a recall of our products or more serious enforcement action, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for our products, injury to our reputation, costs to defend the related litigation, a diversion of management's time and our resources, substantial monetary awards to clinical trial participants or patients and a decline in our stock price. Any insurance we have or may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, our partners or we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by product liability claims that could have a material and adverse effect on our business, financial condition, results of operations and prospects.

Our employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants and commercial partners. Misconduct by employees could include intentional failures to comply with FDA regulations, provide accurate information to the FDA, comply with manufacturing standards we may establish, comply with federal and state healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a material and adverse effect on our business and financial condition, including the imposition of significant criminal, civil and administrative fines or other sanctions, such as monetary penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government-funded healthcare programs, such as Medicare and Medicaid, integrity obligations, reputational harm and the curtailment or restructuring of our operations.

We and the third parties with whom we work are subject to stringent and evolving U.S. and foreign laws, regulations and rules, contractual obligations, industry standards, policies and other obligations related to data privacy and security. Our actual or perceived failure (or that of the third parties with whom we work) to comply with such obligations could lead to government investigations or enforcement actions (which could include civil or criminal penalties), litigation (including class claims) and mass arbitration demands; fines or penalties; or disruptions of our business operations, reputational harm, loss of revenue or profits, adverse publicity and other adverse business consequences, which could negatively affect our operating results and business.

In the ordinary course of business, we and the third parties with whom we work collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit and share (collectively, "process") personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, sensitive third-party data, business plans, transactions, financial information and clinical trial and other health data (collectively, "sensitive data").

Our data processing activities subject us to numerous data privacy and security obligations, such as various federal, state, local and foreign data protection laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements and other obligations relating to data privacy and security. In the United States, federal, state and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (*e.g.*, Section 5 of the Federal Trade Commission Act) and other similar laws (*e.g.*, wiretapping laws). For example, HIPAA, as amended by HITECH, imposes specific requirements relating to the privacy, security and transmission of protected health information. In the past few years, numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct or delete certain personal data and to opt-out of certain data processing activities, such as targeted advertising, profiling and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future. While these laws also exempt some data processed in the context of clinical trials, these developments further complicate our compliance efforts and increase compliance costs for us, the third parties with whom we work and our future customers.

Outside the United States, an increasing number of laws, regulations and industry standards govern data privacy and security. For example, the European Union’s General Data Protection Regulation (“EU GDPR”), the United Kingdom’s GDPR (“UK GDPR”) (collectively, “GDPR”) and Australia’s Privacy Act impose strict requirements for processing personal data. For example, under the GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to €20 million under the EU GDPR, £17.5 million under the UK GDPR or, in each case, 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. In addition, we are, and may in the future become subject to new and emerging data privacy regimes in Asia, including China's Personal Information Protection Law, South Korea's Personal Information Protection Act, Taiwan’s Personal Data Protection Act, Thailand’s Personal Data Protection Act and Hong Kong’s Personal Data (Privacy) Ordinance.

In addition, we transfer personal data from Europe and other jurisdictions to the United States or other countries. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area (“EEA”) and the United Kingdom (“UK”) have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws they generally believe are inadequate. Other jurisdictions may adopt or have already adopted similarly stringent data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA's standard contractual clauses, the UK’s International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful manner for us to transfer personal data from the EEA, the UK or other jurisdictions to the United States, or if the requirements for a legally compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions (such as Europe) at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants and activities groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers of personal data out of Europe for allegedly violating the GDPR’s cross-border data transfer limitations. Regulators in the United States such as the Department of Justice are also increasingly scrutinizing certain personal data transfers and have proposed and may enact certain data localization requirements, for example, the executive order entitled Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern.

In addition to data privacy and security laws, we are contractually subject to industry standards adopted by industry groups, and we are, and may in the future become, subject to such obligations. We are also bound by other contractual obligations related to data privacy and security and our efforts to comply with such obligations may not be successful. For example, clinical trial subjects about whom we or the third parties with whom we work obtain information, as well as the providers who share this information with us, contractually limit our ability to use and disclose the information.

We also publish privacy policies, marketing materials and other statements concerning data privacy and security. Regulators in the United States are increasingly scrutinizing these statements, and if these policies, materials or statements are found to be deceptive, unfair, misleading, deficient, lacking in transparency or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Obligations related to data privacy and security (and consumers' data privacy expectations) are quickly changing, becoming increasingly stringent and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources and may necessitate changes to our services, information technologies, systems and practices and to those of any third parties that process personal data or sensitive data on our behalf.

We may at times fail, or be perceived to have failed, in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties with whom we work may fail to comply with such obligations, which could negatively impact our business operations. In the event of failure (or perceived failure) of us or the third parties with whom we work to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions (*e.g.*, investigations, fines, civil or criminal penalties, audits, inspections, and similar); litigation (including class claims) and mass arbitration demands, additional reporting requirements and/or oversight, bans on processing personal data, orders to destroy or not use personal data, adverse publicity or imprisonment of company officials. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class action claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on our reputation, business or financial condition, including but not limited to: loss of customers, inability to process personal data or to operate in certain jurisdictions, limited ability to develop or commercialize our products, expenditure of time and resources to defend any claim or inquiry, adverse publicity or substantial changes to our business model or operations.

If our information technology systems (or those of the third parties with whom we work) or our data are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions, litigation, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue or profits and other adverse consequences.

In the ordinary course of business, we and the third parties with whom we work process sensitive data. As a result, we and the third parties with whom we work face a variety of evolving threats, including but not limited to ransomware attacks, which could cause security incidents. Cyber-attacks, malicious internet-based activity, online and offline fraud and other similar activities threaten the confidentiality, integrity and availability of our sensitive data and information technology systems, and those of the third parties with whom we work. Such threats are prevalent and continue to rise, are increasingly difficult to detect and come from a variety of sources, including traditional computer "hackers," threat actors, "hacktivists," organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states and nation-state-supported actors.

Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties with whom we work may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain and ability to produce, sell and distribute our services.

We and the third parties with whom we work are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, attacks enhanced or facilitated by AI and other similar threats.

In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, ability to provide our products or services, loss of sensitive data and income, reputational harm and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. It may be difficult and/or costly to detect, investigate, mitigate, contain and remediate a security incident. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain and remediate a security incident could result in outages, data losses and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems.

Remote work has become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations. Additionally, future or past business transactions, such as acquisitions or integrations, could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

In addition, we rely on third parties and technologies to operate critical business systems to process sensitive data in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, clinical trials, CROs, encryption and authentication technology, employee email and other functions. We also rely on third parties to provide other products, services, parts or otherwise to operate our business. Our ability to monitor these third parties' information security practices is limited, and these third parties may not have adequate information security measures in place. If the third parties we rely on experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if the third parties with whom we work fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties' infrastructure in our supply chain or the supply chain of third parties with whom we work have not been compromised.

While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We take steps designed to detect, mitigate and remediate vulnerabilities in our information systems (such as our hardware and/or software, including that of third parties with whom we work). We have not and may not in the future, however, detect, mitigate and remediate all such vulnerabilities including on a timely basis. Further, we have (and may in the future) experienced delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident.

Certain of the previously identified or similar threats have in the past and may in the future cause a security incident or other interruption that could result in unauthorized, unlawful or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to, our sensitive data or our information technology systems or those of the third parties with whom we work. For example, our CROs have been subject to cyber attacks in the past that impacted certain of our non-clinical trial data. A security incident or other interruption could disrupt our ability (and that of the third parties with whom we work) to provide our services.

We may expend significant resources or modify our business activities (including our clinical trial activities) to try to protect against security incidents. Additionally, certain data privacy and security obligations have required us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive data.

Applicable data privacy and security obligations may require us, or we may voluntarily choose, to notify relevant stakeholders, including affected individuals, customers, regulators and investors, of security incidents, or to take other actions, such as providing credit monitoring and identity theft protection services. Such disclosures and related actions can be costly, and the disclosure or the failure to comply with such applicable requirements could lead to adverse consequences.

If we or a third party with whom we work experiences a security incident or is perceived to have experienced a security incident, we may experience adverse consequences such as: government enforcement actions (for example, investigations, fines, penalties, audits and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive data (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; disputes with physicians, patients and our partners; monetary fund diversions; interruptions in our operations (including availability of data and interruptions and delays in our research and development work; financial loss; and other similar harms. Security incidents and attendant consequences may negatively impact our ability to grow and operate our business.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

In addition to experiencing a security incident, third parties may gather, collect or infer sensitive data about us from public sources, data brokers or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position. Additionally, sensitive data of the Company could be leaked, disclosed or revealed as a result of or in connection with the use of generative AI technologies by our personnel or our vendors.

If we do not comply with laws regulating the protection of the environment and health and human safety, our business could be adversely affected.

Our research, development and manufacturing involve the use of hazardous materials and various chemicals. We maintain quantities of various flammable and toxic chemicals in our facilities that are required for our research, development and manufacturing activities. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. We believe our procedures for storing, handling and disposing of these materials in our facilities comply with the relevant guidelines of the state of California and the Occupational Safety and Health Administration of the U.S. Department of Labor. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards mandated by applicable regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. If an accident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of animals and biohazardous materials. Although we maintain workers' compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of these materials, this insurance may not provide adequate coverage against potential liabilities. Although we have some environmental liability insurance covering certain of our facilities, we may not maintain adequate insurance for all environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological or hazardous materials. Additional federal, state and local laws and regulations affecting our operations may be adopted in the future. We may incur substantial costs to comply with, and substantial fines or penalties if we violate, any of these laws or regulations.

Environmental, social and governance matters and any related reporting obligations may impact our business.

Companies across many industries are facing increasing scrutiny related to their environmental, social and governance ("ESG") practices and reporting, both in the United States and internationally. For example, new domestic and international laws and regulations relating to ESG matters, including environmental sustainability, climate change and human capital management, are under consideration or being adopted, which may include specific, target-driven disclosure requirements or obligations. If increased ESG disclosure requirements apply to us, we may require additional investments and implementation of new practices and reporting processes, all entailing additional compliance risk regulations.

Risks Related to Ownership of Our Common Stock

Our quarterly operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline.

We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

- variations in the level of expense related to the ongoing development of our drug candidates or future development programs;
- results of clinical trials, or the addition, delay or termination of clinical trials or funding support by us or potential future partners;
- our execution of any collaboration, licensing or similar arrangements, and the timing of payments we may make or receive under potential future arrangements or the termination or modification of any such potential future arrangements;
- any intellectual property infringement, misappropriation or violation lawsuit or opposition, interference or cancellation proceeding in which we may become involved;
- additions and departures of key personnel;
- strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;
- if any of our drug candidates receives regulatory approval, the terms of such approval and market acceptance and demand for such drug candidates;
- regulatory developments affecting our drug candidates or those of our competitors; and
- changes in general market and economic conditions, including declines in economic growth, rising inflation, tariffs, higher borrowing rates and adverse changes in liquidity and credit availability.

If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

Our stock price may be volatile and purchasers of our common stock could incur substantial losses.

Our stock price has been and is likely to continue to be highly volatile. The market price for our common stock may be influenced by many factors, including the other risks described in this “Risk Factors” section and the following:

- our ability to advance our current or potential future drug candidates through clinical development;
- results of our preclinical studies, non-clinical studies and clinical trials for our current and future drug candidates or those of our competitors or potential future partners;
- regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our products;
- the success of competitive products or technologies;
- introductions and announcements of new products by us, our future commercialization partners or our competitors, and the timing of these introductions or announcements;
- actions taken by regulatory agencies with respect to our products, clinical trials, manufacturing process or sales and marketing terms;
- actual or anticipated variations in our financial results or those of companies that are perceived to be similar to us;

- the success of our efforts to acquire or in-license additional technologies, products or drug candidates;
- developments concerning any future collaborations, including, but not limited to, those with our sources of manufacturing supply and our commercialization partners;
- market conditions in the pharmaceutical and biotechnology sectors;
- announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
- developments, disputes or litigation matters concerning patents or other intellectual property rights, and our ability to obtain and maintain patent protection for our products;
- our ability or inability to raise additional capital and the terms on which we raise it;
- the recruitment or departure of key personnel;
- changes in the structure of healthcare payment systems;
- actual or anticipated changes in earnings estimates or changes in securities analyst recommendations regarding our common stock, other comparable companies or our industry generally;
- our failure or the failure of our competitors to meet securities analysts' projections or guidance that we or our competitors may give to the market;
- fluctuations in the valuation of companies perceived by investors to be comparable to us;
- announcement or expectation of additional financing efforts;
- speculation in the press or investment community;
- trading volume of our common stock;
- sales of our common stock by us or our stockholders;
- the concentrated ownership of our common stock;
- changes in accounting principles;
- terrorist acts, acts of war or periods of widespread civil unrest, including as a result of ongoing overseas conflicts;
- natural disasters, medical epidemics, pandemics and other calamities
- compliance with listing requirements of the Nasdaq Stock Market;
- corporate actions, such as reverse stock splits; and
- general economic, industry and market conditions.

In addition, the stock markets in general, and the markets for pharmaceutical, therapeutics, biopharmaceutical and biotechnology stocks in particular, have experienced extreme volatility that has been often unrelated to the operating performance of the issuer, including in connection with ongoing overseas conflicts and past United States bank failures, each of which has resulted in decreased stock prices for many companies notwithstanding the lack of a fundamental change in their underlying business models or prospects. Substantial purchases of common stock by existing stockholders could reduce the liquidity of the trading market for our common stock and increase volatility.

Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our technologies or drug candidates.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or drug candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market drug candidates that we would otherwise prefer to develop and market ourselves.

If securities or industry analysts do not publish research or reports about our company, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property rights or our common stock performance, or if our clinical studies and operating results fail to meet the expectations of the analysts, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our principal stockholders own a significant percentage of our stock and are able to exert significant control over matters subject to stockholder approval.

Holders of 5% or more of our capital stock and their respective affiliates, beneficially own a significant percentage of our common stock. As a result, these stockholders, if acting together, will have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transaction.

The interests of these stockholders may not be the same as, and may even conflict with, your interests. For example, these stockholders could delay or prevent a change of control of our company, even if such a change of control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or our assets and might affect the prevailing market price of our common stock. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors' perception that conflicts of interest may exist or arise.

We are a "smaller reporting company" and our election of reduced reporting requirements applicable to such companies may make our common stock less attractive to investors.

We are a smaller reporting company as defined in the Exchange Act. We may take advantage of certain of the scaled disclosures available to smaller reporting companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, and will be able to take advantage of these scaled disclosures for so long as (i) our voting and non-voting common stock held by nonaffiliates is less than $250.0 million measured on the last business day of our second fiscal quarter or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our common stock less attractive as a result of our reliance on these exemptions. If some investors find our common stock less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our common stock and the market price for our common stock may be more volatile.

Our ability to use net operating loss carryforwards and certain other tax attributes to offset future taxable income may be subject to certain limitations.

Our ability to use our net operating loss carryforwards ("NOLs") and certain other tax attributes is conditioned upon our attaining profitability and generating U.S. federal and state taxable income. As described above under "—Risks Related to Our Business," we have incurred significant net losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future; thus, we do not know whether or when we will generate the U.S. federal or state taxable income necessary to utilize our NOLs and certain other tax attributes. Our NOLs could expire unused and be unavailable to offset future income tax liabilities because of their limited duration or because of restrictions under U.S. tax law. Federal NOLs generated in tax years beginning before January 1, 2018, are only permitted to be carried forward for 20 taxable years under applicable U.S. federal tax law. Under the Tax Cuts and Jobs Act (the "Tax Act"), as modified by the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") signed into law in March 2020, federal NOLs arising in tax years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such federal NOLs may be limited to 80% of current year taxable income. It is uncertain if and to what extent various states will conform to the Tax Act or the CARES Act.

In general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the "Code"), a corporation that undergoes an "ownership change," generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, is subject to limitations on its ability to utilize its pre-change NOLs and certain other pre-change tax attributes (such as research and development tax credits) to offset post-change taxable income. Our existing NOLs and certain other tax attributes may be subject to substantial limitations arising from previous ownership changes, if any, and if we undergo an ownership change, our ability to utilize NOLs and certain other tax attributes could be further limited by Sections 382 and 383 of the Code. In addition, future changes in our stock ownership, many of which are outside of our control, could result in an ownership change. Our NOLs and certain other tax attributes may also be impaired under state law. For example, California Senate Bill 113 imposed limits on the usability of California state NOLs and certain California state tax credits in tax years beginning after 2023 and before 2027. Accordingly, we may not be able to utilize a material portion of our NOLs and certain other tax attributes.

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition or results of operations.

New tax laws, statutes, rules, regulations or ordinances could be enacted at any time. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted differently, changed, repealed or modified at any time. Any such enactment, interpretation, change, repeal or modification could adversely affect us, possibly with retroactive effect. For instance, the IRA imposes, among other rules, a 15% minimum tax on the book income of certain large corporations and a 1% excise tax on certain corporate stock repurchases. In addition, for certain research and experimental expenses incurred in tax years beginning after December 31, 2021, the Tax Act requires the capitalization and amortization of such expenses over five years if incurred in the United States and fifteen years if incurred outside the United States, rather than deducting such expenses currently. There have been legislative proposals to repeal or defer the capitalization requirement, including H.R. 7024 (The Tax Relief for American Families and Workers Act of 2024) passed by the U.S. House of Representatives that would restore the deductibility of research and experimental expenses incurred in the United States (but not research and experimental expenses incurred outside the United States); however, there can be no assurance that such requirement will be repealed, deferred or otherwise modified. Changes in corporate tax rates, the realization of our net deferred tax assets, the taxation of foreign earnings and the deductibility of expenses under the Tax Act, as amended by the CARES Act or any future tax reform legislation, could have a material impact on the value of our deferred tax assets, result in significant one-time charges and increase our future tax expenses.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We may incur significant costs from class action litigation due to the volatility of our stock.

Our stock price has fluctuated and may continue to fluctuate for many reasons, including as a result of public announcements regarding the progress of our drug candidates, the development efforts of future partners or competitors, the addition or departure of our key personnel, variations in our quarterly operating results and changes in market valuations of biopharmaceutical and biotechnology companies. This risk is especially relevant to us because biopharmaceutical and biotechnology companies have experienced significant stock price volatility in recent years. When the market price of a stock has been volatile, holders of that stock have occasionally brought securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit of this type against us, even if the lawsuit is without merit, we could incur substantial costs defending the lawsuit. The lawsuit could also divert the time and attention of our management.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws may delay or prevent an acquisition of our company or a change in our management. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions include:

- a prohibition on actions by our stockholders by written consent;
- a requirement that special meetings of stockholders, which our company is not obligated to call more than once per calendar year, be called only by the chair of our board of directors, our chief executive officer or our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors;

- advance notice requirements for election to our board of directors and for proposing matters that can be acted upon at stockholder meetings;
- division of our board of directors into three classes, serving staggered terms of three years each; and
- the authority of the board of directors to issue preferred stock with such terms as the board of directors may determine.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, as amended, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. These provisions would apply even if the proposed merger or acquisition could be considered beneficial by some stockholders.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

(1) any derivative action or proceeding brought on our behalf;

(2) any action asserting a breach of fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

(3) any action asserting a claim against us or any of our directors, officers or other employees arising under any provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or

(4) any action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine.

These provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act or the rules and regulations thereunder. However, these provisions apply to Securities Act claims and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such provisions, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Our amended and restated certificate of incorporation further provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. For the avoidance of doubt, this provision is intended to benefit, and may be enforced by, us, our officers and directors, the underwriters to any offering giving rise to such complaint and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. These exclusive-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and the provisions may not be enforced by a court in those other jurisdictions.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity

Risk management and strategy

We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third-party hosted services, communications systems, hardware, software and critical data, including intellectual property, clinical trial data, and other confidential information that is proprietary, strategic or competitive in nature ("Information Systems and Data").

Our information security function, led by our Director of Information Technology, helps identify, assess and manage the Company's cybersecurity threats and risks. Our Director of Information Technology helps to identify and assess risks from cybersecurity threats by monitoring and evaluating our threat environment using various methods including, for example, monitoring provided by a third-party security operations center, deploying manual and third-party service provider automated tools in certain environments, subscribing to reports and services that identify cybersecurity threats (and analyzing such reports), conducting scans of certain environments, evaluating our industry's risk profile and threats reported to us, conducting internal audits and threat assessments for certain threats, conducting vulnerability assessments using third-party tools to identify vulnerabilities, engaging third parties to conduct threat assessments, using external intelligence feeds and monitoring the dark web.

Depending on the environment and system, we implement and maintain various technical, physical and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data including, for example: incident response plans and policies; vulnerability management policy; disaster recovery and business continuity plans; risk assessments; encryption of certain data; network security controls and data segregation for certain systems; access controls; physical security controls; asset management, tracking, and disposal; systems monitoring for certain systems; employee training; penetration testing of certain environments and cybersecurity insurance.

Our assessment and management of material risks from cybersecurity threats are taken into account as part of the Company's risk management processes. For example, our Director of Information Technology works with management to help mitigate cybersecurity threats that are more likely to lead to a material impact to our business.

We use third-party service providers to assist us from time to time to identify, assess and manage material risks from cybersecurity threats, including for example professional services firms (including legal counsel), threat intelligence service providers, cybersecurity consultants and software providers, managed cybersecurity service providers, penetration testing firms, dark web monitoring services, forensic investigators and endpoint detection and response vendors.

We use third-party service providers to perform a variety of functions throughout our business, such as application providers, hosting companies, contract research organizations, contract manufacturing organizations, distributors and supply chain resources. Depending on the nature of the services provided, the sensitivity of the Information Systems and Data at issue, and the identity of the provider, we may utilize various vendor management processes that may include reviews of security assessments or certifications and contractual measures.

For a description of the risks from cybersecurity threats that may materially affect the Company and how they may do so, see our risk factors under Part 1. Item 1A. Risk Factors in this Annual Report on Form 10-K, including "*If our information technology systems or those of the third parties whom we work with, or our data, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions, litigation, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue or profits and other adverse consequences.*"

Governance

Our board of directors addresses the Company's cybersecurity risk management as part of its general oversight function. The board of directors' audit committee is responsible for overseeing the Company's cybersecurity risk management processes, including oversight and mitigation of risks from cybersecurity threats.

We also have a Corporate Information Security Steering Committee ("CISSC"), which includes several members of senior management, including the Chief Financial Officer ("CFO") and General Counsel. The CISSC oversees corporate information security initiatives and the Company's responses to cybersecurity incidents, and reports to the board of directors on certain of the Company's corporate security programs and investments.

Our cybersecurity risk assessment and management processes are implemented and maintained by certain Company management, including our Director of Information Technology, Gio Hernandez, who has over 15 years of experience in information security. Mr. Hernandez reports to our CFO, Rodney Young, who has approximately 20 years of experience supervising the information technology function.

Mr. Hernandez is responsible for hiring appropriate personnel, helping to develop the Company's cybersecurity risk management strategy and communicating key priorities to relevant personnel. Mr. Hernandez is also responsible for helping prepare for cybersecurity incidents, approving cybersecurity processes and reviewing security assessments and other security-related reports. Mr. Young is responsible for approving cybersecurity-related budgets.

Our cybersecurity incident response and vulnerability management policies are designed to escalate certain cybersecurity incidents to members of senior management depending on the circumstances, including our CFO and Chief Executive Officer. Senior management through the CISSC works with the Company's incident response team to help the Company mitigate and remediate cybersecurity incidents of which they are notified. In addition, the Company's incident response and vulnerability management policies include reporting to the audit committee of the board of directors for certain cybersecurity incidents.

The audit committee receives periodic reports from management concerning the Company's significant cybersecurity threats and risk and the processes the Company has implemented to address them. The audit committee also has access to various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

Item 2. Properties.

Our corporate headquarters are located in South San Francisco, California, and comprise approximately 36,754 square feet of space, pursuant to an operating lease that expires in November 2026. This lease includes an option to extend for a further eight years, at market rates that prevail at the time of our election to extend.

In November 2022, we entered into an operating lease for an additional 13,232 square feet of office facilities in South San Francisco, California, which expires in July 2025. The lease agreement contains an option to extend the lease for an additional six-month term.

We believe that these facilities are sufficient to meet our current needs. We also believe we will be able to obtain additional space, as needed, on commercially reasonable terms.

Item 3. Legal Proceedings.

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. Our management believes that there are currently no claims or actions pending against us, the ultimate disposition of which would have a material adverse effect on our results of operations, financial condition or cash flows.

Item 4. Mine Safety Disclosures.

Not applicable.

Annual Report

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock began trading on the Nasdaq Global Market under the symbol "RAPT" on October 31, 2019.

Holders of Record

As of the close of business on March 3, 2025, there were 44 stockholders of record of our common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Dividend Policy

We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. In addition, we may enter into agreements in the future that could contain restrictions on payments of cash dividends.

Stock Price Performance Graph

As a "smaller reporting company," as defined by Item 10 of Regulation S-K, we are not required to provide this information.

Unregistered Sales of Equity Securities

None.

Issuer Purchases of Equity Securities

None.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes appearing elsewhere in this Annual Report. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs, and involve risks and uncertainties. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those discussed in the section titled "Risk Factors" included under Part I, Item 1A and elsewhere in this Annual Report. See "Special Note Regarding Forward-Looking Statements" in this Annual Report.

Overview

We are a clinical-stage immunology-based biopharmaceutical company focused on discovering, developing and commercializing novel therapies for patients living with inflammatory and immunological diseases. Our lead drug candidate, RPT904, is a half-life extended monoclonal antibody ("mAb") designed to bind free human immunoglobin E ("IgE"), a key driver of several allergic diseases.

In December 2024, we entered into an exclusive license agreement (the "Jemincare License Agreement") with Shanghai Jemincare Pharmaceutical Co., Ltd ("Jemincare"), a subsidiary of Jiangxi Jemincare Group Co., Ltd., under which we have exclusive rights to develop and commercialize RPT904 worldwide, excluding mainland China, Hong Kong, Macau and Taiwan (together, the "Jemincare Territory"). We believe RPT904 could offer patients a potentially improved therapeutic option compared to omalizumab (Xolair®), an anti-IgE antibody approved for asthma, chronic spontaneous urticaria ("CSU"), chronic rhinosinusitis with nasal polyps and food allergy. In a Phase 1 clinical trial conducted by Jemincare comparing RPT904 and omalizumab, the median half-life of RPT904 was more than two times that of omalizumab at the same dose, and RPT904 demonstrated deeper and more sustained reduction of free IgE and higher total IgE accumulation compared to omalizumab at the same dose. We plan to pursue clinical development of RPT904 initially in food allergy and CSU.

Our oncology drug candidate, tivumecirnon, is an oral small-molecule C-C motif chemokine receptor 4 ("CCR4") antagonist designed to selectively inhibit the migration of immunosuppressive regulatory T cells ("T_{reg}") into tumors. Data from a Phase 2 trial of patients with advanced checkpoint-naïve non-small cell lung cancer ("NSCLC") treated with tivumecirnon in combination with the checkpoint inhibitor pembrolizumab showed greater confirmed objective response rate and progression free survival than what has historically been demonstrated by pembrolizumab monotherapy. We hold worldwide rights to tivumecirnon, with the exception of the exclusive license (the "Hanmi License Agreement") granted to Hanmi Pharmaceutical Ltd. ("Hanmi") in Korea, mainland China, Hong Kong, Macau and Taiwan (together, the "Hanmi Territory").

Zelnecirnon, our small molecule CCR4 antagonist for inflammatory disease, was being evaluated in two randomized, placebo-controlled Phase 2 clinical trials in asthma and atopic dermatitis ("AD"). Both trials were placed on clinical hold by the U.S. Food and Drug Administration ("FDA") in February 2024 due to a serious adverse event ("SAE") of liver failure in one patient in the AD trial, and we subsequently closed both trials. In November 2024, based on feedback from the FDA, we ceased development of zelnecirnon. We are currently pursuing different novel CCR4 antagonists that we believe may have improved safety margins.

Financial Overview

Since commencing operations in 2015, we have devoted substantially all of our efforts and financial resources to building our research and development capabilities and establishing our corporate infrastructure. As a result, we have incurred net losses since inception. As of December 31, 2024, we had an accumulated deficit of $614.5 million. We have incurred net losses of $129.9 million and $116.8 million for the years ended December 31, 2024 and 2023, respectively. We do not expect to generate product revenue unless and until we obtain approval for the commercialization of a drug candidate, and we cannot assure you that we will ever generate significant product revenue or profits.

Since inception, we have financed our operations primarily through the sale of equity securities. In December 2024, we entered sold through a private placement to a select group of accredited investors 100,000,000 shares of common stock at a price of $0.85 per share and pre-funded warrants to purchase up to 76,452,000 shares of common stock at a purchase price of $0.8499 per pre-funded warrant, resulting in net proceeds of $143.0 million, after deducting offering expenses (the “Private Placement”). Additionally on August 2023, we filed with the SEC and the SEC declared effective, a shelf registration statement on Form S-3 related to the sale and issuance of up to $450 million of the our securities, including up to $150 million of shares of common stock that may be offered and sold from time to time in one or more “at-the-market” offerings pursuant to a Controlled Equity Offering℠ Sales Agreement (the “ATM Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”) and Leerink Partners LLC. The ATM Sales Agreement replaced the Controlled Equity Offering℠ Sales Agreement, dated November 4, 2020, by and among us, Cantor and Stifel, Nicolaus & Company, Incorporated. During the year ended December 31, 2024, we sold 365,316 shares of common stock under the ATM Sales Agreement, for net proceeds of $9.0 million, after deducting sales agent commissions and other offering related costs. As of December 31, 2024, there were up to $140.6 million of shares of common stock available for future issuance under the ATM Sales Agreement. As of December 31, 2024, we had cash and cash equivalents and marketable securities of $231.1 million and working capital of $186.9 million. We believe our current cash and cash equivalents and marketable securities will be sufficient to fund our planned operations for a period of at least 12 months following the filing date of this Annual Report.

In July 2024, our board of directors approved a reduction of our workforce to conserve cash resources. The workforce reduction impacted 47 people, or approximately 40% of our headcount. All employees affected by the workforce reduction were eligible to receive, among other things, severance payments and paid COBRA premiums for a specified time period post-termination. We incurred $0.9 million in restructuring charges in connection with the workforce reduction, consisting of cash-based expenses related to employee severance payments, benefits and related costs. We completed the workforce reduction and the cash payments related to the restructuring during the quarter ended September 30, 2024.

We expect to incur substantial expenditures in the foreseeable future as we expand our pipeline and advance our drug candidates through clinical development, undergo the regulatory approval process and, if our drug candidates are approved, launch commercial activities.

We will need substantial additional funding to support our continuing operations and pursue our development strategy. Until we can generate significant revenue from sales of our drug candidates, if ever, we expect to finance our operations through equity or debt financings or other capital sources, including potential collaborations with other companies, or other strategic transactions. Adequate funding may not be available to us on acceptable terms or at all. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back or discontinue the development and commercialization of our drug candidates or delay our efforts to expand our product pipeline. We may also be required to sell or license to other parties rights to develop or commercialize our drug candidates that we would prefer to retain.

Components of Operating Results

Research and Development Expenses

We expense both internal and external research and development costs as such expenses are incurred. We track the external research and development costs incurred for each of our drug candidates. However, we do not track our internal research and development costs by drug candidate, as the related efforts and their costs are typically spread across multiple drug candidates.

We account for non-refundable advance payments for goods or services that will be used in future research and development activities as expenses when the goods have been received or when the service has been performed rather than when the payment is made.

Clinical trial costs are a component of research and development expenses. We expense costs for our clinical trial activities performed by third parties, including clinical research organizations ("CROs") and other service providers, as they are incurred, based upon estimates of the work completed over the life of the individual study in accordance with the associated agreements. We use information received from our personnel and outside service providers to estimate the clinical trial costs incurred.

External research and development expenses consist primarily of costs incurred for the development of our drug candidates and include:

- costs incurred under agreements with CROs, investigative sites and consultants to conduct our clinical trials and preclinical and non-clinical studies;
- costs to acquire, develop and manufacture supplies for clinical trials and other studies, including fees paid to contract manufacturing organizations ("CMOs");
- costs related to compliance with drug development regulatory requirements; and
- cost related to strategic licensing agreements such as upfront license and milestone fees.

Internal research and development costs include:

- salaries and related costs, including stock-based compensation and travel expenses, for personnel in our research and development functions; and
- depreciation and other allocated facility-related and overhead expenses.

Excluding the $35.0 million expense in the fourth quarter of 2024 related to the upfront license fee for RPT904, our research and development expenses decreased in 2024 compared to 2023 due to the early closure of the zelnecirnon clinical trials and termination of the zelnecirnon program. However, we expect to devote substantial resources towards research and development during the next few years as we seek to conduct clinical trials for RPT904 and advance other programs into clinical development, which we expect to result in increased research and development expenditures as compared to our 2024 research and development expenses excluding the $35.0 million upfront license fee for RPT904. Predicting the timing or the final cost to complete our clinical program or validation of our manufacturing and supply processes is difficult and delays may occur because of many factors.

General and Administrative Expenses

General and administrative expenses consist principally of personnel-related costs including payroll and stock-based compensation for personnel in executive, finance, human resources, business and corporate development and other administrative functions; professional fees for legal, consulting and accounting services; rent and other facilities costs, depreciation and other general operating expenses not otherwise classified as research and development expenses.

We expect to continue to incur expenses to support our continued operations as a public company, including expenses related to compliance with the rules and regulations of the SEC and Nasdaq Global Market, insurance expenses, investor relations expenses, audit fees, professional services and general overhead and administrative costs. If we are no longer deemed to be a smaller reporting company, we expect that we will incur increased expenses to support our continued operations as a public company.

Other Income, Net

Our cash and cash equivalents and marketable securities are invested in money market funds, corporate debt securities, commercial paper and U.S. government agency securities. Other income, net, consists primarily of interest earned on our cash and cash equivalents and marketable securities and remeasurement gains and losses on foreign currency transactions.

Critical Accounting Policies, Significant Judgments and Use of Estimates

Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates.

While our significant accounting policies are described in the notes to our financial statements, we believe that the following critical accounting policies are most important to understanding and evaluating our reported financial results.

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development costs consist primarily of salaries and benefits of research and development personnel, costs related to research activities, preclinical studies, clinical trials, drug manufacturing and allocated overhead and facility-related costs. We account for non-refundable advance payments for goods or services that will be used in future research and development activities as expenses when the related goods have been received or when the service has been performed rather than when the payment is made.

Clinical trial costs are a component of research and development expenses. We expense costs for our clinical trial activities performed by third parties, including CROs and other service providers, as they are incurred, based upon estimates of the work completed over the life of the individual study in accordance with associated agreements. We use information we receive from internal personnel and outside service providers to estimate the progress of services performed and the associated clinical trial costs incurred, which have inherent uncertainties and involve significant judgment.

Stock-Based Compensation Expense

We account for stock-based compensation arrangements with employees and non-employees in accordance with Accounting Standards Codification ("ASC") 718, *Stock Compensation*. Stock-based awards issued by us have been primarily stock options with time-based vesting or performance-based vesting. ASC 718 requires the recognition of compensation expense, using a fair value-based method, for costs related to all stock-based awards. To determine the grant-date fair value of stock-based awards with time-based vesting, we utilize the Black-Scholes option pricing model, which is impacted by the fair value of our common stock as well as other variables including, but not limited to, expected term that stock-based awards will remain outstanding, expected common stock price volatility over the term of the stock-based awards, risk-free interest rates and expected dividends. The fair value of each share of common stock underlying stock option grants is based on the closing price of our common stock on the Nasdaq Global Market as reported on the date of grant.

For stock-based awards with time-based vesting, stock-based compensation is recognized over the period during which an awardee is required to provide services in exchange for the stock-based award, known as the requisite service period (usually the vesting period), on a straight-line basis. For stock-based awards with performance-based vesting, the fair value of the award is recognized as expense when the achievement of the associated performance criteria becomes probable, using an accelerated attribution method. For both time-based and performance-based stock-based awards, stock-based compensation expense is recognized based on the fair value determined on the date of grant.

Estimates of the fair value of stock-based awards as of the grant date using the Black-Scholes option pricing model are affected by assumptions regarding a number of complex variables. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop. These inputs are:

Expected term – The expected term represents the period that our stock-based awards granted is expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term). We have very limited historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for our stock-based awards.

Expected volatility – Since we have only recently become a public company and have only a limited trading history for our common stock, the expected volatility was estimated based on the average historical volatility for comparable publicly traded biopharmaceutical companies as well as our historical volatility over a period, where available, equal to the expected term of the stock-based awards. The comparable companies were chosen based on their similar size, life cycle stage or area of specialty.

Risk-Free Interest Rate – The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the stock-based awards.

Expected Dividend – We have never paid dividends on our common stock and have no plans to pay dividends on our common stock. Therefore, we use an expected dividend yield of zero.

The fair value of each purchase under our employee stock purchase plan is estimated at the beginning of the offering period using the Black-Scholes option pricing model.

Assumptions we used in applying the Black-Scholes option-pricing model to determine the estimated fair value of our stock options granted involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our equity-based compensation could be materially different.

Income Taxes

We provide for income taxes under the asset and liability method. Current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. Deferred income tax assets and liabilities are determined based on differences between the financial statement reporting and tax bases of assets and liabilities and net operating loss and credit carryforwards, and are measured using the enacted tax rates and laws that will be in effect when such items are expected to reverse. Deferred income tax assets are reduced, as necessary, by a valuation allowance when management determines it is more likely than not that some or all of the tax benefits will not be realized.

In accordance with the accounting standards for uncertain tax positions, we evaluate the recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. We assess all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position's sustainability and is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and we will determine whether (i) the factors underlying the sustainability assertion have changed and (ii) the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.

As of December 31, 2024, our total net deferred tax assets were $134.6 million. Due to our lack of earnings history and uncertainties surrounding our ability to generate future taxable income, the net deferred tax assets have been fully offset by a valuation allowance. The deferred tax assets were primarily comprised of federal and state tax net operating loss carryforwards ("NOLs"). Utilization of NOLs may be limited by the "ownership change" rules, as defined in Section 382 of the Internal Revenue Code. Similar rules may apply under state tax laws. Our ability to use our remaining NOLs may be further limited if we experience an ownership change as a result of future changes in our stock ownership.

Recent Accounting Pronouncements

See Note 2 to our financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K for a description of recent accounting pronouncements applicable to our business.

Results of Operations

Comparison of the Years Ended December 31, 2024 and 2023

The following table summarizes our results of operations for the periods indicated (in thousands):

	Year Ended December 31,			
	2024	2023	$ Change	% Change
Operating expenses:				
Research and development	$ 107,217	$ 101,002	$ 6,215	6%
General and administrative	28,884	26,060	2,824	11%
Total operating expenses	136,101	127,062	9,039	7%
Loss from operations	(136,101)	(127,062)	(9,039)	7%
Other income, net	6,236	10,264	(4,028)	(39)%
Net loss	$ (129,865)	$ (116,798)	$ (13,067)	11%

Research and Development Expenses

Research and development expenses increased $6.2 million, or 6%, to $107.2 million for the year ended December 31, 2024 from $101.0 million for the year ended December 31, 2023. The increase in research and development expenses was primarily due to the $35.0 million expense relating to the upfront license fee for RPT 904 and an increase of $1.3 million in stock-based compensation expense, partially offset by decreases of $20.9 million in development costs related to zelnecirnon, $3.5 million in development costs related to tivumecirnon, $1.8 million in development costs related to early-stage programs, $3.0 million in lab supply costs and $0.9 million in personnel costs.

The following is a comparison of research and development expenses for the years ended December 31, 2024 and 2023 (in thousands):

	Year Ended December 31,			
	2024	2023	$ Change	% Change
External development expenses:				
RPT904	$ 35,000	$ —	$ 35,000	*
Zelnecirnon	17,499	38,410	(20,911)	(54)%
Tivumecirnon	6,588	10,123	(3,535)	(35)%
Other programs	852	2,575	(1,723)	(67)%
Internal research and development expenses	47,278	49,894	(2,616)	(5)%
Total research and development expenses	$ 107,217	$ 101,002	$ 6,215	6%

*: percentage not meaningful

As previously noted, we do not track our own internal research and development costs by drug candidate, as the related efforts and their costs are typically spread across multiple drug candidates and programs.

General and Administrative Expenses

General and administrative expenses increased $2.8 million, or 11%, to $28.9 million for the year ended December 31, 2024 from $26.1 million for the year ended December 31, 2023. The increase was primarily due to increases of $1.6 million in non-cash stock-based compensation expense, $0.4 million in personnel costs, $0.7 million in professional fees and $0.1 million in facilities costs and other expenses.

Other Income, Net

Other income, net decreased $4.0 million, or 39%, to $6.2 million for the year ended December 31, 2024 from $10.3 million for the year ended December 31, 2023. The decrease was driven primarily by lower interest income due to lower interest rates from lower invested cash balances for the year ended December 31, 2024.

Liquidity and Capital Resources; Plan of Operations

Since inception, we have financed our operations primarily through the sale of equity securities. In December 2024, we closed the Private Placement, resulting in net proceeds of $143.0 million, after deducting offering expenses. During the year ended December 31, 2024, we sold 365,316 shares of common stock under the ATM Sales Agreement, for net proceeds of $9.0 million, after deducting sales agent commissions and other offering related costs. As of December 31, 2024, there were up to $140.6 million in shares of common stock available for future issuance under the ATM Sales Agreement. We had cash and cash equivalents and marketable securities of $231.1 million and working capital of $186.9 million as of December 31, 2024. Our cash equivalents and marketable securities consist of commercial paper, corporate bonds and U.S. government agency securities. Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view towards liquidity and capital preservation. Since inception, we have incurred net losses and negative cash flows from operations.

As of December 31, 2024, we had an accumulated deficit of $614.5 million. In addition, we expect to incur substantial additional costs in order to conduct research and development activities necessary to develop and commercialize our drug candidates. Additional capital will be needed to undertake these activities and we intend to raise such capital through the issuance of additional equity or debt, strategic alliances with other companies or other sources of financing. However, if such capital is not available at adequate levels or on acceptable terms, we could be required to significantly reduce operating expenses and delay or reduce the scope of, or eliminate, some of our development programs. We believe our current cash and cash equivalents and marketable securities will be sufficient to fund our anticipated level of operations through at least the next 12 months following the filing date of this Annual Report.

We will continue to require additional capital to develop our drug candidates and fund operations for the foreseeable future. We may seek to raise capital through private or public equity or debt financings, collaborative or other arrangements with other companies, or through other sources of financing. Adequate additional funding may not be available to us on acceptable terms or at all. Our failure to raise capital as and when needed could have a negative impact on our financial condition and our ability to pursue our business strategies. We anticipate that we will need to raise substantial additional capital, the requirements of which will depend on many factors, including:

- the scope, rate of progress and costs of our drug discovery, preclinical development activities, laboratory testing and clinical trials for our drug candidates;
- the number and scope of clinical programs we decide to pursue;
- the scope and costs of manufacturing development and commercial manufacturing activities;
- the extent to which we acquire or in-license other drug candidates and technologies;
- the cost, timing and outcome of regulatory review of our drug candidates;
- the cost and timing of establishing sales and marketing capabilities, if any of our drug candidates receive marketing approval;
- the costs of preparing, filing and prosecuting patent applications, obtaining, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;
- our ability to establish and maintain collaborations on favorable terms, if at all;
- our efforts to enhance operational systems and our ability to attract, hire and retain qualified personnel, including personnel to support the development of our drug candidates;
- the costs associated with being a public company, which we expect will increase if we are no longer a smaller reporting company, as defined in the Exchange Act; and
- the cost associated with commercializing our drug candidates if they receive marketing approval.

Additionally, the global financial markets have previously experienced significant disruptions due to various macroeconomic factors, including among other things, the impact of ongoing overseas conflicts, resulting in a general global economic slowdown,~~.~~ and significant disruptions may occur in the future as a result of these activities or other economic factors, such as tariffs. If the disruptions and slowdown deepen or persist, we may not be able to access additional capital on favorable terms, or at all, which could in the future negatively affect our ability to pursue our business strategy.

If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Any future debt financing may impose upon us covenants that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our common stock, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any equity or debt financing may contain terms that are not favorable to us or our stockholders. If we are unable to raise additional funds when needed, we may be required to delay, reduce or terminate some or all of our development programs and clinical trials. We may also be required to sell or license to other parties rights to develop or commercialize our drug candidates that we would prefer to retain.

Summary Statements of Cash Flows

The following table sets forth the primary sources and uses of cash and cash equivalents for each of the periods presented below (in thousands):

	Year Ended December 31,	
	2024	**2023**
Net cash (used in) provided by:		
Operating activities	$ (83,297)	$ (97,048)
Investing activities	52,702	104,133
Financing activities	152,852	1,447
Net increase in cash and cash equivalents	$ 122,257	$ 8,532

Operating Activities

Net cash used in operating activities was $83.3 million for the year ended December 31, 2024, reflecting a net loss of $129.9 million, partially offset by net cash used by changes in operating assets and liabilities of $25.9 million and non-cash charges for primarily depreciation, amortization, stock-based compensation expense and non-cash lease expense totaling $20.7 million.

Net cash used in operating activities was $97.0 million for the year ended December 31, 2023, reflecting a net loss of $116.8 million, partially offset by net cash used by changes in operating assets and liabilities of $5.5 million and non-cash charges for primarily depreciation, amortization, stock-based compensation expense and non-cash lease expense totaling $14.3 million.

Investing Activities

Cash provided by investing activities was $52.7 million for the year ended December 31, 2024, primarily from the proceeds from maturities of marketable securities of $135.0 million, partially offset by the purchase of marketable securities for $82.2 million and purchase of property and equipment of $0.1 million.

Cash provided by investing activities was $104.1 million for the year ended December 31, 2023, primarily from the proceeds from maturities of marketable securities of $266.7 million, partially offset by the purchase of marketable securities for $161.5 million and purchase of property and equipment of $1.1 million.

Financing Activities

Net cash provided by financing activities was $152.9 million for the year ended December 31, 2024, from $143.0 million in net proceeds from the Private Placement, $9.0 million in net proceeds from the sale of shares under the ATM Sales Agreement and $0.8 million in net proceeds from our employee stock plans.

Net cash provided by financing activities was $1.4 million for the year ended December 31, 2023, from $1.4 million in net proceeds from our employee stock plans.

Material Cash Requirements

Our material cash requirements in the short- and long-term consist of the following operational expenditures, a portion of which contain contractual or other obligations.

Our primary uses of cash and operating expenses relate to paying employees and consultants, administering clinical trials and providing technology and facility infrastructure to support our operations. Our research and development expenses in 2024 were $107.2 million, which includes the $35.0 million expense related to the upfront license fee for RPT904. Excluding the $35.0 million expense related to RPT904, our research and development expenses in 2024 were $72.2 million, and we expect to increase our investment in research and development expenses in 2025 compared to this level as we commence clinical development of RPT904. Our general and administrative expenses were $28.9 million in 2024 and we expect to increase our general and administrative expenses to support our business growth in 2025. We manage future cash requirements relative to our long-term business plans.

Operating costs also relate to our building leases for our office and laboratory facilities expiring in 2025 through 2026 that contain rate escalations and options for us to extend the leases. Our future minimum lease payments as of December 31, 2024 were $4.8 million. Refer to Note 6 in the Notes to Financial Statements in Item 8 of this Annual Report for further detail of our lease obligations.

Smaller Reporting Company Status

We are a smaller reporting company as defined in the Exchange Act. We may take advantage of certain of the scaled disclosures available to smaller reporting companies, including, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002,and will be able to take advantage of these scaled disclosures for so long as (i) our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

As a "smaller reporting company" as defined by Item 10 of Regulation S-K, we are not required to provide this information.

Item 8. Financial Statements and Supplementary Data.

RAPT THERAPEUTICS, INC.
INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of RAPT Therapeutics, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of RAPT Therapeutics, Inc. (the Company) as of December 31, 2024 and 2023, the related statements of operations and comprehensive loss, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Initial accounting for the December 2024 common stock and pre-funded warrants

Description of the Matter	As described in Note 8 to the financial statements, in December 2024, the Company issued 100,000,000 shares of common stock and pre-funded warrants to purchase 76,452,000 shares of common stock in connection with a securities purchase agreement. The common stock and pre-funded warrants were classified as stockholders' equity on the Company's balance sheet. Auditing the Company's initial accounting for the December 2024 common stock and pre-funded warrants was especially challenging with respect to the evaluation of the terms and conditions of the securities purchase agreement in relation to the applicable accounting guidance.
How We Addressed the Matter in Our Audit	Our audit procedures included, among others, reviewing the related securities purchase agreement and assessing management's application of the appropriate accounting guidance, including the determination that both the common stock and pre-funded warrants were appropriately presented as stockholders' equity on the Company's balance sheet.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2017.

San Mateo, California
March 6, 2025

RAPT THERAPEUTICS, INC.
BALANCE SHEETS
(In thousands, except share and per share data)

	December 31, 2024	December 31, 2023
Assets		
Current assets:		
Cash and cash equivalents	$ 169,735	$ 47,478
Marketable securities	61,320	111,384
Prepaid expenses and other current assets	4,181	2,920
Total current assets	235,236	161,782
Property and equipment, net	1,367	2,448
Operating lease right-of-use assets	3,333	5,228
Other assets	389	3,871
Total assets	$ 240,325	$ 173,329
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 1,275	$ 5,176
Accrued expenses	9,597	14,103
License fees payable	35,000	—
Operating lease liabilities, current	2,422	2,448
Other current liabilities	57	109
Total current liabilities	48,351	21,836
Operating lease liabilities, non-current	2,070	4,458
Total liabilities	50,421	26,294
Commitments *(see note 6)*		
Stockholders' equity:		
Preferred stock, $0.0001 par value: 50,000,000 shares authorized; no shares issued and outstanding at December 31, 2024 and 2023	—	—
Common stock, $0.0001 par value; 500,000,000 shares authorized; 132,006,828 and 34,398,312 shares issued and outstanding at December 31, 2024 and 2023, respectively	13	3
Additional paid-in capital	804,388	631,611
Accumulated other comprehensive income	50	103
Accumulated deficit	(614,547)	(484,682)
Total stockholders' equity	189,904	147,035
Total liabilities and stockholders' equity	$ 240,325	$ 173,329

See accompanying notes to financial statements.

RAPT THERAPEUTICS, INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except share and per share data)

	Year Ended December 31, 2024	Year Ended December 31, 2023
Operating expenses:		
Research and development	$ 107,217	$ 101,002
General and administrative	28,884	26,060
Total operating expenses	136,101	127,062
Loss from operations	(136,101)	(127,062)
Other income, net	6,236	10,264
Net loss	$ (129,865)	$ (116,798)
Other comprehensive income (loss):		
Foreign currency translation loss	—	(655)
Unrealized (loss) gain on marketable securities	(53)	784
Total comprehensive loss	$ (129,918)	$ (116,669)
Net loss per share, basic and diluted	$ (3.19)	$ (3.05)
Weighted average number of shares used in computing net loss per share, basic and diluted	40,761,143	38,338,161

See accompanying notes to financial statements.

Annual Report

RAPT THERAPEUTICS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount				
Balance at December 31, 2022	34,254,314	$ 3	$ 613,073	$ (367,884)	$ (26)	$ 245,166
Issuances of common stock under employee stock plans	143,998	—	1,447	—	—	1,447
Stock-based compensation	—	—	17,091	—	—	17,091
Foreign currency translation loss	—	—	—	—	(655)	(655)
Unrealized gain on marketable securities	—	—	—	—	784	784
Net loss	—	—	—	(116,798)	—	(116,798)
Balance at December 31, 2023	34,398,312	$ 3	$ 631,611	$ (484,682)	$ 103	$ 147,035
Issuance of common stock and pre-funded warrants in a private placement, net of $6.9 million of issuance costs	100,000,000	10	143,040	—	—	143,050
Exchange of common stock for pre-funded warrants	(2,951,425)	—	—	—	—	—
Issuances of common stock under employee stock plans	194,625	—	845	—	—	845
Issuances of common stock in "at-the-market" offerings, net of issuance costs	365,316	—	8,957	—	—	8,957
Stock-based compensation	—	—	19,935	—	—	19,935
Unrealized loss on marketable securities	—	—	—	—	(53)	(53)
Net loss	—	—	—	(129,865)	—	(129,865)
Balance at December 31, 2024	132,006,828	$ 13	$ 804,388	$ (614,547)	$ 50	$ 189,904

See accompanying notes to financial statements.

RAPT THERAPEUTICS, INC.
STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31, 2024	Year Ended December 31, 2023
Operating activities		
Net loss	$ (129,865)	$ (116,798)
Adjustments to reconcile net loss to net cash used in operating activities:		
Accretion of discounts on marketable securities	(2,813)	(5,736)
Depreciation and amortization	1,203	1,216
Stock-based compensation expense	19,935	17,091
Loss on foreign currency translation	—	(655)
Non-cash operating lease expense	2,336	2,335
Changes in operating assets and liabilities:		
Prepaid expenses and other assets	2,221	871
Accounts payable, accrued expenses and other current liabilities	(8,459)	7,335
License fees payable	35,000	—
Operating lease liabilities	(2,855)	(2,707)
Net cash used in operating activities	(83,297)	(97,048)
Investing activities		
Purchase of marketable securities	(82,218)	(161,497)
Proceeds from maturities of marketable securities	135,042	266,755
Purchase of property and equipment	(122)	(1,125)
Net cash provided by investing activities	52,702	104,133
Financing activities		
Proceeds from sale of common stock and pre-funded warrants in a private placement, net of issuance costs	143,050	—
Proceeds from issuances of common stock in "at-the-market" offerings, net of issuance costs	8,957	—
Proceeds from issuance of common stock under employee stock plans	845	1,447
Net cash provided by financing activities	152,852	1,447
Net increase in cash and cash equivalents	122,257	8,532
Cash and cash equivalents at beginning of period	47,478	38,946
Cash and cash equivalents at end of period	$ 169,735	$ 47,478

See accompanying notes to financial statements.

RAPT THERAPEUTICS, INC.
NOTES TO FINANCIAL STATEMENTS

1. Organization

Description of the Business

RAPT Therapeutics, Inc. (“RAPT” or the “Company”) is a clinical-stage immunology-based biopharmaceutical company focused on discovering, developing and commercializing novel therapies for patients living with inflammatory and immunological diseases. The Company's lead drug candidate, RPT904, is a half-life extended monoclonal antibody designed to bind free human immunoglobulin E (“IgE”), a key driver of several allergic diseases. The Company’s oncology drug candidate, tivumecirnon, is an oral small-molecule C-C motif chemokine receptor 4 (“CCR4”) antagonist designed to selectively inhibit the migration of immunosuppressive regulatory T cells into tumors. In November 2024, the Company ceased development of zelnecirnon, its small molecule CCR4 antagonist for inflammatory disease. The Company is currently pursuing different novel CCR4 antagonists, which it believes may have improved safety margins. The Company is located in South San Francisco, California.

Liquidity and Management Plans

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Since inception, the Company has incurred net losses and negative cash flows from operations. During the year ended December 31, 2024, the Company incurred a net loss of $129.9 million and used $83.3 million of cash in operations. At December 31, 2024, the Company had cash and cash equivalents and marketable securities of $231.1 million and working capital of $186.9 million.

In July, 2024, the Company's board of directors approved a reduction of the Company's workforce to conserve cash resources. The workforce reduction impacted 47 people, or approximately 40% of the Company's headcount. All employees affected by the workforce reduction were eligible to receive, among other things, severance payments and paid COBRA premiums for a specified time period post-termination. The Company incurred $0.9 million in restructuring charges in connection with the workforce reduction, consisting of cash-based expenses related to employee severance payments, benefits and related costs. The Company completed the workforce reduction and all cash payments related to the restructuring during the year ended December 31, 2024. As of December 31, 2024, there were no accrued expenses associated with this workforce reduction.

Management plans to continue to incur substantial costs in order to conduct research and development activities and additional capital will be needed to undertake these activities. The Company intends to raise such capital through the issuance of additional equity, borrowings and strategic alliances with other companies. However, if such arrangements are not available at adequate levels or on acceptable terms, the Company would be required to significantly reduce operating expenses and delay or reduce the scope of or eliminate some of its development programs. Management believes that the Company’s current cash and cash equivalents and marketable securities will provide sufficient funds to enable the Company to meet its obligations for at least 12 months from the filing date of this Annual Report on Form 10-K. The Company’s evaluation was based on the facts known as of the date of filing of this Annual Report on Form 10-K.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts of the Company. The Company was an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) until December 31, 2024.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, management evaluates its critical accounting policies or estimates related to revenue recognition, clinical trial accruals, fair value of assets and liabilities and stock-based compensation. The Company bases its estimates on historical experience and market-specific or other relevant assumptions that it believes are reasonable under the circumstances. The amounts of assets and liabilities reported in the Company's balance sheets and the amounts of expenses and revenue reported for each of the periods presented are affected by estimates and assumptions. Actual results could differ from such estimates or assumptions.

Concentration of Credit Risk and Other Risks and Uncertainties

The Company is subject to a number of risks similar to other biopharmaceutical companies in the early stage, including, but not limited to, the need to obtain adequate additional funding, possible failure of preclinical testing or clinical trials, the need to obtain marketing approval for its product candidates, competitors developing new technological innovations, the need to successfully commercialize and gain market acceptance of the Company's products and protection of proprietary technology. If the Company does not successfully obtain regulatory approval, commercialize or partner any of its product candidates, it will be unable to generate revenue from product sales or achieve profitability.

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and marketable securities. Substantially all the Company's cash is held by two financial institutions. Such deposits may, at times, exceed federally insured limits. The Company invests its cash equivalents in highly rated money market funds and short-term marketable securities comprising commercial paper, corporate bonds and U.S. government agency securities.

Segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the chief operating decision maker ("CODM"), in deciding how to allocate resources to an individual segment and in assessing performance. The Company's CODM is its chief executive officer, Brian Wong, M.D., Ph.D. Based on the information used by the CODM to allocate resources, the Company has determined it operates in one segment.

The CODM assesses performance for the Company's operating segment and decides how to allocate resources based on the Company's cash runway and net loss that also is reported on the statements of operations and comprehensive loss as net loss. Net loss is used to monitor budget versus actual results. The measure of segment assets is reported on the balance sheets as total assets. As of December 31, 2024 and 2023, all of the Company's property and equipment was maintained in the U.S.

Fair Value of Financial Instruments

The carrying amount of the Company's financial instruments, including certain prepaid and accrued expenses, approximates fair value due to their short-term maturities.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less from the date of purchase to be cash equivalents.

Marketable Securities

Marketable securities primarily consist of commercial paper, corporate debt securities and U.S. government agency securities. The Company has classified its marketable securities as available-for-sale and may sell these securities prior to their stated maturities. The Company views these marketable securities as available to support current operations and classifies marketable securities with maturities beyond 12 months as current assets. The Company's marketable securities are carried at estimated fair value, which is derived from independent pricing sources based on quoted prices in active markets for similar securities. Unrealized gains and losses are reported as a component of accumulated other comprehensive income (loss). The cost of marketable securities is adjusted for amortization of premiums and accretion of discounts to maturity, which is included in other income, net on the statements of operations.

All of the Company's available-for-sale investments are subject to a periodic impairment review. For each available-for-sale investment whose fair value is below its amortized cost, the Company determines if the impairment is a result of a credit-related loss or other factors using both quantitative and qualitative factors, including the length of time and extent to which the market value has been less than amortized cost, the financial condition and near-term prospects of the issuer and the Company's intent and ability to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value. If the impairment is a result of a credit-related loss, the Company recognizes an allowance for credit losses. If the impairment is not a result of a credit loss, the Company recognizes the loss in other comprehensive loss.

Property and Equipment

Property and equipment consist of computer equipment, laboratory equipment, leasehold improvements and furniture and fixtures, and is recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the respective assets, generally three to five years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements.

Depreciation and amortization begin at the time the asset is placed in service. Maintenance and repairs are charged to expense as incurred. Upon sale or retirement of assets, the cost and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in the results of operations.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for impairment annually or more frequently whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of these assets is measured by comparing the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate over its remaining life. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. For the years ended December 31, 2024 and 2023, the Company did not record any impairment losses on long-lived assets.

Leases

At inception of a contract, the Company determines whether an arrangement is or contains a lease. For all leases, the Company determines the classification as either operating leases or financing leases. Operating leases are included in operating lease right-of-use ("ROU") assets and operating lease liabilities in the Company's balance sheets.

Lease recognition occurs at the commencement date and lease liability amounts are based on the present value of lease payments over the lease term. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company uses an implicit rate when readily available, or its incremental borrowing rate based on the information available at lease commencement date, in determining the present value of lease payments. ROU assets represent the Company's right to use underlying assets for the lease term and operating lease liabilities represent the Company's obligation to make lease payments under the lease. ROU assets also include any lease payments made prior to the commencement date and exclude lease incentives received. Operating lease expense is recognized on a straight-line basis over the lease term. Lease agreements with both lease and nonlease components are generally accounted for together as a single lease component.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs consist primarily of salaries and benefits of research and development personnel, costs related to research activities, preclinical studies, clinical trials, drug manufacturing and allocated overhead and facility-related expenses. Amounts incurred in connection with license agreements, such as upfront license and milestone fees are also included in research and development expense. The Company accounts for non-refundable advance payments for goods or services that will be used in future research and development activities as expenses when the goods have been received or when the service has been performed rather than when the payment is made.

Clinical trial costs are a component of research and development expenses. The Company expenses costs for its clinical trial activities performed by third parties, including clinical research organizations ("CROs") and other service providers, as they are incurred, based upon estimates of the work completed over the life of the individual study in accordance with associated agreements. The Company uses information it receives from internal personnel and outside service providers to estimate the clinical trial costs incurred.

Stock-Based Compensation

The Company determines employee, non-employee and director stock-based compensation expense for all stock-based awards based on their grant date fair value using the Black-Scholes option-pricing model. For stock-based awards with service conditions only, stock-based compensation expense is recognized over the requisite service period using the straight-line method. Forfeitures are recognized as they occur.

The fair value of restricted stock awards granted is determined based on the stock price on the date of grant. The estimated fair value is amortized as compensation expense over the service period of the award.

Foreign Currency Transactions

The Company is subject to foreign currency risk with respect to its clinical contracts denominated in currencies other than the U.S. dollar. Payments on contracts denominated in foreign currencies are made at the spot rate on the day of payment. The cumulative adjustment resulting from the translation of financial statements to the reporting currency is recorded in other comprehensive income (loss).

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period such tax rate changes are enacted.

The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely to be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Valuation allowances are established when necessary to reduce deferred tax assets to amounts more likely than not to be realized. Interest and penalties related to unrecognized tax benefits are recognized as a component of income tax expense.

Comprehensive Loss

Comprehensive loss includes net loss and certain changes in stockholders' deficit that are excluded from net loss, primarily unrealized gains and losses from marketable securities and foreign currency translation adjustments.

Net Loss Per Share

Basic net loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period, without consideration of potential dilutive securities. Diluted net loss per common share is computed by dividing the net loss by the sum of the weighted average number of common shares outstanding during the period plus the number of potential dilutive securities outstanding during the period calculated in accordance with the treasury stock method. Diluted net loss per share is the same as basic net loss per share since the effect of potentially dilutive securities is anti-dilutive.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") or other standard setting bodies and adopted by the Company as of the specified effective date. Under the Jumpstart Our Business Startups Act of 2012, as amended (the "JOBS Act"), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which provides updates to qualitative and quantitative reportable segment disclosure requirements, including enhanced disclosures about significant segment expenses and increased interim disclosure requirements, among others. ASU No. 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024. The amendments in this ASU should be applied retrospectively to all prior periods presented in the financial statements. The Company retrospectively adopted ASU 2023-07 on January 1, 2024 and will adopt it for its interim reporting starting with the quarter ending March 31, 2025. The adoption of ASU 2023-07 did not have a material impact on the Company's financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures ("ASU 2024-03"). ASU 2024-03 requires disaggregated disclosures of certain categories of expenses in the notes to the financial statements that are included in expense line items on the face of the income statement in annual and interim periods. ASU 2024-03 is effective for annual periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027. The Company is currently evaluating the impact of this guidance on its financial statements and related disclosures.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. ASU No. 2023-09 is effective for fiscal years beginning after December 15, 2024 and allows for adoption on a prospective basis, with a retrospective option. Early adoption is permitted. The Company is currently evaluating the impact of this standard on the income tax disclosures within the financial statements.

3. Fair Value Measurements

Fair value accounting is applied for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Financial instruments include cash and cash equivalents, marketable securities, accounts payable and accrued expenses that approximate fair value due to their relatively short maturities.

Assets and liabilities recorded at fair value on a recurring basis in the balance sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

Level 1—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

Level 3—Unobservable inputs that are significant to the measurement of the fair value of the assets or liabilities that are supported by little or no market data.

The Company estimates the fair values of investments in corporate debt securities, commercial paper and U.S. government agency securities using valuations obtained from third-party pricing services. The pricing services utilize industry standard valuation models, including both income and market-based approaches, for which all significant inputs are observable, either directly or indirectly, to estimate fair value. These inputs include reported trades of and broker/dealer quotes on the same or similar securities, issuer credit spreads, benchmark securities, prepayment/default projections based on historical data and other observable inputs.

Cash equivalents and marketable securities, all of which are classified as available-for-sale securities and measured at fair value on a recurring basis, consisted of the following (in thousands):

		As of December 31, 2024			
	Fair Value Hierarchy Level	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Financial assets:					
Money market funds	Level 1	$ 152,776	$ —	$ —	$ 152,776
Corporate debt	Level 2	17,772	21	(3)	17,790
Asset-backed securities	Level 2	3,820	5	—	3,825
Commercial paper	Level 2	16,795	—	—	16,795
U.S. government agency securities	Level 2	39,743	27	—	39,770
Subtotal		230,906	53	(3)	230,956
Less: Cash equivalents		(169,636)	—	—	(169,636)
Marketable securities		$ 61,270	$ 53	$ (3)	$ 61,320

		As of December 31, 2023			
	Fair Value Hierarchy Level	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Financial assets:					
Money market funds	Level 1	$ 10,869	$ —	$ —	$ 10,869
Corporate debt	Level 2	19,531	37	(9)	19,559
Asset-backed securities	Level 2	5,242	7	(4)	5,245
Commercial paper	Level 2	59,828	7	(8)	59,827
U.S. government agency securities	Level 2	63,206	91	(18)	63,279
Subtotal		158,676	142	(39)	158,779
Less: Cash equivalents		(47,395)	—	—	(47,395)
Marketable securities		$ 111,281	$ 142	$ (39)	$ 111,384

As of December 31, 2024, the unrealized losses on the Company's securities that were in an unrealized loss position were caused by interest rate changes and were not attributable to credit losses. The Company does not intend to sell the securities that are in an unrealized loss position and the Company believes it is more likely than not that the investments will be held until recovery of the amortized cost bases. The Company did not record an allowance for credit losses or other impairment charges related to its marketable securities as of December 31, 2024 and 2023.

The following table presents the remaining contractual maturities of the Company's marketable securities as of December 31, 2024 (in thousands):

	December 31, 2024
Maturing in one year or less	$ 61,320
Maturing after one year through five years	—
Total	$ 61,320

4. Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Laboratory equipment	$ 7,035	$ 7,399
Leasehold improvements	3,295	3,295
Computer equipment	706	727
Furniture and fixtures	411	394
Total property and equipment	11,448	11,815
Less accumulated depreciation and amortization	(10,081)	(9,367)
Property and equipment, net	$ 1,367	$ 2,448

Depreciation and amortization expenses were $1.2 million for each of the years ended December 31, 2024 and 2023, respectively.

5. Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Accrued research and development expenses	$ 1,239	$ 7,281
Accrued compensation	6,723	6,303
Accrued professional and consulting services	1,493	341
Other	142	178
Total accrued expenses	$ 9,597	$ 14,103

6. Commitments

The Company enters into contracts in the normal course of business with CROs for preclinical studies and clinical trials. These agreements provide for notice of termination by either party and are, therefore, cancelable contracts.

From time to time, the Company may be subject to various legal proceedings and claims arising in the ordinary course of business. The Company assesses contingencies to determine the degree of probability and range of possible loss for potential accrual in its financial statements. An estimated loss contingency is accrued in the financial statements if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company is not subject to any current pending legal matters or claims and no contingency losses were accrued at either December 31, 2024 and 2023.

Leases

In May 2015, the Company entered into an operating lease for 30,376 square feet of laboratory and office facilities in South San Francisco, California. In April 2018, the Company amended the lease agreement to include an additional 6,378 square feet of laboratory and office space increasing the total leased premises to 36,754 square feet. The lease amendment extended the lease term to November 2026 and contained scheduled rent increases over the lease term and an option for the Company to extend the lease for an additional five-year term.

In November 2022, the Company entered into an operating lease for 13,232 square feet of office facilities in South San Francisco, California, which expires in July 2025. The lease agreement contained an option to extend the lease for an additional six-month term.

Cash paid for amounts included in the measurement of operating lease liabilities for the year ended December 31, 2024 was $2.9 million and was included in net cash used in operating activities in the Company's statements of cash flows.

As of December 31, 2024, the weighted-average remaining lease term and discount rate for the Company's operating leases was 1.72 years and 8.21%, respectively.

The following table summarizes maturities of operating lease liabilities as of December 31, 2024 (in thousands):

2025	$ 2,662
2026	2,137
Thereafter	—
Total future undiscounted lease payments	4,799
Less: Imputed interest	(307)
Total Lease Liabilities	$ 4,492

The following table summarizes the supplemental balance sheet information related to operating leases at December 31, 2024 (in thousands):

Operating leases	**December 31, 2024**	**December 31, 2023**
Operating lease right-of-use assets	$ 3,333	$ 5,228
Operating lease liabilities, current	2,422	2,448
Operating lease liabilities, non-current	2,070	4,458
Total operating lease liabilities	$ 4,492	$ 6,906

For each of the years ended December 31, 2024 and 2023, the Company incurred $2.3 million of lease expense included in operating expenses in the statement of operations in relation to operating leases. Variable lease expense was insignificant for the years ended December 31, 2024 and 2023. Rent expense was $3.1 million and $2.9 million in the years ended December 31, 2024 and 2023, respectively. The Company does not have any financing lease agreements as of December 31, 2024.

7. License and Collaboration Agreements

License Agreement with Shanghai Jemincare Pharmaceutical Co., Ltd.

In December 2024, the Company entered into a license agreement (the "Jemincare License Agreement") with Shanghai Jemincare Pharmaceutical Co., Ltd., a company incorporated in the People's Republic of China ("Jemincare"), and a subsidiary of Jiangxi Jemincare Group Co., Ltd. Under the Jemincare License Agreement and subject to certain rights, Jemincare granted the Company: (1) the exclusive and sublicensable rights to develop, manufacture, commercialize and otherwise exploit Jemincare's anti-IgE monoclonal antibody JYB1904/RPT904 (together with certain related molecules, the "Licensed Molecules") throughout the world, except mainland China, Hong Kong, Macau and Taiwan (together, the "Jemincare Territory") for any and all uses; (2) the non-exclusive and sublicensable rights to develop the Licensed Molecules in the Jemincare Territory solely for the purposes of exploiting the Licensed Molecules outside of the Jemincare Territory; and (3) the non-exclusive and sublicensable rights to manufacture the Licensed Molecules in the Jemincare Territory solely for the purposes of exercising the Company's rights in the foregoing (1) and (2).

As consideration for the rights granted, the Company paid Jemincare a $35.0 million upfront license fee, and could pay up to an additional $672.5 million in milestone payments, as well as tiered royalty payments (at percentages ranging from high single-digit to low double-digit) on future net sales. Those additional milestone payments include $1.5 million contingent upon the completion of manufacturing technology transfer, up to $226.0 million contingent upon the achievement of specified development and regulatory milestone events, and up to $445.0 million contingent upon the achievement of specified commercial milestone events. As of December 31, 2024, the Company accrued the upfront license fee of $35.0 million as research and development expense. The Company paid the upfront license fee in January 2025.

Under the Jemincare License Agreement, royalty payments will be payable on a product-by-product and country-by-country basis during the period commencing on the first commercial sale and continuing until the later of: (a) the 10-year anniversary of the date of such first commercial sale; (b) the expiration of the relevant patent claims; and (c) the expiration of the relevant regulatory exclusivity (the "Jemincare Royalty Term"). Subject to a certain floor, the Company's royalty payments will be reduced by specified percentages for patent expiration, biosimilar entry, payments for third party intellectual property, compulsory sublicenses or drug pricing programs.

Clinical Trial Collaboration and Supply Agreement with Merck

In November 2018, the Company entered into a clinical trial collaboration and supply agreement with an affiliate of Merck (known as MSD outside the United States and Canada) under which the Company conducted a clinical trial evaluating tivumecirnon in combination with pembrolizumab (KEYTRUDA®), Merck's anti-PD-1 therapy, in patients with advanced cancers. The Company is the sponsor of the clinical trial, and Merck supplied pembrolizumab for use in the clinical trial. In March 2022 and February 2024, the Company and Merck amended the agreement to provide for additional supply of pembrolizumab.

8. Common Stock

The holders of the Company's common stock have one vote for each share of common stock held by them. Holders of shares of the Company's common stock are entitled to dividends when, as and if declared by the board of directors. No dividends had been declared as of December 31, 2024 or December 31, 2023.

The Company had reserved the following shares of common stock, on an as-converted basis, for future issuance as follows:

	Year Ended December 31,	
	2024	2023
Options issued and outstanding under the 2019 Equity Incentive Plan and 2015 Stock Plan	5,005,320	4,099,947
Restricted stock units issued and outstanding under the 2019 Equity Incentive Plan	—	13,500
Shares available for future grants under the 2019 Equity Incentive Plan	3,489,005	3,032,820
Pre-funded warrants issued and outstanding	83,403,425	4,000,000
Shares reserved under the 2019 Employee Stock Purchase Plan	492,307	410,522
Total	92,390,057	11,556,789

In December 2024, the Company sold through a private placement to a select group of accredited investors 100,000,000 shares of common stock at a price of $0.85 per share and pre-funded warrants to purchase up to 76,452,000 shares of common stock at a purchase price of $0.8499 per pre-funded warrant, resulting in net proceeds of $143.0 million, after deducting offering expenses (the "Private Placement"). Also in December 2024, the Company entered into an exchange agreement with The Column Group II, LP and certain of its affiliated funds (collectively, the "TCG Funds"), pursuant to which the TCG Funds agreed to exchange an aggregate of 2,951,425 shares of Common Stock for pre-funded warrants (the "Exchange Warrants") to purchase up to 2,951,425 shares of Common Stock (the "Exchange"). The material terms of the Exchange Warrants are identical to the pre-funded warrants issued in the Private Placement and the accounting impact of the exchange was deemed immaterial.

In August 2023, the Company filed with the SEC, and the SEC declared effective, a shelf registration statement on Form S-3 related to the sale and issuance of up to $450 million of the Company's securities, including up to $150 million of shares of common stock that may be offered and sold from time to time in one or more "at-the-market" offerings pursuant to a Controlled Equity Offering[SM] Sales Agreement (the "ATM Sales Agreement") with Cantor Fitzgerald & Co. ("Cantor") and Leerink Partners LLC. The ATM Sales Agreement replaced the Controlled Equity Offering[SM] Sales Agreement, dated November 4, 2020, by and among the Company, Cantor and Stifel, Nicolaus & Company, Incorporated. During the year ended December 31, 2024, the Company sold 365,316 shares of common stock in "at-the-market offerings" under the ATM Sales Agreement, for net proceeds of $9.0 million, after deducting sales agent commissions and other offering related costs. No shares were sold under the ATM Sales Agreement or the Prior ATM Sales Agreement during the year ended December 31, 2023. As of the date of filing of this Annual Report there were up to $140.6 million shares of common stock available for future issuance under the ATM Sales Agreement.

In May 2022, through a private placement financing, the Company issued pre-funded warrants to purchase an aggregate of 4,000,000 shares of the Company's common stock. Each pre-funded warrant has an exercise price of $0.0001 per share. The purchase price per pre-funded warrant was $12.4999 (representing the $12.50 per share closing price of the common stock on May 24, 2022, less the exercise price of $0.0001 per pre-funded warrant). The private placement financing of the pre-funded warrants resulted in net proceeds of $49.8 million, after deducting offering expenses.

All pre-funded warrants, including Exchange Warrants were classified as a component of permanent equity in the Company's balance sheet as they are freestanding financial instruments that are immediately exercisable, do not embody an obligation for the Company to repurchase its shares and permit the holders to receive a fixed number of shares of common stock upon exercise.

9. Stock-Based Compensation

Stock Option Plan

In 2015, the Company adopted the FLX Bio, Inc. 2015 Stock Plan (the "2015 Plan").

In November 2019, the Company's board of directors adopted the 2019 Equity Incentive Plan (the "2019 Plan" and collectively with the 2015 Plan, the "Option Plans"). Upon the effectiveness of the 2019 Plan, the 2015 Plan terminated and no further grants may be made thereunder. However, the 2015 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder. In addition, the number of shares reserved for issuance under the 2019 Plan automatically increases on January 1 of each year beginning January 1, 2020 by a number equal to (i) 4% of the shares of common stock outstanding on the last business day of the prior fiscal year or (ii) the number of shares determined by the Company's board of directors. As of January 1, 2024, an additional 1,375,932 shares of common stock were reserved for issuance pursuant to the automatic increase to the authorized shares under the 2019 Plan.

The Option Plans provide for the granting of incentive and non-statutory stock options and restricted shares of common stock options to eligible employees, officers, directors, advisors and consultants. Terms of the stock option agreements, including vesting requirements, are determined by the board of directors, subject to the provisions of the Options Plans. Options granted generally vest over four years and expire no later than ten years from the date of grant. As a private company, the estimated fair value of the Company's underlying common stock was determined by the board of directors. Following its initial public offering, the fair value of the Company's common stock is based on the closing price of its common stock on the date of grant.

Employee Stock Purchase Plan

In October 2019, the Company adopted the 2019 Employee Stock Purchase Plan (the "2019 ESPP"). The Company reserved 240,336 shares of common stock pursuant to purchase rights to be granted to the Company's employees. The 2019 ESPP provides that the number of shares reserved and available for issuance automatically increases on January 1 of each calendar year, beginning January 1, 2020, by the lesser of (1) 1.0% of the total number of shares of common stock outstanding on December 31 of the preceding calendar year, (2) 240,336 shares or (3) a number determined by the board of directors that is less than (1) and (2). As of January 1, 2024, 240,336 shares of common stock were authorized for issuance pursuant to the annual automatic increase to the authorized shares under the 2019 ESPP.

Under the 2019 ESPP, eligible employees are granted rights to purchase shares of common stock, which can be funded through payroll deductions that cannot exceed 15% of each employee's compensation. The 2019 ESPP generally provides for a 24-month offering period, which includes four six-month purchase periods. At the end of each purchase period, eligible employees are permitted to purchase shares of common stock at 85% of the lower of fair market value at the beginning of the offering period or fair market value at the end of the purchase period. During the years ended December 31, 2024 and 2023, employees purchased 158,551 shares at weighted average price of $4.91 and 87,671 shares at a weighted average exercise price of $12.34, respectively. The 2019 ESPP is considered a compensatory plan and the Company recorded stock-based compensation expense of $1.1 million and $1.3 million for the years ended December 31, 2024 and 2023, respectively.

Stock Options

Stock option activity under the 2019 Plan is set forth below for the year ended December 31, 2024:

	Number of Shares Outstanding	Weighted Average Exercise Price Per Share	Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Balances at December 31, 2023	4,099,947	$ 21.00	7.6	$ 23,206
Stock options granted	1,648,459	21.74		
Stock options exercised	(14,374)	4.67		
Stock options forfeited	(728,712)	23.36		
Balances at December 31, 2024	5,005,320	$ 20.94	7.2	$ 1
Vested and expected to vest at December 31, 2024	5,005,320	20.94	7.2	$ 1
Exercisable at December 31, 2024	3,224,884	19.65	6.5	—

The aggregate intrinsic values of options outstanding, exercisable, vested and expected to vest were calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's common stock for options that were in-the-money as of December 31, 2024.

The options granted in the years ended December 31, 2024 and 2023 had a weighted average per share grant-date fair value of $17.48 and $20.20, respectively, and a total grant date fair value of $28.8 million and $24.6 million, respectively.

The aggregate intrinsic value of stock options exercised in the years ended December 31, 2024 and 2023 was $0.1 million and $0.7 million, respectively. Cash received from stock option exercises were $67,000 and $0.5 million for the years ended December 31, 2024 and 2023, respectively. The Company issues new shares of common stock upon exercise of options. In connection with these exercises, there was no tax benefit realized by the Company due to its current loss position.

The aggregate fair value of options that vested in the years ended December 31, 2024 and 2023 was $18.8 million and $15.2 million, respectively.

Restricted Stock Units

Restricted Stock Units ("RSU") activity under the 2019 Plan is set forth below for the year ended December 31, 2024:

	Number of Shares Outstanding	Weighted Average Grant Date Fair Value Per Share
Balances at December 31, 2023	13,500	$ 44.66
RSUs granted	—	—
RSUs vested and settled	(13,500)	44.66
RSUs forfeited	—	—
Balances at December 31, 2024	—	$ —

Employee stock option valuation

In determining the fair value of the options granted, the Company uses the Black-Scholes option-pricing model and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

Expected term

The expected term represents the period that the Company's options granted are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term). The Company has very limited historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for its stock option grants.

Expected volatility

Since the Company recently became a public company and has only a limited trading history for its common stock, the expected volatility was estimated based on the average historical volatility for comparable publicly traded biopharmaceutical companies and our historical volatility over a period, where available, equal to the expected term of the stock option grants. The comparable companies were chosen based on their similar size, life cycle stage or area of specialty.

Risk-free interest rate

The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the options.

Expected dividend

The Company has never paid dividends on its common stock and has no plans to pay dividends on its common stock. Therefore, the Company used an expected dividend yield of zero.

The assumptions used to value employee and non-employee stock option awards granted under the Option Plans during the years ended December 31, 2024 and 2023, using the Black-Scholes option pricing model, were as follows:

	For the Year Ended December 31,	
	2024	2023
Fair value	$1.16 - $24.75	$11.25 - $23.70
Expected term (in years)	5.88 - 6.06	5.87 - 6.06
Volatility	99.6% - 110.7%	94.9% - 97.8%
Risk-free interest rate	3.93% - 4.64%	3.46% - 4.71%
Dividend yield	—	—

Employee stock purchase plan

The fair value of the rights granted to employees under the 2019 ESPP was estimated using a Black-Scholes option-pricing model with the following valuation assumptions:

	For the Year Ended December 31,	
	2024	2023
Fair value	$0.91 - $5.90	$4.79 - $12.12
Expected term (in years)	0.50 - 2.00	0.50 - 2.00
Volatility	95.6% - 165.3%	64.3% - 93.2%
Risk-free interest rate	4.21% - 5.53%	4.14% - 5.51%
Dividend yield	—	—

Stock-based compensation expense

Total stock-based compensation expense recognized for stock options and RSUs granted to both employees and non-employees and for the employee stock purchase plan was as follows (in thousands):

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Research and development	$ 9,203	$ 7,941
General and administrative	10,732	9,150
Total stock-based compensation expense	$ 19,935	$ 17,091

As of December 31, 2024, unrecognized stock-based compensation cost related to outstanding unvested stock options that are expected to vest was $32.7 million. This unrecognized stock-based compensation cost is expected to be recognized over 2.4 years.

Repricing of stock options

On November 12, 2024, the Compensation Committee (the “Committee”) of the Board of Directors of the Company approved an option repricing, which was effective on November 13, 2024 (the “Effective Date”). The repricing generally applies to options to purchase shares of the Company’s common stock that: (i) were granted under the Company’s 2019 Plan; (ii) as of the Effective Date, are held by the Company’s then-current employees and consultants (subject to the caveat below) (each, an “Eligible Participant”); and (iii) have an exercise price per share greater than $8.00 (the “Eligible Options”). The Eligible Options include options held by certain of the Company's executive officers. Options held by non-employee members of the Board were not eligible for the repricing program.

As of the Effective Date, the Eligible Options were immediately repriced such that the exercise price per share for such options was reduced to the closing price of the Company’s common stock per share on the Effective Date, subject to certain retention requirements outlined below. The closing price of the Company’s common stock per share on the Effective Date was $1.57, which became the reduced exercise price per share for the Eligible Options. If an employee exercises Eligible Options in advance of the end of the retention period as described below, the employee will be required to pay a premium exercise price equal to the original exercise price per share of the Eligible Options. There were no changes to the number of shares underlying the Eligible Options or to the vesting schedules or expiration dates of the Eligible Options.

In order to exercise the Eligible Options at the reduced exercise price, holders of the Eligible Options are required to remain in service with the Company through the end of the relevant retention period. The retention period begins on the Effective Date and ends on the earliest of the following: (i) the date 12 months following the Effective Date; (ii) a Change in Control (as defined in the 2019 Plan) if the Eligible Options are not assumed or continued by the successor or acquiror entity (or its parent company) in such Change in Control or substituted for a similar award of the successor or acquiror entity (or its parent company); or (iii) the option holder’s termination of Continuous Service (as defined in the 2019 Plan) (a) due to such individual’s death or disability, (b) by the Company (or successor entity in a Change in Control) other than for Cause (as defined in the applicable 2019 Plan) or (c) due to such option holder’s resignation on or following a Change in Control under certain circumstances.

As of the Effective Date, the total number of shares underlying all Eligible Options was 3.9 million shares. The effect of the repricing resulted in total incremental stock-based compensation expense of $1.6 million, $0.5 million of which will be recognized on a straight-line basis through the end of the retention period, while the remaining $1.1 million will be recognized on a straight-line basis over the original vesting period for those options that vest after the end of the retention period. The incremental stock-based compensation expense was calculated using the Monte Carlo option-pricing model.

For the year ended December 31, 2024, the Company recognized incremental stock-based compensation expense totaling $0.1 million associated with the option repricing, which is included in general and administrative and research and development expense on the statement of operations.

10. Income Taxes

The following table presents domestic and foreign components of income (loss) before income taxes for the periods presented (in thousands):

	December 31, 2024	December 31, 2023
United States	$ (129,865)	$ (116,798)
Foreign	—	—
	$ (129,865)	$ (116,798)

A reconciliation of the statutory U.S. federal rate and effective rate is as follows:

	December 31, 2024	December 31, 2023
Federal tax	21.0%	21.0%
State tax	—	—
Stock-based compensation	(1.4)	(0.9)
Research and development tax credit	1.9	2.4
Foreign losses not benefited	—	—
Global intangible low-taxed income	—	—
Change in valuation allowance	(21.5)	(22.4)
Other	—	(0.1)
Income tax expense	—%	—%

The Company has incurred net operating losses for all periods since inception. The Company has not reflected any benefit of such net operating loss carryforwards in the accompanying financial statements. The Company has established a full valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets.

The components of the Company's deferred tax assets and liabilities are as follows (in thousands):

	December 31, 2024	December 31, 2023
Deferred tax assets:		
Net operating loss carryforwards	$ 67,565	$ 58,248
Federal and state research and development tax credits	15,086	12,601
Accrued liabilities and reserves	1,355	1,234
Stock-based compensation	8,588	6,238
Depreciation and amortization	8,036	689
Lease liability	944	1,450
Research and development capitalized expenditures	33,708	27,290
Gross deferred tax assets	135,282	107,750
Valuation allowance	(134,582)	(106,652)
Deferred tax liabilities:		
Right of use asset	(700)	(1,098)
Other	—	—
Gross deferred tax liabilities	(700)	(1,098)
Net deferred taxes	$ —	$ —

In accordance with the 2017 Tax Act, research and experimentation (R&E) expenses under Internal Revenue Code Section 174 are required to be capitalized beginning in 2022. R&E expenses are required to be amortized over a period of 5 years for domestic expenses and 15 years for foreign expenses. As a result of this provision of the 2017 Tax Act, deferred tax assets related to capitalized research expenses increased by $6.4 million and $15.5 million during the years ended December 31, 2024 and 2023, respectively.

Realization of deferred tax assets is dependent upon future taxable income, if any. The Company has established a valuation allowance to offset deferred tax assets as of December 31, 2024 and 2023, due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets. The valuation allowance increased by approximately $27.9 million and $26.2 million during the years ended December 31, 2024 and 2023, respectively. The increase in the valuation allowance is mainly related to the capitalization of research and development expenses under Internal Revenue Code ("IRC") Section 174, capitalization of the Jemincare upfront fee as an intangible under IRC Section 197 and an increase in net operating loss carryforwards incurred during the respective taxable years.

As of December 31, 2024 and 2023, the Company had federal net operating loss carryforwards of approximately $317.6 million and $273.3 million, respectively. The federal net operating loss carryforwards generated during and after fiscal 2018 are carried forward indefinitely, while all others, along with the federal tax credit carryforwards, expire in years beginning in 2035. As of December 31, 2024 and 2023, the Company had state net operating loss carryforwards of approximately $12.1 million, which begin to expire in 2035 and are available to offset future taxable income. As of December 31, 2024 and 2023, the Company had federal research and development tax credit carryforwards of approximately $12.4 million and $10.2 million, respectively. As of December 31, 2024 and 2023, the Company had state research and development tax credit carryforwards of approximately $9.9 million and $8.4 million, respectively. Moreover, as of December 31, 2024, the Company recorded federal and state reserves of approximately $3.1 million and $2.5 million, respectively, as uncertain tax positions. If not utilized, the federal credit carryforwards will begin expiring in 2035. The state credits carry forward indefinitely.

Federal and state laws impose substantial restrictions on the utilization of net operating loss and tax credit carryforwards in the event of an ownership change for tax purposes, as defined in Section 382 of the Internal Revenue Code. As a result of such ownership changes, the Company’s ability to realize the potential future benefit of tax losses and tax credits that existed at the time of the ownership change may be significantly reduced. The Company’s deferred tax asset and related valuation allowance would be reduced as a result. The Company has not yet performed a Section 382 study to determine the amount of reduction, if any. The annual limitation may result in the expiration of net operating losses and credits before utilization. Under the 2017 Tax Act as modified by the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) the carryforward period of net operating losses generated from 2018 forward is indefinite but the ability to deduct such federal net operating losses is limited to 80% of taxable income; however, the carryforward period for net operating losses generated prior to 2018 remains 20 years. Therefore, the annual limitation may still result in the expiration of certain net operating losses and tax credit carryforwards before their utilization. In February 2022, California Senate Bill 113 “SB 113” was signed into law. SB 113 lifted the limitation for California NOL and Credit utilization disallowed by California Assembly Bill 85. In June 2024, California Senate Bill 167 (“SB 167”) was signed into law, which suspends the NOL utilization for companies whose California taxable income exceeds $1 million and limits R&D credit utilization to $5 million. Given the Company’s loss position, SB113 and SB167 did not impact the Company's tax provision. The Company will continue to monitor possible California net operating loss and credit limitation in future periods.

Tax benefits from uncertain tax positions are recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. The amount recognized is measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon effective settlement.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits for the years ended December 31, 2024 and 2023 resulting primarily from research and development tax credits claimed for both U.S. and foreign operations on the Company's annual tax returns were as follows (in thousands):

	December 31,	
	2024	2023
Balance at beginning of year	$ 4,674	$ 3,663
Additions on tax positions related to prior years	—	(3)
Additions on tax positions related to current year	905	1,014
Balance at end of year	$ 5,579	$ 4,674

The Company does not expect that its uncertain tax positions will materially change in the next 12 months. The reversal of uncertain tax benefits would not impact the Company's effective tax rate as the Company continues to maintain a full valuation allowance against its deferred tax assets. In accordance with ASC 740, the Company would classify interest and penalties related to uncertain tax positions in income tax expense, if applicable. There was no interest expense or penalties related to unrecognized tax benefits through December 31, 2024.

The Company files income tax returns with varying statutes of limitations in the United States and various states. The Company is not currently under examination by income tax authorities in federal, state or other jurisdictions. All tax returns remain open for examination by federal and state authorities. The tax years from inception in 2015 forward remain open to examination due to the carryover of unused net operating losses and tax credits.

The Inflation Reduction Act of 2022 was signed into law in August 2022 and contained several tax provisions to curb inflation by reducing the deficit, lowering prescription drug prices, investing into domestic energy production while promoting clean energy, and introduced the topic of corporate alternative minimum tax on applicable corporations. There is no impact to the Company's current tax provision from this legislation.

11. Net Loss Per Share

The following table sets forth the computation of the basic and diluted net loss per share of the years ended December 31, 2024 and 2023 (in thousands, except share and per share data):

	Twelve Months Ended December 31,	
	2024	2023
Numerator:		
Net loss	$ (129,865)	$ (116,798)
Denominator:		
Weighted-average shares used to compute net loss per share, basic and diluted	40,761,143	38,338,161
Net loss per share, basic and diluted	$ (3.19)	$ (3.05)

For the years ended December 31, 2024 and 2023, 83,403,425 and 4,000,000 pre-funded warrants to purchase the Company's shares of common stock, respectively, issued in private placement financings (see Note 8), were included in the basic and diluted net loss per share calculation.

Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	As of December 31,	
	2024	2023
Stock options issued and outstanding under the 2019 Plan and 2015 Stock Plan	5,005,320	4,099,947
Estimated shares issuable under the 2019 ESPP	62,896	21,904
RSUs subject to future vesting	—	13,500
Total	5,068,216	4,135,351

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024, the end of the period covered by this Annual Report on Form 10-K. Management's assessment of internal control over financial reporting was conducted using the criteria defined in the *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon such evaluation, our Principal Executive Officer and Principal Financial Officer have concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of such date.

Changes in Internal Control over Financial Reporting

Management determined that, as of December 31, 2024, there were no changes in our internal control over financial reporting that occurred during the fiscal quarter then ended that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f). Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements prepared for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm on our internal control over financial reporting because we are a smaller reporting company under the Exchange Act.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and our Chief Financial Officer, believes that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at the reasonable assurance level. However, our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by the collusion of two or more people or by management override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this item will be included in the section entitled "Election of Directors," "Executive Officers," "Corporate Governance and Board Matters" and, if applicable, "Delinquent Section 16(a) Reports" set forth in the Company's proxy statement to be filed with the Securities and Exchange Commission within 120 days after the Company's fiscal year end and is incorporated herein by reference.

We have adopted a Code of Conduct and Ethics (the "Code of Conduct") that applies to all directors, officers and employees of the Company, is available on our website at www.rapt.com. We intend to promptly disclose on our website or in a Current Report on Form 8-K in the future (i) the date and nature of any amendment (other than technical, administrative or other non-substantive amendments) to the Code of Conduct that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions and relates to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K and (ii) the nature of any waiver, including an implicit waiver, from a provision of the Code of Conduct that is granted to one of these specified individuals that relates to one or more of the elements of the code of ethics definition enumerated in Item 406(b) of Regulation S-K, the name of such person who is granted the waiver and the date of the waiver.

Item 11. Executive Compensation.

The information required by this Item will be included in the sections entitled "Executive Compensation" and "Director Compensation" set forth in the Company's proxy statement to be filed with the Securities and Exchange Commission within 120 days after the Company's fiscal year end and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item will be included in the section entitled "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation—Equity Compensation Plan Information" set forth in the Company's proxy statement to be filed with the Securities and Exchange Commission within 120 days after the Company's fiscal year end and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item will be included in the sections entitled "Transactions with Related Persons and Indemnification" and "Corporate Governance and Board Matters—Independence of the Board of Directors" set forth in the Company's proxy statement to be filed with the Securities and Exchange Commission within 120 days after the Company's fiscal year end and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information required by this Item will be included in the section entitled "Ratification of Selection of Independent Registered Public Accounting Firm" set forth in the Company's proxy statement to be filed with the Securities and Exchange Commission within 120 days after the Company's fiscal year end and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) The following documents are filed as part of this Annual Report:

1. *Financial Statements.* See Index to Financial Statements in Part II Item 8 of this Annual Report on Form 10-K.
2. *Financial Statement Schedules*. None. All financial statement schedules are omitted because they are not applicable, not required under the instructions or the requested information is included in the financial statements or notes thereto.
3. *Exhibits*. The following is a list of exhibits filed with this Annual Report or incorporated herein by reference:

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by Reference Schedule Form	File Number	Exhibit	Filing Date	Filed Herewith
3.1	Amended and Restated Certificate of Incorporation	8-K	001-38997	3.1	11/04/19	
3.2	Amended and Restated Bylaws	8-K	001-38997	3.2	11/04/19	
4.1	Form of Common Stock Certificate	S-1	333-232572	4.1	07/22/19	
4.2	Description of Registrant's Securities	10-K	001-38997	4.2	03/30/20	
4.3	Form of Pre-Funded Warrant	8-K	001-38997	4.1	5/31/22	
4.4	Form of Pre-Funded Warrant and Exchange Warrant	8-K	001-38997	4.1	12/23/24	
10.1+	2015 Stock Plan	S-1	333-232572	10.2	07/05/19	
10.2+	Forms of Stock Option Agreement, Notice of Stock Option Grant and Notice of Stock Option Exercise under the 2015 Stock Plan	S-1	333-232572	10.3	07/05/19	
10.3+	2019 Equity Incentive Plan	S-1	333-232572	10.4	07/22/19	
10.4+	Forms of Stock Option Agreement, Notice of Stock Option Grant and Notice of Stock Option Exercise under the 2019 Equity Incentive Plan	S-1	333-232572	10.5	07/22/19	
10.5+	Forms of Restricted Stock Unit Agreement and Notice of Grant of Restricted Stock Unit under the Amended and Restated 2019 Equity Incentive Plan	S-1	333-232572	10.6	07/22/19	
10.6+	2019 Employee Stock Purchase Plan	S-1	333-232572	10.7	07/22/19	
10.7+	Form of Indemnification Agreement, by and between RAPT Therapeutics, Inc. and each of its directors and executive officers	S-1	333-232572	10.8	07/22/19	
10.8+	Amended and Restated Employee Offer Letter, by and between Brian Wong and RAPT Therapeutics, Inc., dated July 20, 2019	S-1	333-232572	10.9	07/22/19	
10.9+	Amended and Restated Employee Offer Letter, by and between William Ho and RAPT Therapeutics, Inc., dated July 20, 2019	S-1	333-232572	10.10	07/22/19	
10.10+	Amended and Restated Employee Offer Letter, by and between Dirk Brockstedt and RAPT Therapeutics, Inc., dated July 20, 2019	S-1	333-232572	10.11	07/22/19	

10.11+	Offer Letter, by and between Rodney Young and RAPT Therapeutics, Inc., dated November 11, 2019	8-K	001-38997	10.1	12/04/19
10.12+	Amended and Restated Non-Employee Director Compensation Policy	10-Q	001-38997	10.1	08/11/23
10.13+	Amended and Restated Non-Employee Director Compensation Policy	10-Q	001-38997	10.1	05/09/24
10.14	Lease, by and between HCP, Inc. and Flexus Biosciences, Inc., dated October 10, 2014	S-1	333-232572	10.21	07/05/19
10.15	First Amendment to Lease, by and between HCP, Inc. and RAPT Therapeutics, Inc., dated April 29, 2015	S-1	333-232572	10.22	07/05/19
10.16	Second Amendment to Lease, by and between HCP, Inc. and RAPT Therapeutics, Inc., dated April 16, 2018	S-1	333-232572	10.23	07/05/19
10.17	Third Amendment to Lease, by and between HCP, Inc. and RAPT Therapeutics, Inc., dated December 13, 2018	S-1	333-232572	10.24	07/05/19
10.18#	Clinical Trial Collaboration and Supply Agreement, dated as of November 1, 2018, by and between MSD International GmbH and RAPT Therapeutics, Inc.	S-1	333-232572	10.25	07/05/19
10.19^	Amendment No. 1, dated April 20, 2022, to the Clinical Trial Collaboration and Supply Agreement, dated as of November 1, 2018, by and between MSD International GmbH and RAPT Therapeutics, Inc.	10-K	001-38997	10.19	03/14/23
10.20^	Amendment No. 2, dated February 1, 2024, to the Clinical Trial Collaboration and Supply Agreement, dated as of November 1, 2018, by and between MSD International GmbH and RAPT Therapeutics, Inc.	10-K	001-38997	10.21	03/07/24
10.21#	Collaboration and License Agreement, dated as of December 1, 2019, by and between Hanmi Pharmaceutical Co., Ltd and RAPT Therapeutics, Inc.	S-1	333-236256	10.19	02/04/20
10.22	Registration Rights Agreement, dated May 27, 2022, by and between RAPT Therapeutics, Inc. and the investor party thereto	8-K	001-38997	10.2	05/31/2022
10.23^	License Agreement, dated December 22, 2024, by and between RAPT Therapeutics, Inc. and Shanghai Jemincare Pharmaceutical Co., Ltd	8-K	001-38997	10.1	12/23/24

10.24	Form of Registration Rights Agreement	8-K	001-38997	10.3	12/23/24	
19.1	Insider Trading Policy	10-K				X
21.1	List of Subsidiaries	10-K	001-38997	21.1	03/07/24	
23.1	Consent of Independent Registered Public Accounting Firm					X
24.1	Power of Attorney (included on signature page)					X
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32.1†	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
32.2†	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
97+	Incentive Compensation Recoupment Policy	10-K	001-38997	97	03/07/24	
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document					X
101.SCH	Inline XBRL Taxonomy Extension Schema Document					X
104	Cover Page Interactive Data File – the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document					

+ Indicates management contract or compensatory plan or arrangement.
# Portions of this exhibit (indicated by asterisks) have been omitted as we have determined that (i) the omitted information is not material and (ii) the omitted information would likely cause competitive harm to us if publicly disclosed.
#*Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

† The certifications attached as Exhibit 32.1 and Exhibit 32.2 accompany this Annual Report on Form 10-K are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of RAPT Therapeutics, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.
^ Pursuant to Item 601(b)(10)(iv) of Regulation S-K promulgated by the Securities and Exchange Commission, certain portions of this exhibit have been redacted. The Registrant hereby agrees to furnish supplementally to the Securities and Exchange Commission, upon its request, an unredacted copy of this exhibit.

The agreements and other documents filed as exhibits to this Annual Report on Form 10-K are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RAPT Therapeutics, Inc.

Date: March 6, 2025

By: /s/ Brian Wong, M.D. Ph.D.
Brian Wong, M.D. Ph.D.
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Brian Wong and Rodney Young, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution for him or her, and in his or her name in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and either of them, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Brian Wong, M.D., Ph.D.	President, Chief Executive Officer and Director	March 6, 2025
Brian Wong, M.D., Ph.D.	*(principal executive officer)*	
/s/ Rodney Young	Chief Financial Officer and Secretary	March 6, 2025
Rodney Young	*(principal financial officer and principal accounting officer)*	
/s/ Lori Lyons-Williams	Chair of the Board of Directors	March 6, 2025
Lori Lyons-Williams		
/s/ Michael F. Giordano, M.D.	Director	March 6, 2025
Michael F. Giordano, M.D.		
/s/ Mary Ann Gray, Ph.D.	Director	March 6, 2025
Mary Ann Gray, Ph.D.		
/s/ Linda Kozick	Director	March 6, 2025
Linda Kozick		
/s/ Wendye Robbins, M.D.	Director	March 6, 2025
Wendye Robbins, M.D.		

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-8 No. 333-234448) pertaining to the 2015 Stock Plan, the 2019 Equity Incentive Plan and the 2019 Employee Stock Purchase Plan of RAPT Therapeutics, Inc.,

(2) Registration Statements (Form S-8 Nos. 333-237487 and 333-270523) pertaining to the 2019 Equity Incentive Plan of RAPT Therapeutics, Inc.,

(3) Registration Statements (Form S-8 Nos. 333-254127, 333-263426 and 333-277736) pertaining to the 2019 Equity Incentive Plan and the 2019 Employee Stock Purchase Plan of RAPT Therapeutics, Inc.; and

(4) Registration Statements (Form S-3 Nos. 333-265812, 333-273910 and 333-284388) of RAPT Therapeutics, Inc.

of our report dated March 6, 2025, with respect to the financial statements of RAPT Therapeutics, Inc. included in this Annual Report (Form 10-K) of RAPT Therapeutics, Inc. for the year ended December 31, 2024.

/s/ Ernst & Young LLP

San Mateo, California
March 6, 2025

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Brian Wong, M.D. Ph.D., certify that:

1. I have reviewed this Annual Report on Form 10-K of RAPT Therapeutics, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 6, 2025

By: /s/ Brian Wong, M.D. Ph.D.
Brian Wong, M.D. Ph.D.
President, Chief Executive Officer and Director
(Principal Executive Officer)

Exhibit 31.2

**CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Rodney Young, certify that:

1. I have reviewed this Annual Report on Form 10-K of RAPT Therapeutics, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 6, 2025

By: /s/ Rodney Young
Rodney Young
Chief Financial Officer and Secretary
(Principal Financial Officer and Principal Accounting Officer)

Exhibit 32.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Brian Wong, M.D. Ph.D., Chief Executive Officer of RAPT Therapeutics. Inc. (the “Company”) hereby certify pursuant to the requirement set forth in Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and Chapter 36 of Title 18 United State Code Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. the Annual Report of Company on Form 10-K (the “Annual Report”) for the year ended December 31, 2024 fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and
2. the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 6, 2025	By: /s/ Brian Wong, M.D. Ph.D.
	Brian Wong, M.D. Ph.D.
	President, Chief Executive Officer and Director
	(Principal Executive Officer)

Exhibit 32.2

**CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

I, Rodney Young, Chief Financial Officer of RAPT Therapeutics. Inc. (the "Company") hereby certify pursuant to the requirement set forth in Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and Chapter 36 of Title 18 United State Code Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. the Annual Report of the Company on Form 10-K (the "Annual Report") for the year ended December 31, 2024 fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and

2. the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of RAPT Therapeutics, Inc.

Date: March 6, 2025

By: /s/ Rodney Young
Rodney Young
Chief Financial Officer and Secretary
(Principal Financial Officer and Principal Accounting Officer)

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

RAPT
THERAPEUTICS

RAPT Therapeutics, Inc.
561 Eccles Avenue
South San Francisco, CA 94080
(650) 489-9000
www.rapt.com

Investor Relations
investors@rapt.com